As filed with the Securities and Exchange Commission on September 9, 2011

Registration No. 333-175105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Orchard Supply Hardware Stores Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	5200	95-4214109
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6450 Via Del Oro

San Jose, CA 95119

(408) 281-3500

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Roger L. Smith

Vice President, Real Estate, General Counsel and Secretary

Orchard Supply Hardware Stores Corporation

6450 Via Del Oro

San Jose, CA 95119

(408) 281-3500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With Copies To:

Dane A. Drobny Senior Vice President, General Counsel and Corporate Secretary Sears Holdings Corporation 3333 Beverly Road Hoffman Estates, IL 60179 (847) 286-2500	William H. Hinman, Jr. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, CA 94304 (650) 251-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 Registration Statement number of the earlier effective Registration Statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.01 per share	$82,000,000	$9,520.20
Series A Preferred Stock, par value $0.01 per share

(1)	This Registration Statement relates to an indeterminate amount of shares of Class A Common Stock, par value $0.01 per share, and Series A Preferred Stock, par value $0.01 per share, of Orchard Supply Hardware Stores Corporation (the “Registrant”) which will be distributed pursuant to a spin-off transaction to the holders of common stock of Sears Holdings Corporation (“Sears Holdings”) and shall result in an aggregate offering price for all securities in an amount not to exceed $82,000,000.
(2)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(f) under the Securities Act. Because there has not been a market for the shares being spun-off, consistent with Rule 457(f)(2), the registration filing fee is based on the book value of the assets being spun-off pursuant to the transaction described above. The book value upon which the registration fee is calculated does not indicate any anticipated market value upon issuance of the spun-off shares.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the spin-off of the Registrant from Sears Holdings (as described in the Prospectus which is a part of this Registration Statement) and the related transactions and approvals contemplated to occur prior to or contemporaneously with the spin-off will be consummated as contemplated by the Prospectus. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications to or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

The information in this Preliminary Prospectus is not complete and may be changed. We may not issue these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Preliminary Prospectus is not an offer to sell nor does it seek an offer to buy these securities.

SUBJECT TO COMPLETION DATED SEPTEMBER 9, 2011

PROSPECTUS

Orchard Supply Hardware Stores Corporation

             Shares of Class A Common Stock, Par Value $0.01 Per Share

             Shares of Series A Preferred Stock, Par Value $0.01 Per Share

This Prospectus is being furnished to you as a shareholder of Sears Holdings Corporation (“Sears Holdings”) in connection with the planned distribution (the “Distribution” or the “spin-off”) by Sears Holdings to its shareholders of all the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and Series A Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of Orchard Supply Hardware Stores Corporation (“Orchard”) held by Sears Holdings immediately prior to the spin-off. Immediately prior to the time of the Distribution, Sears Holdings will hold all of Orchard’s outstanding shares of Class A Common Stock and Preferred Stock. At the time of the Distribution, Orchard’s outstanding capital stock will be composed of the following classes of capital stock, each of which is described in greater detail in the “Description of Our Capital Stock” section of this Prospectus:

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Class A Common Stock, which is being distributed in the spin-off, will represent approximately 80% of the general voting power of Orchard’s outstanding capital stock, and will entitle holders thereof to one vote per share;

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Orchard’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), will represent less than 0.5% of the general voting power of Orchard’s outstanding capital stock, and will entitle holders thereof to one-tenth of one vote per share;

•

Orchard’s Class C Common Stock, par value $0.01 per share (the “Class C Common Stock”), will represent approximately 20% of the general voting power of Orchard’s outstanding capital stock, and will entitle holders thereof to one vote per share; and

•	Preferred Stock, which is being distributed in the spin-off, will represent 100% of Orchard’s outstanding nonvoting capital stock.

At the time of the Distribution, Sears Holdings will distribute all of the outstanding shares of Class A Common Stock and Preferred Stock on a pro rata basis to holders of Sears Holdings common stock. Every              shares of Sears Holdings common stock outstanding as of the close of business on                     , 2011, the record date for the spin-off (the “record date”), will entitle the holder thereof to receive              shares of Class A Common Stock and              shares of Preferred Stock. The Distribution will be made in book-entry form. Fractional shares of Class A Common Stock or Preferred Stock will not be distributed. Instead, promptly following the Distribution, the distribution agent will aggregate fractional shares of the Class A Common Stock and the Preferred Stock into whole shares of each security, sell such whole shares in the open market at prevailing rates and distribute the net cash from proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional shares in the Distribution.

We expect that the spin-off will be tax-free to Sears Holdings shareholders for U.S. federal income tax purposes, except for any cash received in lieu of fractional shares. The Distribution will be effective as of 11:59 p.m., Eastern Daylight Time on                     , 2011, which we refer to hereinafter as the “distribution date.” Immediately after the Distribution is completed, we will be a publicly traded company independent from Sears Holdings. From and after the Distribution, certificates representing Sears Holdings common stock will continue to represent Sears Holdings common stock, which at that point will include the remaining businesses of Sears Holdings.

No action will be required of you to receive shares of Class A Common Stock and Preferred Stock, which means that:

•	no vote of Sears Holdings shareholders is required in connection with this Distribution and we are not asking you for a proxy and you are requested not to send us a proxy;

•	you will not be required to pay for the shares of our Class A Common Stock and Preferred Stock that you receive in the Distribution; and

•

you do not need to surrender or exchange any of your Sears Holdings shares in order to receive shares of our Class A Common Stock and Preferred Stock, or take any other action in connection with the spin-off.

There is currently no trading market for our Class A Common Stock or Preferred Stock. However, we expect that a limited market, commonly known as a “when issued” trading market, for our Class A Common Stock and Preferred Stock will develop on or shortly prior to the record date for the Distribution, and we expect “regular way” trading of our Class A Common Stock and Preferred Stock will begin the first trading day after the completion of the Distribution. We expect to list our Class A Common Stock on the NASDAQ Capital Market under the symbol “OSH” and quote our Preferred Stock on the OTC Bulletin Board, or the “Pink Sheets” or another over-the-counter (“OTC”) quotation system under the symbol “            ”.

In reviewing this Prospectus, you should carefully consider the matters described under “Risk Factors” beginning on page 20 for a discussion of certain factors that should be considered by recipients of our Class A Common Stock and Preferred Stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Prospectus is                     , 2011.

You should not assume that the information contained in this Prospectus is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this Prospectus may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

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SUMMARY

This summary highlights information contained elsewhere in this Prospectus and may not contain all of the information that may be important to you. For a more complete understanding of our business and the spin-off, you should read this summary together with the more detailed information and financial statements appearing elsewhere in this Prospectus. You should read this entire Prospectus carefully, including the “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” sections. “Orchard,” “we,” “our,” and “us” refer to Orchard Supply Hardware Stores Corporation and our subsidiaries.

Our Company

We are a California specialty retailer primarily focused on the consumer segment of the home improvement market. Our stores are designed to appeal to convenience-oriented customers, whose purchase occasions are largely driven by their home repair, maintenance and improvement needs throughout the home, garden and outdoor living areas. As of April 30, 2011, we operated 89 full-service hardware stores in California. We opened four new stores in California within the past three years—one in 2010, two in 2009, and one in 2008. Our stores average approximately 43,600 square feet of enclosed space, plus approximately 8,300 square feet of nursery and garden area. Our stores carry a broad assortment of repair and maintenance, lawn and garden and in-home products.

We strive to provide our customers with best-in-class customer service by staffing our stores with knowledgeable managers and employees. We design our stores to be easy to shop in, by using high visibility signage for ease of navigation and lower profile shelving than is typically found in our larger warehouse home center competitors.

We operate in one reportable segment and provide a merchandise mix which consists of various product categories. Our repair and maintenance category consists of plumbing, electrical, paint, tools, hardware, and industrial products. Our lawn and garden category consists of nursery, garden, outdoor power and seasonal products. Our in-home category consists mainly of our housewares and appliances products.

We also focus on the convenience-oriented purchases of the small professional customer. The professional customer’s convenience-oriented purchases are largely motivated by a need for incremental supplies and tools to complete construction projects.

Our Competitive Strengths

Our success depends on our ability to remain competitive with respect to our stores’ shopping convenience, the in-stock availability of merchandise and superior customer service by knowledgeable sales professionals. We believe that our competitive strengths are the following:

Our Stores Carry a Wide Variety of Merchandise.

We offer our customers a broad selection of products, including well-known consumer brand names, and we strive to offer high in-stock levels. A typical Orchard store offers a selection of repair and maintenance products comparable to larger warehouse competitors and carries more products than the typical smaller independent hardware store.

Each of our stores offers a wide selection of well-known consumer brand names, such as 3M, Ames/Tru-Temper Tools, Black & Decker, Craftsman, DeWalt, Dickies, Dutch Boy, General Electric, Leviton, Makita, Milwaukee, Miracle-Gro, Moen, Quikrete, RainBird, Rubbermaid, Scotts, Stanley, Toro and Weber. Our private label brands typically generate higher gross profit margins than third-party brands and include Aqua Vista, Bridgewater Orchard, OSH, Pacific Bay and Western Hawk; these private label brands also add to the distinctive nature of our product selection.

In addition, we believe that our year-round garden and nursery categories are key in drawing customers to our stores and will provide a platform for our growth. While we believe that participating in these categories better positions us to successfully compete against the larger warehouse home centers, it also acts as a competitive advantage over smaller independent retailers that typically do not carry the same breadth of assortment as we do in this category. We believe that our lifetime plant guarantee policy also drives customer loyalty.

We Stock High Margin Product Categories.

While our stores offer a wide range of merchandise, in contrast to our larger warehouse home center competitors, we stock repair and maintenance products, not construction materials that typically yield lower gross margins and require substantial selling space. Our limited offerings in these areas allow us to dedicate valuable selling space to higher-margin items that meet the needs of our convenience-oriented customers.

Our Stores Are Easy to Navigate and Convenient to Shop.

To facilitate the shopping experience, our stores are generally designed in a conventional format using lower profile shelving and higher visibility signage than is usually found in our larger warehouse home center competitors that are typified by warehouse racking and over-stacked aisles. Customers can generally view the majority of our store upon entering, helping them to easily and quickly locate items. Related departments are generally located adjacent to each other, and most merchandise is displayed according to centrally developed floor plans that are designed to optimize space utilization. Product labels and descriptive signage assist customers in easily identifying merchandise. In addition, we strive to select store sites that are easily accessible, conveniently located and have ample parking capacity. These features are intended to provide customers with a comfortable and convenient shopping environment.

We Strive to Deliver Outstanding Customer Service and Value Added Services.

We believe that our customers associate us with providing outstanding customer service and attractive value added services. We drive customer loyalty by striving to deliver outstanding customer service, a broad selection of products and high in-stock levels through friendly, experienced and knowledgeable sales people and store managers. Many of our in-store personnel have repair experience and our associates pass written tests on store policies and products in their respective departments. In addition, we offer repair services on gas outdoor power products through our Eager Beaver Engine House, which we believe distinguishes us from many of our competitors. We also provide pickup and delivery services.

We Have an Experienced Management Team and Store Leadership.

We have recruited an experienced executive management team with the objective of increasing our profitability and stimulating our growth. Our executive management team has an average of over 18 years of retail related experience and an average of 8 years in the home improvement industry.

Our executive management is supported by what we believe is one of the more stable and experienced groups of store-level managers in the industry. The average tenure of an Orchard store manager is approximately 15 years. In addition, we believe that we have a pool of highly qualified assistant store managers who are experienced and ready to become store managers as we continue to expand. The average tenure for an assistant store manager with Orchard is approximately 10 years.

Our stores are generally open seven days per week. Depending on the size and sales volume of the store, the total number of personnel assigned to a particular store varies from about 35 to 105, approximately 10 to 35 of whom are full-time employees. Our stores are operated by store managers, who report to one of eight district managers. Our store managers are responsible for day-to-day store operations, subject to operating procedures established at our store support center. A typical store is staffed with a store manager, two assistant managers and seven department leads.

Our Capital Stock

At the time of the spin-off, Orchard’s outstanding capital stock will be composed of the following classes of capital stock: Class A Common Stock, Class B Common Stock, Class C Common Stock and Preferred Stock.

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Class A Common Stock. Class A Common Stock, all the outstanding shares of which will be held by Sears Holdings immediately prior to the spin-off, is being distributed in the spin-off and will represent approximately 80% of the general voting power of Orchard’s outstanding capital stock. Holders of Class A Common Stock will be entitled to one vote per share. With respect to the election of our directors, the holders of Class A Common Stock will vote as a separate class and be entitled to elect eight members of our ten member board of directors, subject to adjustment based on ACOF I LLC’s ownership of our capital stock as more fully described in the “Description of Our Capital Stock” section of this Prospectus. The Class A Common Stock is presently held by a subsidiary of Sears Holdings and by ACOF I LLC (“ACOF”); ACOF will exchange its shares of Class A Common Stock for shares of Class C Common Stock immediately prior to the spin-off, such that immediately following the spin-off, the Class A Common Stock will be 100% held by Sears Holdings shareholders.

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Class B Common Stock. Class B Common Stock is not being distributed in the spin-off and will represent less than 0.5% of the general voting power of Orchard’s outstanding capital stock. Holders of Class B Common Stock will be entitled to one-tenth of one vote per share. With respect to the election of our directors, the holders of Class B Common Stock will vote together with holders of Class C Common Stock as a single class and be entitled to elect two members of our ten member board of directors, subject to adjustment based on ACOF’s ownership of our capital stock as more fully described in the “Description of Our Capital Stock” section of this Prospectus. Our outstanding shares of Class B Common Stock are held by certain former employees of Orchard who acquired such shares of Class B Common Stock in connection with past equity investment programs of Orchard. Our Class B Common Stock is also the class of capital stock underlying options granted to certain employees prior to the date of the spin-off.

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Class C Common Stock. Class C Common Stock is not being distributed in the spin-off and will represent approximately 20% of the general voting power of Orchard’s outstanding capital stock. Holders of Class C Common Stock will be entitled to one vote per share. With respect to the election of our directors, the holders of Class C Common Stock will vote together with holders of Class B Common Stock as a single class and be entitled to elect two members of our ten member board of directors, subject to adjustment based on ACOF’s ownership of our capital stock as more fully described in the “Description of Our Capital Stock” section of this Prospectus. Immediately prior to the spin-off, we will authorize the creation of Class C Common Stock, and all of the Class A Common Stock then owned by ACOF will be exchanged for Class C Common Stock immediately prior to the spin-off, such that ACOF will own 100% of our outstanding Class C Common Stock.

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Preferred Stock. Preferred Stock, all the outstanding shares of which will be held by Sears Holdings immediately prior to the spin-off, is being distributed in the spin-off and will represent 100% of Orchard’s outstanding nonvoting capital stock. The terms of the Preferred Stock do not entitle the holders thereof to any dividends. The terms of the Preferred Stock will provide that dividends and other distributions may not be paid on any shares of our capital stock until all outstanding shares of the

Preferred Stock have been repurchased or redeemed unless such dividend or distribution (i) has been unanimously approved by our board of directors, (ii) relates to a “poison pill” stockholder rights plan or (iii) is a distribution of cash in lieu of fractional shares made in connection with this Distribution.

Risk Factors

Our business is subject to various risks, such as those highlighted in the section entitled “Risk Factors” beginning on page 20 of this Prospectus, including:

•	our ability to offer merchandise and services desirable to our customers and compete effectively in the highly competitive home improvement retail industry;

•	the impact on our revenues of adverse worldwide and Californian economic conditions and, in particular, economic factors that negatively impact the home improvement industry;

•	the adverse effect of extended cold or wet weather in California on our operating results;

•	our ability to obtain suitable replacement financing upon the maturing of our existing financing arrangements;

•	our substantial leveraging, which may place us at a competitive disadvantage in our industry; and

•	our ability to generate the significant amount of cash necessary to service our debt and comply with the terms of our existing financing arrangements.

Our Relationship with Sears Holdings

We were originally formed as a purchasing cooperative by a group of farmers in California’s Santa Clara Valley. We opened for business in March 1931 with a single store in San Jose, California and we were incorporated in Delaware on March 31, 1989. In 1996, we were acquired by Sears, Roebuck and Co. (“Sears Roebuck”), a company that is now a wholly owned subsidiary of Sears Holdings. Sears Holdings is the company that was formed in connection with the merger of Sears Roebuck and Kmart Holding Corporation (“Kmart”) on March 24, 2005, and Sears Holdings is the parent company of Sears Roebuck and Kmart. Following the Distribution, we will be a publicly traded company independent from Sears Holdings, and Sears Holdings will not retain any ownership interest in us. However, we anticipate that immediately following the Distribution, ESL Investments, Inc. and affiliated entities (collectively, “ESL”), which currently owns approximately 61% of Sears Holdings common stock, will own approximately 61% of our outstanding Class A Common Stock, representing approximately 61% of Class A Common Stock voting power and approximately 49% of the general voting power of our outstanding capital stock. Following the spin-off, ESL will also own approximately 61% of our outstanding Preferred Stock, which is our outstanding nonvoting capital stock. Immediately following the Distribution, ACOF I LLC (“ACOF”), a wholly owned subsidiary of Ares Corporate Opportunities Fund, L.P. (“ACOF I”), an affiliate of Ares Management LLC (“Ares Management”), will own 100% of our Class C Common Stock, representing approximately 20% of the general voting power of our outstanding capital stock. See “Security Ownership by Certain Beneficial Owners and Management” in this Prospectus for a more detailed description of the beneficial ownership of our capital stock by certain shareholders following the Distribution.

Historically we have had agreements with Sears Holdings subsidiaries to sell certain Sears Holdings proprietary branded products and in preparation for the Distribution we will negotiate and enter into new agreements. In connection with the Distribution, we have entered into or will enter into various agreements with Sears Holdings or certain of its subsidiaries which, among other things, (i) govern the principal transactions relating to the Distribution and certain aspects of our relationship with Sears Holdings following the spin-off, (ii) establish terms under which Sears Holdings will provide us with certain transition services, (iii) establish terms pursuant to which we may sell certain appliances and related protection agreements supplied to us by Sears Holdings on a consignment basis and (iv) establish terms pursuant to which we may acquire and sell certain

Sears Holdings proprietary branded merchandise. These agreements were made or will be made in the context of a parent-subsidiary relationship and were or will be negotiated in the overall context of our separation from Sears Holdings. The terms of these agreements may be more or less favorable than those we could have negotiated with unaffiliated third parties. However, these agreements generally incorporate arm’s length terms and conditions, including market-based pricing and term of duration. For more information regarding the agreements between us and Sears Holdings or certain of its subsidiaries, see “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings” in this Prospectus.

Trademarks and Service Marks

We have registered a number of trademarks and service marks in the United States including OSH®, ORCHARD SUPPLY HARDWARE®, BRIDGEWATER®, OSH ORCHARD SUPPLY HARDWARE®, WESTERN HAWK® and PACIFIC BAY®. We also use the following trademarks, some of which are pending registration as intend-to-use applications: ORCHARD SUPPLY HARDWARE EST. 1931® and PACIFIC BAY®. All other trademarks or service marks appearing in this Prospectus are the property of their respective owners.

Corporate Information

We conduct substantially all our operations through our direct, wholly owned subsidiary, Orchard Supply Hardware LLC. Our principal executive offices are located at 6450 Via Del Oro, San Jose, California 95119 and our telephone number is (408) 281-3500. Our website address is www.osh.com.

Summary of the Spin-Off

The following is a summary of the terms of the spin-off. See “The Spin-Off” in this Prospectus for a more detailed description of the matters described below.

Distributing company	Sears Holdings Corporation (“Sears Holdings”) is the distributing company in the spin-off. Immediately following the Distribution, Sears Holdings will not own any capital stock of Orchard Supply Hardware Stores Corporation (“Orchard”).

Distributed company	Orchard is the distributed company in the spin-off.

Primary purposes of the spin-off	For the reasons more fully discussed in “Questions and Answers About the Company and The Spin-off—What are the reasons for the spin-off?”, the Sears Holdings board of directors believes that separating Orchard from Sears Holdings is in the best interests of both Sears Holdings and Orchard.

Distribution ratio	Each holder of Sears Holdings common stock will receive shares of Class A Common Stock and shares of Preferred Stock for every shares of Sears Holdings common stock held on , 2011, the record date for the Distribution. Cash will be distributed in lieu of any fractional shares of Class A Common Stock and Preferred Stock you are otherwise entitled to, as described below.

Securities to be distributed	All of the shares of Class A Common Stock and Preferred Stock owned by Sears Holdings, which will be 100% of our Class A Common Stock and 100% of our Preferred Stock outstanding immediately prior to the Distribution. The Class A Common Stock will represent approximately 80% of the general voting power of Orchard’s outstanding capital stock (subject to the discussion under “Description of Our Capital Stock” regarding relative rights of our Class A Common Stock, Class B Common Stock and Class C Common Stock to vote for the election of directors) and the outstanding shares of Preferred Stock will represent 100% of Orchard’s outstanding nonvoting capital stock. Based on the approximately shares of Sears Holdings common stock outstanding on , 2011, and applying the distribution ratio of shares of Class A Common Stock and shares of Preferred Stock for every shares of Sears Holdings common stock, approximately of our shares of Class A Common Stock and of our shares of Preferred Stock will be distributed to Sears Holdings shareholders who hold Sears Holdings common stock as of the record date. The number of shares of Class A Common Stock and Preferred Stock that Sears Holdings will distribute to its shareholders will be reduced to the extent that cash payments are made in lieu of the issuance of fractional Class A Common Stock and Preferred Stock.

Record date	The record date for the Distribution is the close of business on , 2011.

Distribution date	The distribution date will be , 2011.

The spin-off	On the distribution date, Sears Holdings will release all of its shares of Class A Common Stock and Preferred Stock to the distribution agent to distribute to Sears Holdings shareholders. The Distribution will be made in book-entry form on the distribution date. It is expected that it will take the distribution agent up to ten business days following the distribution date to complete the mailing of Direct Registration Account Statements and/or checks for cash in lieu of fractional shares. You will not be required to make any payment, surrender or exchange your Sears Holdings common stock or take any other action to receive your shares of Class A Common Stock and Preferred Stock.

Class B and C Common Stock	Immediately following the Distribution, Orchard will have shares of Class B Common Stock outstanding that collectively represent less than 0.5% of the voting power of Orchard and shares of Class C Common Stock outstanding that collectively represent approximately 20% of the general voting power of Orchard.

Post-Distribution ownership	Based on the ownership of Sears Holdings common stock outstanding on , 2011, we anticipate that immediately following the Distribution, ESL will own approximately 61% of our outstanding Class A Common Stock, representing approximately 61% of the voting power of our outstanding Class A Common Stock and approximately 49% of the general voting power of our outstanding capital stock, and ESL will own approximately 61% of our outstanding Preferred Stock, which is our outstanding nonvoting capital stock. Immediately following the Distribution, ACOF will own 100% of our Class C Common Stock representing approximately 20% of the general voting power of our outstanding capital stock. See “Security Ownership by Certain Beneficial Owners and Management” in this Prospectus for a more detailed description of the beneficial ownership of our capital stock by certain shareholders following the Distribution.

No fractional shares	No fractional shares of Class A Common Stock or Preferred Stock will be distributed. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata to each holder who otherwise would have been entitled to receive a fractional share in the Distribution. Accordingly, if you hold fewer than shares of Sears Holdings common stock as of the record date, you will not receive any shares of our Class A Common Stock or Preferred Stock. Recipients of cash in lieu of fractional shares will not be entitled to any interest on payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders that are subject to U.S. federal income tax as described in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off,” in this Prospectus.

Conditions to the spin-off	The spin-off is subject to the satisfaction or waiver by Sears Holdings of the following conditions:

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the Sears Holdings board of directors shall have authorized and approved the Distribution and related transactions and not withdrawn such authorization and approval, and shall have declared the dividend of Class A Common Stock and Preferred Stock to Sears Holdings shareholders;

•	each ancillary agreement contemplated by the distribution agreement between Orchard and Sears Holdings (the “Distribution Agreement”) shall have been executed by each party thereto;

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the Securities and Exchange Commission (the “SEC”) shall have declared effective our Registration Statement on Form S-1, of which this Prospectus is a part, under the Securities Act of 1933, as amended (the “Securities Act”), and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

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our Class A Common Stock shall have been accepted for listing on the NASDAQ Capital Market or another national securities exchange or quotation system approved by Sears Holdings and our Preferred Stock shall have been accepted for quotation on the OTC Bulletin Board, or the “Pink Sheets” or another OTC quotation system, subject to official notice of issuance in each case;

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Sears Holdings shall have received the written opinion of Simpson Thacher & Bartlett LLP as to the satisfaction of certain requirements necessary for the spin-off to receive tax-free treatment under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), upon which the IRS will not rule;

•	the Internal Transactions (as described in “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings—Distribution Agreement” in this Prospectus) shall have been completed;

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no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Sears Holdings shall have occurred or failed to occur that prevents the consummation of the Distribution;

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no other events or developments shall have occurred prior to the Distribution that, in the judgment of the board of directors of Sears Holdings, would result in the Distribution having a material adverse effect on Sears Holdings or the shareholders of Sears Holdings;

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Sears Holdings shall have received a certificate signed by our Chief Financial Officer, dated as of the distribution date, certifying that prior to the Distribution we have made capital and other expenditures, and have operated our cash management, accounts payable and receivables collection systems, in the ordinary course consistent with prior practice;

•	prior to the distribution date, this Prospectus shall have been mailed to the holders of Sears Holdings common stock as of the record date;

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the individuals listed as members of our post-Distribution board of directors in this Prospectus shall have been duly elected, and such individuals shall be the members of our board of directors immediately after the Distribution;

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prior to the Distribution, Sears Holdings shall deliver or cause to be delivered to Orchard resignations, effective as of immediately after the Distribution, of each individual who will be an officer or director of Sears Holdings after the Distribution and who is an officer or director of Orchard immediately prior to the Distribution;

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immediately prior to the distribution date, our amended and restated certificate of incorporation (“Amended and Restated Certificate of Incorporation”) and Amended and Restated By-laws (“Amended and Restated By-laws”), each in substantially the form filed as an exhibit to the Registration Statement on Form S-1 of which this Prospectus is a part, shall be in effect; and

•	the private letter ruling from the Internal Revenue Service (the “IRS Ruling”) received by Sears Holdings shall not have been revoked or modified in any material respect.

The fulfillment of the foregoing conditions will not create any obligation on the part of Sears Holdings to effect the spin-off. We are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations and the declaration of effectiveness of the Registration Statement by the SEC, in connection with the Distribution. Sears Holdings has the right not to complete the spin-off if, at any time, the board of directors of Sears Holdings determines, in its sole discretion, that the spin-off is not in the best interests of Sears Holdings or its shareholders, or that market conditions are such that it is not advisable to effect the Distribution. In addition, Sears Holdings may at any time and from time to time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution.

Trading market and symbol	We intend to list our Class A Common Stock on the NASDAQ Capital Market under the ticker symbol “OSH” and quote our Preferred Stock on the OTC Bulletin Board, the “Pink Sheets” or another OTC quotation system under the ticker symbol “ ”. We anticipate that, on or prior to the record date for the Distribution, trading of our Class A Common Stock and Preferred Stock will begin on a “when-issued” basis and will continue up to and including the distribution date. See “The Spin-Off—Trading Prior to the Distribution Date,” in this Prospectus.

Dividend policy	We do not expect to pay dividends on our Class A Common Stock, Preferred Stock or any other shares of our capital stock for the foreseeable future. The terms of the Preferred Stock do not entitle the holders thereof to any dividends. The terms of the Preferred Stock will provide that dividends and other distributions may not be paid on any shares of our capital stock until all outstanding shares of the Preferred Stock have been repurchased or redeemed unless such dividend or distribution (i) has been unanimously approved by our board of directors, (ii) relates to a “poison pill” stockholder rights plan or (iii) is a distribution of cash in lieu of fractional shares made in connection with this Distribution. The loan documents relating to our Senior Secured Credit Facility (the “Senior Secured Credit Facility”), our Senior Secured Term Loan (the “Senior Secured Term Loan”), and our Real Estate Secured Term Loan (the “Real Estate Secured Term Loan”) also restrict our ability to make distributions with respect to and to repurchase our capital stock and the capital stock of certain of our subsidiaries. The loan documents contain customary exceptions, including the ability to make distributions with additional shares of capital stock and to repurchase stock in accordance with benefit plans for our management and employees.

Tax consequences to Sears Holdings shareholders	Assuming that the spin-off qualifies as a tax-free transaction under Section 355 of the Code, Sears Holdings shareholders are not expected to recognize any gain or loss for U.S. federal income tax purposes solely as a result of the Distribution except to the extent of any cash received in lieu of fractional shares. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” in this Prospectus for a more detailed description of the U.S. federal income tax consequences of the Distribution.

Each shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Distribution to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with Sears Holdings after the spin-off

We will enter into the Distribution Agreement and other agreements with Sears Holdings and certain of its subsidiaries related to the spin-off. These agreements will govern the relationship between Orchard and Sears Holdings up to and subsequent to the completion of the

Distribution. The Distribution Agreement, in particular, will provide for the principal steps to be taken in connection with the spin-off, the settlement or extinguishment of certain obligations between us and Sears Holdings and certain aspects of our relationship with Sears Holdings following the Distribution. We will enter into a transition services agreement with a subsidiary of Sears Holdings pursuant to which certain services will be provided on an interim basis following the Distribution (the “Transition Services Agreement”). Further, in 2005 we entered into an agreement with Sears Holdings regarding the sharing of tax liabilities (the “Tax Sharing Agreement”) in connection with our deconsolidation from Sears Holdings’ consolidated U.S. federal income tax group that governs certain indemnification rights with respect to tax matters. We also intend to enter into an appliances agreement with a subsidiary of Sears Holdings relating to our sale of certain appliances and related protection agreements supplied to us by Sears Holdings on a consignment basis (the “Appliances Agreement”) and a brands agreement with a subsidiary of Sears Holdings relating to our acquisition and sale of certain Sears Holdings proprietary branded merchandise (the “Brands Agreement”). We also intend to enter into brand license agreements (the “License Agreements”) with a subsidiary of Sears Holdings pursuant to which Sears Holdings will allow us to purchase a limited assortment of Sears Holdings’ proprietary branded paints, water heaters and household products directly from vendors. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

Transfer agent	After the Distribution, the transfer agent for our Class A Common Stock and Preferred Stock will be Wells Fargo Bank, N.A., South St. Paul, Minnesota.

Distribution agent	The distribution agent for the spin-off will be Wells Fargo Bank, N.A., South St. Paul, Minnesota.

Risk factors	You should carefully consider the matters discussed under the section entitled “Risk Factors.”

QUESTIONS AND ANSWERS ABOUT THE COMPANY AND THE SPIN-OFF

Set forth below are commonly asked questions and answers about the spin-off and the transactions contemplated thereby. You should read the section entitled “The Spin-Off” beginning on page 45 of this Prospectus for a more detailed description of the matters described below.

All references in this Prospectus to “Sears Holdings” refer to Sears Holdings Corporation, a Delaware corporation; all references in this Prospectus to “Orchard,” “the Company,” “we,” “us,” or “our” refer to Orchard Supply Hardware Stores Corporation, a Delaware corporation, and its subsidiaries. Throughout this Prospectus, we refer to Sears Holdings’ common stock, $0.01 par value per share, as Sears Holdings common stock or Sears Holdings shares and the holders thereof as the Sears Holdings shareholders; Orchard class A common stock, $0.01 par value per share, as Class A Common Stock; Orchard class B common stock, $0.01 par value per share, as Class B Common Stock; Orchard class C common stock, $0.01 par value per share, as Class C Common Stock; Orchard Series A Preferred Stock, $0.01 par value per share, as Preferred Stock; the Class A Common Stock, Class B Common Stock and Class C Common Stock together as the common stock; and the Class A Common Stock, Class B Common Stock, Class C Common Stock and Preferred Stock together as the capital stock.

Q:	What is the spin-off?

A:	The spin-off is the overall transaction of separating Orchard from Sears Holdings, which will be accomplished through a series of transactions that will result in Sears Holdings shareholders owning all of the capital stock of Orchard that is owned by Sears Holdings immediately prior to the Distribution. Immediately prior to the spin-off, the capital stock owned by Sears Holdings will be composed of all of our outstanding Class A Common Stock and Preferred Stock. We will authorize the creation of Class C Common Stock, and Class A Common Stock owned by ACOF I LLC (“ACOF”) immediately prior to the spin-off will be exchanged for Class C Common Stock, which will not be distributed in the spin-off. At the time of the spin-off, the Class A Common Stock will represent approximately 80% of the general voting power of Orchard’s outstanding capital stock and the outstanding shares of Preferred Stock will represent 100% of Orchard’s outstanding nonvoting capital stock. The spin-off will be effected on the distribution date by the pro rata distribution of our Class A Common Stock and Preferred Stock by Sears Holdings to Sears Holdings shareholders.

At the time of the spin-off, we will also have issued and outstanding shares of our Class B Common Stock, which will not be distributed in the spin-off. Our outstanding shares of Class B Common Stock are held by certain former employees of Orchard who acquired such shares of Class B Common Stock in connection with past equity investment programs of Orchard. Our Class B Common Stock is also the class of capital stock underlying options granted to certain employees prior to the date of the spin-off. At the time of the spin-off, the Class B Common Stock represents less than 0.5% of the voting power of Orchard. At the time of the spin-off, all of our Class C Common Stock will be held by ACOF, a wholly owned subsidiary of Ares Corporate Opportunities Fund, L.P., an affiliate of Ares Management LLC (“Ares Management”), and represents approximately 20% of the voting power of Orchard.

Q:	What is Orchard?

A:	We are a California specialty retailer primarily focused on the consumer segment of the home improvement market. Our stores are designed to appeal to convenience-oriented customers, whose purchase occasions are largely driven by their home repair, maintenance and improvement needs throughout the home, garden and outdoor living areas. As of April 30, 2011, we operated 89 full-service hardware stores in California. We opened four new stores in California within the past three years—one in 2010, two in 2009, and one in 2008. Our stores average approximately 43,600 square feet of enclosed space, plus approximately 8,300 square feet of nursery and garden area. Our stores carry a broad assortment of repair and maintenance, lawn and garden and in-home products.

We were originally formed as a purchasing cooperative by a group of farmers in California’s Santa Clara Valley. We opened for business on March 1, 1931 with a single store in San Jose, California and we were incorporated in Delaware on March 31, 1989. In 1996, we were acquired by Sears Roebuck, which is now a wholly owned subsidiary of Sears Holdings. We conduct substantially all our operations through Orchard Supply Hardware LLC, our direct wholly owned subsidiary. Our principal executive offices are located at 6450 Via Del Oro, San Jose, California 95119 and our telephone number is (408) 281-3500. Our website address is www.osh.com.

Following the Distribution, we will be a publicly traded company independent from Sears Holdings, and Sears Holdings will not retain any ownership interest in us. However, we anticipate that immediately following the Distribution, ESL, which currently owns approximately 61% of Sears Holdings common stock, will own approximately 61% of our outstanding Class A Common Stock, representing approximately 61% of Class A Common Stock voting power and approximately 49% of the general voting power of our outstanding capital stock. Following the spin-off, ESL will also own approximately 61% of our outstanding Preferred Stock, which is our outstanding nonvoting capital stock.

In connection with the Distribution, we have entered into or will enter into various agreements with Sears Holdings which, among other things, (i) govern the principal transactions relating to the Distribution and certain aspects of our relationship with Sears Holdings following the spin-off, (ii) establish terms under which Sears Holdings will provide us with certain transition services, (iii) establish terms pursuant to which we may sell certain appliances and related protection agreements supplied to us by Sears Holdings on a consignment basis and (iv) establish terms pursuant to which we may acquire and sell certain Sears Holdings proprietary branded merchandise. These agreements were made or will be made in the context of a parent-subsidiary relationship and were or will be negotiated in the overall context of our separation from Sears Holdings. The terms of these agreements may be more or less favorable than those we could have negotiated with unaffiliated third parties. However, these agreements generally incorporate arm’s length terms and conditions, including market-based pricing and term of duration. For more information regarding the agreements between us and Sears Holdings or Sears Roebuck, as applicable, see “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings” in this Prospectus.

Q:	What are the reasons for the spin-off?

A:	Sears Holdings’ board of directors has determined that pursuing a disposition of Orchard through a spin-off is in the best interests of Sears Holdings and its shareholders, and that separating Orchard from Sears Holdings would provide, among other things, financial, operational and managerial benefits to both Orchard and Sears Holdings, including but not limited to the following expected benefits:

•

Strategic Focus and Flexibility. Sears Holdings’ board of directors believes that following the spin-off, Orchard and Sears Holdings will each have more focused businesses and be better able to dedicate resources to pursue appropriate growth opportunities and execute strategic plans best suited to their respective businesses without regard for the other and in a more efficient manner.

•

Focused Management. The spin-off will allow management of each company to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of the respective companies, and to design more tailored compensation structures that better reflect these strategies, policies, and business characteristics. In particular, in the case of Orchard, separate equity-based compensation arrangements should more closely align the interests of management with the interests of shareholders and more directly incentivize the employees of Orchard, which will allow Orchard to more efficiently recruit and retain such employees.

•

Investor Choice. Sears Holdings’ board of directors believes that the spin-off is expected to increase investor understanding of Orchard and its market position within its industry, while also allowing for a more natural and interested investor base. Separating Orchard from Sears Holdings also allows investors to make independent decisions with respect to each of Sears Holdings and Orchard based on, among other factors, their different business models, strategies and industries. The spin-off will enable Sears Holdings to distribute its holdings of Orchard to its shareholders while allowing it to focus on its remaining business going forward.

Q:	Why is the separation of Orchard structured as a spin-off?

A:	Sears Holdings believes that a tax-free distribution of our Class A Common Stock and Preferred Stock for U.S. federal income tax purposes is the most efficient way to separate our business from Sears Holdings in a manner that will improve flexibility and benefit both Sears Holdings and us.

Q:	What will I receive in the spin-off?

A:	As a holder of Sears Holdings common stock, you will receive a distribution of shares of our Class A Common Stock and shares of our Preferred Stock for every shares of Sears Holdings common stock held by you on the record date for the Distribution. Your proportionate ownership interest in Sears Holdings will not change as a result of the Distribution. For a more detailed description, see “The Spin-Off” in this Prospectus.

Q:	What is being distributed in the spin-off?

A:	Approximately shares of our Class A Common Stock and shares of our Preferred Stock will be distributed in the spin-off, based on the number of shares of Sears Holdings common stock outstanding as of the record date. The Class A Common Stock will represent approximately 80% of the general voting power of Orchard’s outstanding capital stock and the outstanding shares of Preferred Stock will represent 100% of Orchard’s outstanding nonvoting capital stock. For more information on the shares being distributed in the spin-off, see “Description of Our Capital Stock” in this Prospectus.

Q:	What is the Preferred Stock?

A:	Terms of the Preferred Stock include the following:

•

Liquidation Preference. In the event of any liquidation, dissolution or winding up of Orchard, whether voluntary or involuntary, before any payment or distribution of Orchard’s assets is made to or set apart for the holders of Class A Common Stock, Class B Common Stock or Class C Common Stock, but after any payments or distributions are made on, or set apart for, any of Orchard’s indebtedness and to holders of any stock then outstanding that ranks senior to the Preferred Stock, holders of the Preferred Stock are entitled to receive an amount per share equal to $        , but shall not be entitled to any further payment or other participation in any distribution of the assets of Orchard.

•

Dividends. The terms of the Preferred Stock do not entitle the holders thereof to any dividends, and we do not expect to pay any cash dividends on any shares of our capital stock, including the Preferred Stock. The terms of the Certificate of Designation of the Preferred Stock will provide that dividends and other distributions may not be paid on any shares of our capital stock until all outstanding shares of the Preferred Stock have been redeemed in accordance with the terms of the Certificate of Designation or otherwise repurchased unless such dividend or distribution (i) has been unanimously approved by our board of directors, (ii) relates to a “poison pill” stockholder rights plan or (iii) is a distribution of cash in lieu of fractional shares made in connection with this Distribution.

•

Repurchase/Redemption. All, but not less than all, of the then-outstanding shares of Preferred Stock may be redeemed at a redemption price per share of Preferred Stock in cash equal to $         upon a date and time, or the happening of an event, determined by the affirmative vote of a majority of our board of directors and, (i) for as long as holders of Class B Common Stock and Class C Common Stock shall elect at least one director, such vote must include the vote of at least one such director and, (ii) for as long as holders of Class B Common Stock and Class C Common Stock shall elect at least one director and ESL and its affiliates shall hold at least 5% of our outstanding common stock, such vote must also include the vote of at least one director elected by the holders of the Class A Common Stock who is not independent of us, ESL or ACOF. In addition, to the extent not prohibited by law, Orchard may, at any time and from time to time, repurchase in the open market, in privately negotiated transactions or through tender offers or other transactions any amount of the then outstanding shares of Preferred Stock that it desires to repurchase at such sums and on such conditions as shall be negotiated between or among Orchard and one or more holders of Preferred Stock. The terms of the Preferred Stock will provide that no shares of our capital stock, other than our Preferred Stock, may be redeemed, repurchased or otherwise acquired by us until all outstanding shares of the Preferred Stock have been redeemed or otherwise repurchased unless such redemption or repurchase (i) is made in connection with an employee incentive or benefit plan or other compensatory arrangement, (ii) has been unanimously approved by our board of directors, (iii) relates to a “poison pill” stockholder rights plan or (iv) is a distribution of cash in lieu of fractional shares made in connection with this Distribution.

•	Conversion. The Preferred Stock will not be convertible into shares of Common Stock or any other security of Orchard.

•

Voting. Except as required by law, the Preferred Stock does not entitle the holders thereof to vote on any matter submitted for shareholder action, and the consent of the holders thereof is not required for the taking of any corporate action, provided that the terms of the Certificate of Designation of the Preferred Stock shall not, by merger, consolidation or otherwise, be amended, waived, altered or repealed without the affirmative vote of the holders of a majority of the voting power of the Preferred Stock, voting as a separate class.

For more information on the Preferred Stock being distributed in the spin-off, see “Description of Our Capital Stock” in this Prospectus.

Q:	What is the record date for the Distribution?

A:	Record ownership will be determined as of the close of business on , 2011, which we refer to as the record date.

Q:	When will the Distribution occur?

A:	The distribution date of the spin-off is expected to be , 2011. We expect that it will take the distribution agent up to ten business days after the distribution date to fully distribute the shares of our Class A Common Stock and Preferred Stock to Sears Holdings shareholders.

Q:	What do Sears Holdings shareholders need to do to participate in the Distribution?

A:	Nothing, but we urge you to read this document carefully. Shareholders who hold Sears Holdings common stock as of the record date will not be required to take any action to receive our Class A Common Stock and Preferred Stock in the Distribution or a cash payment in respect to any fractional shares you are otherwise entitled to as a result of the Distribution. No shareholder approval of the Distribution is required or sought. You will not be required to make any payment, surrender or exchange any of your shares of Sears Holdings common stock or to take any other action to participate in the Distribution. For more information on the treatment of fractional shares see “Q: How will fractional shares be treated in the spin-off” below.

Q:	What will happen to the listing of Sears Holdings shares?

A:	Nothing. Sears Holdings shares will continue to be traded on the NASDAQ Global Select Market under the symbol “SHLD.”

Q:	Will the spin-off affect the trading price of my Sears Holdings common stock?

A:	The trading price of Sears Holdings common stock immediately following the Distribution may be lower than immediately prior to the Distribution because the trading price will no longer reflect the value of the Class A Common Stock and Preferred Stock of Orchard that is being spun-off in the Distribution. Furthermore, until the market has fully analyzed the value of Sears Holdings without Orchard, the price of Sears Holdings common stock may fluctuate.

In addition, it is also anticipated that, as early as two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Sears Holdings common stock: a “regular-way” market and an “ex-distribution” market. Sears Holdings common stock that trades on the regular way market will trade with an entitlement to shares of Orchard Class A Common Stock and Preferred Stock distributed pursuant to the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of Orchard Class A Common Stock and Preferred Stock distributed pursuant to the Distribution. See “The Spin Off—Trading Prior to the Distribution Date” in this Prospectus for more information.

Q:	What if I want to sell my Sears Holdings common stock or my shares of Class A Common Stock and/or Preferred Stock?

A:	You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Sears Holdings nor Orchard makes any recommendations on the purchase, retention or sale of Sears Holdings common stock or the shares of Class A Common Stock and Preferred Stock to be distributed in the spin-off.

If you decide to sell any shares before the Distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your Sears Holdings common stock or the shares of Class A Common Stock and Preferred Stock you will receive in the Distribution. If you sell your Sears Holdings common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Class A Common Stock and Preferred Stock in the Distribution. If you own Sears Holdings common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including the distribution date, you will still receive the shares of Class A Common Stock and Preferred Stock that you would be entitled to receive in respect of the Sears Holdings common stock you owned at the close of business on the record date. See “The Spin-Off—Trading Prior to the Distribution Date” in this Prospectus for more information.

Q:	How will Sears Holdings distribute shares of our Class A Common Stock and Preferred Stock?

A:	Holders of Sears Holdings common stock on the record date will receive shares of Class A Common Stock and Preferred Stock in book-entry form. See “The Spin-Off—Manner of Effecting the Spin-Off” in this Prospectus for a more detailed explanation.

Q:	How will fractional shares be treated in the spin-off?

A:	No fractional shares will be distributed to holders of Sears Holdings common stock in connection with the spin-off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each Sears Holdings shareholder who would otherwise have been entitled to receive a fractional share in the Distribution. Accordingly, if you hold fewer than shares of Sears Holdings common stock as of the record date, you will not receive any shares of our Class A Common Stock or Preferred Stock; however, you will receive a cash distribution from our distribution agent representing the proceeds from the sale of the fractional shares to which you are entitled, net of brokerage fees and other costs. See “The Spin-Off—Manner of Effecting the Spin-Off” in this Prospectus for a more detailed explanation. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders that are subject to U.S. federal income tax as described in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	What are the U.S. federal income tax consequences of the spin-off?

A:

Sears Holdings has received an IRS Ruling substantially to the effect that, for U.S. federal income tax purposes, the Distribution, except for any cash received in lieu of a fractional share of our Class A Common

Stock and Preferred Stock, will qualify as tax-free under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”). The IRS Ruling also provides that certain internal transactions undertaken in anticipation of the Distribution will qualify for favorable treatment under the Code. In addition to obtaining the IRS Ruling, Sears Holdings expects to receive an opinion from the law firm of Simpson Thacher & Bartlett LLP as to the satisfaction of certain requirements necessary for the spin-off to receive tax-free treatment under Section 355 of the Code upon which the Internal Revenue Service will not rule. The receipt by Sears Holdings of the opinion and the continued validity of the IRS Ruling are conditions to effecting the spin-off. The tax consequences of the Distribution are described in more detail below under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Each Sears Holdings shareholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Distribution to that shareholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Q:	Does Orchard intend to pay cash dividends?

A:	We do not expect to pay any cash dividends on the Class A Common Stock, Preferred Stock or any other shares of our capital stock for the foreseeable future. The terms of the Certificate of Designation of the Preferred Stock will provide that dividends and other distributions may not be paid on any shares of our capital stock until all outstanding shares of the Preferred Stock have been redeemed or repurchased unless such dividend or distribution (i) has been unanimously approved by our board of directors, (ii) relates to a “poison pill” stockholder rights plan or (iii) is a distribution of cash in lieu of fractional shares made in connection with this Distribution. In addition, the terms of the Preferred Stock do not entitle the holders thereof to any dividends. The loan documents relating to our Senior Secured Credit Facility, our Senior Secured Term Loan and our Real Estate Secured Term Loan also restrict our ability to make distributions with respect to and to repurchase our capital stock and the capital stock of certain of our subsidiaries. The loan documents contain customary exceptions, including the ability to make distributions with additional shares of capital stock and to repurchase stock in accordance with benefit plans for our management and employees.

Q:	How will the Class A Common Stock and Preferred Stock trade?

A:	Currently, there is no public market for our Class A Common Stock and Preferred Stock. We intend to list our Class A Common Stock on the NASDAQ Capital Market under the symbol “OSH” and quote our Preferred Stock on the OTC Bulletin Board, or the “Pink Sheets” or another OTC quotation system under the symbol “ ”.

We anticipate that trading will commence on a “when-issued” basis on or shortly prior to the record date and before the distribution date. When-issued trading in the context of a spin-off refers to a transaction effected on or before the distribution date and made conditionally because the securities of the spun-off entity have not yet been distributed. When-issued trades generally settle within four trading days of the distribution date. On the first trading day following the distribution date, any when-issued trading in respect of our Class A Common Stock and Preferred Stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the sale transaction. See “The Spin-Off—Trading Prior to the Distribution Date” in this Prospectus for more information. We cannot predict the trading prices for our Class A Common Stock and Preferred Stock before or after the distribution date or whether an active trading market for either security will develop.

Q:	What are the OTC Bulletin Board, the “Pink Sheets” or other OTC quotation system?

A:	We expect that the Preferred Stock will be quoted on the OTC Bulletin Board, the “Pink Sheets” or another OTC quotation system. These are quotation services that display real-time quotes, last-sale prices, and volume information in over-the-counter (“OTC”) equity securities. An OTC equity security generally is any equity that is not listed or traded on a national securities exchange such as NASDAQ.

The OTC Bulletin Board and the “Pink Sheets” are only a quotation medium, not an issuer listing service, and should not be confused with The NASDAQ Stock Market. Market makers for OTC Bulletin Board securities generally are required only to match up willing buyers and sellers. Generally, market makers are not required to purchase securities directly from willing sellers or sell securities directly to willing buyers. For this and other reasons, the trading markets for OTC equity securities are generally significantly less liquid than the trading markets for securities listed on a national securities exchange or authorized for quotation on The NASDAQ Stock Market and, therefore, there may be a substantial delay in execution of trades.

Q:	Do I have appraisal rights?

A:	No. Holders of Sears Holdings common stock are not entitled to appraisal rights in connection with the spin-off.

Q:	How will the spin-off affect the Sears Holdings stock fund of the Orchard Supply Hardware Retirement Savings Plan?

A:	Orchard employees were previously eligible to participate under the Sears Holdings 401(k) Savings Plan. Effective July 18, 2011, Orchard established the Orchard Supply Hardware Retirement Savings Plan (the “Orchard Savings Plan”). The account balances of our employees, including any shares of Sears Holdings common stock held in the Sears Holdings Stock Fund under the Sears Holdings 401(k) Plan, were transferred by a trust to trust transfer from the Sears Holdings 401(k) Savings Plan to the Orchard Savings Plan on August 4, 2011. Participants in the Orchard Savings Plan who hold shares of Sears Holdings common stock in their plan account as of the record date for the Distribution will, like all shareholders, receive shares of our Class A Common Stock and Preferred Stock in the Distribution. On the distribution date, for every shares of Sears Holdings common stock held in such employee’s Sears Holdings stock fund account, shares of our Class A Common Stock and shares of our Preferred Stock will be included in a new Orchard stock fund account under the Orchard Savings Plan.

Participants of the Orchard Savings Plan are no longer permitted to make new purchases of Sears Holdings common stock through their plan accounts. As to those shares of the Sears Holdings common stock held by the Orchard Savings Plan at the time of the Distribution, participants may direct that the shares be exchanged for a different investment alternative in accordance with plan terms or may decide to remain invested in the shares until such time as the applicable plan fiduciary decides that the Orchard Savings Plan will no longer permit any investment in Sears Holdings common stock. At that time, the plan will dispose of all remaining Sears Holdings shares held in participant accounts and invest the proceeds in another investment alternative to be determined by the plan fiduciary. (This will not prohibit diversified, collectively managed investment alternatives available under the Orchard Savings Plan from holding Sears Holdings common stock or prohibit Orchard Savings Plan participants using self-directed accounts, if available, from investing these accounts in Sears Holdings common stock).

Q:	How will the spin-off affect the Sears Holdings stock funds of the other employees in the company-sponsored savings plan sponsored within the Sears Holdings controlled group of corporations?

A:	Current and former Sears Holdings employees who hold Sears Holdings stock under the Sears Holdings stock fund in an account under the Sears Holdings 401(k) Savings Plan, the Sears Puerto Rico Savings Plan, the Kmart Retirement Savings Plan for Puerto Rico Employee or the Lands’ End, Inc. Retirement Plan (referred to hereinafter as “Savings Plan(s)”, which definition, for the avoidance of doubt, excludes the Orchard Savings Plan) as of the record date for the Distribution will, like all Sears Holdings shareholders, receive shares of our Class A Common Stock and shares of our Preferred Stock in the Distribution for every shares of Sears Holdings common stock held in the employee’s Sears Holdings stock fund account.

Orchard shares received in the Distribution will be held in a new, temporary Orchard stock fund under each of the Savings Plans, but participants will not be permitted to purchase additional shares of Orchard common stock through this fund. A participant may direct that the Orchard Class A Common Stock and Preferred Stock held in the participant’s account following the Distribution be exchanged for a different investment alternative in accordance with plan rules or may decide to remain invested in Orchard shares until such time as the applicable Savings Plan fiduciary decides that the plan will no longer permit investment in Orchard stock. At that time, the plan will dispose of all remaining Orchard shares held in participant accounts and invest the proceeds in another investment alternative to be determined by the plan fiduciary. (This will not prohibit diversified, collectively managed investment alternatives available under the Savings Plans from holding Orchard Class A Common Stock and Preferred Stock or prohibit employees who use self-directed accounts in the Savings Plans from investing these accounts in Orchard Class A Common Stock and Preferred Stock).

Q:	Are there risks associated with owning the Class A Common Stock and Preferred Stock?

A:	Our business is subject to both general and specific risks and uncertainties relating to our business. Our business is also subject to risks relating to the spin-off. Following the spin-off, we will also be subject to risks relating to being a publicly traded company independent from Sears Holdings. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” beginning on page 20 of this Prospectus.

Q:	Can Sears Holdings decide to cancel the Distribution or modify its terms even if all conditions to the Distribution have been met?

A:	Yes. Although the Distribution is subject to the satisfaction or waiver of certain conditions, Sears Holdings has the right to terminate the Distribution at any time prior to the distribution date (even if all such conditions are satisfied). Also, Sears Holdings may modify or change the terms of the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

Wells Fargo Bank, N.A.

Shareowner Services

161 North Concord Exchange

South St. Paul, MN 55075-1139

Attn: Account Management

Fax: (651) 450-4078

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this Prospectus, in evaluating the Company and our Class A Common Stock and Preferred Stock. The following risk factors could adversely affect our business, results of operations, financial condition and stock price.

Risks Relating to Our Business

If we fail to offer merchandise and services that our customers want, our revenues may be limited, which would reduce our revenues and profits.

In order for our business to be successful, we must identify, obtain supplies of, and offer to our customers attractive, innovative and high-quality merchandise on a continuous basis. Our products and services must satisfy the desires of our customers, whose preferences may change in the future. If we misjudge either the demand for products and services we sell or our customers’ purchasing habits and tastes, we may be faced with excess inventories of some products and missed opportunities for products and services we chose not to offer. In addition, our revenues may decline or we may be required to sell the merchandise we have obtained at lower prices. This would have a negative effect on our business and results of operations.

The home improvement retail industry is highly competitive and we may be unable to compete effectively.

If we are unable to compete effectively in the highly competitive home improvement retail industry, our business and our results of operations could be materially adversely affected. The home improvement retail industry is highly competitive with few barriers to entry. We compete against a diverse group of retailers, both small and large, including warehouse home centers and local hardware stores. We consider The Home Depot, Lowe’s, Ace Hardware and True Value as our primary competitors. Based on publically available information, we believe that in California each of The Home Depot, Ace Hardware and True Value currently has between two to three times as many stores as we do and that Lowe’s has, by number of stores, over 20% more stores in the state than we do. Some of our competitors are actively engaged in new store expansion. Discount retailers such as Walmart, Target and Kmart, and multi-line retailers such as Sears Roebuck, also compete with us in certain product areas. In addition, our garden centers compete against smaller local nurseries. Online and catalog businesses, which handle similar lines of merchandise, also compete with us. Many of our competitors have a larger number of stores, more products available online, substantially greater financial, distribution and marketing resources, larger market shares and a more widespread, national presence. Such factors may provide our competitors with greater financial resources to expand, grow and allow for stronger relationships and aggressive pricing with vendors and third party suppliers. Furthermore, some of our competitors have been aggressively building new stores in locations with high concentrations of our stores and in locations we have targeted for expansion. We expect that as the home improvement retail industry market grows, new competitors will enter the market and competition from established companies will increase.

In addition to competition from Sears Roebuck’s full-line stores, Sears Holdings also owns, franchises and authorizes dealers to operate specialty retail stores, which have product lines that are similar to ours. Following the spin-off, Sears Holdings will not be restricted from competing with us or from opening new Sears Roebuck, Kmart or specialty stores in our markets or in locations we have targeted for expansion.

Our success depends on our ability to differentiate ourselves from our competitors and remain competitive with respect to shopping convenience, merchandise in-stock availability and customer service. The performance of our competitors, as well as changes in their pricing policies, marketing activities, new store openings and other business strategies, could have a material adverse effect on our business, financial condition and results of operations.

Our business has been and will continue to be affected by worldwide economic conditions and, in particular, California economic conditions; a failure of the economy to sustain its recovery, a renewed decline in consumer-spending levels and other conditions, including inflation, could lead to reduced revenues and gross margins, and negatively impact our liquidity.

Many economic and other factors are outside of our control, including consumer and commercial credit availability, consumer confidence and spending levels, inflation, employment levels, housing sales and remodels, consumer debt levels, fuel costs and other challenges currently affecting the global economy, the full impact of which on our business, results of operations and financial condition cannot be predicted with certainty. The California economy, in particular, has recently been susceptible to slowdowns and recessions. These economic conditions adversely affect the disposable income levels of, and the credit available to, our customers, which could lead to reduced demand for our merchandise. Also affected are our vendors, upon which we depend to provide us with financing on our purchases of inventory and services. Our vendors could seek to change either the availability of vendor credit to us or other terms under which they sell to us, or both, which could negatively impact our liquidity. In addition, the inability of vendors to access liquidity, or the insolvency of vendors, could lead to their failure to deliver inventory or other services. Certain of our vendors also are experiencing increases in the cost of various raw materials, such as copper, steel and resin, which could result in increases in the prices that we pay for merchandise, particularly in our plumbing, industrial and electrical categories.

In addition to credit terms from vendors, our liquidity needs are funded by our operating cash flows and, to the extent necessary, borrowings under our credit agreements. The availability of financing depends on numerous factors, including economic and market conditions, our credit ratings, and lenders’ assessments of our prospects and the prospects of the retail industry in general. The lenders under our credit facilities may not be able to meet their commitments if they experience shortages of capital and liquidity and there can be no assurance that our ability to otherwise access the credit markets will not be adversely affected by changes in the financial markets and the global economy.

Continued high rates of unemployment, depressed home prices, reduced access to credit and the domestic and international political situation also adversely affect consumer confidence. Low consumer confidence and the threat, outbreak, or escalation of terrorism, military conflicts or other hostilities may lead to reduced consumer spending, particularly by our customers on many of the discretionary items we sell that relate to home and garden improvement projects. These factors could cause us to increase inventory markdowns and promotional expenses, thereby reducing our gross margins and operating results.

If we do not successfully manage our inventory levels, our operating results will be adversely affected.

We must maintain sufficient inventory levels to operate our business successfully. However, we also must guard against accumulating excess inventory as we seek to minimize out-of-stock levels across all product categories and to maintain in-stock levels. We obtain a portion of our inventory from vendors located outside the United States. Some of these vendors often require lengthy advance notice of our requirements in order to be able to supply products in the quantities we request. This usually requires us to order merchandise, and enter into purchase orders for the purchase and manufacture of such merchandise, well in advance of the time these products will be offered for sale. As a result, we may experience difficulty in responding to a changing retail environment. If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, our inventory levels will not be appropriate and our results of operations may be negatively impacted.

Adverse changes in economic factors specific to the home improvement industry may negatively impact the rate of growth of our revenues and comparable store sales.

Sales of many of our product categories and services are driven by housing turnover and activity level of home and garden improvement projects. The expiration of government stimulus programs specific to the housing sector during the second half of fiscal 2010 may adversely affect the rate of housing turnover. Steep declines over recent years in home prices, the increasing number of households with negative equity, increasing mortgage delinquency and foreclosure rates, reduction in the availability of mortgage financing, fluctuations in interest rates on variable rate mortgages, fewer housing starts and significantly lower housing turnover have limited and may continue to limit consumers’ discretionary spending and have diminished consumer confidence levels which in turn has adversely affected consumer spending on home and garden improvement projects. The impact of these economic factors specific to the home and garden improvement industry is exacerbated by what is expected to be a gradual and prolonged period of economic recovery with slow employment growth. We believe that these economic conditions were a contributing factor in our year-over-year decline in revenues of $21.7 million, $79.1 million and $73.3 million for fiscal 2010, 2009 and 2008, respectively.

Our revenues may fluctuate for a variety of reasons, which could adversely affect our results of operations.

Our business is sensitive to customers’ spending patterns, which in turn are subject to prevailing economic conditions. Our revenues and results of operations have fluctuated in the past, and we expect them to continue to fluctuate in the future. A variety of other factors affect our revenues and financial performance, including:

•	actions by our competitors, including opening of new stores in our existing markets or changes to the way these competitors go to market online;

•	seasonal fluctuations due to weather conditions;

•	timing and concentration of new store openings and related pre-opening and other start-up costs;

•	changes in our merchandise strategy and mix;

•	changes in population and other demographics; and

•	timing and frequency of our promotional and discounting events.

Accordingly, our results for any one quarter are not necessarily indicative of the results to be expected for any other quarter, and comparable store sales for any particular future period may increase or decrease. For more information on our results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Prospectus.

Extended cold or wet weather in California, particularly in the spring, can have an adverse effect on our operating results.

The sale of a substantial portion of our merchandise depends upon our customers undertaking repair, maintenance and improvement projects in their home and garden. We believe that our customers are more likely to begin such projects during periods of warm and dry weather. Accordingly, we have historically realized a significant portion of our revenues and earnings for the year in the spring selling season, which includes March, April, May and June. In 2009 and 2010, we generated 29% and 30% of our revenues in the second fiscal quarter, respectively. Wet, windy and/or cold weather conditions can reduce foot traffic in our stores. Extended cold or wet weather conditions in California, particularly during the spring months, can significantly reduce our revenues and have a material adverse effect on our results of operations. For example, we believe unseasonably cold and wet weather in March of 2011 had an adverse impact on sales, particularly of our lawn and garden products. Furthermore, lower than anticipated revenues during the spring selling season may cause us to increase inventory markdowns and promotion expenses, thereby reducing our gross margins and operating results.

If we are unable to obtain suitable replacement financing upon the maturing of our existing financing arrangements, our business and results of operations could be adversely affected.

Our business and results of operations depend substantially on our ability to obtain financing for our operations. We currently have the following secured financing arrangements:

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a Senior Secured Credit Facility with a revolving availability up to $120 million, subject to a borrowing base, under which $55.7 million was available for borrowing on April 30, 2011 and which matures in part on December 21, 2011 with the remainder maturing on December 21, 2013;

•	a $200 million Senior Secured Term Loan which matures on December 21, 2013; and

•	a $50 million Real Estate Secured Term Loan which matures on December 21, 2013.

Current economic conditions have generally adversely impacted the availability, cost and terms of debt financing. There can be no assurance that we will be able to replace our existing financing upon the maturity of our Senior Secured Credit Facility, Senior Secured Term Loan and Real Estate Secured Term Loan on commercially acceptable terms, or at all. If we are not able to renew or replace our existing financial arrangements when they become due, our costs for borrowings will likely increase and our revenues may decrease, or we could be precluded from continuing our operations at current levels. If we are unable to refinance our Senior Secured Credit Facility, Senior Secured Term Loan and Real Estate Secured Term Loan prior to their respective maturity dates, we cannot guarantee that we will generate enough cash flow from operations or be able to obtain enough capital to repay our outstanding indebtedness on such dates. In such event, we may need to close or sell stores, sell assets, reduce the number and/or frequency of store openings and improvements, issue capital stock or securities convertible into capital stock or issue debt securities to repay our indebtedness. If implemented, these actions could negatively impact our business, operating results or dilute our capital stock.

We may not have sufficient cash to repay our debt obligations on the occurrence of an event of default resulting from a change in control trigger.

Our Senior Secured Credit Facility, Senior Secured Term Loan and Real Estate Secured Term Loan contain an event of default resulting from a change of control default, which includes the following: (i) certain mergers, consolidations, sales or transfers of all or substantially all of the assets of OSH LLC and OSH LLC’s subsidiaries to persons other than ACOF, ESL and Sears Holdings; (ii) adoption of a plan of liquidation of OSH LLC; (iii) prior to an initial underwritten public offering of common stock of the Company, Sears Holdings, ESL and ACOF ceasing to collectively hold directly or indirectly at least 50% of the total voting power of all shares of our and OSH LLC’s voting capital stock; (iv) following an initial underwritten public offering of common stock of the Company, a person or group, other than Sears Holdings, ESL and ACOF, collectively holding directly or indirectly at least 40% of the total voting power of all shares of our and OSH LLC’s voting capital stock and Sears Holdings, ESL and ACOF collectively holding less than such person or group; and (v) our board of directors not consisting of continuing directors (“Change in Control”).

Immediately following the Distribution:

•	Sears Holdings will not own any capital stock of the Company;

•	ESL will beneficially own approximately 61% of our outstanding shares of Class A Common Stock and approximately 49% of the general voting power of our capital stock; and

•	ACOF will beneficially own 100% of our outstanding shares of Class C Common Stock and approximately 20% of the general voting power of our capital stock.

Neither ESL nor ACOF have agreed to maintain their shareholding in the Company following the Distribution. If, following the Distribution, one or both of ESL and ACOF dispose of all or part of their shareholding in the Company such that their combined total voting power drops below 50%, this may trigger a Change in Control event of default under the Senior Secured Credit Facility, Senior Secured Term Loan and Real Estate Secured Term Loan. An event of default could trigger certain acceleration clauses and cause those and our other obligations to become immediately due and payable and we may not have sufficient cash funds available to repay our debt obligations upon such a Change in Control.

Increases in interest rates could adversely affect our operating results.

An increase in prevailing interest rates could adversely affect our operating results. At January 29, 2011, we had approximately $271.5 million aggregate principal amount of variable interest rate indebtedness under our

Senior Secured Credit Facility, Senior Secured Term Loan and Real Estate Secured Term Loan. The variable interest rates applicable to this indebtedness are based on several interest rate indexes that fluctuate on a regular basis, including the London Interbank Offered Rate (“LIBOR”) and the prime rate as publicly announced by certain of our lenders and the U.S. federal funds rate. If interest rates increase, our debt service obligations on this variable rate indebtedness would increase even though the amount borrowed would remain the same, and our net income would decrease. As a protection against rising interest rates, we have entered into an interest rate cap agreement with respect to our real estate secured term loan with a notional amount of $25 million, capping LIBOR at 4%. The cap agreement does not eliminate interest rate volatility for the remainder of our variable rate indebtedness. In the future, we may enter into interest rate swaps or additional cap contracts to reduce interest rate volatility. The terms of our cap agreement with respect to our real estate secured term loan or such additional agreements as we may enter to reduce interest rate volatility, may be unfavorable to us depending on rate movements and may not completely protect us from increased interest expense in particular situations.

Substantial Leverage—Our substantial leverage may place us at a competitive disadvantage in our industry.

We are substantially leveraged and have significant debt service obligations. At July 30, 2011, our outstanding debt (excluding capital leases) was approximately $254.3 million. Our significant debt and debt service requirements could adversely affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities. For example, our high level of debt presents the following risks:

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we are required to use a substantial portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances and other general corporate requirements;

•	our interest expense could increase if prevailing interest rates increase, because a substantial portion of our debt bears interest at floating rates;

•

our substantial leverage increases our vulnerability to economic downturns and adverse competitive and industry conditions and could place us at a competitive disadvantage compared to those of our competitors that are less leveraged;

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our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and our industry and could limit our ability to pursue other business opportunities, borrow more money for operations or capital in the future and implement our business strategies;

•

our level of debt may restrict us from raising additional financing on satisfactory terms to fund working capital, capital expenditures, product development efforts, strategic acquisitions, investments and alliances, and other general corporate requirements; and

•	covenants in our debt instruments limit our ability to pay dividends or make other restricted payments and investments.

Significant Debt Service Requirements—Servicing our debt requires a significant amount of cash and our ability to generate cash may be affected by factors beyond our control.

We may be unable to generate sufficient cash flow from operations or to obtain future borrowings under our credit facilities or otherwise in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we do not have sufficient liquidity, we may need to refinance or restructure all or a portion of our debt on or before maturity, sell assets, or borrow more money, which we may not be able to do on terms satisfactory to us or at all. In addition, any refinancing could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations. We cannot assure you that our business will generate sufficient cash flow from operations or that future sources of funding will be available to us in amounts sufficient to enable us to fund our liquidity needs. If we are unable to meet our obligations with respect to our debt, we could be forced to restructure or refinance our debt, seek equity financing or sell assets. A default on any of our debt obligations could trigger certain acceleration clauses and cause those and our other obligations to become immediately due and payable. Upon an acceleration of any of our debt, we may not be able to make payments under our other outstanding debt.

If we are unable to comply with the terms of our Senior Secured Credit Facility, Senior Secured Term Loan or Real Estate Secured Term Loan, our business and financial condition would be negatively impacted.

Our Senior Secured Credit Facility, Senior Secured Term Loan and Real Estate Secured Term Loan impose operating and financial restrictions on us, including, among other things, limitations on our ability to:

•	incur or guarantee additional indebtedness or issue certain preferred shares;

•	pay dividends or redeem, repurchase, retire or make distributions in respect of our capital stock;

•	make certain loans, acquisitions, capital expenditures or investments;

•	sell certain assets, including stock of our subsidiaries;

•	enter into sale and leaseback transactions;

•	create or incur liens;

•	consolidate, merge, sell, transfer or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	undergo a change in control.

As a result, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might further our growth strategy or otherwise benefit us and our shareholders without obtaining consent from our lenders. In addition, our financing arrangements contain certain financial covenants, including a fixed-charge coverage ratio, with respect to our Senior Secured Credit Facility, and leverage ratios, with respect to our Senior Secured Term Loan and Real Estate Secured Term Loan. A failure by us to remain in compliance with these required financial ratios could lead to an event of default under the applicable financing arrangement. We may not be able to satisfy these ratios, especially if our operating results deteriorate as a result of, but not limited to, adverse economic conditions or the impact of other risk factors, which could adversely affect our ability to respond to changes in our business and manage our operations. Additionally, a default by us under one of our financing arrangements may trigger cross-defaults under our other financing arrangements. Upon the occurrence of an event of default or cross-default under any of our Senior Secured Credit Facility, Senior Secured Term Loan or Real Estate Secured Term Loan, our lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the credit agreements governing our other financing arrangements.

In addition, we have pledged substantially all of our assets as collateral under our current financing arrangements. If we are unable to repay amounts owed under any of our Senior Secured Credit Facility, Senior Secured Term Loan or Real Estate Secured Term Loan when due, our lenders could proceed against the collateral securing such unpaid indebtedness, which could have a material adverse effect on our business, financial condition, results of operations or cash flows. In the event of our insolvency, liquidation, dissolution or reorganization, our lenders would be entitled to payment in full from the applicable collateralized assets before distributions, if any, were made to our shareholders and we cannot assure you that our assets would be sufficient to repay in full that debt and any potential future indebtedness, which would cause the market price of our common shares to decline significantly.

As of April 30, 2011, we were in compliance with the financial covenants under our financing arrangements, and we currently believe that we will continue to be in compliance with these covenants through at least the end of the first quarter of fiscal 2012. However, the decline in our operating results for the first quarter of fiscal 2011, coupled with continued economic weakness in the markets in which we operate, has adversely impacted our prospective compliance with the financial covenants under the Senior Secured Term Loan and the Real Estate Secured Term Loan. As a result, we may seek to renegotiate our financing arrangements in order to remain in compliance while continuing to follow our current business plan, which includes plans for store expansion. If such renegotiations are unsuccessful, we would expect to modify our business plan in a manner that would allow us to remain in compliance. Such a modification would likely result in slower growth, a delay of new store openings and the potential for a decline in sales. Notwithstanding our expectations, if our operating results were to continue to decline or if market conditions were to worsen, we may be unable to meet our financial covenants, and lenders could demand repayment of the amounts outstanding under our financing agreements. Under such circumstances, no assurances can be given that our financing arrangements could be renegotiated, or that alternative financing would be available on terms acceptable to us, if at all.

If our stores or distribution center experience catastrophic damage and loss due to natural disasters, our operations would be seriously harmed.

Each of our stores, our store support center and our distribution center are located in California in areas that are susceptible to earthquakes and other natural disasters, such as wildfires, floods and tsunamis. If any of our facilities, and in particular our distribution facility in Tracy, California, were to experience catastrophic damage and loss, it could disrupt our store operations, delay shipments of our merchandise, reduce our revenue and result in large expenses to repair or replace our facilities. The occurrence of any of these natural disasters could have a material adverse impact on our business, results of operations and financial condition.

We currently rely on a single distribution center. The loss or disruption of operations at our centralized distribution center or our failure in the future to expand or add additional distribution facilities could have an adverse effect on our business, operations and operating results.

A majority of our inventory is shipped directly from our suppliers to a single centralized distribution center in Tracy, California, where the inventory is then received, sorted and shipped to our stores. Our operating results depend on the orderly operation of our receiving and distribution processes, which in turn depend upon on our private fleet of leased tractors, leased and owned trailers, third-party common carriers and our effective management of our distribution facilities. We may not anticipate all the changing demands that our expanding operations will impose on our receiving and distribution system, and events beyond our control, such as disruptions in operations due to fire, earthquakes or other catastrophic events. In addition, shipping problems or labor disagreements may result in delays in the delivery of merchandise to our stores.

If we expand our retail store base, we may need to expand our distribution facilities and our current site is limited, therefore we may need to acquire, construct or lease additional distribution facilities in other geographic locations to accommodate a planned expansion. An expansion of our distribution facilities will require significant capital investment, costs and time and could place increased demands on our financial, managerial and operational resources. We may also need to invest in additional information technology to achieve a unified receiving and distribution system.

While we maintain property insurance, in the event our distribution center were to be shut down for any reason or if we were to incur higher costs and longer lead times in connection with a disruption at our distribution center, our insurance may not be sufficient, and insurance proceeds may not be timely paid to us.

We rely extensively on computer systems to process transactions, summarize results and manage our business. Disruptions in these systems could harm our ability to run our business.

Given the number of individual transactions we have each year, it is critical that we maintain uninterrupted operation of our computer and communications hardware and software systems. Our systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, including breaches of our transaction processing or other systems that result in the compromise of confidential customer data, catastrophic events such as fires, tornadoes and hurricanes, and usage errors by our employees. If our systems are breached, damaged or cease to function properly, we may have to make a significant investment to fix or replace them, we may suffer interruptions in our operations in the interim, we may face costly litigation, and our reputation with our customers may be harmed. Our ability to maintain sufficient inventory levels in our stores is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Any material interruption in our computer operations may have a material adverse effect on our business or results of operations.

We rely on third parties to provide us with services in connection with the administration of certain aspects of our business.

We have entered into agreements with third-party service providers (both domestic and international) to provide processing and administrative functions over a range of areas, and we may continue to do so in the future. These areas include credit card processing, e-commerce services, payroll following the spin-off and product returns. Services provided by third parties could be interrupted as a result of many factors, such as acts of God or contract disputes. Any failure by third parties to provide us with these services on a timely basis or within our service level expectations and performance standards could result in a disruption of our business and have an adverse effect on our business and operating results.

We could incur charges due to impairment of intangible and long-lived assets.

As of January 29, 2011 we had intangible asset balances of $145.5 million, which are subject to testing for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Our intangible assets consist of $107.6 million of our trade names and $37.9 million of favorable leasehold rights. Failure to achieve sufficient levels of cash flows could result in impairment charges for our trade names. If the decline in our revenues continues, this could have a material effect on our trade name valuation and could result in an impairment charge. Our long-lived assets, primarily building and fixtures at our stores and favorable leasehold rights, are also subject to testing for impairment. A significant amount of judgment is involved in our impairment assessment. Failure to achieve sufficient levels of cash flow could result in impairment charges for intangible assets or fixed assets, which could have a material adverse effect on our results of operations.

Our failure to retain our senior management team and to continue to attract qualified new personnel could adversely affect our results of operations.

We depend on the talents and continued efforts of our senior management team. We do not maintain key-man life insurance on any of our executives and do not have employment agreements with any of our executives. The loss of one or more of the members of our senior management may disrupt our business and materially adversely affect our results of operations. Furthermore, our ability to manage our further expansion will require us to continue to train, motivate and manage our employees and to attract, motivate and retain additional qualified managerial and store personnel. We believe that having store personnel who are knowledgeable and experienced in home repair matters has been an important factor in our historical success and we believe it will continue to be important to growing our business. Competition for these types of personnel is intense, and we may not be successful in attracting, assimilating and retaining the personnel required to grow and operate our business profitably.

Persons associated with members of our board of directors following the Distribution, whose interests may be different than your interests, will exert substantial influence over us.

Persons associated with ESL who are elected by the holders of our Class A Common Stock (the “ESL Directors”) following the Distribution, will, following the Distribution, beneficially own approximately 61% of our outstanding shares of Class A Common Stock and approximately 49% of the general voting power of our capital stock. Persons associated with directors elected by holders of our Class B Common Stock and Class C Common Stock (the “Class B/C Directors”) following the Distribution, will, following the Distribution, beneficially own 100% of our outstanding shares of Class C Common Stock and approximately 20% of the general voting power of our capital stock. Accordingly, such persons, and thus the Class B/C Directors and ESL Directors will have substantial influence over many, if not all, actions to be taken or approved by our shareholders, including any transactions involving a change of control. In addition, persons associated with the ESL Directors will have substantial influence over the election of our eight directors elected by the holders of Class A Common Stock and persons associated with the Class B/C Directors will have the power to direct the election of our two directors elected by the combined vote of the Class B Common Stock and the Class C Common Stock (the outstanding shares of our Class B Common Stock will, following the Distribution, collectively have less than 0.5% of the voting power of our capital stock).

The interests of such persons associated with the ESL Directors and the Class B/C Directors, which have investments in other companies that may compete with us, including Sears Holdings, may from time to time diverge from the interests of our other shareholders, particularly with regard to new investment opportunities. In addition, this substantial influence may have the effect of discouraging offers to acquire our Company because the consummation of any such acquisition would likely require the consent of such persons.

We may be subject to product liability claims if people or properties are harmed by the products we sell or the services we offer.

Some of the products we sell may expose us to product liability claims relating to personal injury, death, or property damage caused by such products, and may require us to take actions such as product recalls. We also provide various services, which could also give rise to such claims. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature, as well product recalls, could also have a negative impact on customer confidence in the products we stock and in our reputation, our business and our operating results.

We may be subject to periodic litigation and other regulatory proceedings. These proceedings may be affected by changes in laws and government regulations or changes in the enforcement thereof.

From time to time, we may be involved in lawsuits and regulatory actions relating to our business or products we sell or have sold. These proceedings may be in jurisdictions with reputations for aggressive applications of laws and procedures against corporate defendants. We are impacted by trends in litigation, including class-action allegations brought under various consumer protection and employment laws, including wage and hour laws. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business, financial condition and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, these proceedings could result in substantial costs and may require that we devote substantial resources to defend our Company and could affect the future premiums we would be required to pay on our insurance policies. Further, changes in governmental regulations could have adverse effects on our business and subject us to additional regulatory actions.

In the ordinary course of business, we are subject to product liability litigation as a result of the sale of certain products, including products that have included asbestos. On April 1, 2011, a judgment was entered against us in the case of the Save Mart Supermarkets v. Orchard Supply Hardware LLC, in California Superior Court in Fresno, California. Save Mart obtained a $5.1 million verdict on claims of breach of contract and breach of the implied covenant of good faith relating to the termination by Orchard Supply Hardware LLC of a contract for the lease of a store to be built by Save Mart. On August 24, 2011, the Company entered into a settlement agreement with Save Mart to satisfy the $5.1 million judgment, release the Company of all liabilities, and waive all rights of appeals by both parties. The settlement includes three parts: 1) a $0.5 million cash consideration paid to Save Mart, 2) the amendment and extension of an existing lease between Save Mart and the Company for a store unrelated to the one originally in dispute and 3) the lease of a new property to the Company. As of April 30, 2011, we had recorded a $5.1 million reserve for this matter. The Company estimates that this liability will be reduced by approximately $1.0 million to $2.0 million as a result of the settlement. For a description of certain current legal proceedings, see “Business–Legal Proceedings” in this Prospectus.

We intend to open new stores at an increased rate compared to recent years, which could strain our resources and have a material adverse effect on our business and financial performance.

Our future growth depends in part on our ability to successfully open and operate new stores profitably. As of April 30, 2011, we operated 89 full-service hardware stores in California. We opened four new stores in California within the past three years. We plan on opening one new store in 2011 and anticipate opening additional new stores in 2012. We intend initially to open these new stores within California; however, we may expand into locations outside of California. Expanding our store base will require us to invest significant financial resources and place increased demands on our management, operational and administrative infrastructure. In addition, our planned expansion will require us to increase continually the number of people we employ, as well as to expand and upgrade our management information, inventory tracking and other systems. Successfully opening a new store is a significant operational and administrative challenge. It is possible that we may not foresee all of the problems that could arise during a store opening or realize the expected benefits of opening a particular store. An increased number of stores may also make it more difficult for us to maintain our customer service standards and develop and implement the financial controls and procedures and reporting systems that will be required of us as a public company. If we fail to meet these increased demands and operating complexities, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to regulations that impact our business and a failure to comply with such regulations could lead to lawsuits or regulatory actions against us.

Operating in California exposes us to a particularly challenging regulatory environment, with aggressive enforcement efforts by private litigators in several areas of law, including, without limitation, environmental laws, consumer protection laws, employment laws, anti-discrimination laws, and wage and hour regulations and laws. This strict regulatory and litigation environment requires the Company to maintain a heightened compliance effort and exposes us to defense costs, possible fines and penalties, and liability to private parties for monetary recoveries and attorneys’ fees, any of which could have an adverse effect on our business and results of operations.

California and federal employment and labor laws govern our relationship with our employees and affect our operating costs. These laws include minimum wage requirements, overtime pay, unemployment tax rates, workers’ compensation rates, citizenship requirements and sales taxes. We are currently, and from time to time in the past have been, the subject of lawsuits by certain of our employees alleging various violations of these regulations, including suits alleging that we wrongfully denied certain of our employees overtime wages or that we unlawfully deducted costs for workers compensation expenses. A determination that we do not comply with these laws or other related laws could harm our profitability or business reputation. Future government-imposed increases in minimum wages, overtime pay, paid leaves of absence or mandated health benefits could also materially and adversely affect us.

From time to time we are subject to claims of employment discrimination, unlawful employment practices and Americans with Disabilities Act claims.

If we do not maintain the security of our customer, associate or company information, we could damage our reputation, incur substantial additional costs and become subject to litigation.

Any significant compromise or breach of customer, associate or company data security either held and maintained by the Company or our third party providers could significantly damage our reputation and result in additional costs, lost sales, fines and lawsuits. The regulatory environment related to information security and privacy is increasingly rigorous, with new and constantly changing requirements applicable to our business, and compliance with those requirements could result in additional costs. There is no guarantee that the procedures that we have implemented to protect against unauthorized access to secured data are adequate to safeguard against all data security breaches. A data security breach could negatively impact our business and our results of operations.

If we are unable to renew or enter into new store leases on competitive terms our revenue or results of operations could be negatively impacted.

As of April 30, 2011, we leased 74 store locations under long-term agreements. If our cost of leasing existing stores increases, we may be unable to maintain our existing store locations as leases expire. Our profitability may decline if we fail to enter into new leases on competitive terms or at all, or we may not be able to locate suitable alternative stores or additional sites for our new store expansion in a timely manner. Furthermore, a small number of our leases will expire within the next ten years and some do not grant us any rights to renew the lease. A failure to renew or enter into new leases could reduce our revenue and negatively impact our results of operations.

We are required to comply with increasingly stringent federal, state and local environmental laws and regulations, the cost of which is likely to increase and may adversely affect our results of operations, cash flow or financial condition.

Our operations, properties and the products we sell are subject to various federal, state and local environmental laws and regulations. These laws and regulations not only govern our current operations, properties and the products we sell, but also impose potential liability on us for our past operations. We expect environmental laws and regulations to impose increasingly stringent requirements upon our industry and us in the future. Our costs to comply with these laws and regulations may increase as these requirements become more stringent in the future, and these increased costs may adversely affect our results of operations, cash flow or financial condition.

If we fail to timely and effectively obtain shipments of product from our vendors and deliver merchandise to our customers, our operating results will be adversely affected.

We cannot control all of the various factors that might affect our timely and effective procurement of supplies of product from our vendors and delivery of merchandise to our customers. A majority of the products that we purchase, domestically or overseas, must be shipped to our distribution center in Tracy, California. Our utilization of foreign imports also makes us vulnerable to risks associated with products manufactured abroad, including, among other things, risks of damage, destruction or confiscation of products while in transit to our distribution center, work stoppages including as a result of events such as longshoremen strikes, transportation and other delays in shipments including as a result of heightened security screening and inspection processes or other port-of-entry limitations or restrictions in the United States, lack of freight availability and freight cost increases. In addition, if we experience a shortage of a popular item, we may be required to arrange for additional quantities of the item, if available, to be delivered to us through airfreight, which is significantly more expensive than standard shipping by sea. As a result, we may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, we may not be able to timely receive merchandise from our vendors or deliver our products to our customers.

We rely upon proprietary and third-party land-based carriers for merchandise shipments to our facility in Tracy, California and from this facility to our stores. Accordingly, we are subject to the risks, including labor disputes, union organizing activity, inclement weather and increased transportation costs, associated with such carriers’ ability to provide delivery services to meet our inbound and outbound shipping needs. In addition, if the cost of fuel continues to rise or remains at current levels, the cost to deliver merchandise from the distribution center to our stores may rise which could have an adverse impact on our profitability. Failure to procure and deliver merchandise either to us or to our customers in a timely, effective and economically viable manner could damage our reputation and adversely affect our business. In addition, any increase in distribution costs and expenses could adversely affect our future financial performance.

We rely on foreign sources for merchandise, and our business may therefore be negatively affected by the risks associated with international trade.

A portion of our merchandise is purchased from foreign vendors, either directly by us or indirectly by our distributors who, in turn, sell this merchandise to us. We believe that in order to remain competitive we must maintain or increase the portion of merchandise purchased from such vendors. This reliance on foreign vendors results in our facing risks inherent in purchasing from foreign suppliers, including:

•	economic and political instability in countries where these vendors are located;

•	increases in shipping costs;

•	transportation delays and interruptions;

•	adverse fluctuations in currency exchange rates; and

•	changes in U.S. and foreign laws affecting the importation and taxation of goods, including duties, tariffs and quotas, or changes in the enforcement of those laws.

Any increase in cost to us of merchandise purchased from foreign vendors or restriction on the merchandise made available to us by such vendors could have an adverse effect on our business and operating results.

If our relationships with our vendors were to be impaired, it could have a negative impact on our competitive position and our business and financial performance.

Most of our vendor arrangements are not long-term agreements, and, therefore, our success depends on maintaining good relations with our vendors. Our growth strategy depends to a significant extent on the willingness and ability of our vendors to supply us with sufficient inventory to stock our new stores. If we fail to strengthen our relations with our existing vendors or to enhance the quality of merchandise they supply us, or if we cannot maintain or acquire new vendors of favored brand name merchandise, our ability to obtain a sufficient amount and variety of merchandise at acceptable prices may be limited, which would have a negative impact on our competitive position. In addition, our inability to stock our stores with new and desired merchandise at attractive prices could result in lower revenues and decreased customer interest in our stores, which, in turn, would adversely affect our financial performance. In addition, we may not be able to develop relationships with new vendors, and products from alternative sources, if any, may be of a lesser quality and more expensive than those we currently purchase. During fiscal 2010, branded products acquired under license from Sears Holdings, including Kenmore and Craftsman products, accounted for approximately 6% of total purchases of all inventory from all vendors. Merchandise supplied to stores by our top ten suppliers accounted for approximately 24.4% of our total purchases. The loss of or a reduction in the amount of merchandise made available to us by Sears Holdings or by these other key vendors could have an adverse effect on our business and operating results.

Our ability to obtain commercial insurance at acceptable prices, or at all, may increase our costs and lower our operating results.

We believe that extensive commercial insurance coverage is prudent for risk management. Prior to the Distribution, we obtained our umbrella insurance policy and several other policies through policies obtained by Sears Holdings and we benefited from the lower insurance premiums that Sears Holdings was able to obtain. Upon our spin-off from Sears Holdings, we will no longer be covered under these Sears Holdings policies and we will be required to obtain independent insurance coverage for replacement of these policies. We may be unable to obtain adequate insurance coverage for such replacement policies at reasonable costs or at all and, in any event, anticipate that the cost of our insurance will increase significantly as compared to the amounts we were charged when our insurance was provided under Sears Holdings’ plans. In addition, for certain types or levels of risk, such as risks associated with earthquakes or terrorist attacks, we might determine that we cannot obtain commercial insurance at acceptable prices. Therefore, we might choose to forego or limit our purchase of relevant commercial insurance, choosing instead to self-insure one or more types or levels of risks. If we suffer a substantial loss that is not covered by commercial insurance, the loss and attendant expenses could have a material adverse effect on our operating results. Also, insurance may not be available in the future with the scope of coverage and in amounts of coverage adequate to insure against such risks and disturbances.

Risks Relating to our Relationship with and Separation from Sears Holdings

Following this Distribution, we will continue to depend on Sears Holdings to provide us with many key services for our business and we will be required to develop our own systems quickly and cost-effectively.

Prior to the Distribution, we have been operating as an indirect majority-owned subsidiary of Sears Holdings, and certain key services required by us for the operation of our business are currently provided by Sears Holdings. Prior to the completion of the Distribution, we will have entered into agreements with Sears Holdings related to the Distribution including, among others, the Distribution Agreement, Transition Services Agreement, Appliances Agreement, Brands Agreement and License Agreements.

Pursuant to the Transition Services Agreement, Sears Holdings will provide us with accounting, human resources, certain employee benefits, logistical and supply chain, information technology, environmental and safety program, risk management and insurance and inventory support services. The Transition Services Agreement will continue for a period not to exceed 12 months from the date of the agreement. The transition services will be priced at two tiers: tier one will extend for the first six months and tier two for the remaining six months or less. Additionally, all unanticipated out-of-pocket expenses necessary for the provision of transition services from Sears Holdings to us will be passed to us at cost. The Transition Services Agreement may be terminated by (i) mutual agreement of the parties, (ii) for cause by either party, or (iii) for convenience by Orchard upon 60 days’ prior written notice to Sears Holdings.

We believe it is necessary for Sears Holdings to provide these services to us under the Transition Services Agreement to facilitate the efficient operation of our business as we transition to becoming a publicly traded company independent from Sears Holdings. We will, as a result, initially be dependent on our relationship with Sears Holdings for transitional services following the Distribution. Although Sears Holdings is contractually obligated to provide us with these services until at least the first anniversary of the distribution date, these services may not be provided at the same level as when we were part of Sears Holdings, and we may not be able to obtain the same benefits. When Sears Holdings is no longer obligated to provide these services to us, we may not be able to replace these transitional services on terms and conditions, including costs, as favorable as those we will receive from Sears Holdings. See “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings.”

As a publicly traded company independent from Sears Holdings, we may experience increased costs resulting from a decrease in the purchasing power we currently have as a result of being a subsidiary of Sears Holdings.

Prior to our separation from Sears Holdings, we were able to take advantage of Sears Holdings’ size and purchasing power in procuring services, including insurance, advertising, shipping and receiving, logistics, store maintenance contracts, employee benefit support, credit and debit card interchange fees and other services. As a result of our separation from Sears Holdings, we will be a smaller company than Sears Holdings and we will not have access to financial and other resources comparable to those available to us prior to the Distribution. As a company independent from Sears Holdings, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the Distribution, which could increase our costs and reduce our profitability.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Sears Holdings.

The agreements related to our spin-off from Sears Holdings, including the Distribution Agreement, Transition Services Agreement, Appliances Agreement, Brands Agreement and License Agreements have been negotiated or will be negotiated in the context of our separation from Sears Holdings while we are still a majority owned indirect subsidiary of Sears Holdings. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our spin-off are related to, among other things, the principal actions needed to be taken in connection with the spin-off, indemnification and other obligations among Sears Holdings and us and the nature of the commercial arrangements between us and Sears Holdings following the Distribution. We may have received better terms from third parties because third parties may have competed with each other to obtain the right to enter into certain of these agreements with us. However, these agreements generally incorporate arm’s length terms and conditions, including market-based pricing and term of duration. See “Certain Relationships and Related Party Transactions–Agreements with Sears Holdings” of this Prospectus for more detail.

Conflicts may arise between Sears Holdings and us in a number of areas relating to our past and ongoing relationships, including:

•	business opportunities that may be attractive to both Sears Holdings and us;

•	the nature, quality and pricing of transitional services Sears Holdings has agreed or will agree to provide to us;

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Sears Holdings;

•	major business combinations involving us;

•	employee retention and recruiting; and

•	intellectual property matters.

Currently, Sears Roebuck, Kmart stores, and certain specialty retail stores owned by Sears Holdings or that are operated by franchisees and dealers authorized by Sears Holdings have product lines that are similar to ours. Following the Distribution, Sears Holdings will be under no contractual obligation not to compete with us or from opening new Sears Roebuck, Kmart or specialty stores in locations we have targeted for expansion. In addition, our ability to sell merchandise under Sears Holdings’ proprietary brands, such as Craftsman, Easy Living, Kenmore and Weatherbeater, will be subject to the terms of the Appliances Agreement, Brands Agreement and License Agreements. The Appliances Agreement grants Sears Holdings control over the assortment of merchandise available to us and may therefore affect our use of floor space and the type of merchandise available to our customers.

Risks Relating to Our Class A Common Stock and Preferred Stock and the Distribution

Becoming a public company will increase our expenses and administrative burden, in particular to bring our Company into compliance with certain provisions of the Sarbanes Oxley Act of 2002 to which we are not currently subject.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002), tax administration, and legal and human resources related functions. In anticipation of becoming a public company, we will need to create or revise the roles and duties of our board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent and adopt an insider trading policy in compliance with our obligations under the securities laws.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, and related regulations implemented by the SEC and NASDAQ are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. The costs of compliance or our failure to comply with these laws, rules and regulations could adversely affect our reputation, financial condition, results of operations and the price of our Class A Common Stock and Preferred Stock.

We also expect that being a public company subject to these rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified executive officers and qualified persons to serve on our board of directors, particularly to serve on our audit committee.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and the market price of our Class A Common Stock and Preferred Stock.

As a public company, we will be required to document and test our internal control over financial reporting in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting and, beginning with our annual report on Form 10-K for the year ending February 2, 2013, a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal control can divert our management’s attention from other matters that are also important to the operation of our business. We also expect that the imposition of these regulations will increase our legal and financial compliance costs and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we are unable to conclude that we have effective internal control over financial reporting, then investors could lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A Common Stock and Preferred Stock. In addition, if we do not maintain effective internal controls, we may not be able to accurately report our financial information on a timely basis, which could harm the trading price of our Class A Common Stock and Preferred Stock, impair our ability to raise additional capital, or jeopardize our continued listing on the NASDAQ Capital Market or any other stock exchange on which our Class A Common Stock and Preferred Stock may be listed.

We do not expect to pay dividends for the foreseeable future.

We do not expect to pay cash dividends on our Class A Common Stock or any other shares of our capital stock for the foreseeable future. In addition, the terms of the Preferred Stock do not entitle the holders thereof to any dividends. We currently intend to retain any future earnings for use in the business. Further, our current credit arrangements generally prohibit our paying of cash dividends. As a result, you may not receive any return on an investment in our capital stock in the form of dividends. The terms of the Preferred Stock will provide that dividends and other distributions may not be paid on any shares of our capital stock until all outstanding shares of the Preferred Stock have been redeemed or repurchased unless such dividend or distribution (i) has been unanimously approved by our board of directors, (ii) relates to a “poison pill” stockholder rights plan or (iii) is a distribution of cash in lieu of fractional shares made in connection with this Distribution.

Our Class A Common Stock and Preferred Stock may have a low trading volume and limited liquidity, resulting from a lack of analyst coverage and institutional interest.

Our Class A Common Stock and Preferred Stock may receive limited attention from market analysts. Lack of up-to-date analyst coverage may make it difficult for potential investors to fully understand our operations and business fundamentals, which may limit our trading volume. Such limited liquidity may impede the development of institutional interest in our Class A Common Stock and Preferred Stock, and could limit the value of our Class A Common Stock and Preferred Stock. Additionally, low trading volumes and lack of analyst coverage may limit your ability to resell your stock. Low trading volume may be particularly pronounced in the case of shares of our Preferred Stock because such shares will only be quoted on the OTC Bulletin Board, the “Pink Sheets” or another OTC quotation system where there is generally less liquid trading and less participation by market makers.

Our principal shareholders will have substantial control over us following the Distribution and they could delay or prevent a change in corporate control and may have interests different than yours.

As of the Distribution, we will have four classes of capital stock:

•	Class A Common Stock, which is entitled to one vote per share and which elects eight members of our board of directors;

•	Class B Common Stock, which is entitled to one-tenth of a vote per share and which, together with our Class C Common Stock, elects two members of our board of directors;

•	Class C Common Stock, which is entitled to one vote per share and which, together with our Class B Common Stock, elects two members of our board of directors; and

•	Preferred stock, of which the Preferred Stock is a series and which does not have voting rights.

As of the Distribution, ESL will own approximately 61% of our outstanding Class A Common Stock, representing approximately 61% of Class A Common Stock voting power and approximately 49% of the general voting power of our outstanding capital stock, and will own approximately 61% of our outstanding Preferred Stock, which is our outstanding nonvoting capital stock. As of the Distribution, ACOF, will own 100% of our outstanding Class C Common Stock, representing approximately 99% of the collective voting power of our Class B Common Stock and Class C Common Stock voting together and approximately 20% of the voting power of our outstanding capital stock. Pursuant to our Amended and Restated Certificate of Incorporation that will be in effect at the Distribution, at any time that ACOF owns a number of shares of our Class B Common Stock and Class C Common Stock representing in the aggregate a percentage of our outstanding common stock that is less than 10% but equal to or greater than 5%, then the Class C Common Stock, voting together with the Class B Common Stock as a single class, shall have the right to elect only one director. If at any time ACOF owns a number of shares of our Class B Common Stock and Class C Common Stock representing in the aggregate a percentage of our outstanding common stock that is less than 5%, then there shall no longer be separate classes of directors and all classes of our capital stock entitled to vote for directors would vote together as a single class.

As a result of their respective capital stock ownership, as of the distribution date, ESL and ACOF acting together would have the ability to control the outcome of certain matters on which holders of all classes of our capital stock vote together as a single class, including, among other things, approving mergers or other business combinations and effecting certain amendments to our Amended and Restated Certificate of Incorporation. In addition, as of the distribution date, ESL will have the ability to control the election of those members of our board of directors elected by the Class A Common Stock shareholders and ACOF will have the power to control the election of the two members of our board of directors elected by the Class B Common Stock and Class C Common Stock shareholders (the outstanding shares of our Class B Common Stock will, following the Distribution, collectively have less than 0.5% of the voting power of our capital stock). This concentration of ownership might harm the market price of our Class A Common Stock and Preferred Stock by discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. In addition, the interests of ESL and ACOF may differ from or be opposed to the interests of our other shareholders. See “Security Ownership by Certain Beneficial Owners and Management” in this Prospectus for a more detailed description of the beneficial ownership of our capital stock by ESL and ACOF following the Distribution.

Our Class A Common Stock and Preferred Stock prices may decline if ESL or ACOF alter their strategy with respect to their ownership of our capital stock.

ESL and ACOF have advised us that they have not reached any decision regarding whether or for how long they will retain their stock ownership in us and what form, if any, the disposition or distribution of their stock in us will take. ESL and ACOF will, in their sole discretion, determine the timing and terms of any transactions with respect to their shares in us, taking into account business and market conditions and other factors that they deem relevant. Neither ESL nor ACOF are subject to any contractual obligation to maintain their ownership position in us, although they may be subject to certain transfer restrictions imposed by securities laws and the Stockholders’ Agreement (as described in “Certain Relationships and Related Party Transactions—Other Related Party Transactions—Stockholders’ Agreement). Consequently, we cannot assure you that either ESL or ACOF will maintain their ownership of our capital stock. Any announcement by ESL or ACOF that they have reached a determination regarding what to do with their shares of our capital stock, or the perception by the investment community that ESL or ACOF has reached such a determination, could have an adverse impact on the price of our Class A Common Stock and Preferred Stock. For further description of transfer restrictions that may apply to our capital stock, see “Description of Our Capital Stock—Shares Eligible for Future Sale” in this Prospectus.

Risks Relating to the Spin-Off

If the Distribution or certain internal transactions undertaken in anticipation of the spin-off are determined to be taxable for U.S. federal income tax purposes, our shareholders could incur significant U.S. federal income tax liabilities.

Sears Holdings has received an IRS Ruling substantially to the effect that, for U.S. federal income tax purposes, the Distribution, except to the extent of any cash received in lieu of fractional shares of our Class A Common Stock and Preferred Stock, will qualify as tax-free under Section 355 of the Code. The IRS Ruling also provides that certain internal transactions undertaken in anticipation of the Distribution will qualify for nonrecognition tax treatment under the Code. The IRS Ruling is binding upon the Internal Revenue Service, but its continued validity is subject to factual representations that we and Sears Holdings made to the Internal Revenue Service concerning certain conditions that are necessary to obtain tax-free treatment under the Code have been satisfied. In addition, the Internal Revenue Service will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Therefore, in addition to obtaining the IRS Ruling, Sears Holdings expects to receive an opinion from the law firm of Simpson Thacher & Bartlett LLP as to the satisfaction of these required qualifying conditions. An opinion of counsel is not binding on the Internal Revenue Service. Accordingly, the Internal Revenue Service may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. The opinion will be based on certain facts and assumptions, and certain representations and undertakings, which, if incomplete, incorrect or not satisfied, could alter counsel’s conclusions.

If the Distribution ultimately is determined to be taxable, the Distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, Sears Holdings would recognize a taxable gain to the extent that the fair market value of our Class A Common Stock and Preferred Stock exceeds Sears Holdings’ tax basis in such stock on the date of the Distribution. Sears Holdings would not expect tax on such gain, if any, to be substantial. For additional discussion on the possible tax consequences of the Distribution, see “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” in this Prospectus.

Dispositions or redemptions of our Preferred Stock received in the Distribution may have less favorable tax consequences than dispositions or redemptions of our Class A Common Stock received in the Distribution.

Any Preferred Stock received by a Sears Holdings shareholder in the Distribution will constitute “Section 306 stock” for U.S. federal income tax purposes. As a result, any cash received by a Sears Holdings shareholder in lieu of fractional shares of Preferred Stock generally will be treated as ordinary dividend income.

Furthermore, subsequent dispositions or redemptions of our Preferred Stock generally will also be treated as ordinary dividend income, even if such proceeds would otherwise have resulted in capital gain or do not exceed such shareholder’s basis in our Preferred Stock, unless our Preferred Stock is disposed or redeemed in a transaction that terminates the shareholder’s entire interest in us (including any of our Class A Common Stock and taking into account certain constructive ownership rules).

The rules relating to Section 306 stock are complicated and shareholders are urged to consult their own tax advisors regarding the application of those rules.

We might not be able to engage in desirable strategic transactions and equity issuances following the Distribution because of restrictions relating to U.S. federal income tax requirements for tax-free distributions.

Our ability to engage in significant equity transactions will be limited or restricted after the Distribution in order to preserve for U.S. federal income tax purposes the tax-free nature of the Distribution by Sears Holdings. Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may be taxable to Sears Holdings if 50% or more, by vote or value, of shares of our Class A Common Stock and Preferred Stock or Sears Holdings’ common stock are acquired or issued as part of a plan or series of related transactions that includes the Distribution. For this purpose, any acquisitions or issuances of Sears Holdings’ common stock within two years before the Distribution, and any acquisitions or issuances of our Class A Common Stock and Preferred Stock or Sears Holdings’ common stock within two years after the Distribution, generally are presumed to be part of such a plan, although we or Sears Holdings may be able to rebut that presumption. If an acquisition or issuance of shares of our Class A Common Stock and Preferred Stock or Sears Holdings’ common stock triggers the application of Section 355(e) of the Code, Sears Holdings would recognize a taxable gain to the extent the fair market value of our Class A Common Stock and Preferred Stock exceeds Sears Holdings’ tax basis in our Class A Common Stock and Preferred Stock. If the Distribution was subject to Section 355(e) of the Code, we would not expect tax on such gain, if any, to be substantial.

Under the Distribution Agreement, there will be restrictions on our ability to take actions that could cause the Distribution to fail to qualify for favorable treatment under the Code, unless, for certain transactions, we obtain the consent of Sears Holdings or we obtain a private letter ruling from the Internal Revenue Service or an unqualified opinion of a nationally recognized law firm that such action will not cause the Distribution to fail to qualify for favorable treatment under the Code, and such letter ruling or opinion, as the case may be, is acceptable to Sears Holdings. These restrictions may prevent us from entering into transactions which might be advantageous to us or our shareholders. For a description of the Distribution Agreement, see “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings—Distribution Agreement.”

We may be unable to achieve some or all of the benefits that we expect to achieve from our spin-off from Sears Holdings.

As a publicly traded company independent from Sears Holdings, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the benefits that we expect to achieve as a company independent from Sears Holdings in the time we expect, if at all.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as a company independent from Sears Holdings, and we may experience increased costs after the spin-off.

In the past three years we have operated largely independently of Sears Holdings’ corporate organization, although Sears Holdings has assisted us by providing certain corporate functions. Following the spin-off, Sears Holdings will have no obligation to provide assistance to us other than the interim services to be provided pursuant to the Transition Services Agreement as described in “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings” of this Prospectus. Because our business has previously operated with the assistance of Sears Holdings, we cannot assure you that we will be able to successfully implement the changes necessary to operate entirely independently or that we will not incur additional costs that could adversely affect our business and operating results.

Our historical consolidated financial information is not necessarily representative of the results we would have achieved as a publicly traded company independent from Sears Holdings and may not be a reliable indicator of our future results.

The historical financial information we have included in this Prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a publicly traded company independent from Sears Holdings, during the periods presented, or what our results of operations, financial position and cash flows will be in the future when we are independent from Sears Holdings. This is primarily because:

•

our historical financial information reflects allocations for certain services and expenses historically provided to us by Sears Holdings that may not reflect the costs we will incur for similar services in the future as a company independent from Sears Holdings; and

•

our historical financial information does not reflect changes that we expect to experience in the future as a result of our spin-off from Sears Holdings, including changes in the cost structure, personnel needs, financing and operations of our business.

Following the spin-off, we also will be responsible for the additional costs associated with being a publicly traded company independent from Sears Holdings, including costs related to corporate governance and public reporting. Accordingly, there can be no assurance that our historical financial information presented herein will be indicative of our future results.

For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this Prospectus.

As a publicly traded company independent from Sears Holdings, we may not enjoy the same benefits that we did as a subsidiary of Sears Holdings.

There is a risk that, by separating from Sears Holdings, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the Sears Holdings organizational structure. As part of Sears Holdings, we have been able to enjoy certain benefits from Sears Holdings’ operating diversity, purchasing power, available capital for investments and opportunities to pursue integrated strategies with Sears Holdings’ other businesses. As a publicly traded company independent from Sears Holdings, we will not have similar diversity or integration opportunities and may not have similar purchasing power or access to capital markets.

Risks Relating to Our Class A Common Stock and Preferred Stock and the Securities Market

There currently exists no market for our Class A Common Stock and Preferred Stock. An active trading market may not develop for our Class A Common Stock and Preferred Stock. If our share price fluctuates after the Distribution, you could lose all or a significant part of your investment.

There is currently no public market for our Class A Common Stock and Preferred Stock. It is anticipated that before the distribution date for the spin-off, trading of shares of our Class A Common Stock and Preferred Stock will begin on a “when-issued” basis and such trading will continue up to and including the distribution date. However, there can be no assurance that an active and liquid trading market for our Class A Common Stock and Preferred Stock will develop as a result of the spin-off or be sustained in the future. The lack of an active market may make it more difficult for you to sell our shares and could lead to our share price being depressed or more volatile.

We cannot predict the prices at which our Class A Common Stock and Preferred Stock may trade after the spin-off. The market price of our Class A Common Stock and Preferred Stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•

our business profile and market capitalization may not fit the investment objectives of some Sears Holdings shareholders and, as a result, these Sears Holdings shareholders may sell our shares after the Distribution;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategy;

•	actual or anticipated changes in the U.S. and California economies or the retailing environment;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain third-party financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our Class A Common Stock and Preferred Stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations;

•	changes in laws and regulations affecting our business;

•	actual or anticipated sales or distributions of our capital stock by our officers, directors or certain significant shareholders;

•	terrorist acts or wars; and

•	general economic conditions and other external factors.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of the Class A Common Stock and Preferred Stock, regardless of our operating performance.

Substantial sales of Class A Common Stock and Preferred Stock may occur in connection with the spin-off, which could cause the price of our Class A Common Stock and Preferred Stock to decline.

Although we have no actual knowledge of any plan or intention on the part of any significant shareholder to sell our capital stock following the spin-off, it is likely that some shareholders, possibly including our significant shareholders, will sell shares of our capital stock if, for reasons such as our business profile or market capitalization as a company independent from Sears, we do not fit their investment objectives. In particular, Sears Holdings is a member of the S&P 500 Index, while we will not be and, accordingly, certain Sears Holdings shareholders may elect or be required to sell our shares following the spin-off due to such shareholders’ own investment guidelines or other reasons.

The Class A Common Stock and Preferred Stock held by ESL and our “affiliates,” the Class B Common Stock and the Class C Common Stock may be sold in the public market only if registered or if the holders thereof qualify for an exemption from registration under Rule 144 under the Securities Act which is summarized under “Description of Our Capital Stock—Shares Eligible for Future Sale.” Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of Class A Common Stock and Preferred Stock only pursuant to an effective Registration Statement under the Securities Act, or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder. As described under “Description of Our Capital Stock—Registration Rights Agreements,” pursuant to the new stockholders agreement we will be entering into with ESL and ACOF, we expect to grant registration rights to ESL and ACOF.

Sales of a substantial number of shares of Class A Common Stock or Preferred Stock could adversely affect the market price of the Class A Common Stock and Preferred Stock and could impair our future ability to raise capital through an offering of our equity securities. In addition, our Class C Common Stock, which immediately following the Distribution will constitute approximately 20% of the voting power of our capital stock, automatically converts to an equal number of shares of Class A Common Stock in the event ACOF transfers such shares to any person or entity that is not affiliated with ACOF or if at any time ACOF owns a number of shares of our Class B Common Stock and Class C Common Stock representing in the aggregate a percentage of our outstanding common stock that is less than 5%. As a result, sales of a substantial number of shares of Class C Common Stock by ACOF to an unaffiliated third party could also adversely affect the market price of shares of the Class A Common Stock. Additionally, the Class C Common Stock may be converted into Class A Common Stock on the basis of one share of Class A Common Stock for each share of Class C Common Stock upon the approval of our board of directors and subsequent approval of (i) our shareholders voting as a separate class and (ii) the holders of a majority of the voting power of the Class C Common Stock voting as a separate class.

Your percentage ownership in us will be diluted in the future.

Your percentage ownership in Orchard will be diluted in the future because of additional equity awards that we expect will be granted to our directors, officers and employees in the future. We intend to establish equity incentive plans that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. Further, shares of Class C Common Stock held by ACOF will automatically convert into an equal number of shares of Class A Common Stock in certain circumstances. In addition, we may issue equity in order to raise capital or in connection with future acquisitions and strategic investments, which would dilute your percentage ownership.

Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and of Delaware law may prevent or delay an acquisition of the Company, which could decrease the trading price of our Class A Common Stock and Preferred Stock.

Our proposed Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings and the right of our board to issue preferred stock without shareholder approval.

We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board and by providing our board with more time to assess any acquisition proposal. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our board determines is not in the best interests of our company and our shareholders. Accordingly, in the event that our board determines that a potential business combination transaction is not in the best interests of our Company and our shareholders but certain shareholders believe that such a transaction would be beneficial to the Company and its shareholders, such shareholders may elect to sell their shares in the Company and the trading price of our Class A Common Stock and Preferred Stock could decrease.

The combined post-Distribution value of our Class A Common Stock and Preferred Stock may not equal or exceed the pre-Distribution value of Sears Holdings common stock.

After the Distribution, Sears Holdings common stock will continue to be listed and traded on the NASDAQ Global Select Market. We will apply to list our Class A Common Stock on the NASDAQ Capital Market under the symbol “OSH” and quote our Preferred Stock on the OTC Bulletin Board, or the “Pink Sheets” or another OTC quotation system under the symbol “    ”. We cannot assure you that the combined trading prices of Sears Holdings common stock and our Class A Common Stock and Preferred Stock after the Distribution, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of Sears Holdings common stock prior to the Distribution. Until the market has fully evaluated the business of Sears Holdings without our business, the price at which Sears Holdings common stock trade may fluctuate. Similarly, until the market has fully evaluated our business, the price at which shares of our Class A Common Stock and Preferred Stock trade may fluctuate significantly.

It is expected that our Preferred Stock will be quoted on the OTC Bulletin Board rather than listed on a national securities exchange, there may be limited liquidity in our Preferred Stock and the quote of our Preferred Stock may be volatile, all of which could limit your ability to sell your Preferred Shares.

Although our Class A Stock will be listed on the NASDAQ Capital Market, it is expected that our Preferred Stock will be quoted on the OTC Bulletin Board, or the “Pink Sheets” or another OTC quotation system and will not be listed on any national securities exchange, which may limit the trading volume of our Preferred Stock. There is a greater chance for market volatility for securities that are quoted on OTC quotation system as opposed to a national securities exchange. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of “bid” and “ask” quotations, and generally lower trading volume.

The OTC quotation system is a regulated quotation service that displays real-time quotes, last-sale prices and volume information for shares of stock that are not listed on a national securities exchange. Trades in OTC quotation system securities will be displayed only if the trade is processed by an institution acting as a market maker for those securities. Although there initially will be at least one institution acting as a market maker for our shares, that institution will not be obligated to continue making a market for any specific period of time. Thus, there can be no assurance that any institution will be acting as a market maker for our stock at any time. If there is no market maker for our shares and no trades in those shares are reported, it may be difficult for you to dispose of your Preferred Shares or even to obtain accurate quotations as to the market price of your shares.

Moreover, because the order handling rules adopted by the SEC that apply to shares listed on a national securities exchange do not apply to OTC quotation system shares, no market maker will be required to maintain an orderly market in our shares. Accordingly, an order to sell our shares placed with a market maker may not be processed until a buyer for the shares is readily available, if at all, which may further limit your ability to sell your shares at prevailing market prices.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this Prospectus contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include information concerning our future financial performance, business strategy, plans, goals and objectives.

Statements preceded or followed by, or that otherwise include, the words “believes,” “expects,” “anticipates,” “intends,” “project,” “estimates,” “plans,” “forecast,” “is likely to” and similar expressions or future or conditional verbs such as “will,” “may,” “would,” “should” and “could” are generally forward-looking in nature and not historical facts. Such statements are based upon the current beliefs and expectations of Sears Holdings’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.

The following factors, among others, could cause our actual results, performance or achievements to differ from those set forth in the forward-looking statements:

•	our ability to offer merchandise and services that our customers want, including our proprietary brand products;

•	competitive conditions in the home improvement retail industry;

•

worldwide and, in particular California, economic conditions and business uncertainty, the availability of consumer and commercial credit, changes in consumer confidence, tastes, preferences and spending, and changes in vendor relationships;

•	our ability to successfully manage our inventory levels;

•	adverse changes in economic factors specific to the home improvement industry;

•	sales fluctuations for a variety of reasons, including changes in our merchandising and promotional strategies;

•	extended cold or wet weather in California, particularly during our spring selling season;

•	availability of replacement financing upon the maturing of our existing financing arrangements;

•	increases in interest rates;

•	significant inflation in the U.S. and/or California;

•	our ability to comply with the terms of our existing financing arrangements;

•	catastrophic damage to our stores or distribution center due to natural disaster;

•	our reliance on a single distribution center;

•	our extensive reliance on computer systems to process transactions, summarize results and manage our business;

•	our reliance on third parties to provide us with services in connection with the administration of certain aspects of our business;

•	impairment charges for intangible and long-lived assets;

•	our ability to attract, motivate and retain key executives and other associates;

•	the influence of certain members of our board of directors and their affiliates who have substantial influence over us;

•	the outcome of pending and/or future legal or regulatory proceedings, including product liability claims and environmental claims;

•	our inability to execute our growth strategy;

•	our inability to maintain the security of customer, associate or company information;

•	our inability to maintain our leases or enter into new leases in a timely manner;

•	the impact of complying with increasingly stringent environmental laws and regulations;

•	failure to timely and effectively obtain shipments of products from our vendors;

•	our reliance on sources outside the U.S. for merchandise;

•	our ability to maintain good relationships with our vendors;

•	our ability to acquire commercial insurance at acceptable prices;

•	our inability to protect or preserve our intellectual property or to defend ourselves against assertions of intellectual property by others;

•	the inability of our historical financial statements to be indicative of our future performance;

•	our continuing dependence on Sears Holdings subsequent to the spin-off and our inability to quickly and cost-effectively develop independent systems;

•	the impact of increased costs due to a decrease in our purchasing power following the spin-off and other losses of benefits associated with being a subsidiary of Sears Holdings;

•

our agreements related to the spin-off and our continuing relationship with Sears Holdings were negotiated while we were a majority owned subsidiary of Sears Holdings and we may have received better terms from an unaffiliated third party;

•	the impact of increased costs associated with being a public company;

•	our inability to maintain effective internal controls as a public company;

•	our inability to pay dividends;

•	low trading volume of our capital stock due to limited liquidity or a lack of analyst coverage;

•	the ability of our principal shareholders to exert substantial control over us or prevent a change of control;

•	the impact on our capital stock in the event our principal shareholders alter their strategy with respect to us;

•	the costs to shareholders in the event the spin-off is determined to be taxable for U.S. federal income tax purposes;

•	our inability to engage in desirable strategic transactions and equity issuances due to restrictions related to the tax-free nature of the Distribution;

•	our failure to fully realize expected benefits from the spin-off; and

•	difficulty in operating as a publicly traded company independent from Sears Holdings.

Certain of these and other factors are discussed in more detail in “Risk Factors” in this Prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Prospectus. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this Prospectus are made only as of the date of this Prospectus, and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

THE SPIN-OFF

General

Sears Holdings regularly reviews and evaluates the various businesses that Sears Holdings conducts and the fit that these businesses have within its overall business and growth strategies to help ensure that Sears Holdings’ resources are being put to use in a manner that is in the best interests of Sears Holdings and its shareholders.

Sears Holdings has announced its plan to spin-off Orchard as a publicly traded company independent from Sears Holdings, to be accomplished by means of a pro rata dividend to Sears Holdings’ shareholders.

On                     , 2011, the distribution date, each Sears Holdings shareholder will receive              shares of Class A Common Stock and              shares of Preferred Stock for every              shares of Sears Holdings common stock held as of the close of business on the record date. Immediately following the Distribution, Sears Holdings’ shareholders will own approximately 80% of the general voting power of Orchard. You will not be required to make any payment, surrender or exchange your common stock of Sears Holdings or take any other action to receive your shares of Orchard Class A Common Stock and Preferred Stock.

Following the Distribution, we will be a publicly traded company independent from Sears Holdings, and Sears Holdings will not retain any ownership interest in us. However, we anticipate that immediately following the Distribution, ESL Investments, Inc. and affiliated entities (“ESL”), which currently owns approximately 61% of Sears Holdings common stock, will own approximately 61% of our outstanding Class A Common Stock, representing approximately 61% of Class A Common Stock voting power and approximately 49% of the general voting power of our outstanding capital stock. Following the spin-off, ESL will also own approximately 61% of our outstanding Preferred Stock, which is our outstanding nonvoting capital stock.

The distribution of shares of our Class A Common Stock and Preferred Stock as described in this Prospectus is subject to the satisfaction of certain conditions. For a more detailed description of these conditions, see “—Spin-Off Conditions” below.

Reasons for the Spin-Off

Sears Holdings’ board of directors has determined that pursuing a disposition of Orchard through a spin-off is in the best interests of Sears Holdings and its shareholders, and that separating Orchard from Sears Holdings would provide, among other things, financial, operational and managerial benefits to both Orchard and Sears Holdings, including but not limited to the following expected benefits:

•

Strategic Focus and Flexibility. Sears Holdings’ board of directors believes that following the spin-off, Orchard and Sears Holdings will each have more focused businesses and be better able to dedicate resources to pursue appropriate growth opportunities and execute strategic plans best suited to their respective businesses without regard for the other and in a more efficient manner.

•

Focused Management. The spin-off will allow management of each company to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of the respective companies, and to design more tailored compensation structures that better reflect these strategies, policies, and business characteristics. In particular, in the case of Orchard, separate equity-based compensation arrangements should more closely align the interests of management with the interests of shareholders and more directly incentivize the employees of Orchard, which will allow Orchard to more efficiently recruit and retain such employees.

•

Investor Choice. Sears Holdings’ board of directors believes that the spin-off is expected to increase investor understanding of Orchard and its market position within its industry, while also allowing for a more natural and interested investor base. Separating Orchard from Sears Holdings also allows investors to make independent decisions with respect to each of Sears Holdings and Orchard based on, among other factors, their different business models, strategies and industries. The spin-off will enable Sears Holdings to distribute its holdings of Orchard to its shareholders while allowing it to focus on its remaining segments going forward.

In determining whether to effect the spin-off, the board of directors of Sears Holdings also considered the costs and risks associated with the transaction, including those associated with preparing Orchard to become a publicly traded company independent from Sears Holdings, the risk of volatility in our and Sears Holdings’ stock price that may occur immediately following the spin-off, including the potential impact on the price of our Class A Common Stock and Preferred Stock due to sales by our shareholders whose investment objectives may not be met by our Class A Common Stock and Preferred Stock and the time that it may take for us to attract our optimal shareholder base. Notwithstanding these costs and risks, however, Sears Holdings’ board of directors determined that a spin-off, in the form contemplated by the Distribution, and the combined but separate ownership of Sears Holdings common stock and Orchard Class A Common Stock and Preferred Stock is the best alternative to enhance long-term shareholder value relative to other strategic alternatives involving Orchard.

Manner of Effecting the Spin-Off

For every              shares of Sears Holdings common stock that you own as of the close of business on                     , 2011, the record date, you will receive              shares of our Class A Common Stock and              shares of our Preferred Stock on the distribution date. Fractional shares of Class A Common Stock or Preferred Stock will not be distributed to Sears Holdings’ shareholders. Instead, a distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds of the sales pro rata, based on the fractional share such holder would otherwise be entitled to receive, to each holder who otherwise would have been entitled to receive a fractional share in the Distribution. Accordingly, if you hold fewer than              shares of Sears Holdings common stock as of the record date, you will not receive any shares of our Class A Common Stock or Preferred Stock; however, you will receive a cash distribution from our distribution agent representing the proceeds from the sale of the fractional share to which you are otherwise entitled, net of brokerage fees and other costs. The distribution agent, in its sole discretion, without any influence by Sears Holdings or us, will determine when, how, through which broker-dealer and at what price to sell the whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Sears Holdings or us.

The aggregate net cash proceeds of these sales generally will be taxable for U.S. federal income tax purposes. See “—Material U.S. Federal Income Tax Consequences of the Spin-Off” for an explanation of the tax consequences of the Distribution. If you physically hold certificates for Sears Holdings common stock and are the registered holder, you will receive a check from the distribution agent in an amount equal to your pro rata share of the aggregate net cash proceeds of the sales. We estimate that it will take approximately ten business days from the distribution date for the distribution agent to complete the distributions of the aggregate net cash proceeds. If you hold your Sears Holdings common stock through a bank or brokerage firm, your bank or brokerage firm will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales and will electronically credit your account for your share of such proceeds. Shareholders should consult their bank or broker for further detail.

Sears Holdings will distribute shares of our Class A Common Stock and Preferred Stock on                     , 2011, the distribution date. Wells Fargo Bank, N.A. will serve as transfer agent and registrar for our Class A Common Stock and Preferred Stock.

If you own Sears Holdings common stock as of the close of business on the record date, the Class A Common Stock and Preferred Stock that you are otherwise entitled to receive in the Distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this Distribution. If you sell Sears Holdings common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of our Class A Common Stock and Preferred Stock in the Distribution.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your common stock of Sears Holdings and you are the registered holder of the Sears Holdings shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of our Class A Common Stock and Preferred Stock that have been registered in book-entry form in your name.

Most Sears Holdings shareholders hold their common stock of Sears Holdings through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your Sears Holdings common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Class A Common Stock and Preferred Stock that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm.

Results of the Spin-Off

After our separation from Sears Holdings, we will be a publicly traded company independent from Sears Holdings. Immediately following the Distribution, we expect to have approximately              shareholders of record, based on the number of registered holders of Sears Holdings common stock on                     , 2011 and the number of registered holders of Class B Common Stock and Class C Common Stock that we expect to have immediately following the Distribution. Our outstanding capital stock immediately following the Distribution will consist of approximately              shares of Class A Common Stock, approximately              shares of Class B Common Stock, approximately              shares of Class C Common Stock and approximately              shares of Preferred Stock (excluding, in each case, the shares to be received by Sears Holdings in respect of Sears Holdings treasury shares that will contributed to us for cancellation immediately following the Distribution). The actual number of shares to be distributed will be determined on the record date and will reflect any issuance of new shares pursuant to Sears Holdings’ equity plans, and any shares repurchased by Sears Holdings under its common share repurchase program, in each case on or prior to the record date. The Distribution will not affect the number of outstanding shares of Sears Holdings common stock or any rights of Sears Holdings’ shareholders.

Before the Distribution, we will enter into the Distribution Agreement and other agreements with Sears Holdings to effect the Distribution and provide a framework for our relationship with Sears Holdings after the Distribution. These agreements will govern the relationship between Sears Holdings and us subsequent to the completion of the spin-off and provide for the principal steps to be taken in connection with the spin-off and other matters. For a detailed description of these agreements, see “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings” in this Prospectus.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of the material U.S. federal income tax consequences to Sears Holdings and to the holders of Sears Holdings common stock in connection with the spin-off. This summary is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this Prospectus and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Sears Holdings common stock that are U.S. Holders, as defined immediately below. A “U.S. Holder” is a beneficial owner of Sears Holdings common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	persons who acquired Sears Holdings common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Sears Holdings equity;

•	holders owning Sears Holdings common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; or

•	person that owns Sears Holdings common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to Sears Holdings shareholders who do not hold Sears Holdings common stock as a capital asset. Moreover, this summary does not address any state, local or non-U.S. tax consequences or any estate, gift or other non-income tax consequences.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Sears Holdings common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION. THIS SUMMARY IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR.

Sears Holdings has received an IRS Ruling substantially to the effect that, for U.S. federal income tax purposes, the Distribution will qualify as tax-free under Section 355 of the Code, except for any cash received in lieu of a fractional share of our Class A Common Stock and Preferred Stock. The IRS Ruling also provides that certain internal transactions undertaken in anticipation of the Distribution will qualify for nonrecognition treatment under the Code. The IRS Ruling is binding upon the Internal Revenue Service, but its continued validity is subject to factual representations that we and Sears Holdings made to the Internal Revenue Service concerning certain conditions that are necessary to obtain tax-free treatment under the Code have been satisfied.

In addition to the IRS Ruling, Sears Holdings expects to receive an opinion from the law firm of Simpson Thacher & Bartlett LLP as to the satisfaction of certain requirements necessary for the spin-off to receive tax-free treatment under Section 355 of the Code upon which the Internal Revenue Service will not rule. The opinion will be based on, among other things, current tax law and assumptions and representations made by us and Sears Holdings, which if incorrect in certain material respects, would jeopardize the conclusions reached by Simpson Thacher & Bartlett LLP in its opinion. The opinion of counsel will not be binding on the Internal Revenue Service or the courts. For these reasons and the reasons discussed above in connection with the IRS Ruling, notwithstanding receipt by Sears Holdings of the IRS Ruling and the opinion of counsel, the Internal Revenue Service could assert successfully that the Distribution was taxable.

Subject to the limitations and qualifications described herein, and on the basis of the receipt of the IRS Ruling, the following is the opinion of Simpson Thacher & Bartlett LLP as to the material U.S. federal income tax consequences of the spin-off to U.S. Holders of Sears Holdings common stock:

•	subject to the discussion below regarding Section 355(e), no gain or loss will be recognized by Sears Holdings as a result of the Distribution;

•

no gain or loss will be recognized by, or be includible in the income of, a holder of Sears Holdings common stock, solely as a result of the receipt of our Class A Common Stock and Preferred Stock in the Distribution, except with respect to any cash received in lieu of fractional shares;

•

the aggregate tax basis of the Sears Holdings common stock and shares of our Class A Common Stock and Preferred Stock in the hands of Sears Holdings’ shareholders immediately after the spin-off will be the same as the aggregate tax basis of the Sears Holdings common stock held by the holder immediately before the spin-off, allocated between the common stock of Sears Holdings and shares of our Class A Common Stock and Preferred Stock, including any fractional share interest for which cash is received, in proportion to their relative fair market values on the date of the spin-off;

•

the holding period of shares of our Class A Common Stock and Preferred Stock received by Sears Holdings’ shareholders will include the holding period of their Sears Holdings common stock, provided that such Sears Holdings common stock is held as a capital asset on the date of the spin-off; and

•

a Sears Holdings shareholder who receives cash in lieu of a fractional share of our Class A Common Stock in the Distribution will be treated as having sold such fractional share for the amount of cash received and generally will recognize capital gain or loss in an amount equal to the difference between the amount of such cash received and such shareholder’s adjusted tax basis in the fractional share. That gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Sears Holdings common stock exceeds one year.

Sears Holdings’ shareholders that have acquired different blocks of Sears Holdings common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, shares of our Class A Common Stock and Preferred Stock distributed with respect to such blocks of Sears Holdings common stock.

Any Preferred Stock received by a Sears Holdings shareholder in the Distribution will constitute “Section 306 stock” for U.S. federal income tax purposes. As a result, any cash received in lieu of fractional shares of Preferred Stock by a Sears Holdings shareholder generally will be treated as ordinary dividend income. Furthermore, proceeds of a disposition of such Preferred Stock may be treated as ordinary dividend income even if such proceeds would otherwise have resulted in capital gain or do not exceed such shareholder’s basis in our Preferred Stock. Similarly, proceeds on redemption by us of such Preferred Stock generally would also be treated as ordinary dividend income even if the proceeds would not otherwise have been so treated. Any such deemed ordinary dividend income will not be eligible for the dividends received deduction that might otherwise be applicable to corporate U.S. Holders. If a Sears Holdings shareholder disposes of our Preferred Stock in a transaction that terminates such shareholder’s entire interest in us (including any of our Class A Common Stock and taking into account certain constructive ownership rules), the special rules applicable to Section 306 stock will not apply. Subject to applicable limitations, non-corporate U.S. Holders generally will be eligible for reduced rates of taxation as “qualified dividend income” under the Code on any such disposition or redemption, including the amount of any cash received in lieu of fractional shares (in the event such amounts are treated as ordinary dividend income), in taxable years beginning before January 1, 2013. The rules relating to Section 306 stock are complicated and shareholders are urged to consult their own tax advisors regarding the application of those rules.

U.S. Treasury Regulations require certain shareholders that receive stock in a spin-off to attach to their respective U.S. federal income tax returns, for the year in which the spin-off occurs, a detailed statement setting forth certain information relating to the spin-off. Within a reasonable period of time after the distribution, Sears Holdings expects to make available to its shareholders information pertaining to compliance with this requirement.

If the Distribution were not to qualify as a tax-free spin-off for U.S. federal income tax purposes, each Sears Holdings shareholder that receives shares of our Class A Common Stock and Preferred Stock (which, in such event, would not be treated as “Section 306 stock” as described above) in the Distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of such shares, which generally would be treated in the following manner:

•	first as a taxable dividend to the extent of such shareholder’s pro rata share of Sears Holdings’ current and accumulated earnings and profits;

•	then as a non-taxable return of capital to the extent of such shareholder’s tax basis in its Sears Holdings common stock; and

•	thereafter as capital gain with respect to any remaining value.

Additionally, each shareholder’s basis in the Class A Common Stock and Preferred Stock would be equal to its fair market value on the date of the Distribution. Furthermore, Sears Holdings would recognize a taxable gain to the extent the fair market value of our Class A Common Stock and Preferred Stock exceeds Sears Holdings’ tax basis in our Class A Common Stock and Preferred Stock prior to the spin-off.

Even if the Distribution otherwise qualifies for tax-free treatment under Section 355 of the Code, it may be taxable to Sears Holdings (but not Sears Holdings’ shareholders) under Section 355(e) if 50% or more, by vote or value, of shares of our Class A Common Stock and Preferred Stock or Sears Holdings’ common stock are acquired or issued as part of a plan or series of related transactions that includes the Distribution. For this purpose, any acquisitions or issuances of Sears Holdings’ common stock within two years before the Distribution, and any acquisitions or issuances of our Class A Common Stock and Preferred Stock or Sears Holdings’ common stock within two years after the Distribution, generally are presumed to be part of such a plan, although we or Sears Holdings may be able to rebut that presumption. Even if these rules were to apply to cause the spin-off to be taxable to Sears Holdings, it would remain tax-free to the Sears Holdings shareholders.

In connection with the Distribution, we and Sears Holdings will enter into the Distribution Agreement, whereby we will agree to be subject to certain restrictions to preserve the tax-free nature of the spin-off. For a description of the Distribution Agreement, see “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings—Distribution Agreement.”

Sears Holdings’ shareholders should consult their own tax advisors as to the specific tax consequences of the spin-off to them, including the application and effect of state, local or non-U.S. tax laws and of changes in applicable tax laws.

Listing and Trading of Class A Common Stock and Preferred Stock

As of the date of this Prospectus, we are a majority-owned subsidiary of Sears Holdings. Accordingly, there is currently no public market for our capital stock, although a “when-issued” market in our Class A Common Stock and Preferred Stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of Class A Common Stock on the NASDAQ Capital Market under the symbol “OSH” and quote our shares of Preferred Stock on the OTC Bulletin Board, or the “Pink Sheets” or another OTC quotation system under the trading symbol “    ”.

Following the spin-off, Sears Holdings common stock will continue to trade on the NASDAQ Global Select Market under the symbol “SHLD”.

Neither we nor Sears Holdings can assure you as to the trading price of Sears Holdings common stock or our Class A Common Stock and Preferred Stock after the spin-off, or as to whether the combined trading prices of our Class A Common Stock and Preferred Stock and Sears Holdings common stock after the spin-off will be less than, equal to or greater than the trading prices of Sears Holdings common stock prior to the spin-off. The trading price of our Class A Common Stock and Preferred Stock may fluctuate significantly following the spin-off. See “Risk Factors—Risks Related to Our Class A Common Stock and Preferred Stock and the Securities Market” in this Prospectus for more detail.

The shares of Class A Common Stock and Preferred Stock distributed to Sears Holdings shareholders will be freely transferable, except for shares received by entities and individuals who are our affiliates. Entities and individuals who may be considered our affiliates after the spin-off include entities and individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These entities and individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of Class A Common Stock and Preferred Stock only pursuant to an effective Registration Statement under the Securities Act of 1933, as amended (which we refer to in this Prospectus as the Securities Act), or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

It is anticipated that, as early as two trading days prior to the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our Class A Common Stock and Preferred Stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for our Class A Common Stock and Preferred Stock that will be distributed to Sears Holdings shareholders on the distribution date. If you own Sears Holdings common stock at the close of business on the record date, you will be entitled to shares of Class A Common Stock and Preferred Stock distributed pursuant to the spin-off or a cash payment for your fractional shares as described above in “—Manner of Effecting the Spin-Off” or both. You may trade this entitlement to shares of Class A Common Stock and Preferred Stock, without the Sears Holdings common stock you own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our Class A Common Stock and Preferred Stock will end and regular-way trading will begin.

Following the distribution date, we expect our Class A Common Stock to be listed on the NASDAQ Capital Market under the trading symbol “OSH” and our Preferred Stock to be quoted on the OTC Bulletin Board, or the “Pink Sheets” or another OTC quotation system under the trading symbol “    ”. We will announce our when-issued trading symbols when and if they become available.

It is also anticipated that, as early as two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Sears Holdings common stock: a “regular-way” market and an “ex-distribution” market. Sears Holdings common stock that trades on the regular way market will trade with an entitlement to shares of Class A Common Stock and Preferred Stock distributed pursuant to the

Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of Class A Common Stock and Preferred Stock distributed pursuant to the Distribution. Therefore, if you sell Sears Holdings common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of Class A Common Stock and Preferred Stock in the Distribution. However, if you own Sears Holdings common stock at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of Class A Common Stock and Preferred Stock that you would otherwise be entitled to receive pursuant to the Distribution.

Spin-Off Conditions

The spin-off is subject to the satisfaction or waiver by Sears Holdings of the following conditions:

•

the Sears Holdings board of directors shall have authorized and approved the Distribution and related transactions and not withdrawn such authorization and approval, and shall have declared the dividend of Class A Common Stock and Preferred Stock to Sears Holdings shareholders;

•	each ancillary agreement contemplated by the distribution agreement between Orchard and Sears Holdings (the “Distribution Agreement”) shall have been executed by each party thereto;

•

the Securities and Exchange Commission (the “SEC”) shall have declared effective our Registration Statement on Form S-1, of which this Prospectus is a part, under the Securities Act of 1933, as amended (which we refer to in this Prospectus as the Securities Act), and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

•

our Class A Common Stock shall have been accepted for listing on the NASDAQ Capital Market or another national securities exchange or quotation system approved by Sears Holdings and our Preferred Stock shall have been accepted for quotation on the OTC Bulletin Board, or the “Pink Sheets” or another OTC quotation system, subject to official notice of issuance in each case;

•

Sears Holdings shall have received the written opinion of Simpson Thacher & Bartlett LLP as to the satisfaction of certain requirements necessary for the spin-off to receive tax-free treatment under Section 355 of the Code upon which the IRS will not rule;

•	the Internal Transactions (as described in “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings—Distribution Agreement” in this Prospectus) shall have been completed;

•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Sears Holdings shall have occurred or failed to occur that prevents the consummation of the Distribution;

•

no other events or developments shall have occurred prior to the Distribution that, in the judgment of the board of directors of Sears Holdings, would result in the Distribution having a material adverse effect on Sears Holdings or the shareholders of Sears Holdings;

•

Sears Holdings shall have received a certificate signed by our Chief Financial Officer, dated as of the distribution date, certifying that prior to the Distribution we have made capital and other expenditures, and have operated our cash management, accounts payable and receivables collection systems, in the ordinary course consistent with prior practice;

•	prior to the distribution date, this Prospectus shall have been mailed to the holders of Sears Holdings common stock as of the record date;

•

our current directors shall have duly elected the individuals listed as members of our post-Distribution board of directors in this Prospectus, and such individuals shall be the members of our board of directors immediately after the Distribution;

•

prior to the Distribution, Sears Holdings shall deliver or cause to be delivered to Orchard resignations, effective as of immediately after the Distribution, of each individual who will be an officer or director of Sears Holdings after the Distribution and who is an officer or director of Orchard immediately prior to the Distribution;

•

immediately prior to the distribution date, our amended and restated certificate of incorporation (“Amended and Restated Certificate of Incorporation”) and Amended and Restated By-laws (“Amended and Restated By-laws”), each in substantially the form filed as an exhibit to the Registration Statement on Form S-1 of which this Prospectus is a part, shall be in effect; and

•	the IRS Ruling received by Sears Holdings shall not have been revoked or modified in any material respect.

The fulfillment of the foregoing conditions will not create any obligation on the part of Sears Holdings to effect the spin-off. We are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations and the declaration of effectiveness of the Registration Statement by the SEC, in connection with the Distribution. Sears Holdings has the right not to complete the spin-off if, at any time, the board of directors of Sears Holdings determines, in its sole discretion, that the spin-off is not in the best interests of Sears Holdings or its shareholders, or that market conditions are such that it is not advisable to effect the Distribution. In addition, Sears Holdings may at any time and from time to time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution.

Treatment of 401(k) Plan Shares for Current and Former Employees

Orchard Employees Invested in the Sears Holdings Stock Fund of the Orchard Supply Hardware Retirement Savings Plan.

Orchard employees are currently eligible to participant under the Sears Holdings 401(k) Savings Plan. Orchard is currently in the process of establishing the Orchard Supply Hardware Retirement Savings Plan (“Orchard Savings Plan”), which is expected to be effective on or about July 17, 2011. The account balances of our current employees will be transferred by a trust to trust transfer from the Sears Holdings 401(k) Savings Plan to the Orchard Savings Plan, as soon as administratively feasible upon or after the estimated July 25, 2011 establishment date of the Orchard Savings Plan, including any shares of Sears Holdings common stock held in the Sears Holdings Stock Fund under the Sears Holdings 401(k) Plan as of the transfer date. On the distribution date,              shares of our Class A Common Stock and              shares of our Preferred Stock will be credited to such employees’ account and held in a new Orchard Stock Fund under the Orchard Savings Plan for every              shares of Sears Holdings common stock held in each such employee’s Orchard Savings Plan account. Following the trust to trust transfer of their account balances from the Sears Holdings 401(k) Savings Plan to the Orchard Savings Plan, participants of the Orchard Savings Plan will no longer be permitted to make new purchases of Sears Holdings common stock through their plan accounts. As to those shares of Sears Holdings common stock held by the Orchard Savings Plan after the trust to trust transfer or at the time of the Distribution, participants may direct that the shares be exchanged for a different investment alternative in accordance with plan term or may decide to remain invested until such time as the applicable plan fiduciary decides that the Orchard Savings Plan will no longer permit any investment in Sears Holdings common stock. At that time, the plan shall dispose of all remaining Sears Holdings shares held in participant accounts and invest the proceeds in another investment alternative to be determined by the plan fiduciary. (This will not prohibit diversified, collectively managed investment alternatives available under the Orchard Savings Plan from holding Sears Holdings common stock or prohibit Orchard Savings Plan participants using self-directed accounts, if available, from investing these accounts in Sears Holdings common stock).

Sears Holdings Employees Invested in the Sears Holdings Stock Fund of another Company-Sponsored Savings Plan within the Sears Holdings Controlled Group of Corporations.

Current and former Sears Holdings employees who hold Sears Holdings common stock under the Sears Holdings Stock Fund in an account under the Sears Holdings 401(k) Savings Plan, the Sears Puerto Rico Savings Plan, the Kmart Retirement Savings Plan for Puerto Rico Employee and the Lands’ End, Inc. Retirement Plan (referred to hereinafter as “Savings Plan(s)”) (excludes the Orchard Savings Plan to the extent that such plan is established and receives a trust to trust transfer from the Sears Holdings 401(k) Savings Plan as of the Distribution) as of the record date will receive shares of Orchard Class A Common Stock and Preferred Stock in the Distribution. Orchard shares received in the Distribution will be included in a new, temporary Orchard Stock Fund under the Savings Plans, but participants will not be permitted to purchase additional shares of Orchard stock through this fund. A participant may direct that the Orchard Class A Common Stock and Preferred Stock held in the participant’s be exchanged for a different investment alternative in accordance with plan rules or may decide to remain invested in the Orchard shares until such time as the applicable Savings Plan fiduciary decides that the plan will no longer permit investment in Orchard shares. At that time, the plan shall dispose of all remaining Orchard shares held in participant accounts and invest the proceeds in another investment alternative to be determined by the plan fiduciary. (This will not prohibit diversified, collectively managed investment alternatives available under the Savings Plans from holding Orchard Class A Common Stock and Preferred Stock or prohibit employees using self-directed accounts in the Savings Plans from investing these accounts in Orchard Class A Common Stock and Preferred Stock).

Reason for Furnishing this Prospectus

This Prospectus is being furnished solely to provide information to Sears Holdings shareholders who will receive shares of Class A Common Stock and Preferred Stock in the Distribution. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of Sears Holdings, nor is it to be construed as a solicitation of proxies in respect of the proposed distribution or any other matter. We believe that the information contained in this Prospectus is accurate as of the date set forth on the cover. Changes to the information contained in this Prospectus may occur after that date, and neither we nor Sears Holdings undertakes any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

DIVIDEND POLICY

We do not expect to pay dividends on our Class A Common Stock, Preferred Stock or any other shares of our capital stock for the foreseeable future. The terms of the Preferred Stock will provide that dividends and other distributions may not be paid on any shares of our capital stock until all outstanding shares of the Preferred Stock have been redeemed or repurchased unless such dividend or distribution (i) has been unanimously approved by our board of directors, (ii) relates to a “poison pill” stockholder rights plan or (iii) is a distribution of cash in lieu of fractional shares made in connection with this Distribution. In addition, the terms of the Preferred Stock do not entitle the holders thereof to any dividends.

CAPITALIZATION

The following table presents our capitalization as of April 30, 2011 on (i) an actual unaudited historical basis and (ii) on an unaudited pro forma basis as adjusted to give effect to the Distribution and the transactions related to the Distribution, including:

•	causing our Amended and Restated Certificate of Incorporation that authorizes our Class C Common Stock to become effective;

•	the exchange by ACOF I LLC of its shares of Class A Common Stock for shares of Class C Common Stock;

•	a –for– forward stock split of our Class A Common Stock, Class B Common Stock and Class C Common Stock that we intend to effect prior to the Distribution;

•	causing our Preferred Stock to be issued to Sears Roebuck;

•	the distribution by Sears Roebuck to Sears Holdings of all of the Class A Common Stock and Preferred Stock held by Sears Roebuck; and

•	the effectuation of the Distribution.

	As of April 30, 2011
	(unaudited) (in thousands, except share numbers)
	Actual	Pro Forma
Debt Outstanding:
Current maturities of long-term debt, including payable to Sears	$12,020		$12,020
Long-term debt	329,605		329,605

Total debt	$341,625		$341,625

Stockholders’ Equity:
Class A Common Stock, par value $0.01 per share authorized 1,049,000 shares; issued and outstanding 1,000,000 shares; issued and outstanding shares pro forma	10		[—	]
Class B Common Stock, par value $0.01 per share authorized 1,049,000 shares; issued and outstanding approximately 1440 shares; issued and outstanding shares pro forma	—		[—	]
Class C Common Stock, par value $0.01 per share authorized shares; issued and outstanding shares; issued and outstanding shares pro forma	—		[—	]
Preferred Stock, par value $0.01 per share authorized shares; issued and outstanding shares; issued and outstanding shares pro forma	—		[—	]

Total Capitalization (debt plus stockholders’ equity)	$341,635	$	[—	]

This table should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and accompanying notes and the “Unaudited Pro Forma Consolidated Financial Statements” and accompanying notes included elsewhere in this Prospectus.

The number of shares of capital stock shown as issued and outstanding in the above table excludes:

•

options to purchase 47,850 shares of Class B Common Stock with a weighted average exercise price of $199.97 per share outstanding as of April 30, 2011, exercisable into an equal number of shares of Class B Common Stock, on a pro forma basis reflecting a             -to-             stock split that we intend to effect prior to the Distribution;

•	shares of Class A Common Stock reserved for future issuance under our 2011 Equity Incentive Plan, which will become effective in connection with the Distribution; and

•	63,497 shares of Class B Common Stock reserved for future issuance under our 2010 Stock Incentive Plan.

We have not yet finalized our post-Distribution capitalization. We intend to update this Prospectus to reflect our post-Distribution capitalization.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table includes the historical selected consolidated financial and other financial data of Orchard. The consolidated statements of operations data set forth below for the fiscal years ended January 31, 2009, January 30, 2010, and January 29, 2011 and the consolidated balance sheet data as of January 30, 2010 and January 29, 2011 are derived from our audited consolidated financial statements included elsewhere in this Prospectus. The consolidated statements of operations data for the fiscal years ended February 3, 2007 and February 2, 2008 and the consolidated balance sheet data as of February 3, 2007, February 2, 2008, and January 31, 2009 are derived from consolidated financial statements that are not included in this Prospectus. The consolidated statements of operations data set forth below for the 13 weeks ended May 1, 2010 and April 30, 2011 and the consolidated balance sheet data as of May 1, 2010 and April 30, 2011 are derived from our unaudited condensed consolidated financial statements included elsewhere in this Prospectus.

The selected historical consolidated financial and other financial data presented below should be read in conjunction with our consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Prospectus. Our consolidated financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a publicly traded company independent from Sears Holdings during the periods presented, including changes that will occur in our operations and capitalization as a result of the Distribution and spin-off from Sears Holdings.

	Fiscal Year					13 Weeks Ended
	2006	2007	2008	2009	2010	May 1, 2010	April 30, 2011
	(in thousands, except per share)
Consolidated Statements of Operations Data(1):
Net sales	$888,558	$834,741	$761,489	$682,393	$660,701	$169,651	$163,768
Net income (loss)(2)	25,944	14,389	(243,367)	19,305	8,717	4,434	(990)
Basic and diluted income (loss) per share	25.89	(2.14)	(242.88)	19.27	8.70	4.43	(0.99)
Basic and diluted weighted average common shares outstanding	1,002	1,002	1,002	1,002	1,002	1,002	1,002

Consolidated Balance Sheet Data:
Total assets	$947,467	$914,348	$636,166	$621,546	$629,992	$633,159	$631,376
Long-term debt and capital lease obligations(3)	416,179	382,167	357,903	238,261	318,928	238,650	329,605
Other long-term liabilities	6,402	10,830	14,881	15,797	16,338	14,642	16,519

Other Financial Data:
Adjusted EBITDA(4)	$112,128	$93,593	$84,831	$80,746	$69,392	$19,815	$11,166

(1)	Our fiscal year end is the Saturday closest to January 31 each year. Accordingly, our fiscal 2006 results contain a 53-week period, whereas fiscal years 2010, 2009, 2008, and 2007 contained 52 fiscal week periods. Our fiscal first quarter end is the Saturday closest to April 30 each year.
(2)	We recorded a goodwill impairment charge of $262.8 million in fiscal 2008.
(3)	Excludes current portion. At the end of fiscal 2009 and May 1, 2010, $120.0 million of debt under the commercial mortgage-backed securities loan was classified as short-term, matured in December 2010.
(4)	Adjusted EBITDA is calculated as described below.

In addition to our net income (loss) determined in accordance with GAAP, for purposes of evaluating operating performance, we use an Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”). In addition, it is adjusted to exclude certain significant items as set forth below. Our management uses Adjusted EBITDA to evaluate the operating performance of our business, as well as executive compensation metrics, for comparable periods. Adjusted EBITDA should not be used by investors or other third parties as the sole basis for formulating investment decisions as it excludes a number of important cash and non-cash recurring items. The adjusted EBITDA should not be considered as a substitute for GAAP measurements.

We believe Adjusted EBITDA is used by and is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

•

EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•

investors commonly use Adjusted EBITDA and Adjusted Net Income to eliminate the effect of restructuring and stock-based compensation expenses, which vary widely from company to company and prevent comparability.

While Adjusted EBITDA is a non-GAAP measurement, management believes that it is an important indicator of operating performance because:

•	EBITDA excludes the effects of financings and investing activities by eliminating the effects of interest and depreciation costs;

•	management considers gain/(loss) on the sale of assets and impairments to result from investing decisions rather than ongoing operations; and

•

other significant items, while periodically affecting our results, may vary significantly from period to period and have a disproportionate effect in a given period, which affects comparability of results.

Adjusted EBITDA was determined as follows:

(in thousands)	Fiscal Year					13 Weeks Ended
	2006	2007	2008	2009	2010	May 1, 2010	April 30, 2011
Net income (loss)	$25,944	$14,389	$(243,367)	$19,305	$8,717	$4,434	$(990)
Interest expense, net	37,684	30,135	22,875	16,770	17,392	4,222	5,553
Income tax expense (benefit)	16,758	12,491	10,304	12,749	5,573	2,889	(598)
Depreciation and amortization	31,127	35,324	31,410	29,870	31,187	8,069	7,163
Goodwill impairment			262,763
(Gain) loss on disposal, sale, and impairment of assets		(484)		275	633	134	85
Stock-based compensation	615	325	125	495	329	67	146
Other significant items		1,413	721	1,282	5,561		(193)

Adjusted EBITDA	$112,128	$93,593	$84,831	$80,746	$69,392	$19,815	$11,166

The adjusted EBITDA is not the same as the EBITDA as defined in our Senior Secured Term Loan.

Other significant items include certain reserves and charges not in the normal course of our operations periodically affecting the comparability of our results. In fiscal 2007, the Company settled two class action wage and hour lawsuits that alleged certain violations of the California Labor Code. We accrued $5.0 million in fiscal 2007 for these two lawsuits and subsequently received $3.6 million from Sears Holdings pursuant to the Sears indemnification. In fiscal 2010, we recorded a $5.6 million legal settlement reserve pursuant to the Save Mart case. In the first quarter of fiscal 2011, we reversed $0.5 million of the Save Mart accrual as we no longer expected to pay that amount. We have recorded a $0.7 million and $1.3 million in severance charges in fiscal 2008 and 2009, respectively, in connection with our cost cutting initiatives. We have also recorded a $0.3 million severance charge in the first quarter of fiscal 2011 due to changes in our management structure.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following unaudited pro forma financial statements are derived from the historical consolidated financial statements of Orchard, which are included elsewhere in this Prospectus. The pro forma adjustments give effect to the spin-off and the related transactions, as described in the notes to the unaudited pro forma financial statements. The unaudited pro forma financial data for fiscal 2010 and the first quarter of fiscal 2011 give effect to the spin-off as if it has occurred on January 31, 2010, the first day of fiscal 2010. The unaudited pro forma statements include adjustments to reflect the following transactions:

•	the new terms under the Appliances Agreement with a subsidiary of Sears Holdings, and

•	the new terms under the Brands Agreement and License Agreements with a subsidiary of Sears Holdings.

The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma consolidated financial information. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.

The following unaudited pro forma financial statements should be read in conjunction with the historical consolidated financial statements for Orchard and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Prospectus.

The unaudited pro forma information has been presented for informational purposes only. The pro forma information is not necessarily indicative of our results of operations or financial condition had the spin-off and the related transactions been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition which would have resulted had we been operating as a publicly traded company independent from Sears Holdings during such periods. In addition, they are not necessarily indicative of our future results of operations or financial condition.

Orchard Supply Hardware Stores Corporation

Unaudited Pro Forma Consolidated Statement of Operations

Fiscal Year Ended January 29, 2011

(in millions, except per share data)

		Pro Forma Adjustments
	Historical	Appliances Agreement	Brands and License Agreements	Pro Forma
NET SALES	$660.7	$(12.2)		$648.5
COST OF SALES AND EXPENSES:
Cost of sales (excluding depreciation and amortization)	431.8	(10.7)	$1.3	422.4
Selling and administrative	166.0			166.0
Depreciation and amortization	31.2			31.2

Total cost of sales and expenses	629.0			619.6

OPERATING INCOME	31.7			28.9
INTEREST EXPENSE, NET	17.4			17.4

INCOME BEFORE INCOME TAXES	14.3			11.5
INCOME TAX EXPENSE (BENEFIT)	5.6	(0.6)	(0.4)	4.6

NET INCOME	$8.7			$6.9

INCOME PER COMMON SHARE:
Basic and diluted income per common share	$8.70			$6.90
Basic and diluted weighted average common shares outstanding	1.0			1.0

Orchard Supply Hardware Stores Corporation

Unaudited Pro Forma Consolidated Statement of Operations

For The 13 Weeks Ended April 30, 2011

(in millions, except per share data)

		Pro Forma Adjustments
	Historical	Appliances Agreement	Brands and License Agreements	Pro Forma
NET SALES	$163.8	$(4.0)		$159.8
COST OF SALES AND EXPENSES:
Cost of sales (excluding depreciation and amortization)	108.6	(3.6)	$0.8	105.8
Selling and administrative	44.0			44.0
Depreciation and amortization	7.2			7.2

Total cost of sales and expenses	159.8			157.0

OPERATING INCOME	4.0			2.8
INTEREST EXPENSE, NET	5.6			5.6

LOSS BEFORE INCOME TAXES	(1.6)			(2.8)
INCOME TAX BENEFIT	(0.6)	(0.2)	(0.3)	(1.1)

NET LOSS	$(1.0)			$(1.7)

LOSS PER COMMON SHARE:
Basic and diluted loss per common share	$(0.99)			$(1.70)
Basic and diluted weighted average common shares outstanding	1.0			1.0

Orchard Supply Hardware Stores Corporation

Notes to Unaudited Pro Forma Consolidated Financial Statements

1.	THE APPLIANCES AGREEMENT

The Company intends to enter into an appliances agreement (the “Appliances Agreement”) with a subsidiary of Sears Holdings pursuant to which Sears Holdings will authorize us to sell certain appliances and related protection agreements on a consignment basis through our designated retail locations. The Appliances Agreement provides that Sears Holdings will pay us commissions on the sales of these consigned products and protection agreements sold at our retail locations. The appliances covered by the Appliances Agreement include certain Kenmore, Bosch, Electrolux, GE, LG, Samsung and Whirlpool branded appliances. The agreement generally incorporates arm’s length terms and conditions, including market-based pricing and term of duration.

The Company entered into an appliances sales agreement with Sears Holdings on November 23, 2005, as amended (the “Appliances Sales Agreement”), which will be terminated as of the Distribution. All appliances purchased and sold to date were made under the Appliance Sales Agreement. If the terms of the Appliances Agreement with certain Sears Holdings subsidiaries were effective on January 31, 2010, the first day of fiscal 2010, all Sears Holdings proprietary branded appliance sales of $14.5 million and $4.7 million would have been removed from net sales of fiscal 2010 and the first quarter of fiscal 2011, respectively. Replacing these amounts would be approximately $2.3 million and $0.7 million in commission income for sales of such appliances in fiscal 2010 and the first quarter of fiscal 2011, respectively. The net effect on net sales would be a reduction of approximately $12.2 million and $4.0 million in fiscal 2010 and the first quarter of fiscal 2011, respectively. The pro-forma commission income figures were derived based on an expected blended commission rate based on our product mix applied on the total actual sales. Accordingly, any associated cost of sales would be eliminated under the Appliances Agreement. The pro-forma cost of sales eliminated were derived based on the product costs of appliances sold during the respective periods. The Company also estimated incremental savings in selling and administrative costs with respect to credit card processing fees, marketing, and payroll costs. These savings are estimated to range from $1.0 million to $2.0 million annually. These selling and administrative cost savings estimates are not included in the pro forma tables above.

2.	THE BRANDS AND LICENSE AGREEMENTS

The Company intends to enter into a brands agreement (the “Brands Agreement”) with a subsidiary of Sears Holdings pursuant to which Sears Holdings will supply certain Craftsman, Easy Living and Weatherbeater branded products to us on a non-exclusive basis for resale through our retail locations. Pursuant to the Brands Agreement, our cost for the products provided to us by Sears Holdings under the agreement is generally based upon a pricing schedule by specific products. The agreement has a five year term and may be extended subject to the mutual agreement of the parties. The Company also intends to enter into brand license agreements (the “License Agreements”) with Sears Holdings effective at the Distribution pursuant to which Sears Holdings will allow us to purchase a limited assortment of Kenmore branded water heaters and consumer household products directly from vendors. Under the License Agreements we will pay certain license fees to Sears Holdings. The agreements generally incorporate arm’s length terms and conditions, including market-based pricing and term of duration.

The Company entered into a brands sales agreement with Sears Holdings on November 23, 2005, as amended (the “Brands Sales Agreement”), which will be terminated as of the Distribution. All Sears Holdings proprietary branded products purchased and sold to date were made under the Brands Sales Agreement. If the terms of the Brands Agreement and License Agreements with certain Sears Holdings subsidiaries were effective on January 31, 2010, the first day of fiscal 2010, the Company estimates that they would have recorded incremental costs of $1.3 million and $0.8 million in fiscal 2010 and the first quarter of fiscal 2011, respectively. The pro-forma incremental costs figures were derived based on the specific products sold during the respective periods and the new pricing and additional vendor subsidies specified under each of the Brands Agreement and License Agreements.

3.	INCREMENTAL SPIN-OFF COSTS

We are currently a majority owned indirect subsidiary of Sears Holdings. After the spin-off, we will operate as a publicly traded company independent from Sears Holdings, which will have a range of impacts on our operations:

General Administrative and Separation Agreement Costs. We will incur increased costs as a result of becoming a publicly traded company independent from Sears Holdings, primarily from higher charges than in the past from Sears Holdings for transition services and from establishing or expanding the corporate support for our businesses, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, legal, procurement and other services. These additional annual operating charges are estimated to be approximately $3.0 million to $4.0 million annually.

Increased Costs for Goods and Services. We expect an impact on prices for goods and services purchased from third parties as a result of the loss of Sears Holdings’ buying volume and processes. We estimate these cost increases to be approximately $2.0 million to $4.0 million annually.

These estimates are not included in the pro forma tables above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes contained elsewhere in this Prospectus. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this Prospectus, particularly in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

EXECUTIVE OVERVIEW

We are a California specialty retailer primarily focused on the consumer segment of the home improvement market. As of April 30, 2011 we operated 89 stores that are designed to appeal to convenience-oriented customers, whose purchase occasions are largely driven by their repair, maintenance and improvement needs throughout the home, garden and outdoor living areas. We also serve the small professional customer whose purchases are largely motivated by a need for incremental supplies and tools to complete construction projects.

Our stores average approximately 43,600 square feet of enclosed space plus approximately 8,300 square feet of nursery and garden area. Our stores carry a broad assortment of repair and maintenance, lawn and garden and in-home products. We operate in one reportable segment and provide a merchandise mix which consists of various product categories. Our repair and maintenance category consists of plumbing, electrical, paint, tools, hardware, and industrial products. Our lawn and garden category consists of nursery, garden, outdoor power and seasonal products. Our in-home category consists mainly of our housewares and appliances products.

We believe that our market is significantly driven by our customers’ desire for an enjoyable home with wonderful amenities. Since 2008 however, households in the U.S. have been borrowing less and saving more as they have struggled to cope with the effects of the worst national recession in decades. The external pressures facing the home improvement retail industry over the past several years continued in 2010, as the effects of rising unemployment, declining home values, tighter consumer credit, modest growth in personal disposable income and low housing turnover and general economic uncertainty led to a reduction and hesitancy among consumers to spend on discretionary projects for their homes.

In California, unemployment continues to be higher than the national average, ending 2010 at 12.5%, foreclosure rates remain amongst the highest in the nation, and home prices continued to decline, though at a slower pace than during 2008 and 2009. As a result, consumers have reordered their priorities and have become more deliberate in their spending decisions, as evidenced by the significant decline in the rate of consumer spending, and the increase in the national personal savings rate above levels seen from 2000 through 2008. Household spending increased modestly in 2010 over the prior year, but in many cases, consumers have delayed or reduced the scope of their home improvement projects, or are trading down, focusing on mini projects and small enhancements versus major renovations as they develop strategies to address the current macroeconomic climate. As consumers’ priorities have shifted and the home improvement retail industry market has tightened, we have adjusted our marketing efforts to address these changes by taking a number of actions, including, in particular, by significantly increasing our pricing promotions and discounts.

The home improvement industry in California is highly competitive and we are positioned between large warehouse home center competitors and smaller independent hardware stores. We consider The Home Depot, Lowe’s, Ace Hardware and True Value as our primary competitors. Based on publically available information, we believe that in California each of The Home Depot, Ace Hardware and True Value currently has between two to three times as many stores as we do and that Lowe’s has, by number of stores, over 20% more stores in the state than we do. In response to the increased competitive environment, we have increased our pricing promotions in the past years. Historically, we have been adversely impacted by competitors opening new store locations within our markets. These openings have slowed in recent years as a result of the downturn in the economy as well as the market saturation that has occurred as a result of their earlier rapid expansions.

We do not expect to see a significant change in the immediate future in our number of stores relative to our primary competitors, our use of pricing promotions in response to competitive pressures or the pace at which our competitors will open new stores in California.

Fiscal Year

Our fiscal year end is the Saturday closest to January 31 each year. Fiscal years 2010, 2009 and 2008 all consisted of 52 weeks. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years. The following fiscal periods are presented in this report.

Fiscal year	Ended	Weeks
2008	January 31, 2009	52
2009	January 30, 2010	52
2010	January 29, 2011	52

Our results of operations are discussed using several key metrics:

1.	Comparable store sales. Measured by the increase or decrease in net sales year over year, excluding new and closed stores and E-commerce.

2.	Comparable transaction volume. Derived from the increase or decrease in the number of transactions year over year, excluding new and closed stores and E-commerce.

3.	Average ticket comparables. Derived using net sales divided by the number of transactions year over year.

A store is included in the calculation of comparable metrics above if it has been opened for at least 12 months, including relocated and remodeled stores. The key metrics discussed above are intended only as supplemental information and are not a substitute for information presented in accordance with generally accepted accounting principles.

We experience seasonal fluctuations in our revenues and operating results and we have historically realized a significant portion of our net sales and earnings for the year in the spring selling season, including March, April, May and June. For example, we generated 29% and 30% of our net sales in the second fiscal quarter of 2009 and 2010, respectively. We believe that our customers are more likely to begin the home improvement projects for which they shop with us during periods of warm and dry weather. By contrast, wet, windy and/or cold weather conditions can reduce foot traffic in our stores. Extended cold or wet weather conditions in California, particularly during the spring months, can significantly reduce our revenues and have a disproportionately adverse effect on our results of operations for the first and second quarter and have an adverse impact on our annual operating results. Furthermore, lower than anticipated net sales during the spring selling season may cause us to increase inventory markdowns and promotion expenses, thereby reducing our gross margins and operating results.

The following represent some of our key strategic initiatives for developing our business in 2011, which will require financing on an ongoing basis:

Improve Gross Margin Performance through Enhanced Marketing and Merchandising Initiatives. We are focused on developing new marketing initiatives to increase the number of customers and frequency of customer visits in our stores as well as increase the average amount of time they spend in our stores. Our marketing initiatives include development of a new campaign to improve our brand awareness, which involves beginning to standardize the look and feel of our stores as well as how we communicate our “Orchard Supply Hardware” brand, and continuing to more efficiently utilize our advertising expenditures to better communicate our value proposition to our target customers.

We are continually focusing on various merchandising initiatives intended to improve our gross margin performance, including accelerated line reviews, increasing our private label offerings and expanding the sourcing of merchandise from overseas. Our line reviews are focused on enhancing the overall quality and value proposition of our merchandise through targeted negotiation with our vendors. We continually identify product lines for review and work with our vendors to strive for the best possible quality, pricing and terms for a particular product category. In keeping with the industry trend, our private label products typically generate higher gross margins compared to similar national brands. We believe our private label merchandise provides our customers with high quality products at excellent values and therefore allows us to compete effectively in the market. For fiscal 2010, private label sales accounted for approximately 6% of our total net sales.

Provide Multiple Sales Channels. In today’s competitive environment it is essential that we offer our customers the convenience of shopping for our products through multiple channels. The retail industry is rapidly evolving as retail is increasingly impacted by new technologies and social media. We believe that this evolution will provide us with growth opportunities if we are able to leverage our existing store network with emerging technologies and a much wider range of products enabled by an E-commerce merchandising operation. As such, we launched our E-commerce website with approximately 7,000 products in late 2010. Although ecommerce sales to date have been insignificant, our goal is to continue to expand the number of products offered on the E-commerce site in order to increase future revenues. Distribution of products for our website is handled through our existing distribution center and has not involved a material capital investment. Establishing the E-commerce website required capital expenditures of $0.7 million and we expect to spend $0.4 million in fiscal 2011 for our E-commerce website, which we expect to fund from cash flows from operations.

Store Expansion. New store growth has been limited in recent years due to economic conditions and Company’s performance. However, assuming market conditions improve in future years, we plan to increase the expansion of our store base within California. We have also developed a new store prototype in both our Clayton and Santa Rosa stores that we believe will provide an enhanced and more enjoyable shopping experience for our customers, which we expect to integrate into future store openings and existing stores. Our capital investment budget for fiscal 2011 for store expansion and prototypes is $3.8 million, which we expect to fund from cash flows from operations.

Offer Competitive Pricing. We employ a value driven pricing strategy. We continually review our pricing strategy through routine competitor price checks. Everyday prices are complemented by periodic off price item promotions and storewide discount events which form a key part of our marketing strategy such as “We Pay the Sales Tax” weekends. “Dollar Days” events featuring low priced products are used to underscore our value pricing and to reassure our customers that they cannot overpay at Orchard stores. Also, to compete with low price competitors, we have a “Match Any Price” policy.

IMPACTS FROM THE SPIN-OFF

We are currently a majority owned indirect subsidiary of Sears Holdings. Sears Holdings has determined to spin-off the Company by distributing all of our Class A Common Stock and Preferred Stock to the shareholders of Sears Holdings as a dividend. Immediately following completion of the spin-off, Sears Holdings shareholders will own 100% of the outstanding shares of our Class A Common Stock and Preferred Stock. ESL Investments, Inc. and affiliated entities (“ESL”) will own approximately 61% of our outstanding Class A Common Stock, representing approximately 61% of Class A Common Stock voting power and 49% of the voting power of our outstanding capital stock, and ESL will own approximately 61% of our outstanding Preferred Stock, which is our outstanding nonvoting capital stock. After the spin-off, we will operate as a publicly traded company independent from Sears Holdings, which will have a range of impacts on our operations:

General Administrative and Separation Agreement Costs. Historically, we have used the corporate functions of Sears Holdings for a variety of services including treasury, accounting, tax, legal, and shared services, which include the costs of payroll, employee benefits and other payroll related costs. Sears Holdings also contributes to other corporate functions such as the members of our board of directors and centrally managed employee benefit arrangements. We allocated $0.5 million in fiscal 2010, $0.4 million in fiscal 2009 and $0.6 million in fiscal 2008 of shared services costs incurred by Sears Holdings. We believe that the assumptions and methodologies underlying the allocation of these expenses from Sears Holdings are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been or will be incurred by us when we operate as a publicly traded company independent from Sears Holdings. We expect to enter into agreements with Sears Holdings for continuation of certain of these services, but the terms and prices on which such services are rendered may be different than the terms and prices in effect prior to the spin-off.

We will also incur increased costs as a result of becoming a publicly traded company independent from Sears Holdings, primarily from higher charges than in the past from Sears Holdings for transition services and from establishing or expanding the corporate support for our business, including information technology, human resources, treasury, tax, risk management, accounting and financial reporting, investor relations, legal, procurement and other services. These additional annual operating charges are estimated to be approximately $3.0 million to $4.0 million. We believe cash flows from operations will be sufficient to fund these additional corporate expenses.

We also expect to incur a one-time, non-recurring expenditures between approximately $1.0 million and $2.0 million primarily relating to costs for setting up certain stand-alone functions and information technology systems. A portion of these expenditures may be capitalized and amortized over their useful lives and others will be expensed as incurred, depending on their nature.

Spin-Off Transaction Costs. One-time, non–recurring transaction related costs related to the consummation of the spin-off will be the responsibility of Sears Holdings. These costs are expected to consist of, among other things: accounting, financial, legal, tax and other advisory fees.

Increased Costs for Goods and Services. We expect an impact on prices for goods and services purchased from third parties as a result of the loss of Sears Holdings’ buying volume and processes. We estimate these cost increases to range from approximately $2.0 million to $4.0 million annually.

Sears Holdings Merchandising. We have historically procured appliances and other merchandise from Sears Holdings suppliers pursuant to the Appliances Sales Agreement and the Brands Sales Agreement. Following the spin-off, we will continue to procure merchandise from Sears Holdings, but will sell certain appliances and related protection agreements supplied to us by Sears Holdings on a consignment basis pursuant to the Appliances Agreement, which we expect will result in a reduction of net sales ranging from $14.0 million to $17.0 million on a going forward annual basis due to transitioning to commission-based sales. We expect the impact to net income to range from $1.0 million to $2.0 million annually under the new Appliance Agreement and Brand Agreement.

RESULTS OF OPERATIONS

Our results of operations are presented using key accounting policies that are further described in Note 1 of the Notes to the Consolidated Financial Statements. Key definitions include:

Revenue Recognition—The Company recognizes revenues from merchandise sales at the later of point of sale or delivery of goods to customers. Merchandise sales are reported net of estimated returns and allowances, customer rebates excluding sales taxes. The reserve for returns and allowances is calculated as a percentage of sales based on historical return percentages. Net sales are presented net of any taxes collected from customers and remitted to governmental authorities. The Company also records deferred revenue for the sale of gift cards and recognizes this revenue upon the redemption of the gift cards.

Cost of Sales—Cost of sales includes the cost of merchandise, distribution, warehousing and delivery costs and store occupancy costs, offset by vendor allowances and rebates received by the Company.

Selling and Administrative Expenses—Selling and administrative expenses primarily include selling and support payroll, advertising and other administrative expenses.

Depreciation and Amortization—The Company’s buildings, furniture, fixtures and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the original term of the lease or the useful life of the improvement, whichever is shorter. The Company’s property and equipment is depreciated using the following estimated useful lives:

Asset type	Life
Buildings and leasehold improvements	15 – 40 years
Furniture, fixtures and equipment	3 – 10 years

Income Taxes—The tax balances and income tax expense recognized by the Company are based on management’s interpretation of the tax laws of multiple jurisdictions. Income tax expense also reflects the Company’s best estimates and assumptions regarding, among other things, the level of future taxable income, interpretation of the tax laws and tax planning. Future changes in tax laws, changes in projected levels of taxable income and tax planning could affect the effective tax rate and tax balances recorded by the Company. The Company provides deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws.

Adjusted EBITDA—In addition to our net income (loss) determined in accordance with GAAP, for purposes of evaluating operating performance, we use an Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”). In addition, it is adjusted to exclude certain significant items as set forth below. Our management uses Adjusted EBITDA to evaluate the operating performance of our business, as well as executive compensation metrics, for comparable periods. Adjusted EBITDA should not be used by investors or other third parties as the sole basis for formulating investment decisions as it excludes a number of important cash and non-cash recurring items. The adjusted EBITDA should not be considered as a substitute for GAAP measurements.

While Adjusted EBITDA is a non-GAAP measurement, management believes that it is an important indicator of operating performance because:

•	EBITDA excludes the effects of financings and investing activities by eliminating the effects of interest and depreciation costs;

•	Management considers gain/(loss) on the sale of assets and impairment to result from investing decisions rather than ongoing operations; and

•

Other significant items, while periodically affecting our results, may vary significantly from period to period and have a disproportionate effect in a given period, which affects comparability of results.

Adjusted EBITDA was determined as follows:

(in thousands)	Fiscal Year			13 Weeks Ended
	2008	2009	2010	May 1, 2010	April 30, 2011
Net (loss) income	$(243,367)	$19,305	$8,717	$4,434	$(990)
Interest expense, net	22,875	16,770	17,392	4,222	5,553
Income tax expense (benefit)	10,304	12,749	5,573	2,889	(598)
Depreciation and amortization	31,410	29,870	31,187	8,069	7,163
Goodwill impairment	262,763
Loss on sale and impairment of assets		275	633	134	85
Stock-based compensation	125	495	329	67	146
Other significant items	721	1,282	5,561		(193)

Adjusted EBITDA	$84,831	$80,746	$69,392	$19,815	$11,166

The adjusted EBITDA is not the same as the EBITDA as defined in our Senior Secured Term Loan.

Other significant items include certain reserves and charges not in the normal course of our operations periodically affecting the comparability of our results. In fiscal 2010, we recorded a $5.6 million legal settlement accrual pursuant to the Save Mart case. In the first quarter of fiscal 2011, we reversed $0.5 million of the Save Mart reserve as we no longer expected to pay that amount. We have recorded $0.7 million and $1.3 million in severance charges in fiscal 2008 and 2009, respectively, in connection with our cost cutting initiatives. We have also recorded a $0.3 million severance charge in the first quarter of fiscal 2011 due to changes in our management structure.

The following table sets forth items derived from our consolidated results of operations for fiscal 2008, 2009, 2010 and the 13 weeks ended May 1, 2010 and April 30, 2011 (in thousands, except per share amounts):

	FISCAL YEAR						13 Weeks Ended
	2008	% of Net Sales	2009	% of Net Sales	2010	% of Net Sales	May 1, 2010	% of Net Sales	April 30, 2011	% of Net Sales
NET SALES	$761,489	100.0%	$682,393	100.0%	$660,701	100.0%	$169,651	100.0%	$163,768	100.0%

COST OF SALES AND EXPENSES:
Cost of sales (excluding depreciation and amortization)	486,222	63.9	438,060	64.2	431,839	65.4	108,165	63.8	108,641	66.3
Gross Margin	275,267	36.1	244,333	35.8	228,862	34.6	61,486	36.2	55,127	33.7
Selling and administrative	191,282	25.1	165,639	24.3	165,993	25.1	41,872	24.7	43,999	26.9
Depreciation and amortization	31,410	4.1	29,870	4.4	31,187	4.7	8,069	4.7	7,163	4.4
Goodwill impairment	262,763	34.5

Total cost of sales and expenses	971,677	127.6	633,569	92.9	629,019	95.2	158,106	93.2	159,803	97.6

OPERATING (LOSS) INCOME	(210,188)	(27.6)	48,824	7.1	31,682	4.8	11,545	6.8	3,965	2.4
INTEREST EXPENSE, NET	22,875	3.0	16,770	2.5	17,392	2.6	4,222	2.5	5,553	3.4

(LOSS) INCOME BEFORE INCOME TAXES	(233,063)	(30.6)	32,054	4.6	14,290	2.2	7,323	4.3	(1,588)	(1.0)
INCOME TAX EXPENSE (BENEFIT)	10,304	1.4	12,749	1.9	5,573	0.8	2,889	1.7	(598)	(0.4)

NET (LOSS) INCOME	$(243,367)	(32.0)%	$19,305	2.7%	$8,717	1.4%	$4,434	2.6%	$(990)	(0.6)%

(LOSS) INCOME PER COMMON SHARE
Basic and diluted (loss) income per common share	$(242.88)		$19.27		$8.70		$4.43		$(0.99)
Basic and diluted weighted average common shares outstanding	1,002		1,002		1,002		1,002		1,002

OTHER FINANCIAL DATA
ADJUSTED EBITDA	$84,831	11.1%	$80,746	11.8%	$69,392	10.5%	$19,815	11.7%	$11,166	6.8%

The following table presents the Company’s sales by product categories for fiscal 2008, 2009, 2010 and the 13 weeks ended May 1, 2010 and April 30, 2011 (in thousands):

	Fiscal Year			13 Weeks Ended
	2008	2009	2010	May 1, 2010	April 30, 2011
Repair and maintenance	$401,180	$349,237	$328,685	$80,067	$77,586
Lawn and garden	269,323	252,902	252,578	70,459	66,120
In-home	90,986	80,254	79,438	19,125	20,062

Total	$761,489	$682,393	$660,701	$169,651	$163,768

13 Weeks Period Ended April 30, 2011 Compared to the 13 Weeks Period Ended May 1, 2010

Net sales

For the first quarter of fiscal 2011, net sales decreased $5.9 million, or 3.5%, to $163.8 million as compared to net sales of $169.7 million for the first quarter of fiscal 2010. The decline in net sales was primarily due to a $4.3 million decline in our lawn and garden category and a $2.5 million decline in our repair and maintenance category, both of which were unfavorably impacted by an extended period of cold and wet weather during March 2011. Partially offsetting these declines was an increase of approximately $1.0 million of net sales in the in-home category, which was primarily driven by appliances. The number of our stores that sell appliances increased from 19 in the first quarter of fiscal 2010 to 34 in the first quarter of fiscal 2011.

Our comparable store sales declined by 4.7%, which was driven by a decline in comparable transaction volume of 6.6% and partially offset by an increase of 1.9% in average ticket comparables for the first quarter of fiscal 2011, as compared to the first quarter of fiscal 2010. We believe the decline in transaction volume was primarily due to the inclement weather during March 2011. Our average ticket benefited from the sale of bigger ticket items, such as appliances, barbeques and furniture.

Gross margin

Gross margin was $55.1 million, or 33.7% of net sales, for the first quarter of fiscal 2011, as compared to $61.5 million, or 36.2% of net sales, for the first quarter of fiscal 2010. The decrease of 258 basis points in gross margin was primarily due to an increase of 170 basis points in markdowns as well as a 110 basis points increase in occupancy costs partially offset by a 28 basis points improvement in vendor subsidies. The increase in markdowns was due to increased clearance and promotional activities as a result of management’s efforts to manage inventory levels, clear slow moving inventory, and increase sales. Occupancy costs for the first quarter of fiscal 2011 were higher as compared to the first quarter of fiscal 2010 due to a favorable deferred rent adjustment in the first quarter of fiscal 2010.

Selling and administrative

Selling and administrative expenses increased $2.1 million for the first quarter of fiscal 2011 to $44.0 million, or 26.9% of net sales, from $41.9 million, or 24.7% of net sales, for the first quarter of fiscal 2010. The increase in selling and administrative expenses was primarily due to an increase in consulting and other administrative costs. Consulting costs increased by $0.8 million primarily due to consulting spending on our strategic initiatives. Other administrative costs increased $1.2 million primarily due to higher legal costs and insurance costs. Increases in legal costs of $0.7 million were due to the Save Mart Supermarket v. Orchard Supply Hardware, LLC case. Increases in insurance costs of $0.4 million were the result of increases in claim reserves.

Depreciation and amortization

Depreciation and amortization expense was $7.2 million, or 4.4% of net sales, for the first quarter of fiscal 2011 as compared to $8.1 million, or 4.8% of net sales, for the first quarter of fiscal 2010. The decrease of $0.9 million of depreciation and amortization expense was primarily due to a capital lease conversion in the first quarter of fiscal 2010.

Interest expense, net

Interest expense increased for the first quarter of fiscal 2011 by $1.4 million to $5.6 million, or 3.4% of net sales, as compared to $4.2 million, or 2.5% of net sales, for the first quarter of fiscal 2010. The increase in interest expense was primarily due to the increase in our applicable interest rate spreads as a result of the amendments of both our Senior Secured Term Loan and the new Real Estate Secured Term Loan.

Income taxes

Income tax benefit of $0.6 million was recorded for the first quarter of fiscal 2011 as compared to an income tax expense of $2.9 million for the first quarter of fiscal 2010. The effective tax rate was 37.7% in the first quarter of fiscal 2011 and 39.5% in the first quarter of fiscal 2010. The change in our effective tax rate was primarily due to differences in tax credits applicable year over year.

Net income

We recorded net loss of $1.0 million for the first quarter of fiscal 2011 as compared to net income of $4.4 million for the first quarter of fiscal 2010. The decrease in net income was primarily attributable to the factors discussed above.

Adjusted EBITDA

Adjusted EBITDA was $11.2 million, or 6.8% of net sales for the first quarter of fiscal 2011 as compared to $19.8 million, or 11.7% of net sales for the first quarter of fiscal 2010. The decrease in adjusted EBITDA was primarily due to the $5.9 million decline in net sales and the $2.1 million increase in selling and administrative costs.

Fiscal 2010 Compared to Fiscal 2009

Net sales

For fiscal 2010 net sales decreased $21.7 million, or 3.2%, to $660.7 million as compared to net sales of $682.4 million for fiscal 2009. The decrease of $21.7 million in total net sales was primarily due to a decline of $ 20.6 million in our repair and maintenance category, which was primarily driven by declines in sales of plumbing, industrial, paint, and electrical products. In addition, net sales in our in-home category decreased by $0.8 million, which was primarily driven by reduced demand for housewares, offset by the improvement in appliance sales. Appliance sales benefited from U.S. government energy/green consumer subsidies. Additionally, from fiscal 2009 to fiscal 2010, we also increased the number of stores offering appliances from 19 stores to 34.

Our comparable store sales for fiscal 2010 declined by approximately 4.4%, which was driven by a decline in comparable transaction volume of 4.8% and offset by an increase of 0.3% in average ticket comparables. We believe that the decline in comparable transaction volume was primarily due to reduced consumer spending as California continues to be impacted by macro-economic factors including high unemployment, reduced consumer credit, and a difficult housing market.

Gross margin

Gross margin was $228.9 million, or 34.6% of net sales, for fiscal 2010, as compared to $244.3 million, or 35.8% of net sales, for fiscal 2009. The decrease of 117 basis points in gross margin was primarily due to an increase of 104 basis points in markdowns. The increase in markdowns was due to increased clearance and promotional activities as a result of management efforts to manage inventory levels, clear slow moving inventory, and increase sales.

Selling and administrative

Selling and administrative expenses increased $0.4 million in fiscal 2010 to $166.0 million, or 25.1% of net sales, from $165.6 million, or 24.3% of net sales, in fiscal 2009. The increase in selling and administrative expenses was primarily due to an increase in legal and administrative costs offset by a decrease in payroll costs. Legal costs increased by $7.3 million, primarily due to a $5.1 million accrual in respect of the Save Mart Supermarkets v. Orchard Supply Hardware LLC case (see the “Business—Legal Proceedings” section of this Prospectus) and increases in legal fees to prepare for the trial. Administrative costs increased by $0.7 million primarily due to higher advertising costs. Payroll costs declined $7.7 million driven primarily by reduced store payroll costs as a part of management’s efforts to respond to the decline in sales and economic conditions.

Depreciation and amortization

Depreciation and amortization expense was $31.2 million, or 4.7% of net sales, for fiscal 2010, as compared to $29.9 million, 4.4% of net sales, for fiscal 2009. Depreciation expense as a percentage of net sales increased primarily due to the decline in net sales.

Interest expense, net

Interest expense increased in fiscal 2010 by $0.6 million to $17.4 million, or 2.6% of net sales, as compared to $16.8 million, or 2.5% of net sales, for fiscal 2009. The increase in interest expense was primarily due to an increase in commitment fees of $0.4 million on the Senior Secured Credit Facility and the increased interest rate associated with our new Real Estate Secured Term Loan.

Income taxes

Income tax expense of $5.6 million and $12.7 million was recorded in fiscal 2010 and fiscal 2009, respectively. The effective tax rate was 39.0% in fiscal 2010 and 39.8% in fiscal 2009. The change in our effective tax rate is primarily due to differences in tax credits applicable year over year.

Net income

We recorded net income of $8.7 million for fiscal 2010 as compared to $19.3 million for fiscal 2009. The decrease in net income was primarily attributable to the factors discussed above.

Adjusted EBITDA

Adjusted EBITDA was $69.4 million, or 10.5% of net sales for fiscal 2010 as compared to $80.7 million, or 11.8% of net sales for fiscal 2009. The decrease in adjusted EBITDA was primarily due to the $21.7 million decline in net sales.

Fiscal 2009 Compared to Fiscal 2008

Net sales

For fiscal 2009, net sales decreased $79.1 million, or 10.4%, to $682.4 million as compared to net sales of $761.5 million for fiscal 2008. Net sales decreased in all three of our categories. The most significant decline came from our repair and maintenance category, which declined by $51.9 million as a result of declines in sales of tools, plumbing, industrial, electrical, hardware, and paint. The decline in net sales in our lawn and garden category of $16.4 million was primarily driven by a decline in sales of seasonal, nursery, and outdoor power tools products, offset slightly by an increase in sales of garden products. The decline in net sales in our in-home category was $10.7 million, primarily driven by reduced demand for housewares and appliances.

Our comparable store sales for fiscal 2009 declined by 11.1%, which was driven by a decline in comparable transaction volume of 5.6% and a decrease of 5.8% in average ticket comparables. The decrease in our net sales was primarily due to reduced customer spending and significant retail pricing pressures through increased promotional activity and discounts. We believe these declines reflect the challenges resulting from the macro-economic environment, wherein we saw the consumer reduce their purchasing frequency as well as migrate away from certain bigger ticket purchases such as appliances.

Gross margin

Gross margin was $244.3 million, or 35.8% of net sales, for fiscal 2009, as compared to $275.3 million, or 36.1% of net sales, for fiscal 2008. The decrease of 34 basis points in gross margin was due to a 87 basis points increase in occupancy costs as a result of lower net sales, partially offset by a 56 basis points favorability in vendor subsidies.

Selling and administrative

Selling and administrative expenses decreased $25.7 million, or 13.4%, in fiscal 2009 to $165.6 million, or 24.3% of net sales, from $191.3 million, or 25.1% of net sales, in fiscal 2008. The decrease in selling and administrative expenses was primarily due to cost management initiatives to mitigate the impact of reduced net sales. For fiscal 2009, payroll, advertising, and administrative costs declined $16.6 million, $7.6 million and $1.5 million, respectively.

Depreciation and amortization

Depreciation and amortization expense was $29.9 million, or 4.4% of net sales, for fiscal 2009 as compared to $31.4 million, or 4.1% of net sales, for fiscal 2008. The percentage increase was primarily due to the decline in net sales.

Goodwill impairment

We recorded a $262.8 million goodwill impairment charge in fiscal 2008 as a result of the decline in our net sales and projected future cash flows.

Interest expense, net

In fiscal 2009, interest expense decreased $6.1 million to $16.8 million, or 2.5% of net sales, as compared to $22.9 million, or 3.0% of net sales, for fiscal 2008. The decrease in interest expense was due to lower outstanding debt of $295.5 million versus $309.0 million in fiscal 2008 and a decline in the London Interbank Offered Rate (“LIBOR”) of approximately 250 basis points.

Income taxes

Income tax expenses of $12.7 million and $10.3 million were recorded for fiscal 2009 and fiscal 2008, respectively. The effective tax rate was 39.8% in fiscal 2009 and 4.4% in fiscal 2008. The difference in the effective tax in fiscal 2009 versus fiscal 2008 is primarily due to a nondeductible goodwill impairment charge of $262.8 million in fiscal 2008.

Net income

We recorded net income of $19.3 million for fiscal 2009 as compared to net loss of $243.4 million for fiscal 2008. The decrease in net income was primarily attributable to the factors discussed above.

Adjusted EBITDA

Adjusted EBITDA was $80.7 million, or 11.8% of net sales for fiscal 2009 as compared to $84.8 million, or 11.1% of net sales for fiscal 2008. The decrease in adjusted EBITDA was primarily due to the $79.1 million decline in net sales.

ANALYSIS OF FINANCIAL CONDITION

Liquidity and Capital Resources

	Fiscal Year			13 Weeks Ended
	2008	2009	2010	May 1, 2010	April 30, 2011
	(in thousands)
Consolidated Statements of Cash Flows Data:
Cash flows provided by operating activities	$43,208	$25,892	$52,548	$4,734	$2,225
Cash flows used in investing activities	(7,234)	(11,462)	(12,042)	(1,953)	(2,069)
Cash flows used in financing activities	(30,080)	(18,248)	(33,863)	(2,649)	(4,228)

For fiscal 2010 and the 13 weeks ended April 30, 2011, we primarily financed our operations and investments with cash generated from operations. Our primary need for liquidity is to fund inventory purchases and capital expenditures and for general corporate purposes, including debt repayment. At January 29, 2011 and April 30, 2011, our cash and cash equivalents totaled $15.6 million and $11.5 million, respectively. At January 29, 2011 and April 30, 2011, $44.4 million and $55.7 million, respectively, was available under our Senior Secured Credit Facility.

We believe that our existing cash and cash equivalents, cash flows from our operating activities and available borrowings under our credit agreements, will be sufficient to meet our anticipated liquidity needs for at least the next 12 months. Our liquidity is dependent upon the continued availability of borrowings under our current financing arrangements. As discussed below under “Financing Arrangements,” the Senior Secured Term Loan and Real Estate Secured Term Loan are subject to our Leverage Covenant. As of April 30, 2011, we were in compliance with the Leverage Covenant under our financing arrangements, and we currently believe that we will continue to be in compliance with these covenants through at least the end of the first quarter of fiscal 2012. However, the decline in our operating results for the first quarter of fiscal 2011, coupled with continued economic weakness in the markets in which we operate, has adversely impacted our prospective compliance with the financial covenants under the Senior Secured Term Loan and the Real Estate Secured Term Loan. As a result, we may seek to renegotiate our financing arrangements in order to remain in compliance while continuing to follow our current business plan, which includes plans for store expansion. If such renegotiations are unsuccessful, we would expect to take certain actions that would allow us to remain in compliance. Such actions could include, among others, a reduction of capital expenditures by delaying or reducing new store openings and store remodels, a reduction in payroll and benefit costs, deferring certain maintenance and other expenditures, as well as generating additional cash through sale, sale leaseback, or sublease of certain real estate assets in order to reduce leverage. However, the implementation of these actions would likely result in slower growth and could potentially reduce future sales. Notwithstanding our expectations, if our operating results were to continue to decline or if market conditions were to worsen, we may be unable to meet our financial covenants, and lenders could demand repayment of the amounts outstanding under our financing agreements. Under such circumstances, no assurances can be given that our financing arrangements could be renegotiated, or that alternative financing would be available on terms acceptable to us, if at all.

Our debt and capital lease obligations as of January 30, 2010, January 29, 2011, May 1, 2010, and April 30, 2011 are as follows (in millions):

	January 30, 2010	January 29, 2011	May 1, 2010	April 30, 2011
Senior Secured Credit Facility	$—	$48.0	$—	$46.0
Real Estate Secured Term Loan	—	50.0	—	49.9
Senior Secured Term Loan	175.5	173.5	175.0	173.0
Commercial Mortgage-backed Loan	120.0	—	120.0	—
Capital lease obligations	69.4	66.7	70.4	69.2

Total debt and capital lease obligations	$364.9	$338.2	$365.4	$338.1

Financing Arrangements

Our lending arrangements on January 29, 2011 and as of April 30, 2011 are as follows:

Senior Secured Credit Facility—In December 2006, we entered into an amended and restated five-year, $130.0 million senior secured revolving credit facility (the “Senior Secured Credit Facility”) with a syndicate of lenders. On January 29, 2010, we amended and extended the Senior Secured Credit Facility, reducing the revolving commitment to $120.0 million (subject to borrowing base limits). The amendment bifurcated the facility into a $20.0 million tranche maturing December 2011 with lenders who elected not to extend and a $100.0 million tranche maturing December 2013 with lenders who elected to extend. As of January 29, 2011, $48.0 million was borrowed under the facility, with approximately $8.0 million due in December 2011 and approximately $40.0 million due in December 2013. As of April 30, 2011, $46.0 million was borrowed under the facility, with approximately $7.7 million due in December 2011 and approximately $38.3 million due in December 2013. The Senior Secured Credit Facility permits us to obtain letters of credit, provided that our obligations with respect to letters of credit issued under our Senior Secured Credit Facility cannot exceed $25.0 million. As of January 29, 2011 and April 30, 2011 we had $7.3 million and $9.7 million, respectively, of outstanding letters of credit.

The Senior Secured Credit Facility is available for our general corporate purposes. The borrower under the Senior Secured Credit Facility is Orchard Supply Hardware LLC, a wholly owned subsidiary through which we conduct substantially all our operations (“OSH LLC”). The Senior Secured Credit Facility is guaranteed by Orchard Supply Hardware Stores Corporation, and our wholly owned subsidiary, OSH Finance Corporation (together, the “Guarantors”). Borrowings under the Senior Secured Credit Facility are collateralized by a first lien on substantially all of the assets of OSH LLC and the Guarantors, other than the Term Loan Collateral (as defined below), and a second lien on the Term Loan Collateral.

Borrowings under the Senior Secured Credit Facility are either base rate (“BR”) loans or Eurodollar loans, at our discretion. BR loans owing to non-extending lenders bear interest at the greater of (a) the prime rate as publicly announced by Wells Fargo Bank, N.A., or (b) the federal funds rate plus 0.5%, plus the “BR applicable rate”, with the “BR applicable rate” ranging between 0% to 0.75%. BR loans owing to each extending lender bear interest at the greater of (a) the prime rate as publicly announced by Wells Fargo Bank, N.A., (b) the federal funds rate plus 0.5%, or (c) one month London Inter-Bank Offered Rate (“LIBOR”) plus 1.0%, plus the “BR extended term applicable rate”, with the “BR extended term applicable rate” ranging between 1.50% and 2.25%. Eurodollar loans owing to each non-extending lender bear interest at LIBOR, plus the “Eurodollar applicable rate,” with the “Eurodollar applicable rate” ranging between 1.0% and 1.75%. Eurodollar loans owing to each extending lender bear interest at LIBOR plus the “Eurodollar extended term applicable rate,” with the “Eurodollar extended term applicable rate” ranging between 2.50% and 3.25%. The interest rate spreads applicable to our borrowings fluctuate based upon the performance of OSH LLC and the Guarantors as measured by their leverage ratio. In addition, we are required to pay unused commitment fees, based on OSH LLC’s and the Guarantors leverage ratio; such fees were 0.25% and 0.75% at January 29, 2011 and April 30, 2011 for non-extending lenders and for extending lenders, respectively.

Availability under the Senior Secured Credit Facility is determined pursuant to a borrowing base formula based on inventory and accounts and credit card receivables, subject to certain limitations. The Senior Secured Credit Facility subjects us to certain restrictive covenants, including a fixed charge coverage ratio that is triggered when availability under the Senior Secured Credit Facility reaches a minimum threshold of 10% of the total availability for three consecutive days. The fixed charge coverage ratio requires OSH LLC and the Guarantors to maintain a minimum ratio of 1.1 to 1.0 EBITDAR (EBITDA plus rent expense) to certain fixed charges.

Our Senior Secured Credit Facility, Senior Secured Term Loan and Real Estate Secured Term Loan impose operating and financial restrictions on us, including, among other things, limitations on our ability to:

•	incur or guarantee additional indebtedness;

•	pay dividends or redeem, repurchase, retire or make distributions in respect of our capital stock;

•	make certain loans, acquisitions, capital expenditures or investments;

•	sell certain assets, including stock of our subsidiaries;

•	enter into sale and leaseback transactions;

•	create or incur liens;

•	consolidate, merge, sell, transfer or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates;

•	undergo a change in control;

•	enter into certain swap agreements;

•	engage in a different type of business, including in the case of the Company, holding assets or liabilities other than holding the stock of OSH LLC;

•	make payments on certain types of debt;

•	enter into agreements that limit the ability of a subsidiary to pay dividends or distributions or make or repay loans or advances or to transfer assets to OSH LLC or guarantee debt of OSH LLC;

•	enter into agreements that limit the ability of OSH LLC and the Guarantors to incur liens on their property;

•	amend certain material documents;

•	make changes to accounting treatment and reporting practices;

•	change the fiscal year; and

•	use proceeds of credit extensions to purchase or carry margin stock.

Senior Secured Term Loan—In December 2006, we entered into a $200 million senior secured term loan agreement (the “Senior Secured Term Loan”), which requires quarterly principal payments of $0.5 million and matures in December 2013. On January 28, 2011, we amended the Senior Secured Term Loan to change the maximum adjusted leverage ratio covenant, applicable interest rates, definition of EBITDA and excess cash flow prepayment percentage rate. In addition to the quarterly principal payments discussed above, in the event we have excess cash flows at the end of a fiscal year, we are required to apply between 25% and 75% of such excess cash flows (reduced by previous voluntary prepayments) to repay outstanding loans. The annual excess cash flow prepayment percentage rate is a percentage of our excess cash flows determined by Orchard’s leverage ratio. We did not pay any excess cash flow prepayments in fiscal 2010 and do not anticipate making any prepayments in fiscal 2011.

The borrower under the Senior Secured Term Loan is OSH LLC and the loan is guaranteed by the Guarantors. Borrowings under the Senior Secured Credit Facility are collateralized by a first lien on OSH LLC’s and the Guarantors’ subsidiary stock, equipment, real property, intangibles relating to such stock, proceeds and products of the foregoing (the “Term Loan Collateral”) and a second lien on substantially all of OSH LLC’s and the Guarantors’ other assets.

Borrowings under the Senior Secured Term Loan are either alternate base rate (“ABR”) loans or Eurodollar loans, at our discretion. ABR loans bear interest at the greater of (a) the prime rate as publicly announced by JPMorgan Chase Bank, and (b) the federal funds rate, plus 0.5%, plus the “ABR applicable rate”, with the “ABR applicable rate” ranging between 3.50% and 3.75%. Eurodollar loans bear interest at LIBOR, plus the “Eurodollar applicable rate”, with the “Eurodollar applicable rate” ranging between 4.50% and 4.75%. The interest rate spreads applicable to our borrowings fluctuate based upon the performance of Orchard as measured by its leverage ratio.

The Senior Secured Term Loan subjects us to certain restrictions, including a maximum adjusted leverage ratio covenant. In addition, the Senior Secured Term Loan requires us to make certain mandatory repayments in connection with the transfer of or damage to property securing the loan or in the event we incur certain types of debt.

The maximum adjusted leverage ratio covenant (as defined in the Senior Secured Term Loan) is calculated as (a) trailing four fiscal quarter Adjusted EBITDA (as defined in the Senior Secured Term Loan) to (b) consolidated total funded debt (as defined in the Senior Secured Term Loan). The following table provides our maximum leverage ratio during the remaining term of the Senior Secured Term Loan.

For the trailing twelve months ending	Maximum Leverage Ratio
January 29, 2011 through and including May 5, 2012	5.50 to 1.00
August 4, 2012 through and including February 2, 2013	5.25 to 1.00
May 4, 2013 through and including February 1, 2013	4.75 to 1.00

We believe that we were in compliance with the Senior Secured Term Loan covenants, including the maximum leverage ratio, which, at January 29, 2011 and April 30, 2011, were 4.89 to 1.00 and 5.27 to 1.00, respectively. At January 29, 2011 and at April 30, 2011, assuming our current level of consolidated total funded debt remains constant, we estimate that an 11.0% and a 4.1% or greater decline in our trailing twelve months adjusted EBITDA, respectively, would cause us to exceed our maximum leverage ratio covenant for that period.

Real Estate Secured Term Loan—On October 27, 2010, we entered into a $50 million real estate secured term loan (the “Real Estate Secured Term Loan”) that requires quarterly payments of $0.1 million and matures in December 2013. The proceeds from the Real Estate Secured Term Loan, together with $33.0 million of available cash and a $37.0 million borrowing on our Senior Secured Credit Facility, were used to repay our then existing $120.0 million commercial mortgage-backed securities loan in full on October 27, 2010. The Real Estate Secured Term Loan requires us to meet the leverage covenant set forth in our Senior Secured Term Loan, subject to certain maximum thresholds. On February 17, 2011, we amended the Real Estate Secured Term Loan to raise the maximum thresholds on the loan’s leverage covenant for certain periods and change the definition of EBITDA.

Interest on the Real Estate Secured Term Loan is based on LIBOR plus 4.25% per annum (4.511% and 4.494% at January 29, 2011 and April 30, 2011, respectively), and is payable in monthly installments. In connection with the Real Estate Secured Term Loan, we entered into an interest rate cap agreement, which establishes a maximum interest rate on the Real Estate Secured Term Loan for LIBOR at 4% with a $25 million notional amount.

The Real Estate Secured Term Loan is secured by a first lien mortgage on 19 properties, which includes 15 properties owned and 4 properties on ground leases, each owned or leased by our wholly owned subsidiary, OSH Properties LLC. The loan is subject to a lapsing prepayment premium and breakage costs in the event we elect to repay all or a portion of the loan early.

Each of the Senior Secured Credit Facility, Senior Secured Term Loan and Real Estate Secured Term Loan required the payment of upfront and arrangement fees of between 1.0% and 2.25%.

Our Senior Secured Credit Facility, Senior Secured Term Loan and Real Estate Secured Term Loan contain an event of default resulting from a change of control default, which includes the following: (i) certain mergers, consolidations, sales or transfers of all or substantially all of the assets of OSH LLC and OSH LLC’s subsidiaries to persons other than ACOF, ESL and Sears Holdings; (ii) adoption of a plan of liquidation of OSH LLC; (iii) prior to an initial underwritten public offering of common stock of the Company, Sears Holdings, ESL and ACOF ceasing to collectively hold directly or indirectly at least 50% of the total voting power of all shares of our and OSH LLC’s voting capital stock; (iv) following an initial underwritten public offering of common stock of the Company, a person or group, other than Sears Holdings, ESL and ACOF, collectively holding directly or indirectly at least 40% of the total voting power of all shares of our and OSH LLC’s voting capital stock and

Sears Holdings, ESL and ACOF collectively holding less than such person or group; and (v) our board of directors not consisting of continuing directors (“Change in Control”).

Immediately following the Distribution:

•	Sears Holdings will not own any capital stock of the Company;

•	ESL will beneficially own approximately 61% of our outstanding shares of Class A Common Stock and approximately 49% of the general voting power of our capital stock; and

•	ACOF will beneficially own 100% of our outstanding shares of Class C Common Stock and approximately 20% of the general voting power of our capital stock.

Neither ESL nor ACOF have agreed to maintain their shareholding in the Company following the Distribution. If, following the Distribution, one or both of ESL and ACOF dispose of all or part of their shareholding in the Company such that their combined total voting power drops below 50%, this may trigger a Change in Control event of default under the Senior Secured Credit Facility, Senior Secured Term Loan and Real Estate Secured Term Loan. An event of default could trigger certain acceleration clauses and cause those and our other obligations to become immediately due and payable and we may not have sufficient cash funds available to repay our debt obligations upon such a Change in Control.

Cash Flows from Operating Activities

In the first quarter of fiscal 2011, we primarily financed our operations and investments with cash generated from operations. Cash provided by operating activities was $2.2 million in the first quarter of fiscal 2011 as compared to $4.7 million in the first quarter of fiscal 2010. The $2.5 million decrease in cash provided by operating activities was primarily due to a decrease of $5.4 million in net income primarily due to lower net sales as a result of an extended period of cold and wet weather in March 2011. The decrease is also attributable to the timing of payment of our payable to Sears. This decrease was partially offset by the timing of our merchandise inventory purchases and payments of our merchandise payables.

Cash provided by operating activities was $52.5 million for fiscal 2010 as compared to $25.9 million for fiscal 2009. The increase in cash provided by operating activities was primarily due to the timing of our intercompany payments to Sears Holdings for goods and services received as well as the timing of payments for our merchandise payables. Cash provided by the change in merchandise payables improved year over year as we were less aggressive in pursuing early payment discounts from vendors in fiscal 2010. The increase is partially offset by the ramping up of our merchandise inventories for purposes of improving our in-stock merchandise.

Cash provided by operating activities was $25.9 million for fiscal 2009 as compared to $43.2 million for fiscal 2008. The decrease in cash provided by operating activities was primarily due to the timing of merchandise payables, inventory and accruals. The timing of merchandise payables was due to a more aggressive strategy to pursue early payment discounts from vendors in the last quarter of fiscal 2009 as compared to the last quarter of fiscal 2008.

Cash used in Investing Activities

Cash used in investing activities was $2.1 million for the first quarter of fiscal 2011 as compared to $2.0 million for the first quarter of fiscal 2010. In fiscal 2011, we spent $2.1 million on capital expenditures, allocated as follows: 43% for maintenance, 34% for core technology, 12% for merchandising, and 11% for new stores.

Cash used in investing activities was $12.0 million for fiscal 2010 as compared to $11.5 million for fiscal 2009. In fiscal 2010 we spent $11.5 million on capital expenditures, allocated as follows: 34% for new stores, 21% for maintenance, 17% for core technology, 9% for merchandising and 19% for other initiatives. In fiscal 2010, we added one new store. We also set aside $0.6 million in restricted cash for property improvements in accordance with our new $50 million Real Estate Secured Term Loan.

Cash used in investing activities was $11.5 million for fiscal 2009 as compared to $7.2 million for fiscal 2008. In fiscal 2008, we released $3.3 million of restricted cash to pay for a legal settlement based on a court order issued in September 2007.

Cash Flows from Financing Activities

Cash used in financing activities was $4.2 million for the first quarter of fiscal 2011 and $2.6 million for the first quarter of fiscal 2010. The increase of $1.6 million in cash used in financing activities is primarily due to $2.0 million of net borrowings under the Senior Secured Credit Facility.

Cash used in financing activities was $33.9 million for fiscal 2010 and $18.2 million for fiscal 2009. Cash used in financing activities for fiscal 2010 increased due to the repayment of $120.0 million commercial mortgage-backed securities loan, a $50.0 million borrowing on the Real Estate Secured Term Loan, and a $48.0 million net borrowing on our Senior Secured Credit Facility.

Cash used in financing activities was $18.2 million and $30.1 million for fiscal 2009 and 2008, respectively. The decrease in cash used in financing activities was primarily due to no net pay down on the Senior Secured Credit Facility during fiscal 2009 as compared to a $17.0 million net pay down during fiscal 2008. In accordance with our Senior Secured Term Loan, during fiscal 2009 we made an $11.0 million prepayment for excess cash flows generated by the Company, as compared to a $7.0 million prepayment for excess cash flows made during fiscal 2008.

Contractual Obligations and Off-Balance Sheet Arrangements

For fiscal 2010 and fiscal 2009, the Company had non-cancelable commitments of $0.2 million and $1.5 million, respectively, related to merchandise purchase contracts and capital projects. Other than in connection with executing operating leases and purchase commitments, we do not have any other off-balance sheet financing that has, or is reasonably likely to have, a material current or future effect on our financial condition, cash flows, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes our contractual obligations as of January 29, 2011.

(in millions)	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-Term Debt	$271.5	$13.5	$258.0	$—	$—
Capital Lease Obligations (includes interest)	123.6	12.0	24.4	24.1	63.1
Operating Leases	165.3	28.8	52.9	40.7	42.9
Purchase Obligations	0.2	0.2	—	—	—

Total Contractual Obligations	$560.6	$54.5	$335.3	$64.8	$106.0

Certain reserves and contractual obligations were excluded from the table above due to the uncertainty in timing or amounts of such payments. These include $1.7 million of reserves for uncertain tax positions, $5.9 million of casualty insurance reserves, and variable interest on our long-term debts.

There are no significant changes to our contractual obligations and off balance sheet arrangements during the first quarter of fiscal 2011, with the exception of when we are planning to repay our long-term debt. We have reclassified $11.0 million of debt from short-term to long-term in the first quarter of fiscal 2011 as we do not foresee paying down on our Senior Secured Credit Facility during the next 12 months, through the first quarter of fiscal 2012.

Critical Accounting Policies and Estimates

In preparing the financial statements, certain accounting policies require considerable judgment to select the appropriate assumptions to calculate financial estimates. These estimates are complex and subject to an inherent degree of uncertainty. We base our estimates on historical experience, terms of existing contracts, evaluation of trends and other assumptions that we believe to be reasonable under the circumstances. We continually evaluate the information used to make these estimates as our business and the economic environment change. Although the use of estimates is pervasive throughout the financial statements, we consider an accounting estimate to be critical if:

•	it requires assumptions to be made about matters that were highly uncertain at the time the estimate was made, and

•

changes in the estimate that are reasonably likely to occur from period to period or different estimates that could have been selected would have a material effect on our financial condition, cash flows or results of operations.

We believe that the current assumptions and other considerations used to estimate amounts reflected in the financial statements are appropriate. However, if actual experience differs from the assumptions and the considerations used in estimating amounts, the resulting changes could have a material adverse effect on our consolidated results of operations, and in certain situations, could have a material adverse effect on our financial condition.

The following is a summary of our most critical policies and estimates. See Note 1 of the Notes to the Consolidated Financial Statements for a listing of our other significant accounting policies.

Merchandise Inventories

Our inventory is valued at the lower of cost or market determined primarily using the retail inventory method (“RIM”). RIM is an averaging method that is commonly used in the retail industry. To determine inventory cost under RIM, inventory at its retail selling value is segregated into groupings of merchandise having similar characteristics, which are then converted to a cost basis by applying specific average cost factors for each grouping of merchandise. Cost factors represent the average cost-to-retail ratio for each merchandise group based upon the year’s purchasing activity for each store location. Accordingly, a significant assumption under the retail method is that inventory in each group is similar in terms of its cost-to-retail relationship and has similar turnover rates. We monitor the content of merchandise in these groupings to prevent distortions that would have a material effect on inventory valuation.

RIM inherently requires management judgment and certain estimates that may significantly affect the ending inventory valuation, as well as gross margin. The methodologies utilized by the Company in its application of the RIM are consistent for all periods presented. Such methodologies include the development of the cost-to-retail ratios, the groupings of homogenous classes of merchandise, the development of shrinkage and obsolescence reserves, and the accounting for retail price changes. We believe that the Company’s RIM provides an inventory valuation that reasonably approximates cost. Among others, two significant estimates used in inventory valuation are the level and timing of permanent markdowns (clearance markdowns used to clear unproductive or slow-moving inventory) and shrinkage. Amounts are charged to cost of sales at the time the retail value of inventory is reduced through the use of permanent markdowns.

Factors considered in the determination of permanent markdowns include current and anticipated demand, customer preferences, age of the merchandise, fashion and design trends and weather conditions. In addition, inventory is also evaluated against corporate pre-determined historical markdown cadences. When a decision is made to permanently markdown merchandise, the resulting gross margin reduction is recognized in the period the markdown is recorded. The timing of the decision, particularly surrounding the balance sheet date, can have a significant effect on the results of operations.

Vendor Rebates and Allowances

The Company receives various vendor-funded rebates and allowances through a variety of programs and arrangements intended to offset the Company’s costs of promoting and selling certain vendor products. These vendor payments are recorded as a reduction to the cost of merchandise inventories when earned and, thereafter, as a reduction of cost of sales, as the merchandise is sold. Up-front consideration received from vendors linked to purchases or other commitments is deferred until performance of the specified activity is deemed to be complete. The Company received $30.3 million, $29.2 million and $28.3 million in vendor rebates and allowances in fiscal 2010, fiscal 2009 and fiscal 2008, respectively. The Company received vendor rebates and allowances of $7.3 million and $7.0 million in the first quarter of fiscal 2011 and in the first quarter of fiscal 2010, respectively.

Goodwill and Intangible Assets Impairment

Goodwill

The Company does not amortize goodwill, but tests it for potential impairment on an annual basis in December of each year or whenever events or changes in circumstances indicate that its value may not be recoverable. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others, a significant decline in the Company’s expected future cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition and slower growth rates.

The Company’s goodwill resided in one reporting unit. The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. Potential impairment exists if the carrying amount of net assets, including goodwill, is greater than the fair value of net assets, which is based on the income approach using a calculation of discounted estimated future cash flows. The projection uses management’s best estimates of economic and market conditions over the projected period including growth rates in net sales, costs, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination.

During fiscal 2008, the Company recorded a goodwill impairment charge of $262.8 million and since then has no remaining goodwill.

Trade Name Asset Impairment

We review indefinite-lived trade name assets for impairment by comparing the carrying amount of the assets to the sum of undiscounted cash flows expected to be generated by the assets. Potential impairment exists if the carrying amount of trade names is greater than their fair value, which is determined using the relief from royalty method. We did not record any intangible asset impairment charges in any period presented in this Prospectus.

The use of different assumptions, estimates or judgments in our trade name asset impairment testing process, such as the estimated future cash flows of the asset and the discount rate used to discount such cash flows, could significantly increase or decrease the estimated fair value of the assets, and therefore, impact the related impairment charge. At the 2010 annual impairment test date, the above-noted conclusion that no indication of intangible asset impairment existed at the test date would not have changed had the test been conducted assuming: (1) a 100 basis point increase in the discount rate used to discount the aggregate estimated cash flows of our assets to their net present value in determining their estimated fair values (without any change in the aggregate estimated cash flows of our reporting unit), (2) a 100 basis point decrease in the terminal period growth rate without a change in the discount rate of the reporting unit, or (3) a 10 basis point decrease in the royalty rate applied to the forecasted net sales stream of our assets. If the decline in our net sales continues, this could have a material effect on our trade names valuation and could result in an impairment change.

The Company’s trade name assets, OSH and Orchard Supply Hardware, are not subject to amortization, as management expects the trade names to generate cash flows indefinitely.

The impairment analysis for trade names is performed as of the last day of the Company’s November accounting period each year.

Impairment of Long-Lived Assets

Long-lived assets, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying value of the asset exceeds the expected future cash flows expected to result from the use of the asset, on an undiscounted basis, an impairment loss is recognized. The impairment loss recognized is the excess of the carrying value of the asset over its fair value. The fair market value of these assets is determined using the income approach and Level 3 inputs, which require management to make estimates about future cash flows. We estimate the amount and timing of future cash flows based on historical experience and knowledge of the retail market in which each store operates. We do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate impairment losses of long-lived assets. The Company’s recorded asset impairment charges have not been and are not expected to be material. However, if actual results are not consistent with our estimates and assumptions used in the calculations, we may be exposed to losses that could be material.

Casualty Insurance Reserves

The Company has historically participated in Sears Holdings’ insurance programs, which has provided the Company with comprehensive insurance coverage. On February 25, 2008, the Company entered into its own insurance contracts for exposures incurred after that date with third-party insurance companies for a number of risks including workers’ compensation and general liability claims. The Company records insurance reserves based on the expected ultimate settlement value of claims filed and claims incurred but not yet reported. The Company’s estimated claim amounts are discounted using a risk-free rate based on the duration that approximates the expected period to settle such claims. The discount rate used was 4% in each of fiscal years 2010, 2009 and 2008. A 25 basis point change in the risk-free rate would change our reserve by less than $0.1 million. In estimating this liability, the Company utilized loss trend factors based on Company-specific data to project the future loss rate. Loss estimates are adjusted based upon actual claims settlements and reported claims. These projections are subject to a high degree of variability based upon future inflation rates, litigation trends, legal interpretations, benefit level changes, and claim settlement patterns.

Although the Company does not expect the amounts ultimately paid to differ significantly from its estimates, insurance reserves could be affected if future claim experience differs significantly from the historical trends and the actuarial assumptions.

Quantitative and Qualitative Disclosures about Market Risk

We face market risk exposure in the form of interest rate risk. These market risks arise from our debt obligations. We have no international operations. Our exposure to foreign currency fluctuations is not significant to our financial condition or results of operations.

Interest Rate Risk

All interest-rate derivative instruments are considered non-trading. At January 29, 2011, 80.3% of our total debt portfolio, including capital leases, was variable rate. Based on the size of this variable rate debt portfolio at January 29, 2011, which totaled approximately $271.5 million, an immediate 100 basis point change in interest rates would have affected annual pretax funding costs by $2.7 million.

BUSINESS

Our Business

We are a California specialty retailer primarily focused on the consumer segment of the home improvement market. Our stores are designed to appeal to convenience-oriented customers, whose purchase occasions are largely driven by their home repair, maintenance and improvement needs throughout the home, garden and outdoor living areas. As of April 30, 2011, we operated 89 full-service hardware stores in California. We opened four new stores in California within the past three years—one in 2010, two in 2009, and one in 2008. Our stores average approximately 43,600 square feet of enclosed space, plus approximately 8,300 square feet of nursery and garden area. Our stores carry a broad assortment of repair and maintenance, lawn and garden and in-home products.

We strive to provide our customers with best-in-class customer service by staffing our stores with knowledgeable managers and employees. We design our stores to be easy to shop, using lower profile shelving than is typically found in our larger warehouse home center competitors, and high visibility signage for ease of navigation.

We operate in one reportable segment and provide a merchandise mix which consists of various product categories. Our repair and maintenance category consists of plumbing, electrical, paint, tools, hardware, and industrial products. Our lawn and garden category consists of nursery, garden, outdoor power and seasonal products. Our in-home category consists mainly of our housewares and appliances products.

We also focus on the convenience-oriented purchases of the small professional customer. The professional customer’s convenience-oriented purchases are largely motivated by a need for incremental supplies and tools to complete construction projects.

Industry

The U.S. home improvement industry is an estimated $266 billion market consisting of the consumer and professional segments. We compete primarily in the $194 billion consumer segment where, according to the Home Improvement Research Institute, sales have grown during 2010 at a 3.4% average growth rate. The consumer segment of the U.S. home improvement industry is also expected to grow at a 5.6% compound annual growth rate from 2011 through 2015.

Competition

The home improvement industry in California is highly competitive and we are positioned between larger warehouse home center competitors and smaller independent hardware stores. We consider The Home Depot, Lowe’s, Ace Hardware and True Value as our primary competitors. Based on publically available information, we believe that in California each of The Home Depot, Ace Hardware and True Value currently has between two to three times as many stores as we do and that Lowe’s has, by number of stores, over 20% more stores in the state than we do. In addition, discount retailers such as Walmart, Target and Kmart, and multi-line retailers such as Sears Roebuck, compete with us in certain product areas. In addition, our garden centers compete against smaller local nurseries and Armstrong Garden Center in Southern California. Online and catalog businesses, which handle similar lines of merchandise, also compete with us.

Many of our competitors have a larger number of stores, substantially greater financial, distribution and marketing resources, larger market shares and a more widespread, national presence. Such factors may provide our competitors with greater financial resources to expand, grow and allow for stronger relationships and aggressive pricing with vendors and third party suppliers; however, we do have vendors for whom we are a large customer and we continue to leverage these relationships to improve our competitive advantage. We compete against the larger warehouse home centers and the discount and multi-line retailers on the basis of the convenient shopping experience we provide and by striving to provide better customer service than our competitors. We compete against the smaller independent hardware stores based on the breadth of our product offerings and on the basis of price.

Our Competitive Strengths

Our success depends on our ability to remain competitive with respect to our stores’ shopping convenience, the in-stock availability merchandise and superior customer service by knowledgeable sales professionals. The performance of our competitors, as well as a change in their pricing policies, marketing activities, new store openings and other business strategies, could have a material adverse effect on our business, financial condition and results of operations. We believe our competitive strengths are the following:

Our Stores Carry a Wide Variety of Merchandise.

We offer our customers a broad selection of products, including well-known consumer brand names, and we strive to offer high in-stock levels. A typical Orchard store offers a selection of repair and maintenance products comparable to larger warehouse competitors and carries more products than the typical smaller independent hardware store.

Each of our stores offers a wide selection of well known consumer brand names, such as 3M, Ames/Tru-Temper Tools, Black & Decker, Craftsman, DeWalt, Dickies, Dutch Boy, General Electric, Leviton, Makita, Milwaukee, Miracle-Gro, Moen, Quikrete, RainBird, Rubbermaid, Scotts, Stanley, Toro and Weber. Our private label brands typically generate higher gross profit margins than third-party brands and include Aqua Vista, Bridgewater, Orchard, OSH, Pacific Bay and Western Hawk; these private label brands also add to the distinctive nature of our product selection.

In addition, we believe our year-round lawn and garden categories are key in drawing customers to our stores and will provide a platform for our growth. While we believe participating in these categories better positions us to successfully compete against the larger warehouse home centers, it also acts as a competitive advantage over smaller independent retailers that typically do not carry the same breadth of assortment as we do in these categories. We believe our lifetime plant guarantee policy also drives customer loyalty.

We Stock High Margin Product Categories.

While our stores offer a wide range of merchandise, in contrast to our larger warehouse home center competitors, we stock repair and maintenance products, not construction materials that typically yield lower gross margins and requires a substantial amount of selling space. Our limited offerings in these areas allow us to dedicate valuable selling space to higher-margin items which meet the needs of our convenience-oriented customers.

Our Stores Are Easy to Navigate and Convenient to Shop.

To facilitate the shopping experience, our stores are generally designed in a conventional format using lower profile shelving and higher visibility signage than is usually found in our larger warehouse home center competitors, which are typified by warehouse racking and over-stacked aisles. Customers can generally view the majority of our store upon entering, helping them to easily and quickly locate items. Related departments are generally located adjacent to each other, and most merchandise is displayed according to centrally developed floor plans that are designed to optimize space utilization. Product labels and descriptive signage assist customers in easily identifying merchandise. In addition, we strive to select store sites that are easily accessible, conveniently located and have ample parking capacity. These features are intended to provide customers with a comfortable and convenient shopping environment.

We Strive to Deliver Outstanding Customer Service and Value Added Services.

We believe that our customers associate us with providing outstanding customer service and attractive value added services. We drive customer loyalty by striving to deliver outstanding customer service, a broad selection of products and high in-stock levels through friendly, experienced and knowledgeable sales people and store managers. Many of our in-store personnel have repair experience and our associates pass written tests on store policies and products in their respective departments. In addition, we offer repair services on gas outdoor power products through our Eager Beaver Engine House, which we believe distinguishes us from many of our competitors. We also provide pickup and delivery services.

We Have an Experienced Management Team and Store Leadership

We have recruited an experienced executive management team with the objective of increasing our profitability and stimulating our growth. Our executive management team has an average of over 18 years of retail related experience and an average of 8 years in the home improvement industry.

Our executive management is supported by what we believe is one of the more stable and experienced groups of store-level managers in the industry. The average tenure of an Orchard store manager is approximately 15 years. In addition, we believe that we have a pool of highly qualified assistant store managers who are experienced and ready to become store managers as we continue to expand. The average tenure for an assistant store manager with Orchard is approximately 10 years.

Our stores are generally open seven days per week. Depending on the size and sales volume of the store, the total number of personnel at a particular store varies from about 35 to 105, with about 10 to 35 of whom are full-time employees. Our stores are operated by store managers, who report to one of eight district managers. Our store managers are responsible for day-to-day store operations, subject to operating procedures established at our store support center. A typical store is staffed with a store manager, two assistant managers and seven department leads.

Our Vision and Strategy

We plan to continue to enhance our competitive position, grow our business and increase our net sales and profitability. Key components of our growth strategy are as follows:

Increase Net sales through Enhanced Marketing and Merchandising. We are focused on developing new marketing initiatives to increase the number of customers and frequency of customer visits in our stores as well as increase the average amount of time they spend in our stores. Our marketing initiatives include a new campaign to improve our brand awareness, which involves beginning to standardize the look and feel of our stores as well as how we communicate our “Orchard Supply Hardware” brand, and continuing to more efficiently utilize our advertising expenditures to better communicate our value proposition to our target customers. We continually test new marketing offers and media to optimize our return on investment on our advertising programs.

We focus on offering the complete solution for customers to satisfy their home repair and maintenance, lawn and garden needs. Our merchandising initiatives are focused on enhancing our in-store merchandising and store layouts to drive incremental revenue and improve gross margin performance. For example, we have added “off-shelf” merchandise, stocked with relevant accessories that tend to be low-price, high-margin impulse purchases at the end of each aisle and rearranged our store layout to improve cross-selling across departments.

Improve Gross Margin Performance. We are continually focusing on various initiatives intended to improve our gross margin performance, including accelerated line reviews, increasing our private label offerings and expanding the sourcing of merchandise from overseas. Our line reviews are focused on enhancing the overall quality and value proposition of our merchandise through targeted negotiation with our vendors. We continually identify product lines for review and work with our vendors to strive for the best possible quality, pricing and terms for a particular product category. In keeping with the industry trend, our private label products typically generate higher profit margins compared to similar national brands. We believe our private label merchandise provides our customers with high quality products at excellent values and therefore allows us to compete effectively in the market. For fiscal 2010, private label sales accounted for approximately 6% of our total net sales.

Provide Multiple Sales Channels. In today’s competitive environment it is essential that we offer our customers the convenience of shopping for our products through multiple channels. As such, we launched our E-commerce website with approximately 7,000 products in late 2010. In 2011, our goal is to continue to expand the number of products offered on the site which we believe will drive future revenue growth.

Expand Our Store Base. We believe that we are positioned to leverage our competitive advantages and grow our store base over the long term. We target densely populated markets and sites adjacent to existing retailers that create a high traffic retail corridor that is attractive to customers. We continue to identify expansion opportunities in California and we believe that California offers a compelling opportunity for retailers based on its favorable demographic composition and expanding market potential.

Our near term store expansion is predicated on leveraging our brand equity in markets where we currently have a well established presence. We expect to continue expanding into Northern and Southern California and we are contemplating expanding beyond California into contiguous states. We believe that our brand equity and market presence in the San Francisco Bay Area and Central Valley regions will allow us to leverage our existing advertising awareness and economics of scale in these markets and open successful stores in a relatively short timeframe. We believe that the Southern California market presents our biggest expansion opportunity within California. With significantly increased store penetration in Southern California, we believe that we will develop better economies of scale and improved customer awareness in that market.

We developed a new store prototype in both our Clayton and Santa Rosa stores that we believe will provide an enhanced and more enjoyable shopping experience for our customers, which we expect to integrate into future store openings and into existing stores.

Offer Competitive Pricing. We employ a value driven pricing strategy. We continually review our pricing strategy through routine competitor price checks. Everyday prices are complemented by periodic off price item promotions and storewide discount events like “We Pay the Sales Tax” weekends. Additionally, “Dollar Days” events featuring low priced products are employed to underscore our value pricing. To reassure our customers that they cannot overpay at Orchard stores and to compete with low price competitors, we have a “Match Any Price” policy.

Our Products and Suppliers

Our focus on the repair, maintenance and improvement needs of convenience-oriented customers drives our merchandise selection. Our merchandise mix is offered through various product categories each of which represents from 2% to 15% of our fiscal 2010 revenue. Our three major revenue generating categories in 2010 were seasonal, plumbing and garden and our three smallest were appliances, outdoor power and industrial. Appliance net sales are limited as we do not sell appliances at every store location. In 2010, we expanded the number of stores which sell appliances from 19 to 34 locations. Our goal is to offer our customers a large selection of brands and products within each of our product categories.

We maintain excellent relationships with our nearly 2,000 vendors and greatly value our long-standing partnerships. In 2010, our largest supplier accounted for 3.5% of our merchandise and our top ten suppliers accounted for approximately 24.4% of our total purchases. Most of our merchandise is available from multiple suppliers and the loss of any single one would not materially impact our business.

We believe our merchandising program effectiveness is enhanced by systematically sharing point-of-sale and inventory data with many suppliers. Vendors provide substantial financial support that allows us to partially mitigate costs associated with marketing, product liquidation, merchandise program rollouts, full store resets and new store openings. In-store support, such as associate training, order placement, merchandise layout and maintenance is routinely provided by vendors.

Seasonality

We experience seasonal fluctuations in our net sales and operating results and historically have realized a significant portion of our net sales and earnings for the year in the spring, primarily during our second fiscal quarter. In 2009 and 2010, we generated 29% and 30% of our net sales in the second fiscal quarter, respectively. Thus, lower than expected second quarter net sales could have an adverse impact on our annual operating results.

Distribution and Systems Infrastructure

A majority of our orders from our stores are filled by our distribution facility and 40,000 square foot warehouse, both located in Tracy, California which process and deliver orders to all of our stores. Our distribution center stocks the majority of products that are offered in our stores and cross-docks additional products to provide our stores with approximately 63% of our merchandise needs. The remainder of our merchandise, including all of our live goods, comes directly from our vendors or distributors to our stores. We operate a private fleet of 25 leased tractors and 162 owned and leased trailers to deliver merchandise to most of our Northern California stores. We contract with a third party common carrier to deliver our merchandise to selected coastal and more distant Northern California and Southern California stores.

Our distribution system allows our stores to perform key services and to promote efficient store operations. For example, our distribution system allows store department managers to place emergency orders to quickly replenish fast selling merchandise. We also use a two-way transportation system that assists us in minimizing non-selling space and markdowns by eliminating unproductive inventory and logistics related materials.

We utilize a computerized point-of-sale system, which supports an in-store system, which in turn supports a purchase order management system. Our in-store system integrates store sales, credit, inventory and data collection systems. Our point-of-sale system includes enhanced systems for check verification and acceptance, and provides alternative pay choices, including most nationally recognized financial institution debit and credit cards. Each store is linked to our host computer, which provides efficiencies in data transfers to the store support center. The in-store system is coupled with the point-of-sale system and processes transmitted store orders. In addition, we are in the process of implementing a new automated replenishment system in 2010, which we believe will reduce future inventory costs and logistics and improve the in store availability of our products.

Employees

As of April 30, 2011 we had approximately 5,500 employees, approximately 35% of whom were full-time employees. None of our employees are unionized. We believe that we have an excellent working relationship with our employees and we have never experienced an interruption of business as a result of labor disputes.

Facilities and Store Locations

As of April 30, 2011 we operated 89 retail stores, one appliance center (owned), one distribution center (owned) and one store support center (leased). Of the 89 retail stores, we own 14 stores and lease 75 stores, six of which are situated on ground leases. Nineteen of our locations (composed of our 14 owned retail locations, four ground leases and the distribution center) are collateralized pursuant to our $50.0 million real estate secured term loan agreement.

We intend to cease operations at one store that we lease and our owned appliance center during fiscal 2011. Management plans to sell our appliance center thereafter. We intend to open a new store in a nearby location in fiscal 2011.

We believe that our facilities are well maintained and are sufficient to meet our current and projected needs. We review leases that will expire in the short term in order to determine the appropriate action to take with respect to them.

Intellectual Property

We have registered a number of trademarks and service marks in the United States including OSH®, ORCHARD SUPPLY HARDWARE®, BRIDGEWATER®, OSH ORCHARD SUPPLY HARDWARE®, WESTERN HAWK® ® and PACIFIC BAY®. We have 12 trademark registrations pending. Generally, our right to use our trademarks and service marks continues so long as we use them.

We believe that our trademarks and service marks are material to our success and are important to building our name recognition.

Environmental Matters

Item 103 of SEC Regulation S-K requires that we disclose legal proceedings to which the Company and a governmental authority is a party and that arise under laws dealing with the discharge of materials into the environment or the protection of the environment, if the proceeding reasonably involves potential monetary sanctions of $100,000 or more. Disclosure also is required as to any such proceedings known by us to be contemplated by governmental authorities. In that connection, we note that we have received a notice of violation from the California South Coast Air Quality Management District (“SCAQMD”) alleging that Orchard stores that are located in the SCAQMD jurisdiction sold architectural coating products that exceed the current SCAQMD limitations on volatile organic compounds.

We are currently negotiating toward a resolution of this matter and do not expect it to have a material impact on our operations. During fiscal 2010, compliance with federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to the protection of the environment did not have a material effect on capital expenditures.

Legal Proceedings

Save Mart Supermarkets v. Orchard Supply Hardware LLC—On April 1, 2011, a judgment was entered against us in the case of the Save Mart Supermarkets v. Orchard Supply Hardware LLC, in California Superior Court in Fresno, California. Save Mart obtained a $5.1 million verdict on claims of breach of contract and breach of the implied covenant of good faith relating to the termination by Orchard Supply Hardware LLC of a contract for the lease of a store to be built by Save Mart. On August 24, 2011, the Company entered into a settlement agreement with Save Mart to satisfy the $5.1 million judgment, release the Company of all liabilities, and waive all rights of appeals by both parties. The settlement includes three parts: 1) a $0.5 million cash consideration paid to Save Mart, 2) the amendment and extension of an existing lease between Save Mart and the Company for a store unrelated to the one originally in dispute and 3) the lease of a new property to the Company. As of April 30, 2011, we had recorded a $5.1 million reserve for this matter. The Company estimates that this liability will be reduced by approximately $1.0 million to $2.0 million as a result of the settlement.

We are from time to time subject to class action claims of wage and hour violations. These claims generally seek monetary damages including back pay and statutory penalties, injunctive relief, or both. If a class were certified in one of these cases, an unfavorable judgment or settlement might be material. Based on the information available to us at this time, we do not believe that it is reasonably possible that a material loss will occur as a result of any such cases that may be currently pending.

In addition, we are from time to time subject to claims of employment discrimination, unlawful employment practices and other Americans with Disabilities Act claims. These claims have not involved members of senior management and do not ordinarily involve damage claims that are material to our business.

In the ordinary course of business, we are subject to product liability litigation as a result of the sale of certain products, including products that have included asbestos. We are currently a party in two such cases, both pertaining to asbestos. These asbestos cases are early in the proceedings and it is not currently possible to evaluate the likelihood of an unfavorable outcome and not, therefore, possible to estimate with any degree of certainty any range of possible loss. However, in similar litigations we have been routinely dismissed and in those cases that Orchard has settled, the settlement has not been material.

We are subject to various legal and governmental proceedings arising out of the ordinary course of business. We believe we have valid defenses with respect to proceedings pending against us. Nevertheless litigation is inherently unpredictable and any proceedings, claims or regulatory actions against us, whether meritorious or not, may be time consuming, result in significant legal expenses, require significant amounts of management time, result in the diversion of significant operational resources, require changes in our methods of doing business that could be costly to implement, reduce our net sales, increase our expenses, require us to make substantial payments to settle claims or satisfy judgments, require us to cease conducting certain operations or offering certain products in certain areas or generally, and otherwise harm our business, results of operations, financial condition and cash flows, perhaps materially.

Defending the aforementioned lawsuits requires significant management attention and financial resources. The costs required to defend these lawsuits are unpredictable and vary from year to year. In the past, these sums have been material.

Our Relationship with Sears Holdings

We were originally formed as a purchasing cooperative by a group of farmers in California’s Santa Clara Valley. We opened for business in March 1931 with a single store in San Jose, California and we were incorporated in Delaware on March 31, 1989. In 1996, we were acquired by Sears Roebuck and we are currently an indirect majority owned subsidiary of Sears Holdings. Sears Holdings is the parent company of Sears Roebuck and Kmart Holding Corporation. Immediately following the spin-off, Sears Holdings shareholders will own 100% of the outstanding shares of our Class A Common Stock and Preferred Stock. ESL Investments, Inc. and affiliated entities (“ESL”) will own approximately 61% of our outstanding Class A Common Stock, representing approximately 61% of Class A Common Stock voting power and 49% of the voting power of our outstanding capital stock, and ESL will own approximately 61% of our outstanding Preferred Stock, which is our outstanding nonvoting capital stock. After the spin-off, we will operate as a publicly traded company independent from Sears Holdings.

Before the Distribution, we will enter into the Distribution Agreement and other agreements with Sears Holdings to effect the Distribution and provide a framework for our relationship with Sears Holdings after the Distribution. These agreements will govern the relationship between Sears Holdings and us subsequent to the completion of the spin-off and provide for the principal steps to be taken in connection with the spin-off and other matters. For a detailed description of these agreements, see “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings” in this Prospectus.

Corporate Information

We were incorporated in Delaware on March 31, 1989. We conduct substantially all our operations through our wholly owned subsidiary, Orchard Supply Hardware LLC. Our principal executive offices are located at 6450 Via Del Oro, San Jose, California 95119 and our telephone number is (408) 281-3500. Our website address is www.osh.com.

MANAGEMENT

Directors and Executive Officers Following the Distribution

The following table sets forth information regarding the individuals who are currently expected to serve as our executive officers following the Distribution and their anticipated titles following the Distribution. All of these individuals are currently employees of Sears Holdings or its subsidiaries. After the Distribution, none of these individuals will continue to be employees of Sears Holdings. Additional executive officers may be appointed prior to the Distribution and information concerning those executive officers will be included in an amendment to this Prospectus. We are in the process of identifying the individuals who will be our directors following the spin-off, and we expect to provide details regarding these individuals in an amendment to this Prospectus.

Name	Age	Position with Orchard
Mark R. Baker	53	Chief Executive Officer, President and Director
William C. Robertson	36	Senior Vice President, Chief Financial Officer and Treasurer
Steven L. Mahurin	51	Executive Vice President, Merchandising
Stephen W. Olsen	39	Senior Vice President, Supply Chain, IT and Chief Strategy Officer
Thomas J. Carey	53	Senior Vice President, Chief Marketing Officer
David I. Bogage	57	Senior Vice President, Human Resources
Mark A. Bussard	46	Senior Vice President, Operations
Roger L. Smith	65	Vice President, Real Estate, General Counsel and Secretary

MARK R. BAKER: Chief Executive Officer, President and Director.

Mr. Baker has been President and Chief Executive Officer and a Director of Orchard since March 2011. Mr. Baker served as President and Chief Operating Officer of The Scotts Miracle-Gro Co., a leading manufacturer and marketer of branded consumer lawn and garden products, from September 2008 to October 2010. He served as Chief Executive Officer and President of Gander Mountain Company, an outdoor retailer specializing in hunting, fishing and camping gear, from September 2002 to September 2008. Prior to Gander Mountain Company, Mr. Baker served as Chief Merchandising Officer and Executive Vice President of Merchandising at The Home Depot, Inc. from October 2000 to 2001. From June 1999 to October 2000, he served as Group President and Senior Vice President of Merchandising at The Home Depot. From 1997 to 1999, he served as President of the Midwest Division at The Home Depot. From 1992 to 1996, Mr. Baker served as Executive Vice President of Merchandising at HomeBase, Inc. He was Vice President of Merchandising and Marketing of Scotty’s Home Improvement Centers from 1988 to 1992. Prior to Scotty’s Home Improvement Centers, Mr. Baker held various management positions for Knox Hardware and Lumber from 1980 to 1988. He has been a Director of Orchard Supply Hardware since March 2011. He served as a Director of The Scotts Miracle-Gro Co., from January 2004 to October 2010. Mr. Baker was a Director of Gander Mountain Company from April 2004 to September 2008 and currently serves as a Director of Andersen Windows, a private company.

Mr. Baker brings extensive operational leadership and merchandising experience within the home improvement retail industry to our Board of Directors. As President and Chief Operating Officer of Scott’s Miracle-Gro and Chief Executive Officer and President of the Gander Mountain Company, Mr. Baker gained extensive experience in supervising finance, supply-chains, merchandising and real-estate functions in consumer-facing retail companies. In addition, Mr. Baker brings to our Board of Directors his experience in managing and acting as a director of a publicly traded company as well as experience as a director of private retail companies.

WILLIAM C. ROBERTSON: Senior Vice President, Chief Financial Officer and Treasurer

Mr. Robertson joined Orchard in March 2007 as Vice President, Controller. In May 2008, he was promoted to Vice President, Chief Financial Officer and then subsequently promoted to Senior Vice President, Chief

Financial Officer and Treasurer in January 2009. Previously, Mr. Robertson was the Director of Finance and Treasury at Hines Horticulture, a leading national operator of commercial nurseries, from 2004 to 2007. He also served as Assistant Corporate Secretary and as a member of the Internal Disclosure and Sarbanes Oxley Committees of Hines Horticulture. Prior to 2004, Mr. Robertson held various roles of increasing responsibility with Axcelerant, Inc., Core, Inc. and Kieckhafer, Schiffer & Company LLP.

STEVEN L. MAHURIN: Executive Vice President, Merchandising

Mr. Mahurin joined Orchard on May 1, 2011 as Executive Vice President, Merchandising. Mr. Mahurin served as Executive Vice President of Merchandising for Office Depot Incorporated, a multi-channel office supply and technology retailer and distributor, from March 2008 until April 2011. From March 2004 until March 2008, Mr. Mahurin served as Senior Vice President, Chief Merchandising Officer for True Value Company, a $2 billion hardware cooperative. He served as Vice President of Merchandising and Marketing at Golf and Tennis Pro Shop, Incorporated, a golf and tennis superstore retailer, from September 2002 to February 2004. From July 1989 until March 2002, Mr. Mahurin worked for The Home Depot where he held a number of ever increasing senior management roles ultimately serving as a Senior Vice President of Merchandising.

STEPHEN W. OLSEN: Senior Vice President, Supply Chain, Information Technology and Chief Strategy Officer

Mr. Olsen joined Orchard in June 2010 as Senior Vice President, Merchandising. In April 2011, Mr. Olsen was promoted to Senior Vice President, Supply Chain, Information Technology and Chief Strategy Officer. Previously, Mr. Olsen served as Vice President of Merchandising, Supplies at Office Depot, Inc., a global supplier of office products and services, from 2004 to May 2010, where he was responsible for retail, catalog, online and contract channels. From 1996 to 2004, Mr. Olsen held various positions of increasing responsibility ultimately serving as a Senior Manager at Accenture plc.

THOMAS J. CAREY: Senior Vice President, Chief Marketing Officer

Mr. Carey joined Orchard in July 2007 as Vice President and Chief Marketing Officer, he was promoted to Senior Vice President and Chief Marketing Officer in August 2009, responsible for marketing, advertising, branding and public relations. From 2003 to 2007, Mr. Carey served as Senior Vice President of Marketing for West Marine, Inc., the world’s largest boating supply retailer. From 2002 to 2003, Mr. Carey served as Senior Vice President of Marketing and Advertising for Goody’s Family Clothing. Mr. Carey was Senior Vice President of Marketing for Sunglass Hut International from 1999 to 2001. Additionally, Mr. Carey served in various executive roles at Bloomingdale’s, Inc. from 1997 to 1999, and Builders Square, Inc. from 1994 to 1997. Prior to his retail experience, Mr. Carey spent 12 years from 1982 to 1994 with various marketing and advertising agencies, including Ogilvy & Mathers, N.W. Ayer Advertising, Young & Rubicam Advertising, and MARS Communication.

DAVID I. BOGAGE: Senior Vice President, Human Resources

Mr. Bogage joined Orchard as Senior Vice President of Human Resources in April 2011. Mr. Bogage served as Senior Vice President, Talent and Organizational Development of The Scotts Miracle-Gro Co., a leading manufacturer and marketer of branded consumer lawn and garden products, from February 2009 to January 2011. He served as Senior Vice President, Human Resources and Organizational Development for The Haskell Company from August 2003 to March 2008. He served as Vice President, Human Resources at The Home Depot, Inc. from 1994 to 2003.

MARK A. BUSSARD: Senior Vice President, Operations

Mr. Bussard joined Orchard of Senior Vice President, Operations in June 2011. From October, 1994 until October, 2010 Mr. Bussard served in ever increasing leadership roles with Gander Mountain, a retail industry leader in hunting, fishing, camping equipment and outdoor apparel ultimately becoming the Senior Vice President of Retail Sales. From 1989 until 1994, Mr. Bussard served in various management roles with Quality Farm and Fleet, a retail chain of stores offering home improvement, agriculture, lawn and garden maintenance, and livestock, equine and pet care products.

ROGER L. SMITH: Vice President, Real Estate, General Counsel and Secretary

Mr. Smith joined our parent, Sears Roebuck, in 2001 and served as Assistant General Counsel, Automotive providing guidance and oversight for Sears Automotive Group. He was promoted to Associate General Counsel of Sears Roebuck in October 2003 providing support for merchandising, commercial sales and other specialty retail businesses. In November 2007, Mr. Smith became Vice President, General Counsel and Secretary of Orchard, responsible for all legal affairs. In March 2008, he was promoted to Vice President, Real Estate, General Counsel and Secretary of Orchard.

Board Structure

Our board of directors currently consists of six directors. At the time of the Distribution, we expect to have an appropriate number of independent members on our board of directors as required by the federal securities laws and the rules of the NASDAQ Capital Market. All of our directors will stand for election at each annual meeting of our shareholders. There are no family relationships among any of our directors or executive officers.

Committees of the Board

We expect that, prior to the Distribution, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a governance committee.

Audit Committee

The duties and responsibilities of the Audit Committee will be set forth in its charter available on our website, and we expect they will include the following:

•	to oversee the quality and integrity of our financial statements and our accounting and financial reporting processes;

•	to prepare the audit committee report required by the SEC in our annual proxy statements;

•	to review and discuss with management and the independent registered public accounting firm our annual and quarterly financial statements;

•	to review and discuss with management and the independent registered public accounting firm our earnings press releases;

•

to appoint, compensate and oversee our independent registered public accounting firm, and pre-approve all auditing services and non-audit services to be provided to us by our independent registered public accounting firm;

•	to review the qualifications, performance and independence of our independent registered public accounting firm; and

•

to establish procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

At the time of listing on the NASDAQ Capital Market, at least one member of the audit committee will be “independent,” as defined under and required by the rules and regulations of the SEC and the NASDAQ Capital Market, including Rule 10A-3(b)(1) under the Securities and Exchange Act of 1934, as amended (the “Exchange

Act”), and we expect that one member will be the “audit committee financial expert” as defined under and required by the rules and regulations of the SEC and the NASDAQ Capital Market. A majority of the members of the committee will be “independent” within 90 days of listing on the NASDAQ Capital Market and all members will be independent within one year of listing on the NASDAQ Capital Market.

Our board of directors will adopt a written charter for the audit committee prior to the completion of this Distribution which will be available on our website.

Compensation Committee

The duties and responsibilities of the compensation committee will be set forth in its charter available on our website, and we expect they will include the following:

•	to determine, or recommend for determination by our board of directors, the compensation of our chief executive officer and other executive officers;

•	to establish, review and consider employee compensation policies and procedures;

•	to review and approve, or recommend to our board of directors for approval, any employment contracts or similar arrangement between the company and any executive officer of the company;

•

to review and discuss with management the Company’s compensation policies and practices and management’s assessment of whether any risks arising from such policies and practices are reasonably likely to have a material adverse effect on the Company; and

•	to review, monitor, and make recommendations concerning incentive compensation plans, including the use of stock options and other equity-based plans.

At the time of listing on the NASDAQ Capital Market, at least one member of the committee will be “independent.” A majority of the members of the committee will be “independent” within 90 days of listing on the NASDAQ Capital Market and all members will be independent within one year of listing on the NASDAQ Capital Market.

Corporate Governance and Nominating Committee

The duties and responsibilities of the corporate governance and nominating committee will be set forth in its charter available on our website, and we expect they will include the following:

•

to recommend to our board of directors proposed nominees for election to the board of directors by the shareholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between shareholder meetings;

•	to make recommendations to the board of directors regarding corporate governance matters and practices; and

•	to recommend members for each committee of the board of directors.

At the time of listing on the NASDAQ Capital Market, at least one member of the committee will be “independent.” A majority of the members of the committee will be “independent” within 90 days of listing on the NASDAQ Capital Market and all members will be independent within one year of listing on the NASDAQ Capital Market.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Additional information concerning transactions between us and entities affiliated with members of the compensation committee is included in this Prospectus under the heading “Related Party Transactions.”

Code of Ethics

We expect that prior to the completion of the Distribution our board of directors will adopt a code of ethics applicable to our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and other senior officers, in accordance with applicable rules and regulations of the SEC and the NASDAQ Capital Market. Our code of ethics will be available on our website.

Corporate Governance Guidelines

We expect that our board of directors will adopt a set of corporate governance guidelines that sets forth our policies and procedures relating to corporate governance. Our corporate governance guidelines will be available on our website.

COMPENSATION OF DIRECTORS

We will be providing certain information relating to the compensation of our directors in an amendment to this Prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

For fiscal 2010, the following individuals were our Named Executive Officers (“NEOs”) and were employed directly by us in such capacity: (i) our former Chief Executive Officer, (ii) our former Chief Administrative Officer who served as our principle executive officer through the hiring of our current President and Chief Executive Officer in March 2011, (iii) our Chief Financial Officer and (iv) the three other most highly compensated executive officers who were serving as executive officers on January 29, 2011.

•	Robert M. Lynch, former President and Chief Executive Officer, or CEO, (whose employment with us ended on December 27, 2010);

•	Allen R. Ravas, former Chief Administrative Officer (who commenced employment with us on December 20, 2010 and ended employment with us on April 26, 2011);

•	William C. Robertson, Senior Vice President, Chief Financial Officer and Treasurer;

•	Stephen W. Olsen, Senior Vice President, Supply Chain, IT and Chief Strategy Officer (formerly Senior Vice President, Merchandising, who commenced employment with us on June 28, 2010);

•	Thomas J. Carey, Senior Vice President, Chief Marketing Officer; and

•	John S. Beasley, III, former Senior Vice President, Retail Operations and Administration (whose employment with us ended on April 16, 2011).

Effective March 7, 2011, Mark R. Baker became our President and Chief Executive Officer. In connection with the Distribution, Mr. Baker will be designated as an executive officer for securities law reporting purposes. However, in accordance with SEC regulations, since Mr. Baker was not an executive officer as of the end of the most recent fiscal year for which compensation information is being presented, he is not an NEO for fiscal 2010.

Overview of Compensation Objectives and Philosophy

Prior to the Distribution, we have been a majority-owned indirect subsidiary of Sears Holdings and our approach to executive compensation has been focused on providing total cash compensation commensurate with the levels necessary to attract and retain senior-level executives within our industry, as well as providing equity-based compensation that aligns the interests of our executive team with those of our shareholders.

Historically, we have generally not used, and have not had the need to use, many of the more formal compensation practices and policies employed by publicly traded companies subject to the executive compensation disclosure rules of the SEC and Section 162(m) of the Internal Revenue Code (the “Code”). We have not had, and currently do not have, a separate compensation committee to administer our executive compensation arrangements. However, we intend to establish a compensation committee concurrently with the Distribution that will be responsible for setting policies for executive compensation and administering all cash-based and equity-based plans and programs for our senior management.

Compensation Determination Process

Our board of directors, along with our former Chief Executive Officer and our former Vice President, Human Resources, have historically been responsible for making compensation decisions for our NEOs except that our former CEO’s compensation was determined exclusively by our board of directors. Our board of directors has relied on, and will continue to rely on, its judgment in making compensation decisions after reviewing factors including, but not limited to, our performance (including our short- and long-term strategies and current economic and market conditions) and evaluating an executive’s performance during the year against our overall strategic goals and generally assessing an executive’s leadership qualities, business responsibilities, career with us, current compensation arrangements and long-term potential to enhance our value.

Our main objective in establishing compensation arrangements has been and will be to set criteria that are consistent with our business strategies. Generally, in evaluating performance, we have and will continue to review the following criteria:

•	Strategic goals and objectives, such as profitability;

•	Individual management objectives that relate to our strategies; and

•	Achievement of specific operational goals of the executive officers.

Our executive compensation programs and policies have and will continue to depend on the position and responsibility of each executive officer and will remain consistent with our objectives. However, we do not specifically weigh these goals and objectives in our assessment of executive compensation arrangements, and we may not rely on these goals exclusively in making compensation decisions. We have designed our compensation packages to not only reward past performance, but also to proactively encourage long-term future performance through a combination of cash and equity incentive awards.

Role of Our Chief Executive Officer in Compensation Decisions

The compensation package of our former Chief Executive Officer and of our former Chief Administrative Officer was determined as a result of arm’s length negotiations with our board of directors at the time each of them commenced employment with us. Compensation for the other NEOs was determined by our former Chief Executive Officer and our former Vice President, Human Resources, and approved by our board of directors.

Generally, the compensation packages of our NEOs are determined at levels commensurate with each executive’s position and scope of responsibilities with us. While our board of directors, our former Chief Executive Officer and our former Vice President, Human Resources took into consideration various factors as noted above (none of which was individually weighted) in determining our executive compensation packages, no specific methodology or decision-making process was utilized in making such decisions. In addition, the compensation packages for our newly hired NEOs were generally the product of arm’s length negotiations with each such NEO.

Following the completion of the Distribution, the compensation committee will administer our executive compensation plans and programs and make all determinations with respect to the compensation of our NEOs.

Compensation Strategies and Use of Peer Groups

We have not historically utilized specific peer groups or formal benchmarking in determining the compensation packages for our NEOs. Instead, compensation was determined based on the factors as discussed above, including (i) each executive’s performance, (ii) our financial performance, (iii) current economic and market conditions, and (iv) our general knowledge of the market for executive talent. In addition, we reviewed aggregated compensation data from pre-selected compensation surveys utilized by Sears Holdings in setting compensation ranges for its workforce to assist us in negotiating the compensation packages of newly hired executives, as well as in connection with executive promotions.

Components of our Executive Compensation Program

The key components of our executive compensation program are:

•	Base salary;

•	Short-term cash incentives;

•	Long-term equity incentives;

•	Severance benefits; and

•	Other benefits.

We did not and do not currently have formal policies relating to the allocation of total compensation among the various elements of compensation. However, the more senior the position an executive holds, the more influence he has over our financial performance, and for this reason, our former Chief Executive Officer (Mr. Lynch) received a greater amount of total cash compensation than our other NEOs. He also received equity-based awards of higher value than were awarded to other NEOs to reflect his status and level of responsibility within our organization and his enhanced ability to drive our overall financial performance.

Base Salary

We set base salaries to reflect each NEO’s performance and experience, the executive’s expected future contributions to our Company, the responsibilities, impact and importance of the position within our Company, internal pay equity and competitive pay research. The timing and amount of base salary increases depends on each NEO’s past performance, promotion and other changes in responsibilities, expected future contributions and current market competitiveness. However, none of the foregoing factors received a specific weighting in the compensation decision-making process. Rather, they were used as overall guidelines in determining the appropriate levels of compensation needed to retain and incentivize our NEOs to remain with us and to grow our portfolio base and future profitability. In making their decisions regarding each NEO’s base salary, our former Chief Executive Officer (Mr. Lynch) and our former Vice President, Human Resources relied on their general knowledge and business experiences in our industry, without using any formal peer group analysis or analysis of any specific group of competing companies, but did utilize the Sears Holdings compensation market data described above from time to time. The compensation package of NEOs hired during fiscal 2010 was determined pursuant to arm’s length negotiations with such NEOs.

For fiscal 2010, the annual base salary of each of our NEOs was as follows:

Named Executive Officer	FY2010 Base Salary
Robert M. Lynch	$450,000
Allen R. Ravas	$450,000
William C. Robertson	$260,000
Stephen W. Olsen	$350,000
Thomas J. Carey	$334,800
John S. Beasley, III	$269,241

Except for Mr. Robertson and Mr. Ravas, whose base salaries were increased to $284,200 and $475,000, effective May 8, 2011 and April 26, 2011, respectively, none of our NEOs received salary increases for fiscal 2011, as our board of directors determined that the level of base salaries remains appropriate for purposes of retaining and incentivizing our executives in light of our current performance and overall economic conditions.

Short-Term Cash Incentives

Each of our NEOs participates in our annual cash incentive plan, or Annual Incentive Plan, along with other members of our management. The Annual Incentive Plan is intended to provide performance-based cash compensation designed to reward our executives for their contribution to our fiscal performance. The NEOs are eligible to earn bonuses under the Annual Incentive Plan based on our achievement of financial performance objectives. The financial metrics used in our Annual Incentive Plan for fiscal 2010 include EBITDA, revenue, gross margin, rate of inventory turn and payroll expenses as a percentage of sales. Productivity measures of rate of inventory turn to plan and payroll expenses as a percentage of sales were assigned to specific NEOs based on their role within the organization and ability to influence the metric. In addition, the minimum threshold for EBITDA must be met for the other metrics to achieve a payout so that NEO’s continue to maintain focus on EBITDA along with the productivity metric.

We strive to set annual incentive compensation targets that are achievable only through strong financial performance, believing that this motivates our executives and other participants to deliver ongoing value creation, while allowing the Company to attract and retain a highly talented senior leadership team. Incentive award targets are established as a percentage of base pay that are based on the level of responsibility and position within the company and external market competitiveness. The incentive award targets are reviewed and approved by the by the Board of Directors annually.

The Board of Directors uses EBITDA as the primary profitability measure for establishing the required level of financial performance that must be achieved for management and executive annual incentive compensation purposes. The EBITDA goals for the annual incentive plan are set by the Board of Directors based upon factors including, but not limited to, competitive business dynamics in the markets in which we operate, anticipated business unit growth, anticipated cost synergies and budget projections.

For purposes of the Annual Incentive Plan, EBITDA is calculated as net income after adding back income taxes, depreciation and amortization, interest expense, stock-based compensation, rent equalization, loss on fixed assets, disposals and other one-time restructuring charges. Under the Annual Incentive Plan for fiscal 2010, the threshold, target and maximum bonus potential for our NEOs was as follows:

Executive Officer	Threshold Bonus Potential (90% of Plan) (% of Base Salary)	Target Bonus Potential (100% of Plan) (% of Base Salary)	Maximum Bonus Potential (125% of Plan) (% of Base Salary)
Robert M. Lynch	45%	75%	150%
Allen R. Ravas	45%	75%	150%
William C. Robertson	30%	50%	100%
Stephen W. Olsen[1]	30%	50%	100%
Thomas J. Carey	30%	50%	100%
John S. Beasley, III	30%	50%	100%

[1]	Mr. Olsen was contractually entitled to receive a minimum guaranteed bonus of $125,000 for fiscal 2010.

Bonus awards for the NEOs were based on one or more financial and productivity metrics, as set forth below.

Named Executive Officer	Performance Objectives	Weighting
Robert M. Lynch	EBITDA	100%
Allen R. Ravas	EBITDA	100%
William C. Robertson	EBITDA	100%
Stephen W. Olsen	EBITDA	50%
	Revenues	20%
	Gross margin	20%
	Inventory turn to plan	10%
Thomas J. Carey	EBITDA	60%
	Revenues	20%
	Gross margin	20%
John S. Beasley, III	EBITDA	70%
	Revenues	20%
	Payroll expenses as a % of sales	10%

The bonus opportunity available to our Chief Executive Officer was higher than for our other NEOs on the basis of his level of responsibility for our overall performance, and because it serves as a key pay-for-performance component of a total cash compensation package that we believe is competitively appropriate for a Chief Executive Officer in our industry. The range and weightings of performance metrics applicable to our other NEOs are a reflection of each NEO’s particular level and scope of responsibility and influence with our organization.

Under the terms of the Annual Incentive Plan for fiscal 2010, we were required to achieve at least 90% of our EBITDA objective in order for any bonus amounts to be paid. No bonus amounts were paid to the NEOs for fiscal 2010, with the exception of Mr. Olsen’s minimum guaranteed bonus of $125,000 and his sign-on bonus of $137,000, under the plan because we did not meet our minimum EBITDA threshold. As a general matter, achievement of target performance objectives is difficult, requiring significant and sustained effort on the part of our executives and members of our senior management team. The targeted performance objectives require superior performance under our annual operating plan, although, as a general matter, we anticipate the minimum performance thresholds necessary to earn the threshold bonus amounts to be more readily achievable.

Long-Term Equity Incentives

We believe that successful performance over the long-term is aided by the use of equity-based awards, which create an ownership culture among our executives. To accomplish this goal, in May 2010, our board of directors approved the OSH Stores Corporation 2010 Stock Incentive Plan, or the 2010 Plan, to provide certain key employees, including our NEOs, with incentives to align their interests with the interests of our shareholders. The 2010 Plan provides for grants of stock awards, incentive stock options, nonqualified stock options, restricted stock, performance awards, or any combination of the forgoing. As of January 29, 2011, the aggregate number of shares of our Class B Common Stock which could be issued under the 2010 Plan for such awards was 111,347 shares.

In connection with the adoption of the 2010 Plan, we canceled our prior long-term equity incentive plan and all outstanding options thereunder because the exercise price of such options was significantly higher than the fair market value of our Class B Common Stock. We issued new option grants for our Class B Common Stock in May 2010. Specifically, time-vesting stock options to purchase 26,723 shares of our Class B Common Stock (equal to approximately 2.6% of our fully-diluted shares of common stock at the time of grant) were granted to Mr. Lynch, all of which options were forfeited in connection with his termination of employment with us on December 27, 2010. In addition, time-vesting stock options to purchase 8,017 shares of our Class B Common Stock were also granted to each of Messrs. Robertson, Olsen, Carey and Beasley. As our Senior Vice Presidents, each of these executives received an option grant representing approximately 0.8% of our fully diluted shares of common stock at the time of grant. Stock option awards are granted at the discretion of the Board of Directors, based on its subjective assessment of the individual contribution of the executive to the attainment of short and long-term Company goals. The number of options granted to our NEOs was determined by taking into consideration each executive’s seniority, position and responsibilities, internal pay equity and our strategic goals, financial condition and performance.

All of the options awarded to our NEOs were granted in three tranches: 33.34% was granted at an exercise price of $100 per share, 33.33% was granted at an exercise price of $200 per share and 33.33% was granted at an exercise price of $300 per share. All of the option grants were made at a premium to fair market value, as the valuation of our Class B Common Stock at the time of grant was equal to approximately $87 per share of Class B Common Stock. The options granted during fiscal 2010 to our NEOs, under the 2010 Plan, vest over four years and become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the grant date prior to an initial public distribution, but, after an initial public distribution, become exercisable as to 33.33% on each of the first, second and third anniversaries of the grant date following such distribution, with vesting credit given retroactively to the grant date. However, with respect to options granted after fiscal 2010, we intend that such options generally will vest over a period of five years and become exercisable as to 20% on each of the first, second, third, fourth and fifth anniversaries of the grant date. To date, no options have been granted in fiscal 2011. The more favorable vesting terms awarded by our board of directors for options granted during fiscal 2010 was to provide NEO’s vesting credit for their previous years of employment with the Company.

In the event that we terminate an executive’s employment without “Cause” (as defined in the 2010 Plan) or the executive terminates employment for “Good Reason” (as defined the executive’s employment or severance agreement, if applicable) within 12 months of a “Change in Control” (as defined in the 2010 Plan), all of his stock options will become fully vested and exercisable upon the date of such termination. For a discussion of the vesting of stock options under the 2010 Plan in connection with a Change in Control, see “Potential Payments upon Termination or Change in Control—Vesting of Stock Options under the 2010 Plan” below.

In connection with this Distribution, we intend to adopt a new equity incentive plan for our employees, directors and consultants, to be called the “2011 Equity Incentive Plan.”

Severance Protections

In addition to providing accelerated vesting of stock options provided upon a qualifying termination following a change in control, as discussed above, we have entered into severance agreements with each of our NEOs which provide for severance payments and other benefits upon a qualifying termination. The severance agreements do not include change in control triggers. We provide severance to our NEOs as a component of a competitive compensation package. We believe that severance payments provide our executives a window of time to locate a new position in the marketplace should their employment with us terminate. In addition, we believe that it is important to provide our NEOs with a sense of stability, both in the middle of transactions that may create uncertainty regarding their future employment and following termination as they seek future employment. We believe that severance protections allow management to focus their attention and energy on the business transaction at hand without any distractions regarding, for example, the impacts on future employment as a result of a transaction.

Under the terms of the severance agreements, in the event a termination without “Cause” or resignation for “Good Reason” (as each such term is defined in the applicable severance agreement), NEOs with a title of Senior Vice President are generally entitled to severance payments and/or benefits equal to: (i) six months of salary continuation, (ii) continued participation in a subset of the Company’s benefit plans as an active employee for six months, and (iii) up to six months of company-paid outplacement services. Our CEO is generally entitled to greater severance payments and benefits to reflect his seniority and position with us, as well as competitive pay practices in relation to severance payable for comparable positions in our industry. The severance payments and benefits for our CEO are generally equal to: (i) 12 months of salary continuation, (ii) continued participation in a subset of the Company’s benefit plans for 12 months as an active employee, and (iii) up to 12 months of Company-paid outplacement services. For a further discussion of the severance payments and other benefits provided in connection with a qualifying termination of employment under the severance agreements, see “Potential Payments upon Termination or Change in Control.”

Other Benefits

We may pay sign-on bonuses to our executives when determined necessary or appropriate to attract top executive talent from other companies. Executives we recruit often have unrealized value in the form of unvested equity and other forgone compensation opportunities. Sign-on bonuses are an effective means of offsetting compensation opportunities an executive may lose when he or she leaves a former company to join us. During fiscal 2010, a sign-on bonus was awarded to Mr. Olsen in connection with the commencement of his employment with us. Furthermore, we typically pay bonuses to cover relocation costs incurred by executives who are required to relocate in connection with the commencement of their employment with us. For more information regarding other benefits, see “—Summary Compensation Table—All Other Compensation” below.

Tax Considerations

Section 162(m) of the Code generally disallows a tax deduction for certain compensation in excess of $1.0 million per year paid by a publicly held company to its chief executive officer or any of its three other most highly paid executive officers (other than the company’s chief executive officer and chief financial officer). Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. In addition, “grandfather” provisions may apply to certain compensation arrangements that were entered into by a company before it was publicly held. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, to remain competitive with other employers, the board of directors may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Recovery of Certain Awards

We do not currently have a formal policy for recovery of annual incentives paid on the basis of financial results which are subsequently restated. Under the Sarbanes-Oxley Act, a company’s chief executive officer and chief financial officer must forfeit incentive compensation paid on the basis of financial statements for which they were responsible and which need to be restated. We intend to implement a formal policy whereby, in the event of such a restatement, we would expect to recover affected bonuses and incentive compensation. In addition, following the completion of the Distribution, we intend to implement a formal policy for the recovery of incentive-based compensation paid to current and former executives, in compliance with regulations pursuant to the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, following the enactment of such regulations.

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our NEOs for services provided to us during the 2010, 2009 and 2008 fiscal years:

Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Option Awards(3) ($)		Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
Robert M. Lynch	2010	398,077	—	1,257,636	(6)	—	—	1,655,713
Former President and Chief Executive Officer	2009	450,000	—	—		263,372		713,372
	2008	426,462	—	—		314,322		740,784

Allen R. Ravas	2010	51,923	—			—	17,355	69,278
Former Chief Administrative Officer

William C. Robertson	2010	260,000	—	377,300		—	—	637,300
Senior Vice President, Chief Financial Officer and Treasurer	2009	204,615	—	—		69,929		274,544
	2008	201,558	—	—		85,749	—	287,307

Stephen W. Olsen	2010	208,654	262,000	377,001		—	193,792	1,041,447
Senior Vice President, Supply Chain, IT, and Chief Strategy Officer

Thomas J. Carey	2010	334,800	—	377,300		—	—	712,100
Senior Vice President, Chief Marketing Officer	2009	329,415	—	—		172,915	—	502,330
	2008	323,692	—	—		132,660	—	456,352

John S. Beasley, III	2010	269,241	—	377,300		—	—	646,541
Former Senior Vice President, Retail Operations and	2009	269,241	—	—		153,488	—	422,729
	2008	268,323	—	—		145,378	—	413,701
Administration

(1)	The salary amounts reported in this column for Messrs. Lynch, Ravas, Robertson, Olsen, Carey and Beasley represent salary earned in fiscal 2010. Mr. Lynch, our former President and Chief Executive Officer, whose employment with us ended on December 27, 2010, had an annual base salary of $450,000. The salary amount reported in this column for Mr. Lynch is pro-rated for the number of days he worked during fiscal 2010. Mr. Ravas, who commenced employment during fiscal 2010 as our Chief Administrative Officer, had an annual base salary of $450,000. The salary amount reported in this column for Mr. Ravas is pro-rated for the number of days he worked during fiscal 2010. Mr. Olsen, who joined us on June 28, 2010, had an annual base salary of $350,000 for fiscal 2010. The salary amount reported in this column for Mr. Olsen is pro-rated for the number of days he worked during fiscal 2010.
(2)	The bonus amount reported in this column for Mr. Olsen represents his minimum guaranteed bonus of $125,000 for fiscal 2010 and a sign-on bonus of $137,000, pursuant to the terms of his offer letter.
(3)	The amounts reported in this column for fiscal 2010 represent the aggregate grant date value of the time-based stock options granted under the 2010 Plan, calculated in accordance with FASB ASC Topic 718. See Note 7 to the Notes to the Consolidated Financial Statements included elsewhere in this Prospectus for a discussion of the assumptions used to calculate these values. For a discussion of the 2010 Plan, see “Compensation Discussion and Analysis–Components of our Executive Compensation Program–Long-Term Equity Incentives” above.
(4)	No bonus amounts were paid to the NEOs for fiscal 2010 under the Annual Incentive Plan because we did not meet the minimum EBITDA threshold for any bonuses to be paid under the terms of the plan. For a discussion of the Annual Incentive Plan, see “Compensation Discussion and Analysis –Components of our Executive Compensation Program–Short-Term Cash Incentives” above.
(5)	The amounts reported in this column include the incremental cost of perquisites and other benefits received by our NEOs in excess of $10,000 during fiscal 2010. With respect to Mr. Ravas, the amount in this column is equal to his commuter expense benefit for travel between his home and our head office. With respect to Mr. Olsen, the amount in this column is equal to his relocation reimbursement, received in connection with his hiring.
(6)	All of Mr. Lynch’s time-vesting stock options were cancelled during fiscal 2010 in connection with his resignation effective as of December 27, 2010.

Grants of Plan-Based Awards

The following table provides supplemental information relating to grants of plan-based awards made to our NEOs during fiscal 2010:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options(2) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards(3) ($)
		Threshold ($)	Target ($)	Maximum ($)
Robert M. Lynch Former President and Chief Executive Officer		202,500	337,500	675,000
	5/26/2010				8,909	$100	$505,067
	5/26/2010				8,907	$200	$406,361
	5/26/2010				8,907	$300	$346,208

Allen R. Ravas Former Chief Administrative Officer		22,192	36,986	73,973

William C. Robertson Senior Vice President, Chief Financial Officer and Treasurer		78,000	130,000	260,000
	5/26/2010				2,673	$100	$151,537
	5/26/2010				2,672	$200	$121,904
	5/26/2010				2,672	$300	$103,859

Stephen W. Olsen Senior Vice President, Supply Chain, IT and Chief Strategy Officer		61,849	103,082	206,164
	1/13/2011				2,673	$100	$151,444
	1/13/2011				2,672	$200	$121,801
	1/13/2011				2,672	$300	$103,756

Thomas J. Carey Senior Vice President, Chief Marketing Officer		100,440	167,400	334,800
	5/26/2010				2,673	$100	$151,537
	5/26/2010				2,672	$200	$121,904
	5/26/2010				2,672	$300	$103,859

John S. Beasley, III Former Senior Vice President, Retail Operations and Administration		80,772	134,621	269,241
	5/26/2010				2,673	$100	$151,537
	5/26/2010				2,672	$200	$121,904
	5/26/2010				2,672	$300	$103,859

(1)	The awards reported in these columns are the award opportunities that were available under the Annual Incentive Plan. For a discussion of the Annual Incentive Plan, see “Components of our Executive Compensation Program—Short-Term Cash Incentives” above; provided, however, that a bonus opportunity for Messrs. Lynch, Ravas and Olsen was pro-rated based on the number of days worked by the named executive officer during fiscal 2010. Mr. Lynch was not eligible for his bonus as a result of his resignation from the Company.

(2)	The stock options reported in this column are time-based stock options granted under the 2010 Plan. For a discussion of the vesting and terms of these time-based stock options, see “Components of our Executive Compensation Program—Long-Term Equity Incentives” above.

(3)	The amounts reported in this column represent the grant date fair value of the time-vesting stock options granted during fiscal 2010, calculated in accordance with FASB ASC Topic 718. See Note 7 to Notes to the Consolidated Financial Statements in this Prospectus for a discussion of the assumptions used to calculate these values.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2010 Table

Certain of the components of the compensation paid to our NEOs reflected in the Summary Compensation Table and the Grants of Plan-Based Awards in 2010 table are based on our NEOs’ employment agreements and/or offer letters with the Company. These employment agreements and offer letters establish the minimum terms and conditions of each executive’s employment, which are summarized below. For a discussion of the severance payments and other benefits provided in connection with a qualifying termination of employment under each NEO’s severance agreement, see “Potential Payments upon Termination or Change in Control” below and for a discussion of the accelerated vesting of stock options provided upon a qualifying termination in connection with a change in control, see “Potential Payments upon Termination or Change in Control—Vesting of Stock Options under the 2010 Plan” below.

Offer Letter with Mr. Baker

Mr. Baker has entered into an offer letter with us providing for his employment as our President and Chief Executive Officer, effective March 7, 2011. Mr. Baker’s base salary is $600,000; however, for subsequent fiscal years, his annual base salary will be: (i) $700,000 when EBITDA for the immediately prior fiscal year is greater than $90,000,000 but less than $100,000,000 and (ii) $800,000 when EBITDA for the immediately prior fiscal year is greater than $100,000,000. Mr. Baker received a one-time sign-on bonus of $322,767. In the event that Mr. Baker voluntarily terminates his employment with us or is terminated by us for misconduct or reasons relating to his integrity on or before March 7, 2013, he will be required to repay (i) 100% of the sign-on bonus if such termination occurs on or before March 7, 2012 and (ii) 50% of the sign-on bonus if such termination occurs after March 7, 2012, but before March 7, 2013. The offer letter also provides Mr. Baker with the opportunity to earn an annual bonus with a target based on Company performance equal to 100% of his base salary, up to a maximum of 200% of base salary. Mr. Baker’s annual bonus for fiscal 2011 will be pro-rated from his start date through the last day of fiscal 2011. Mr. Baker is eligible to participate in all retirement and welfare programs on at least the same basis as other executives at his level. In addition, pursuant to the terms of his offer letter, Mr. Baker is entitled to be granted an option to purchase 30,038.135599 shares of Class B Common Stock, subject to vesting of 20% per year on each anniversary of the date of grant for 5 years. We have agreed with Mr. Baker to grant this option on Class A Common Stock after the Distribution.

Pursuant to the terms of his offer letter, Mr. Baker is required to purchase $500,000 of our Class A Common Stock at a fair market value price to be determined by the board of directors following the completion of the Distribution. Upon making the stock purchase, Mr. Baker will be granted an option to purchase 5,000 shares of Class A Common Stock at the higher of (x) $100 per share or (y) the price per share of the stock purchase. The option will expire at the earlier of (A) March 7, 2013 or (B) upon Mr. Baker’s termination of employment with us for any reason.

Employment Agreement with Mr. Lynch

Mr. Lynch, our former Chief Executive Officer, entered into an employment agreement with us dated November 23, 2005, as subsequently amended on March 20, 2007 and February 1, 2009. At the time he terminated employment with us, Mr. Lynch’s base salary was $450,000 and his target annual bonus opportunity was equal to 75% of his base salary, up to a maximum of 150% of his base salary. Mr. Lynch did not receive any severance payments or benefits from us in connection with his resignation effective as of December 27, 2010.

Employment Terms with Mr. Ravas

For Fiscal 2010, Mr. Ravas was entitled to receive an annual salary of $450,000, and then from the beginning of Fiscal 2011 until the termination of his temporary assignment as our Chief Administrative Officer on April 26, 2011, Mr. Ravas was entitled to receive an annual salary of $475,000, and his target annual bonus opportunity was equal to 75% of his base salary, up to a maximum of 150% of his base salary. Mr. Ravas also received commuter expense benefit for travel between his home and our head office.

Offer Letter with Mr. Robertson

Pursuant to the terms of his offer letter dated February 1, 2007, Mr. Robertson agreed to serve as our Vice President and Controller, and was promoted to Vice President and Chief Financial Officer and subsequently to Senior Vice President and Chief Financial Officer effective January 17, 2010. Mr. Robertson is entitled to an annual base salary of $260,000, and a target bonus equal to 50% of his base salary, up to a maximum bonus of 100% of base salary. Mr. Robertson is eligible to participate in a variety of benefits available to salaried associates, including medical, dental and long-term disability.

Offer Letter with Mr. Olsen

Mr. Olsen serves as our Senior Vice President, Supply Chain, Information Technology and Chief Strategy Officer pursuant to the terms of an offer letter dated May 21, 2010. Mr. Olsen is entitled to a base salary of $350,000, with periodic increases based on his performance. Mr. Olsen received a one-time sign-on bonus of $137,000, which he is required to return to us if he quits on or before June 28, 2012; he was also entitled to receive a minimum guaranteed bonus of $125,000 for fiscal 2010, irrespective of our performance. The offer letter also provides Mr. Olsen with a target bonus opportunity equal to 50% of his base salary, up to a maximum of 100% of his base salary. Mr. Olsen is eligible to participate in a variety of benefits available to salaried associates, including medical, dental and long-term disability.

In connection with his commencement of employment with us, Mr. Olsen received a relocation payment of $193,792. If Mr. Olsen voluntarily terminates employment with us on or before his first year anniversary of employment with us, he will be required to pay back 100% of such relocation payment; if Mr. Olsen voluntarily terminates employment with us on or before his second year anniversary of employment with us, he will be required to pay back 50% of such relocation payment.

Offer Letter with Mr. Carey

Mr. Carey served as our Vice President, Chief Marketing Officer pursuant to the terms of an offer letter dated May 30, 2007; he was subsequently promoted to Senior Vice President, Chief Marketing Officer pursuant to the terms of a revised offer letter dated August 25, 2009. Under his revised offer letter, Mr. Carey is entitled to a base salary of $334,800 and a target bonus equal to 50% of his base salary, up to a maximum of 100% of his base salary. Mr. Carey is eligible to participate in a variety of benefits available to salaried associates, including medical, dental and long-term disability.

Offer Letter with Mr. Beasley

Until his termination of employment on April 16, 2011, Mr. Beasley served as our Senior Vice President, Retail Operations and Administration pursuant to the terms of his offer letter dated April 27, 2004. Mr. Beasley was entitled to a base salary of $269,241, with a target bonus equal to 50% of his base salary, up to a maximum of 100% of his base salary.

Outstanding Equity Awards at January 29, 2011

The following table provides information regarding outstanding equity awards held by our NEOs as of January 29, 2011. None of our NEOs received an option award in Fiscal 2010:

Name	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)	Option Expiration Date
Robert M. Lynch(3)	8,908	$100	5/26/2020
Former President and Chief Executive Officer(2)	8,908	$200	5/26/2020
	8,907	$300	5/26/2020

William C. Robertson	2,673	$100	5/26/2020
Senior Vice President, Chief Financial Officer and Treasurer	2,672	$200	5/26/2020
	2,672	$300	5/26/2020

Stephen W. Olsen	2,673	$100	1/13/2021
Senior Vice President, Supply Chain, IT and Chief Strategy Officer	2,672	$200	1/13/2021
	2,672	$300	1/13/2021

Thomas J. Carey	2,673	$100	5/26/2020
Senior Vice President, Chief Marketing Officer	2,672	$200	5/26/2020
	2,672	$300	5/26/2020

John S. Beasley, III(3)	2,673	$100	5/26/2020
Former Senior Vice President, Retail Operations and Administration	2,672	$200	5/26/2020
	2,672	$300	5/26/2020

(1)	Subject to accelerated vesting in connection with a change in control of the Company, time-based stock options reported in this column vest over four years and become exercisable as to 25% on each of the first, second, third and fourth anniversaries of the grant date. Following the Distribution, the vesting schedule will automatically accelerate such that the options will vest over three years and become exercisable as to 33.33% on each of the first, second and third anniversaries of the grant date, with vesting credit retroactive to the grant date.
(2)	All of Mr. Lynch’s time-vesting stock options were canceled during fiscal 2010 in connection with his resignation effective as of December 27, 2010.
(3)	Messrs. Beasely and Lynch’s options failed to vest in connection with their resignations.

Option Exercises

None of our NEOs exercised any of their stock options during fiscal 2010.

Severance Agreements

Severance Agreements with Messrs. Baker, Ravas, Robertson, Carey and Beasley.

Messrs. Baker, Ravas, Robertson, Carey and Beasley have each entered into a severance agreement with us, dated March 7, 2011, February 7, 2011, January 8, 2009, January 8, 2009 and July 23, 2007, respectively, on substantially the same terms (except for the length of the applicable severance protection period). Pursuant to the terms of the severance agreements, if the executive is terminated by us without Cause or resigns for Good Reason, he will be placed on a severance-related leave of absence and will be entitled to receive the following severance payments and benefits: (i) 12 months of base salary continuation for Messrs. Baker and Ravas, and six months of base salary continuation for Messrs. Robertson, Carey and Beasley, subject to certain offsets, (ii) continued participation in all of our benefit plans and programs (except for our long-term disability plan, flexible spending accounts, company-paid life insurance and 401(k) plan) as an active employee for 12 months for Messrs. Baker and Ravas, and six months for Messrs. Robertson, Carey and Beasley, and (iii) outplacement services for up to 12 months for Messrs. Baker and Ravas, and up to six months for Messrs. Robertson, Carey and Beasley. All such severance payments and benefits are subject to the executive’s execution of a release of claims. The severance agreements also provide that each executive is subject to a perpetual confidentiality covenant and a post-termination non-solicitation of employees covenant for a period equal to the period of his respective salary continuation period opportunity, regardless of whether severance pay and benefits are payable under the severance agreement.

Severance Agreement with Mr. Olsen.

Mr. Olsen entered into a severance agreement with us dated July 16, 2010. Pursuant to the terms of his severance agreement, if Mr. Olsen is terminated by us without Cause or if he resigns for Good Reason within 12 months of employment, he is entitled to the same severance payments and benefits as Messrs. Baker and Ravas, as described above. However, if Mr. Olsen is terminated by us without Cause or resigns for Good Reason after completing 12 months of commencing employment, he will be entitled to the same level of severance payments and benefits as Messrs. Robertson, Carey and Beasley. Mr. Olsen’s severance agreement likewise provides that he is subject to a perpetual confidentiality covenant and a post-termination non-solicitation of employees covenant for his salary continuation period.

Severance Agreement Definitions.

For purposes of Mr. Baker’s severance agreement, “Cause” generally means his insubordination, dishonesty, fraud, incompetence, moral turpitude, refusal to perform his duties or responsibilities for any reason other than illness or incapacity or unsatisfactory performance of his duties, as determined by our board of directors in its sole discretion. For purposes of the severance agreements with our other executives, “Cause” generally means (i) a material breach by the executive (other than due to disability) of his duties and responsibilities which breach is demonstrably willful and deliberate on his part, is committed in bad faith or without reasonable belief that such breach is in our best interest and is not remedied in a reasonable period of time after receipt of written notice from us specifying such breach, (ii) the commission by the executive of a felony involving moral turpitude or (iii) dishonesty or willful misconduct in connection with the executive’s employment.

For purposes of the severance agreements, “Good Reason” generally means (i) a reduction in more than 10% in the sum of the executive’s annual base salary and target bonus, (ii) the executive’s mandatory relocation to an office more than 50 miles from the primary location at which he is required to perform his duties or (iii) any other action or inaction that constitutes a material breach of the terms of the agreement, including failure of a successor company to assume or fulfill the obligations of the agreement. Mr. Baker also has Good Reason to quit if he is removed from our board of directors. In each case, the executive must provide us with written notice of the events giving rise to a claim of Good Reason within 30 days of its initial existence and we will have 60 days to remedy such event.

Separation of Messers. Beasley and Ravas.

On April 16, 2011, Mr. Beasley ceased employment with us. Mr. Beasley is entitled to receive the severance payments and benefits outlined above for a period of six months following termination. On April 26, 2011, Mr. Ravas ceased employment with us as our Chief Administrative Officer; Mr. Ravas did not receive any severance payments or benefits following his termination of employment with us.

Vesting of Stock Options under the 2010 Plan.

Under the 2010 Plan, in the event an NEO’s employment is terminated without Cause or by the executive for Good Reason, or due to the executive’s death or disability, in each case within 12 months of a Change in Control, all of his options will become fully vested and exercisable upon the date of such termination.

For purposes of the 2010 Plan, “Cause” and “Good Reason” is generally given the meaning of such term in the executive’s severance agreement, as outlined above. In addition, for purposes of the 2010 Plan, “Change in Control” generally means (i) the sale or disposition, in one or a series of related transactions, of all or substantially all, of the assets of the Company to any “person” or “group” (other than to certain permitted holders), (ii) any person or group, other than permitted holders, is or becomes the “beneficial owner” of more than 50% of the total voting power of our voting stock, including by way of a merger, consolidation, tender or exchange offer or otherwise, (iii) a reorganization, recapitalization, merger or consolidation (a “Corporate Transaction”), unless securities representing 50% or more of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors or the corporation resulting from such Corporate Transaction are held subsequent to such transaction by the person or persons who were the “beneficial owners” of our outstanding voting securities entitled to vote generally in the election of directors immediately prior to such Corporate Transaction, in substantially the same proportions as their ownership immediately prior to such Corporate Transaction or (iv) following the distribution date and during any period of 12 months, individuals who, as of the beginning of such period, constitute our board of directors (our “Incumbent Directors”), cease for any reason to constitute at least a majority of our board of directors, provided, however, that any individual elected or nominated to our board of directors by a majority of our then Incumbent Directors shall be considered for these purposes to be an Incumbent Director.

Estimated Potential Termination and Change in Control Payments and Benefits

The following table provides the total dollar value of the compensation that would be paid to certain of our NEOs assuming a change in control or the termination of his employment in certain defined circumstances on January 29, 2011, pursuant to the arrangements described above:

Name and Principal Position	Compensation	Termination without Cause or resignation for Good Reason not in connection with a Change in Control		Termination without Cause or resignation for Good Reason following a Change in Control
Stephen W. Olsen	Salary Continuation	$350,000	(5)	$350,000	(5)
Senior Vice President,	Continued Benefits	4,908	(6)	4,908	(6)
Strategy, Supply Chain and IT	Outplacement Services	24,000	(7)	24,000	(7)
	Equity Vesting	0	(4)	0	(4)

	Total	$378,908		$378,908

Thomas J. Carey	Salary Continuation	$167,400	(1)	$167,400	(1)
Senior Vice President, Chief	Continued Benefits	2,454	(2)	2,454	(2)
Marketing Officer	Outplacement Services	16,000	(3)	16,000	(3)
	Equity Vesting	0	(4)	0	(4)

	Total	$185,854		$185,854

William C. Robertson	Salary Continuation	$130,000	(1)	$130,000	(1)
Senior Vice President, Chief	Continued Benefits	2,454	(2)	2,454	(2)
Financial Officer, Treasurer	Outplacement Services	16,000	(3)	16,000	(3)
	Equity Vesting	0	(4)	0	(4)

	Total	$148,454		$148,454

(1)	Severance amount is equal to six months of salary continuation.

(2)	Amount represents value of continued participation in our benefit plans and programs for six months in which the executive would be entitled to participate following termination of active employment with us.
(3)	Amount represents cost of six months of outplacement services.
(4)	None of our NEOs would have realized any value from the acceleration of his stock options on January 29, 2011 because the exercise prices for all three tranches of outstanding stock options exceeded the fair market value of our Class B Common Stock of $86.78 per share on such date. Note further that the executive would be entitled to vesting acceleration in the event of his death or disability within 12 months following a change in control; however, no value would be realized in the event of such acceleration on January 29, 2011 for the reasons stated herein.
(5)	Assumes severance amount is equal to 12 months of salary continuation. If Mr. Olsen is terminated after June 28, 2011 and eligible for severance pay and benefits, this amount is $175,000 or 6 months of salary continuation.
(6)	Amount represents value of continued participation in our benefit plans and programs for 12 months in which the executive would be entitled to participate following termination of active employment with us. If Mr. Olsen is terminated after June 28, 2011 and eligible for severance pay and benefits, this amount is $2,454 or 6 months of continued benefits.
(7)	Amount represents cost of 12 months of outplacement services. If Mr. Olsen is terminated after June 28, 2011 and eligible for severance pay and benefits, this cost will be up to $16,000 or 6 months of outplacement services.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Immediately prior to the time of the Distribution, all of our Class A Common Stock and all of our Preferred Stock will be beneficially owned by Sears Holdings. After the spin-off, Sears Holdings will not own any shares of our Class A Common Stock, Preferred Stock, or any other of our capital stock. The following table provides information with respect to the anticipated beneficial ownership of our capital stock immediately following the spin-off by:

•	each of our current directors and our directors following the spin-off;

•	each officer named in the summary compensation table;

•	all of our directors and executive officers following the spin-off as a group; and

•	each of our shareholders who we believe (based on the assumptions described below) will beneficially own more than 5% of any class of the outstanding shares of our capital stock.

Except as otherwise noted below, we based the Class A Common Stock and Preferred Stock share amounts on such person’s beneficial ownership of Sears Holdings shares on                     , 2011, giving effect to a distribution ratio of              shares of Class A Common Stock for every              shares of common stock of Sears Holdings held by such person and              shares of Preferred Stock for every              shares of common stock of Sears Holdings held by such person. Except as otherwise noted below, we based the Class B Common Stock share amounts on such person’s beneficial ownership of Class B Common Stock on                     , 2011, giving effect to a              to              stock split of our capital stock expected to occur prior to the Distribution to increase the number of shares of our capital stock to a number appropriate for the Distribution. Except as otherwise noted below, we based the Class C Common Stock share amounts on such person’s beneficial ownership of Class A Common Stock on                     , 2011, giving effect to an exchange in which such person’s Class A Common Stock is expected to be exchanged for an equal number of shares of Class C Common Stock prior to the Distribution and then giving effect to a              to              stock split of our capital stock expected to occur prior to the Distribution to increase the number of shares of our capital stock to a number appropriate for the Distribution.

To the extent our directors and executive officers own Sears Holdings shares at the record date of the spin-off, they will participate in the Distribution on the same terms as other holders of Sears Holdings shares.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment or dispositive power with respect to the securities they hold.

Immediately following the spin-off, we estimate that              shares of Class A Common Stock and              shares of Preferred Stock will be issued and outstanding, based on the number of Sears Holdings shares expected to be outstanding as of the record date. The actual number of our outstanding shares of Class A Common Stock and Preferred Stock following the spin-off will be determined on                     , 2011, the record date. Immediately following the spin-off, we estimate that              shares of Class B Common Stock will be issued and outstanding, based on the number of such shares expected to be outstanding as of the distribution date and giving effect to a              to              stock split of our capital stock expected to occur prior to the Distribution to increase the number of shares of our capital stock to a number appropriate for the Distribution. Immediately following the spin-off, we estimate that              shares of Class C Common Stock will be issued and outstanding, based on the number of shares of our Class A Common Stock that the anticipated holder of Class C Common Stock is expected to hold as of the distribution date and giving effect to an exchange in which such person’s Class A Common Stock is expected to be exchanged for an equal number of shares of Class C Common Stock prior to the Distribution and then giving effect to subsequent              to              stock split of our capital stock expected to occur prior to the Distribution to increase the number of shares of our capital stock to a number appropriate for the Distribution.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Orchard Supply Hardware Stores Corporation, 6450 Via Del Oro, San Jose, CA 95119.

Name	Title of Capital Stock Class(1)	Beneficial Ownership(1)	Percent of Class		Combined Voting Power of All Classes of Stock Beneficially Owned(1)(2)
Directors and Named Executive Officers:
Mark R. Baker	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

Matthew D. Cwiertnia(3)	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

David B. Kaplan(3)	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

William C. Robertson	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

Stephen W. Olsen	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

Thomas J. Carey	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

John S. Beasley III(4)	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

Allen R. Ravas(4)	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

William C. Crowley	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

William R. Harker	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

Name	Title of Capital Stock Class(1)	Beneficial Ownership(1)	Percent of Class		Combined Voting Power of All Classes of Stock Beneficially Owned(1)(2)
Jeffrey Stollenwerck	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

All directors and executive officers as a group	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

5% Shareholders:

ESL Investments, Inc. and related entities, as a group(5)	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock	(6) (6)		% % % %		%

Fairholme Capital Management, L.L.C.(7)	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock	(8)		% % % %		%

ACOF I LLC(3)(10)	Class A Common Stock Class B Common Stock Class C Common Stock			% % %		%

John S. Beasley III(4)(9)	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

Sandra C. Whitehouse(4)	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

Michael J. Racer(4)	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

Martin H. Hodgett(4)	Class A Common Stock Class B Common Stock Class C Common Stock Preferred Stock			% % % %		%

(1)

Beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, and relationship or otherwise. Unless otherwise indicated, beneficial ownership disclosed consists of sole voting and investment or dispositive power. Beneficial ownership of Class A Common Stock is exclusive of the shares of Class A Common Stock that are issuable upon conversion of shares of Class C Common Stock upon the occurrence of (i) a transfer of such shares of Class C Common Stock to any person or entity other than to certain permitted transferees of ACOF I LLC (“ACOF”), (ii) ACOF owning a number of shares of our Class B Common Stock and Class C Common Stock representing in the aggregate a percentage of our outstanding common stock that is less than 5% or (iii) the approval of our board of directors and subsequent approval of our shareholders voting as a separate class and the holders of a majority of the voting power of the Class C Common Stock voting as a separate class. Beneficial ownership of Class A Common Stock is also exclusive of the shares of Class A Common Stock that are issuable upon conversion of shares of Class B Common Stock upon the approval of our board of directors and our shareholders of any such conversions. See “Description of Our Capital Stock—Conversion”.
(2)	Following the spin-off, the holder of one share of Class A Common Stock will have one vote per share at a meeting of our shareholders; the holder of one share of Class B Common Stock will have 1/10th of one vote per share at a meeting of our shareholders; the holder of one share of Class C Common Stock will have one vote per share at a meeting of our shareholders; and the holders of Preferred Stock will have no voting rights provided that holders of Class A Common Stock will have the right to elect eight members of our board of directors and holders of Class B Common Stock and Class C Common Stock voting together will have the right to elect two members of our board of directors.
(3)

Both Messrs. Kaplan and Cwiertnia are Senior Partners in the Private Equity Group of Ares Management LLC. Each of Messrs. Kaplan and Cwiertnia expressly disclaims beneficial ownership of the shares of the Company owned by ACOF. The address of each of Messrs. Kaplan and Cwiertnia is c/o of Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

(4)	Messrs. Beasley, Hodgett, Racer, Ravas and Ms. Whitehouse are no longer employed by Orchard.
(5)	The group consists of ESL Investments, Inc., a Delaware corporation (“ESL”); Edward S. Lampert; ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”); CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”); ESL Partners, L.P., a Delaware limited partnership (“Partners”); and ESL Investors L.L.C., a Delaware limited liability company (“Investors”). Mr. Lampert is the sole stockholder, chief executive officer and director of ESL. ESL is the general partner of RBS Partners, L.P., a Delaware limited partnership (“RBS”), the sole member of CRK LLC and the manager of RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”). RBS is the general partner of Partners and the managing member of Investors. RBSIM is the general partner of Institutional. The address of each ESL entity is 200 Greenwich Ave., Greenwich, CT 06830.
(6)	This number was calculated by using the number of Sears Holdings common shares beneficially owned by ESL as disclosed in the Schedule 13D/A filed by ESL on August 20, 2010, and the number of outstanding common shares of Sears Holdings as of May 13, 2011 as disclosed in Sears Holdings’ Quarterly Report on Form 10-Q for the quarter ended April 30, 2011.
(7)	Beneficial ownership is based on the Schedule 13G filed by Fairholme Capital Management, L.L.C. (“FCM”) reporting its ownership of 14,917,873 Sears Holdings shares as of December 31, 2010. The address of each FCM entity is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.
(8)	This number is based on the Sears Holdings shares owned, in the aggregate, by Bruce K. Berkowitz and various investment vehicles managed by FCM, of which 13,172,573 Sears Holdings shares are owned by The Fairholme Fund, a series of Fairholme Funds, Inc. FCM disclosed shared voting power as to 13,946,173 Sears Holdings shares and shared dispositive power as to 14,917,873 Sears Holdings shares. Fairholme Funds, Inc. disclosed shared voting power and shared dispositive power as to 13,172,573 Sears Holdings shares. Because Mr. Bruce R. Berkowitz, in his capacity as the Managing Member of FCM or as President of Fairholme Funds, Inc., has voting or dispositive power over all such Sears Holdings shares (and hence all such Class A Common Stock and Preferred Stock) beneficially owned by FCM, he is deemed to have beneficial ownership of all of such Sears Holdings shares (and hence all such Class A Common Stock and Preferred Stock).
(9)	The inclusion of Mr. Beasley in the 5% Shareholders section of this table represents a duplicative entry from the Directors and Named Executive Officers section of this table. The beneficial ownership information for Mr. Beasley is included again in the 5% Shareholders section because he beneficially owns more than 5% of a class of our capital stock.

(10)	Reflects shares owned by ACOF. The sole member of ACOF is Ares Corporate Opportunities Fund, L.P. (“ACOF I”), the general partner of ACOF I is ACOF Management, L.P. (“ACOF Management”) and the general partner of ACOF Management is ACOF Operating Manager, L.P. (“ACOF Operating Manager”). ACOF Operating Manager is indirectly owned by Ares Management LLC which, in turn, is indirectly controlled by Ares Partners Management Company LLC (“Ares Partners,” together with ACOF Management, ACOF Operating Manager, ACOF and ACOF I, the “Ares Entities”). Ares Partners is managed by an executive committee comprised of Messrs. Kaplan, Michael Arougheti, Gregory Margolies, Antony Ressler and Bennett Rosenthal. Each of the members of the executive committee expressly disclaims beneficial ownership of the shares of stock of the Company owned by ACOF. Each of the Ares Entities (other than ACOF and ACOF I, with respect to the securities owned by ACOF) and the partners, members and managers of the Ares Entities and the executive committee of Ares Partners expressly disclaims beneficial ownership of these shares. The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Sears Holdings

Following the spin-off, Orchard and Sears Holdings will operate independently of each other, and neither will have any ownership interest in the other. In order to govern relationships between Orchard and Sears Holdings after the spin-off and to provide mechanisms for an orderly transition, Orchard Supply Hardware Stores Corporation and/or any of its applicable subsidiaries (referred to collectively in this “Certain Relationships and Related Party Transactions” section as “Orchard”, “we” or “us”) and Sears Holdings Corporation and/or subsidiaries of Sears Holdings Corporation (referred to collectively in this “Certain Relationships and Related Party Transactions” section as “Sears Holdings”) intend to enter into agreements pursuant to which Sears Holdings will provide us with specified services and rights following the spin-off. Orchard and Sears Holdings will indemnify each other against specified liabilities arising from these agreements from and after the spin-off. The following is a summary of the terms of the material agreements we have entered into or expect to enter into with Sears Holdings.

Distribution Agreement

Prior to the Distribution we will enter into the Distribution Agreement with Sears Holdings, which will set forth the principal actions to be taken in connection with the Distribution. The Distribution Agreement will also govern our ongoing relationship with Sears Holdings following the Distribution.

Internal Reorganization. The Distribution Agreement will provide that prior to the Distribution the following actions will occur (collectively referred to herein as the “Internal Transactions”):

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A wholly owned subsidiary of Orchard will merge with and into Orchard, and, through that merger, the Amended and Restated Certificate of Incorporation in substantially the form filed as an exhibit to the Registration Statement of which this Prospectus is a part will become effective;

•	Orchard will cause to become effective the Amended and Restated By-laws in substantially the form filed as an exhibit to the Registration Statement of which this prospectus is a part;

•	ACOF I LLC will exchange its shares of Class A Common Stock for an equal number of shares of Class C Common Stock;

•	Orchard will effectuate a forward stock split of its outstanding capital stock;

•	Orchard will file a Certificate of Designation to create, and will subsequently issue to Sears Roebuck, the Preferred Stock; and

•	Sears Roebuck will distribute to Sears Holdings all of our Class A Common Stock and Preferred Stock that Sears Roebuck owns.

Orchard–Sears Holdings Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us and our subsidiaries and other affiliates, on the one hand, and Sears Holdings and its other subsidiaries and other affiliates, on the other hand, will terminate effective as of the Distribution, except certain agreements and arrangements that we and Sears Holdings expressly provide will survive the Distribution.

The Distribution. The Distribution Agreement will govern the rights and obligations of the parties regarding the proposed Distribution. Prior to the spin-off, Sears Holdings will deliver all of our issued and outstanding Class A Common Stock and Preferred Stock to the distribution agent. At the Distribution, the distribution agent will electronically deliver the shares of our Class A Common Stock and Preferred Stock to entitled Sears Holdings shareholders based on the applicable distribution ratio. Sears Holdings will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the Distribution.

Conditions. The Distribution Agreement will also provide that the Distribution is subject to various conditions that must be satisfied or waived by Sears Holdings in its sole discretion. For information regarding these conditions, see the section entitled “The Spin-Off—Spin-Off Conditions” in this Prospectus. Sears Holdings may, in its sole discretion, determine the record date, the distribution date and the terms of the Distribution and may at any time prior to the completion of the Distribution decide to abandon or modify the Distribution.

Exchange of Information. We and Sears Holdings will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and Sears Holdings will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Distribution Agreement. Until the end of the first full fiscal year following the Distribution, each party will also agree to use its reasonable best efforts to assist the other with respect to its financial reporting and audit obligations.

Termination. The Distribution Agreement will provide that it may be terminated by Sears Holdings at any time prior to the Distribution.

Release of Claims. We and Sears Holdings will agree to broad releases pursuant to which we will each release the other and its affiliates, successors and assigns and their respective shareholders, directors, officers, agents and employees from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. These releases will be subject to certain exceptions set forth in the Distribution Agreement.

Indemnification. We and Sears Holdings will agree to indemnify each other and each others’ current and former directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing against certain liabilities in connection with the Distribution and each others’ respective businesses.

Tax Sharing Agreement

In connection with our deconsolidation from Sears Holdings’ consolidated U.S. federal income tax group in 2005, we entered into a Tax Sharing Agreement with Sears Holdings that governs the respective rights, responsibilities and obligations of Sears Holdings and us with respect to, among other things, liabilities for U.S. federal, state, local and other taxes. In addition to the allocation of tax liabilities, the Tax Sharing Agreement addresses the preparation and filing of tax returns for such taxes and disputes with taxing authorities regarding such taxes. Under the terms of the Tax Sharing Agreement, Sears Holdings is generally responsible for any property taxes for periods beginning on or before January 1, 2005, and for all other taxes for periods beginning on or before November 23, 2005. We are generally responsible for all other taxes relating to our business, which are generally determined each taxable year based on the amount of tax we would have paid had we independently filed a tax return for such taxable period as a separate company. Sears Holdings and we are each generally responsible for managing those disputes that relate to the taxes for which each of us is responsible and, under certain circumstances, we may jointly control any dispute relating to taxes for which both parties are responsible.

Transition Services Agreement

We intend to enter into a Transition Services Agreement (the “Transition Services Agreement”) with Sears Holdings effective at the Distribution, pursuant to which Sears Holdings will provide us with accounting, human resources, certain employee benefits, logistical and supply chain, information technology, environmental and safety program, risk management and insurance and inventory support services. The Transition Services Agreement will continue for a period not to exceed twelve months from the date of the agreement. The transition services will be priced at two tiers: tier one will extend for the first six months and tier two for the remaining six months or less. Additionally, all unanticipated out-of-pocket expenses necessary for the provision of transition services from Sears Holdings to us will be passed to us at cost. The Transition Services Agreement may be terminated by (i) mutual agreement of the parties, (ii) for cause by either party, or (iii) for convenience by Orchard upon sixty days’ prior written notice to Sears Holdings.

Appliances Agreement

We intend to enter into an appliances agreement (referred to herein as the “Appliances Agreement”) with Sears Holdings effective at the Distribution pursuant to which Sears Holdings will authorize us to sell specified categories of major and small kitchen appliances (together, the “Products”) and related protection agreements on a consignment basis as a distributor through our designated retail locations. The Appliances Agreement will provide that our distributorship will be a part of a distribution system consisting of independently owned and operated dealer merchandise sales facilities known as the Sears Authorized Hometown Stores (together, the “Sears Authorized Hometown Stores”). At each of our designated retail locations we will offer for sale specified types of major appliances and, as agreed by Sears Holdings and us, other categories of merchandise supplied by Sears Holdings at its discretion, services, and merchandise protection agreements. The Appliances Agreement will provide that Sears Holdings will pay us commissions on our net sales of the Products and the protection agreements for the Products. Commissions for Products will vary by Product category and Sears Holdings may in its sole discretion modify from time to time the commission rate for each category of Product but the annual weighted-average aggregate commission rate for all categories of Products for each Sears Holdings fiscal year for the Sears Authorized Hometown Stores as a group, including us, will not be less than a specified rate. We expect that appliances covered by the Appliances Agreement will include Kenmore, Bosch, Electrolux, GE, LG, Samsung and Whirlpool branded appliances. The agreement generally incorporates arm’s length terms and conditions, including market-based pricing and term of duration.

The Appliances Agreement will provide that (i) Sears Holdings has not granted to us any exclusive territory or Product rights, (ii) Sears Holdings is currently engaged in the business of selling, installing, and servicing Products and other products that compete with the Products through businesses that are owned by Sears Holdings (including online businesses) or through businesses (including dealers and franchises) that Sears Holdings has authorized to sell, install, and service Products and other products (together, the “Sears Businesses”), some of which are, or in the future may be, in close proximity to one or more of our retail locations, (iii) Sears Holdings may in the future in its sole discretion and without restriction expand or extend the Sears Businesses; and (iv) Sears Holdings may offer to sell and sell the Products and other products that compete with the Products by or through all other means of distribution and resale, including selling Products and other products that compete with the Products, to wholesalers and retailers that are not Sears Holdings’ affiliates, anywhere without geographic, distribution, channel, or resale restrictions of any kind.

The Appliances Agreement will have a term of five years. We may terminate the Appliances Agreement early for our convenience by delivering six months’ prior written notice to Sears Holdings after the first anniversary of the effective date of the Appliances Agreement or if Sears Holdings fails to comply with any of its material obligations in the Appliances Agreement and the failure remains uncured for 30 days or more following notice. Sears Holdings may terminate the Appliances Agreement early for its convenience by delivering six-months’ prior written notice to us after the first anniversary of the effective date of the Appliances Agreement or if (a) with respect to a Sears Holdings’ fiscal quarter our sales of Products during the fiscal quarter are 30% less than our sales of Products during the same fiscal quarter in the prior year or (b) we fail to comply with any of our material obligations in the Agreement and the failure remains uncured for 30 days or more following notice.

The Appliances Agreement will provide that during its term we will not be able to operate in California other businesses that sell merchandise similar to the Products. The Appliances Agreement also will provide that for two years following the end of the term we will not be able to operate a business that competes with Sears Businesses at, or within ten miles of, our retail locations that sold Products at any time during the term.

Brands Agreement and License Agreements

We intend to enter into a brands agreement (the “Brands Agreement”) with Sears Holdings effective at the Distribution pursuant to which Sears Holdings will supply certain Craftsman branded products to us on a non-exclusive basis for resale through our retail locations. Pursuant to the Brands Agreement, our cost for the products provided to us by Sears Holdings under the Brands Agreement is generally based upon a pricing schedule by specific products. The Brands Agreement has a five-year term and may be extended subject to the mutual agreement of the parties. In addition, following the second anniversary of the Brands Agreement, if the aggregate of our Craftsman purchases and paint royalties over any 12 month period falls by more than 25% below the preceding 12 month period, Sears Holdings may terminate the Brands Agreement in its sole discretion with 60 days notice. We also intend to enter into brand license agreements (the “License Agreements”) with Sears Holdings effective at the Distribution pursuant to which Sears Holdings will allow us to purchase a limited assortment of Easy Living and Weatherbeater branded products and Kenmore branded water heaters and consumer household products directly from vendors. Under the License Agreements, we will pay certain license fees to Sears Holdings. This agreement generally incorporates arm’s length terms and conditions, including market-based pricing and term of duration.

Transactions with Sears Holdings Prior to the Spin-Off

We entered into the following agreements with Sears Holdings or Sears Roebuck (as applicable) on November 23, 2005: (i) a services agreement (the “Services Agreement”), which will be terminated as of the Distribution, (ii) the Tax Sharing Agreement, described above, which will remain in effect following the Distribution, (iii) an appliances sales agreement, as amended (the “Appliances Sales Agreement”), which will be terminated as of the Distribution, (iv) an authorized seller agreement, as amended (the “Authorized Seller Agreement”), which will be terminated as of the Distribution, (v) a brand sales agreement, as amended (the “Brand Sales Agreement”), which will be terminated as of the Distribution and (vi) a home services agreement, as amended (the “Home Services Agreement”), which will be terminated as of the Distribution. For more information on certain transactions between Sears Holdings and us prior to the spin-off, please see Note 9 to the Notes to the Consolidated Financial Statements.

Services Agreement. Sears Holdings provided us with certain support services pursuant to the Services Agreement prior to the spin-off. The services provided pursuant to the Services Agreement included information technology support, human resources support, accounting support, risk management, data extraction, advertising, logistics and legal counseling and compliance. The total amount charged to us under the Services Agreement was based on the estimated cost to Sears Holdings of providing the services under the agreement plus reimbursement for certain costs. In fiscal 2010, the total amount we paid for services provided by Sears Roebuck pursuant to the Services Agreement was approximately $0.5 million. We estimate that the total amount for services provided under the Services Agreement for the period beginning at the start of fiscal 2011 and ending at the spin-off will be approximately $0.6 million.

Appliances Sales Agreement. The Appliances Sales Agreement permitted us to buy from Sears Roebuck certain major branded appliances (including Kenmore-branded appliances) and to resell such appliances to our customers. From the beginning of fiscal 2010 through the time of the spin-off, we have been able to purchase such appliances at Sears Roebuck’s cost; additionally, we were obligated to pay certain royalty payments to Sears Roebuck in connection with the sale of such appliances. Total Orchard payments to Sears Roebuck pursuant to this agreement were approximately $11.9 million in fiscal 2010 and we estimate that such payments will be approximately $11 million for the period beginning at the start of fiscal 2011 and ending at the spin-off.

Authorized Seller Agreement. The Authorized Seller Agreement designated us as an authorized independent seller of Sears Roebuck protection agreements that provide for repair and maintenance protection on various products, including products sold in connection with the Appliances Sales Agreement. All amounts collected with respect to the sales of protection agreements were remitted to Sears Roebuck net of a 20% commission earned by us. The total amount that we have remitted to Sears Roebuck since the beginning of fiscal 2010 pursuant to the Authorized Seller Agreement has been approximately $0.1 million.

Brand Sales Agreement. The Brand Sales Agreement provided us with the right to purchase from Sears Roebuck and its approved vendors, as well as to resell, certain products marketed under proprietary Sears Roebuck brands, such as Craftsman tools and hardware, Kenmore household consumer products not otherwise covered by the Appliances Sales Agreement, and Easy Living and Weatherbeater paints. From the beginning of fiscal 2010 through the time of the spin-off, the price paid by us for products under this agreement was equal to Sears Roebuck’s cost; additionally, we were obligated to pay certain royalty payments to Sears Roebuck in connection with our sale of such products. Total Orchard payments to Sears Roebuck pursuant to this agreement were approximately $3.3 million in fiscal 2010 and we estimate that such payments will be approximately $2 million for the period beginning at the start of fiscal 2011 and ending at the spin-off.

Home Services Agreement. The Home Services Agreement appointed Sears Roebuck as the primary, non-exclusive independent service contractor to perform repair and maintenance services and to provide certain installation services on certain products that we were permitted to purchase under the Appliances Agreement and the Brand Sales Agreement. Sears Roebuck charged us for parts and labor at a price equal to its costs. Total Orchard payments to Sears Roebuck pursuant to this agreement were approximately $0.2 million in fiscal 2010 and we estimate that such payments will be approximately $0.1 million for the period beginning at the start of fiscal 2011 and ending at the spin-off.

Other Related Party Transactions

Stockholders’ Agreement

On November 23, 2005, we entered into a stockholders’ agreement with Sears Roebuck and ACOF that was amended and restated as of January 8, 2008 (the “Existing Stockholders’ Agreement”). Pursuant to the terms of the Existing Stockholders’ Agreement, certain Orchard preferred stock is issuable to Sears Roebuck. Orchard, Sears Roebuck and ACOF have agreed that this preferred stock will be issued to Sears Roebuck in the form of the Series A Preferred Stock described in this Prospectus, and that Sears Holdings will thereafter distribute such Preferred Stock to its shareholders in the Distribution. The Existing Stockholders’ Agreement also provides for certain transfer restrictions, governance provisions, registration rights and other matters.

Orchard, ESL and ACOF intend to amend and restate the Existing Stockholders’ Agreement (as amended and restated, the “Stockholders’ Agreement”) on terms that include transfer restrictions, purchase restrictions, preemptive rights, registration rights, governance provisions (including veto rights for Class B/C Directors with respect to the redemption of Preferred Stock) and other matters. In connection with the amendment and restatement of the Existing Stockholders’ Agreement, certain provisions of the Existing Stockholders’ Agreement will be terminated and superseded by the provisions of the Stockholders’ Agreement. The terms of the Stockholders’ Agreement will be described in a subsequent amendment to this Registration Statement.

Policy and Procedures Governing Related Party Transactions

Prior to the completion of the Distribution, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “Statement of Policy Regarding Transactions with Related Persons.” Our policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is reportable by us under Item 404(a) of Regulation S-K in which we are or will be a participant and the amount involved exceeds $120,000 and in which any related person has or will have a direct or indirect material interest) in which such related person has or will have a direct or indirect material interest and all material facts with respect thereto. The general counsel will promptly communicate such information to our audit committee or another independent body of our board of directors. No related person transaction will be entered into without the approval or ratification of our audit committee or another independent body of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any such vote. Our policy does not specify the standards to be applied by our audit committee or another independent body of our board of directors in determining whether or not to approve or ratify a related person transaction and we accordingly anticipate that these determinations will be made in accordance with principles of Delaware law generally applicable to directors of a Delaware corporation.

DESCRIPTION OF OUR CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. For a complete legal description of our capital stock and related matters, please refer to our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, both of which will be effective immediately prior to the Distribution. The forms of these documents will be included as exhibits to our Registration Statement, of which this Prospectus is part.

Distributions of Securities

Immediately prior to the Distribution, we will issue the Preferred Stock to Sears Roebuck, and at such time, the Preferred Stock will not have been registered under the Securities Act. Other than with respect to the Preferred Stock, in the past three years, the Company has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, that were not registered under the Securities Act or issued pursuant to an exemption from registration under the Securities Act.

Authorized Capital Stock

Immediately following the spin-off, our authorized capital stock will consist of              shares of Class A Common Stock, par value $0.01 per share,              shares of Class B Common Stock, par value $0.01 per share,              shares of Class C Common Stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share, of which              shares have been designated as the Preferred Stock.

Class A Common Stock, Class B Common Stock and Class C Common Stock (together, the “Common Stock”)

Shares Outstanding. Immediately following the spin-off, we estimate that              shares of Class A Common Stock will be issued and outstanding and held by approximately              shareholders, based on the ownership of Sears Holdings shares expected as of the record date. The actual number of our outstanding shares of Class A Common Stock and the number of shareholders holding such shares following the spin-off will be determined on                     , 2011, the record date. Immediately following the spin-off, we estimate that              shares of Class B Common Stock will be issued and outstanding and held by four shareholders, based on the ownership of such shares as of the distribution date and giving effect to a              to              stock split of our capital stock expected to occur prior to the Distribution to increase the number of shares of our capital stock to a number appropriate for the Distribution. Immediately following the spin-off, we estimate that              shares of Class C Common Stock will be issued and outstanding and held by one shareholder, ACOF, based on the number of shares of our Class A Common Stock that ACOF is expected to hold as of the distribution date and giving effect to an exchange pursuant to which ACOF’s Class A Common Stock is expected to be exchanged for an equal number of shares of Class C Common Stock prior to the Distribution and then giving effect to subsequent              to              stock split of our capital stock expected to occur prior to the Distribution to increase the number of shares of our capital stock to a number appropriate for the Distribution.

Voting Rights. Subject to the discussions below with respect to the election of directors, holders of Class A Common Stock are entitled to one vote per share, holders of Class B Common Stock are entitled to one-tenth of one vote per share and holders of Class C Common Stock are entitled to one vote per share. All actions submitted to a vote of shareholders are voted on by holders of the Common Stock voting together as a separate class with any one or more classes or series of capital stock of the Company entitled to vote thereon, except for the election of directors, and as otherwise required by law.

With respect to the election of directors:

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for so long as the quotient, expressed as a percentage, obtained by dividing (x) the aggregate number of shares of Class B Common Stock and Class C Common Stock held by ACOF and certain permitted transferees by (y) the aggregate number of outstanding shares of Common Stock (such percentage, the “ACOF Ownership Percentage”) is equal to or greater than 10%, holders of Class A Common Stock will vote as a separate class and be entitled to elect eight of the directors constituting our board of directors (at least three of whom must be independent of Orchard, ESL and ACOF) and holders of Class B Common Stock and Class C Common Stock, voting together as a single class, will be entitled to elect two of the directors constituting our board of directors;

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for any periods when the ACOF Ownership Percentage is less than 10% but equal to or greater than 5%, holders of Class A Common Stock will vote as a separate class and be entitled to elect nine of the directors constituting our board of directors (at least three of whom must be independent of Orchard, ESL and ACOF) and holders of Class B Common Stock and Class C Common Stock, voting together as a single class, will be entitled to elect one of the directors constituting our board of directors; and

•

for any periods when the ACOF Ownership Percentage is less than 5%, holders of the Common Stock shall vote together as a single class with any one or more classes or series of capital stock of the Corporation entitled to vote thereon to elect directors.

(Immediately following the spin-off, it is expected that the ACOF Ownership Percentage will be approximately 20%. With respect to the number of directors constituting the board of directors of Orchard, subject to the rights of the holders of any preferred stock then outstanding to elect additional directors under specified circumstances, (1) from the Distribution until the ACOF Ownership Percentage is less than 5%, the number of directors shall be 10 and (2) from and after such time that the ACOF Ownership Percentage is less than 5%, the number of directors shall be determined from time to time by a resolution adopted by an affirmative vote of a majority of the board of directors).

In addition, the affirmative vote or consent of the holders of at least 66 2/3% of the outstanding shares of Common Stock, voting together as a single class, is required for the amendment or repeal of the corporate opportunity provision of our Amended and Restated Certificate of Incorporation, which generally provides, with certain exceptions, that we shall have no interest or expectancy in any corporate opportunity and no expectation that such corporate opportunity be offered to us, if such opportunity is one that ESL or ACOF or any of ESL’s or ACOF’s affiliated companies or any of their or their affiliated companies’ directors, officers, employees or agents, including any director, officer, employee or agent of us who is also a director, officer, employee or agent of ESL or ACOF or any of ESL’s or ACOF’s affiliated companies, has acquired knowledge of or is otherwise pursuing, and any such interest or expectancy in any such corporate opportunity is renounced, so that as a result of such renunciation, the corporate opportunity shall belong to ESL or ACOF or ESL’s or ACOF’s affiliated companies, and such person or entity: (1) shall have no duty to present such corporate opportunity to us and shall have the right to hold and exploit any such corporate opportunity for its own account and benefit, or to direct, sell, assign or transfer such corporate opportunity to persons other than us and (2) cannot be, and shall not be, liable to us for breach of any fiduciary duty to us by reason of the fact that such person or entity does not present such corporate opportunity to us or pursues, acquires or exploits such corporate opportunity for itself or directs, sells, assigns or transfers such corporate opportunity to another person or entity.

Unless otherwise provided in any preferred stock certificate of designation, the number of authorized shares of any class or classes of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote thereon.

Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting.

Conversion. The Class A Common Stock has no conversion features. The Class B Common Stock may be converted into Class A Common Stock on the basis of one share of Class A Common Stock for each share of

Class B Common Stock only upon the approval of our board of directors and subsequent approval of our shareholders voting together as a single class although there currently is no proposal to do so. The Class C Common Stock may be converted into Class A Common Stock on the basis of one share of Class A Common Stock for each share of Class C Common Stock upon the approval of our board of directors and subsequent approval of (i) our shareholders voting as a separate class and (ii) the holders of a majority of the voting power of the Class C Common Stock voting as a separate class, although there currently is no proposal to do so. In addition, shares of Class C Common Stock are automatically converted on the basis of one share of Class A Common Stock for each share of Class C Common Stock upon the occurrence of (i) a transfer of such shares of Class C Common Stock to any person or entity other than to certain permitted transferees of ACOF or (ii) ACOF owning a number of shares of Class B Common Stock and Class C Common Stock representing in the aggregate a percentage of our outstanding common stock that is less than 5%. See “Security Ownership by Certain Beneficial Owners and Management” in this Prospectus.

Dividends. The terms of the Certificate of Designation of the Preferred Stock will provide that dividends and other distributions may not be paid on all or substantially all of the shares of our capital stock until all outstanding shares of the Preferred Stock have been redeemed in accordance with the terms of such Certificate of Designation or otherwise repurchased unless such dividend or distribution (i) has been unanimously approved by our board of directors, (ii) relates to a “poison pill” stockholder rights plan or (iii) is a distribution of cash in lieu of fractional shares made in connection with this Distribution. After all outstanding shares of the Preferred Stock have been repurchased or redeemed in accordance with the terms of the Certificate of Designation of the Preferred Stock, dividends and other distributions may be declared and paid on the Common Stock as and when determined by our board of directors and subject to any preferential dividend or other rights of any then outstanding preferred stock. Without the affirmative vote of the holders of a majority of the outstanding Class A Common Stock, voting as a separate class, Class B Common Stock, voting as a separate class and Class C Common Stock, voting as a separate class, we may not declare or pay any dividends or other distributions with respect to any class of Common Stock unless (i) at the same time we make a ratable, equal and substantially identical dividend or distribution with respect to each outstanding share of Common Stock, regardless of class or (ii) such dividend or distribution is pursuant to a “poison pill” stockholder rights plan. We do not expect to pay dividends on any shares of our capital stock for the foreseeable future.

Redemption. The terms of the Certificate of Designation of the Preferred Stock will provide that no shares of our capital stock, other than our Preferred Stock, may be redeemed, repurchased or otherwise acquired by us until all outstanding shares of the Preferred Stock have been redeemed in accordance with the terms of such Certificate of Designation or otherwise repurchased unless such redemption or repurchase (i) is made in connection with an employee incentive or benefit plan or other compensatory arrangement, (ii) has been unanimously approved by our board of directors, (iii) relates to a “poison pill” stockholder rights plan or (iv) is a distribution of cash in lieu of fractional shares made in connection with the Distribution.

Liquidation. Upon the dissolution or liquidation of the Company, whether voluntary or involuntary, holders of Common Stock will be entitled to share ratably, and receive equal and substantially identical distributions of, all assets of the Company available for distribution to its stockholders, subject to any preferential or other rights of any then outstanding preferred stock, including the Preferred Stock. The quotient obtained by dividing $20 million by the number of shares of Preferred Stock to be spun out to the holders of Sears Holdings common stock in the Distribution is equal to the Preferred Stock per share liquidation preference (the “Preferred Stock Per Share Liquidation Preference”). In the event of any liquidation, dissolution or winding up of Orchard, whether voluntary or involuntary, before any payment or distribution of Orchard’s assets (whether capital or surplus) shall be made to or set apart for the holders of Common Stock, but after any payments or distributions are made on, or set apart for, any of Orchard’s indebtedness and to holders of any stock then outstanding that ranks senior to the Preferred Stock, holders of the Preferred Stock shall be entitled to receive an amount per share equal to the Preferred Stock Per Share Liquidation Preference but shall not be entitled to any further payment or other participation in any distribution of the assets of Orchard.

Preemption. Following the spin-off, other than as set forth in the Stockholders’ Agreement as described following this sentence, no holders of our capital stock will have preemptive rights or preferential rights to subscribe for shares of our capital stock pursuant to our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws.

The Stockholders’ Agreement provides that prior to an issuance by us or any of our subsidiaries of shares of capital stock (other than (i) in an underwritten public offering registered under the Securities Act; (ii) pursuant to any stock option, stock purchase plan or agreement or other benefit plans approved by our board; (iii) in connection with a recapitalization; or (iv) in connection with any acquisition that has been approved by the unanimous consent of our board), Orchard shall give written notice (a “Preemptive Notice”) thereof to ACOF, ESL, Edward S. Lampert and William C. Crowley (such parties, the “Named Stockholders”), so long as each such party owns at least the requisite number of shares of Common Stock specified in the Stockholders’ Agreement. The Preemptive Notice shall specify the securities to be issued (the “Preemptive Shares”), the proposed purchasers, the date of issuance, the consideration that Orchard will receive and all other material terms of such issuance and contain an offer to sell to the Named Stockholders, at the same price and for the same consideration, the Preemptive Shares. Following the delivery of a Preemptive Notice, each Named Stockholder will be entitled to elect to purchase up to that Named Stockholder’s pro rata portion of the Preemptive Shares. In the event that a preemptive offer is accepted by any Named Stockholder, we shall sell to that Named Stockholder, for the consideration and on the terms set forth in the Preemptive Notice, the securities that Named Stockholder has elected to purchase.

Notwithstanding the foregoing, if a Preemptive Notice is delivered from the date of the spin-off until the earlier of (i) the date that ACOF completes the acquisition of an aggregate number of additional shares of Common Stock equal to 15% of the total shares of Common Stock outstanding as of such date and (ii) the date that is six months from the date on which the distribution agent has completed the electronic issuance of all of the shares of Class A Common Stock in connection with the spin-off, as such date shall be extended for trading days during such six-month period during which ACOF was prohibited from purchasing securities of the Company as a result of ACOF possessing material non-public information: (a) for a period of ten business days following the delivery of that Preemptive Notice, ACOF shall have the sole right to elect to purchase all or a portion of the related Preemptive Shares on the terms set forth therein; (b) in the event that ACOF makes such election, we shall (or shall cause such subsidiary to) sell to ACOF, for the consideration and on the terms set forth in the Preemptive Notice, the shares that ACOF has elected to purchase; and (c) ESL shall not purchase any Preemptive Shares.

Fully Paid. The issued and outstanding shares of our capital stock are fully paid and non-assessable. We will not issue any additional shares of capital stock in the future unless they also are fully paid and non-assessable.

Preferred Stock

Our Amended and Restated Certificate of Incorporation will authorize our board of directors to designate and issue from time to time one or more series of preferred stock without shareholder approval. Our board of directors may fix and determine the preferences, limitations and relative rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock other than the Preferred Stock that is being distributed in the Distribution.

Shares Outstanding. Immediately following the spin-off, we estimate that              shares of Preferred Stock will be issued and outstanding and held by approximately              shareholders, based on the ownership of Sears Holdings shares expected as of the record date. The actual number of our outstanding shares of Preferred Stock and the number of shareholders holding such shares following the spin-off will be determined on                     , 2011, the record date.

Voting Rights. Except as required by law, the Preferred Stock shall not entitle the holders thereof to vote on any matter submitted for shareholder action, and the consent of the holders thereof shall not be required for the taking of any corporate action, provided that the terms of the Certificate of Designation of the Preferred Stock shall not, by merger, consolidation or otherwise, be amended, waived, altered or repealed without the affirmative vote of the holders of a majority of the voting power of the Preferred Stock, voting as a separate class.

Conversion. The Preferred Stock will not be convertible into shares of Common Stock or any other security of Orchard.

Dividends. The terms of the Preferred Stock do not entitle the holders thereof to any dividends. The terms of the Certificate of Designation of the Preferred Stock will provide that dividends and other distributions may not be paid on all or substantially all of the shares of our capital stock until all outstanding shares of the Preferred Stock have been redeemed in accordance with the terms of such Certificate of Designation or otherwise repurchased unless such dividend or distribution (i) has been unanimously approved by our board of directors, (ii) relates to a “poison pill” stockholder rights plan or (iii) is a distribution of cash in lieu of fractional shares made in connection with this Distribution. We do not expect to pay cash dividends on any shares of our capital stock for the foreseeable future.

Redemption. All, but not less than all, of the then-outstanding shares of Preferred Stock may be redeemed at a redemption price per share of Preferred Stock in cash equal to the Preferred Stock Per Share Liquidation Preference upon a date and time, or the happening of an event, determined by the affirmative vote of a majority of our board of directors and, (i) for as long as holders of Class B Common Stock and Class C Common Stock shall elect at least one director, such vote must include the vote of at least one such director and, (ii) for as long as holders of Class B Common Stock and Class C Common Stock shall elect at least one director and ESL and its affiliates shall hold at least 5% of our outstanding common stock, such vote must also include the vote of at least one director elected by the holders of the Class A Common Stock who is not independent of us, ESL or ACOF.

In addition, to the extent not prohibited by law or the Stockholders’ Agreement, Orchard may, at any time and from time to time, repurchase in the open market, in privately negotiated transactions or through tender offers or other transactions any amount of the then outstanding shares of Preferred Stock that it desires to repurchase at such sums and on such conditions as shall be negotiated between or among Orchard and one or more holders of Preferred Stock.

The terms of the Certificate of Designation of the Preferred Stock will provide that no shares of our capital stock, other than our Preferred Stock, may be redeemed, repurchased or otherwise acquired by us until all outstanding shares of the Preferred Stock have been redeemed in accordance with the terms of such Certificate of Designation or otherwise repurchased unless such redemption or repurchase (i) is made in connection with an employee incentive or benefit plan or other compensatory arrangement, (ii) has been unanimously approved by our board of directors, (iii) relates to a “poison pill” stockholder rights plan or (iv) is a distribution of cash in lieu of fractional shares made in connection with this Distribution.

Liquidation. In the event of any liquidation, dissolution or winding up of Orchard, whether voluntary or involuntary, before any payment or distribution of Orchard’s assets (whether capital or surplus) shall be made to or set apart for the holders of Common Stock, but after any payments or distributions are made on, or set apart for, any of Orchard’s indebtedness and to holders of any stock then outstanding that ranks senior to the Preferred Stock, holders of the Preferred Stock shall be entitled to receive an amount per share equal to the Preferred Stock Per Share Liquidation Preference but shall not be entitled to any further payment or other participation in any distribution of the assets of Orchard. If, upon any liquidation, dissolution or winding-up of Orchard, whether voluntary or involuntary, our assets, or proceeds thereof, distributable among the holders of the Preferred Stock are insufficient to pay in full the preferential amount aforesaid and liquidating payments on any stock then outstanding that is on a parity with the Preferred Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of the Preferred Stock and any other stock on a parity with the Preferred Stock, equally and ratably in proportion to the respective amounts that would be payable on such shares of Preferred Stock and any then outstanding stock on parity with the Preferred Stock, if all amounts payable thereon were paid in full.

Preemption. Following the spin-off, other than as set forth in the Stockholders’ Agreement as described following this sentence, no holders of our capital stock will have preemptive rights or preferential rights to subscribe for shares of our capital stock pursuant to our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws.

The Stockholders’ Agreement provides that prior to an issuance by us or any of our subsidiaries of shares of capital stock (other than (i) in an underwritten public offering registered under the Securities Act; (ii) pursuant to any stock option, stock purchase plan or agreement or other benefit plans approved by our board; (iii) in connection with a recapitalization; or (iv) in connection with any acquisition that has been approved by the unanimous consent of our board), Orchard shall give written notice (a “Preemptive Notice”) thereof to ACOF, ESL, Edward S. Lampert and William C. Crowley (such parties, the “Named Stockholders”), so long as each such party owns at least the requisite number of shares of Common Stock specified in the Stockholders’ Agreement. The Preemptive Notice shall specify the securities to be issued (the “Preemptive Shares”), the proposed purchasers, the date of issuance, the consideration that Orchard will receive and all other material terms of such issuance and contain an offer to sell to the Named Stockholders, at the same price and for the same consideration, the Preemptive Shares. Following the delivery of a Preemptive Notice, each Named Stockholder will be entitled to elect to purchase up to that Named Stockholder’s pro rata portion of the Preemptive Shares. In the event that a preemptive offer is accepted by any Named Stockholder, we shall sell to that Named Stockholder, for the consideration and on the terms set forth in the Preemptive Notice, the securities that Named Stockholder has elected to purchase.

Notwithstanding the foregoing, if a Preemptive Notice is delivered from the date of the spin-off until the earlier of (i) the date that ACOF completes the acquisition of an aggregate number of additional shares of Common Stock equal to 15% of the total shares of Common Stock outstanding as of such date and (ii) the date that is six months from the date on which the distribution agent has completed the electronic issuance of all of the shares of Class A Common Stock in connection with the spin-off as such date shall be extended for trading days during such six-month period during which ACOF was prohibited from purchasing securities of the Company as a result of ACOF possessing material non-public information: (a) for a period of ten business days following the delivery of that Preemptive Notice, ACOF shall have the sole right to elect to purchase all or a portion of the related Preemptive Shares on the terms set forth therein; (b) in the event that ACOF makes such election, we shall (or shall cause such subsidiary to) sell to ACOF, for the consideration and on the terms set forth in the Preemptive Notice, the shares that ACOF has elected to purchase; and (c) ESL shall not purchase any Preemptive Shares.

Fully Paid. The issued and outstanding shares of our capital stock are fully paid and non-assessable. We will not issue any additional shares of capital stock in the future unless they also are fully paid and non-assessable.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions in our proposed Amended and Restated Certificate of Incorporation and Amended and Restated By-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control.

Blank Check Preferred Stock. Our Amended and Restated Certificate of Incorporation will permit us to issue, without any further vote or action by the shareholders, up to              shares of preferred stock (or              shares of preferred stock after taking into account the              shares of Preferred Stock that will be issued in

connection with the Distribution) in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation, powers, preferences and rights, and any qualifications, limitations or restrictions thereof, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control. For example, we could issue shares of preferred stock that may, depending on the terms of such series, make it more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means. Such shares could also be privately placed with purchasers favorable to the board of directors in opposing such actions. In addition, the board of directors could authorize holders of a series of preferred stock to vote either separately as a class or with the holders of our Common Stock, on any merger, sale or exchange of assets by us or any other extraordinary corporate transaction. The issuance of new shares also could be used to dilute the stock ownership of a person or entity seeking to obtain control of us should the board of directors consider the action of such entity or person not to be in the best interest of our shareholders and could be used to entrench current management or deter an attempt to replace the board of directors.

Special Shareholder Meetings. Under our proposed Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, special meetings of shareholders of the Company may be called only by the board of directors acting pursuant to a resolution adopted by a majority of the board of directors.

Requirements for Advance Notification of Shareholder Nomination and Proposals. Under our proposed Amended and Restated By-laws, shareholders of record will be able to nominate persons for election to our board of directors or, at annual meetings, bring other business constituting a proper matter for shareholder action only by providing proper notice to our secretary. Proper notice must be timely, generally received between 75 and 45 days prior to the one-year anniversary of the first mailing of the previous year’s proxy materials (or, in the case of a special meeting, 90 days prior to the special meeting or prior to the tenth day following announcement of the meeting, whichever is later), and must include, among other information, the name and address of the shareholder giving the notice, certain information relating to each person whom such shareholder proposes to nominate for election as a director, a brief description of any business such shareholder proposes to bring before the meeting and the reason for bringing such proposal, the name and address of any beneficial owner on whose behalf the record shareholder is acting, and other information concerning the record shareholder and, if applicable, the beneficial owner, including any shares owned by such persons, any derivative instruments owned by such persons or other similar arrangements with respect to shares of our common stock and a representation as to whether any such person intends to deliver a proxy statement and/or form of proxy to our shareholders (with which such representation such person is required to act in accordance). Nothing in the Amended and Restated By-laws will be deemed to affect any rights of shareholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Securities Exchange of 1934, as amended.

Delaware Takeover Statute

The Delaware General Corporation Law (the “DGCL”) contains a business combination statute that protects domestic corporations from hostile takeovers and from actions following such a takeover, by prohibiting some transactions once an acquiror has gained a significant holding in the corporation. This statute generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an entity or person who beneficially owns 15% or more of a corporation’s voting stock (an “interested shareholder”), within three years after the person or entity becomes an interested shareholder, unless:

•

the board of directors of the target corporation has approved, before the acquisition date, either the business combination or the transaction that resulted in the person becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the person becoming an interested shareholder, the person owns at least 85% of the corporation’s voting stock (excluding for purposes of determining the voting stock outstanding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or

•

after the person or entity becomes an interested shareholder, the business combination is approved by the board of directors and authorized by the vote of the holders of shares representing at least two-thirds of the outstanding voting power not owned by the interested shareholder.

We have opted out of Section 203 of the DGCL, which contains these restrictions on business combinations, in our Amended and Restated Certificate of Incorporation that will take effect immediately prior to the Distribution.

Indemnification and Limitation of Liability of Directors and Officers

Delaware General Corporate Law

Pursuant to the DGCL, a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of an action or suit by or in the right of the corporation to procure a judgment in its favor, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent a present or former director or officer is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for actual and reasonable expenses incurred thereby.

Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

The DGCL provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its by-laws, disinterested directors’ vote, shareholders’ vote, agreement or otherwise.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

Orchard Supply Hardware Stores Corporation

Our proposed Amended and Restated Certificate of Incorporation requires Orchard to indemnify and hold harmless any current or former director of Orchard to the fullest extent permitted by Delaware law. Such indemnification rights include the right to be paid by Orchard the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. However, except for proceedings to enforce indemnification or advancement rights, Orchard will indemnify such a director who initiates an action, suit or proceeding (or part thereof) only if such action, suit or proceeding (or part thereof) was authorized by the board of directors of Orchard.

Orchard’s Amended and Restated By-laws extend the above-described indemnification and advancement rights to current and former officers of Orchard and to persons who are or were serving at the request of Orchard as a director, officer or trustee of another corporation or entity. The Amended and Restated By-laws also contain certain procedures and presumptions that will govern any action brought by a person granted advancement or indemnification rights in Orchard’s Amended and Restated Certificate of Incorporation or Amended and Restated By-laws to enforce those rights.

The indemnification and advancement rights conferred by Orchard are not exclusive of any other right to which persons seeking indemnification or advancement may be entitled under any statute, Orchard’s Amended and Restated Certificate of Incorporation or Amended and Restated By-laws, any agreement, vote of shareholders or disinterested directors or otherwise.

Transfer Agent and Registrar

After the Distribution, the transfer agent and registrar for our capital stock will be Wells Fargo Bank, N.A., South St. Paul, Minnesota.

Listing and Market Information

There is currently no established public market for any of our capital stock. We intend to list our Class A Common Stock on the NASDAQ Capital Market under the ticker symbol “OSH” and quote our Preferred Stock on the OTC Bulletin Board, or the “Pink Sheets” or another OTC quotation system under the ticker symbol “        ”. We do not intend to list our Class B Common Stock or Class C Common Stock.

Authorized But Unissued Capital Stock

The DGCL does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ Capital Market, which would apply so long as our Class A Common Stock is listed on the NASDAQ Capital Market, require shareholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of Class A Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved capital stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of capital stock at prices higher than prevailing market prices.

SHARES ELIGIBLE FOR FUTURE SALE

Based on the number of Sears Holding shares expected to be outstanding as of                     , 2011, the record date, we expect that              of the shares of Class A Common Stock and              of the shares of Preferred Stock outstanding immediately following the Distribution will be freely tradable without restriction in the public markets, except any shares of Class A Common Stock and Preferred Stock held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. “Restricted securities” may be sold in the public market only pursuant to an effective registration statement under the Securities Act or if the sale qualifies for an exemption from registration under such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder or Rule 701, which rules are summarized below.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Stock Plans

We intend to file registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options outstanding or reserved for issuance under our stock plans, including our 2011 Equity Incentive Plan. We expect to file this registration statement as soon as practicable after this offering. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market following its effective date, subject to the Rule 144 limitations applicable to affiliates.

Registration Rights Agreements

We expect that the Stockholders’ Agreement will provide certain of our shareholders with certain registration rights, which will be described in an amendment to this Prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the distribution of our common stock in the spin-off.

DETERMINATION OF OFFERING PRICE

No consideration will be paid for the shares of common stock distributed in the spin-off.

LEGAL MATTERS

The validity of the Class A Common Stock and Preferred Stock to be distributed in the spin-off and certain tax matters related to the spin-off will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California and New York, New York.

EXPERTS

The consolidated financial statements as of January 29, 2011 and January 30, 2010 and for each of the three years in the period ended January 29, 2011 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC with respect to the shares of our Class A Common Stock and Preferred Stock being distributed as contemplated by this Prospectus. This Prospectus is a part of, and does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and our Class A Common Stock and Preferred Stock, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this Prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may read and copy all materials that we file with the SEC, including the Registration Statement and its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this Prospectus does not and will not constitute a part of this Prospectus or the Registration Statement on Form S-1 of which this Prospectus is a part.

As a result of the Distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

Orchard Supply Hardware Stores Corporation

6450 Via Del Oro,

San Jose, California 95119

(408) 281-3500

We intend to furnish holders of our Class A Common Stock and Preferred Stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed thereto, by an independent registered public accounting firm.

You should rely only on the information contained in this Prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Orchard Supply Hardware Stores Corporation

San Jose, California

We have audited the accompanying consolidated balance sheets of Orchard Supply Hardware Stores Corporation and subsidiaries (the “Company”) as of January 29, 2011 and January 30, 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended January 29, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Orchard Supply Hardware Stores Corporation and subsidiaries as of January 29, 2011 and January 30, 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2011, in conformity with accounting principles generally accepted in the United States of America.

The Company is a subsidiary of Sears Holdings Corporation (“Sears”). The accompanying consolidated financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. As more fully described in Notes 1, 6 and 9, certain items included in the accompanying consolidated financial statements represent allocations from Sears applicable to the consolidated group as a whole.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

April 26, 2011

ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 29, 2011 AND JANUARY 30, 2010

(In thousands, except for share amounts)

	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$15,604	$8,961
Restricted cash	556
Merchandise inventories	172,050	161,265
Deferred income taxes	16,444	10,302
Prepaid expenses and other current assets	11,253	12,155

Total current assets	215,907	192,683
PROPERTY AND EQUIPMENT—Net	262,968	272,116
OTHER INTANGIBLE ASSETS	145,451	154,090
DEFERRED FINANCING COSTS	5,666	2,657

TOTAL	$629,992	$621,546

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Merchandise payables	$55,325	$36,279
Accrued expenses and other liabilities	40,116	40,645
Current portion of long-term debt and capital lease obligations	19,292	126,597
Payable to Sears	12,458	4,899

Total current liabilities	127,191	208,420
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS	318,928	238,261
OTHER LONG-TERM LIABILITIES	16,338	15,797
DEFERRED INCOME TAXES	69,503	70,082
COMMITMENTS AND CONTINGENCIES (Note 10)

Total liabilities	531,960	532,560

STOCKHOLDERS’ EQUITY
Series A common stock ($0.01 par value; 1,049,000 shares authorized 1,000,000 shares issued and outstanding at January 29, 2011 and January 30, 2010)	10	10
Series B common stock ($0.01 par value; 1,049,000 shares authorized) 2,118 shares issued and outstanding at January 29, 2011 and January 30, 2010) Additional paid in capital	262,825	262,496
Accumulated losses	(164,803)	(173,520)

Total stockholders’ equity	98,032	88,986

TOTAL	$629,992	$621,546

See notes to consolidated financial statements.

ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FISCAL YEARS ENDED JANUARY 29, 2011, JANUARY 30, 2010 AND JANUARY 31, 2009

(In thousands, except for per share amounts)

	2010	2009	2008

NET SALES	$660,701	$682,393	$761,489

COST OF SALES AND EXPENSES:
Cost of sales (excluding depreciation and amortization)	431,839	438,060	486,222
Selling and administrative	165,993	165,639	191,282
Depreciation and amortization	31,187	29,870	31,410
Goodwill impairment			262,763

Total costs of sales and expenses	629,019	633,569	971,677

OPERATING INCOME (LOSS)	31,682	48,824	(210,188)
INTEREST EXPENSE, net	(17,392)	(16,770)	(22,875)

INCOME (LOSS) BEFORE INCOME TAXES	14,290	32,054	(233,063)
INCOME TAXES	5,573	12,749	10,304

NET INCOME (LOSS)	$8,717	$19,305	$(243,367)

INCOME (LOSS) PER COMMON SHARE ATTRIBUTABLE TO STOCKHOLDERS
Basic and diluted income (loss) per share	$8.70	$19.27	$(242.88)

Basic and diluted weighted average common shares outstanding	1,002	1,002	1,002

See notes to consolidated financial statements.

ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

FOR THE FISCAL YEARS ENDED JANUARY 29, 2011, JANUARY 30, 2010 AND JANUARY 31, 2009

(In thousands, except share amounts)

	Series A Common Stock		Series B Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Losses)	Total	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount

BALANCE—February 2, 2008	1,000,000	$10	2,457	$—	$261,976	$50,542	$312,528
Repurchase of treasury stock			(339)		(100)		(100)
Stock-based compensation expense					125		125
Net loss						(243,367)	(243,367)	$(243,367)

BALANCE—January 31, 2009	1,000,000	10	2,118	—	262,001	(192,825)	69,186
Stock-based compensation expense					495		495
Net income						19,305	19,305	$19,305

BALANCE—January 30, 2010	1,000,000	10	2,118	—	262,496	(173,520)	88,986
Stock-based compensation expense					329		329
Net income						8,717	8,717	$8,717

BALANCE—January 29, 2011	1,000,000	$10	2,118	$—	$262,825	$(164,803)	$98,032

See notes to consolidated financial statements.

ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED JANUARY 29, 2011, JANUARY 30, 2010 AND JANUARY 31, 2009

(In thousands)

	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$8,717	$19,305	$(243,367)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	31,187	29,870	31,410
Goodwill impairment			262,763
Amortization of deferred financing costs	1,170	1,006	793
Loss on sale and impairment of property and equipment	633	275
Stock-based compensation	329	495	125
Deferred income taxes	(6,721)	(4,572)	(10,478)
Deferred rent	(1,302)	529	1,639
Change in operating assets and liabilities:
Merchandise inventories	(10,785)	(2,682)	5,559
Prepaid expenses and other assets	902	713	994
Merchandise payables	19,046	(14,721)	(8,025)
Payable to Sears	7,559	(1,139)	1,380
Accrued expenses and other liabilities	1,813	(3,187)	415

Net cash provided by operating activities	52,548	25,892	43,208

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	(556)		3,277
Purchases of property and equipment	(11,486)	(11,462)	(10,511)

Net cash used in investing activities	(12,042)	(11,462)	(7,234)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on Senior Secured Credit Facility	48,300	7,585	33,925
Repayments on Senior Secured Credit Facility	(300)	(7,585)	(50,925)
Principal payments on Senior Secured Term Loan	(2,000)	(13,000)	(9,000)
Principal payments on Commercial Mortgage-backed Loan	(120,000)
Borrowings from Real Estate Term Loan	50,000
Payment of deferred financing costs	(4,152)	(1,331)	(150)
Repurchase of treasury stock			(100)
Payments of capital lease obligations	(5,711)	(3,917)	(3,830)

Net cash used in financing activities	(33,863)	(18,248)	(30,080)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,643	(3,818)	5,894
CASH AND CASH EQUIVALENTS—Beginning of period	8,961	12,779	6,885

CASH AND CASH EQUIVALENTS—End of period	$15,604	$8,961	$12,779

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:
Cash paid for interest	$16,421	$15,703	$22,493

Cash paid for income taxes	$16,651	$16,984	$13,200

NONCASH INVESTING AND FINANCING ACTIVITIES:
Noncash equipment purchases	$1,137	$1,620	$812

Assets acquired through capital lease	$3,073	$6,477	$9,989

See notes to consolidated financial statements.

ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JANUARY 29, 2011, JANUARY 30, 2010 AND JANUARY 31, 2009

1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Nature of Operations—The consolidated financial statements include the accounts of Orchard Supply Hardware Stores Corporation (“Company”) and its subsidiaries, Orchard Supply Hardware LLC (“OSH LLC”), OSH Properties LLC (“OSH Properties”), and OSH Finance Corporation. Unless otherwise specified, all references to the “Company” refer to Orchard Supply Hardware Stores Corporation and subsidiaries. All intercompany amounts and transactions have been eliminated in consolidation. The Company is 80.1% owned by Sears Holdings Corporation (“Sears”).

As of January 29, 2011, January 30, 2010 and January 31, 2009, the Company operated a chain of 89, 88 and 86 home improvement stores located in California, respectively. The stores offer a variety of home improvement and specialty products, including garden, nursery, hardware, industrial, electrical, housewares, plumbing, tools, paint, seasonal, outdoor power and appliances. The majority of the Company’s merchandise is handled through a single warehouse and distribution facility located in Tracy, California.

In November 2005, the Company completed a series of recapitalization transactions (the “Recapitalization”), whereby, an affiliate of Ares Management LLC (“Ares”) invested $58.7 million in cash in exchange for 19.9% of the Company’s outstanding voting stock and a three-year option to acquire additional shares in the Company (the “Ares Option”).

In January 2008, the Ares Option was amended to allow the Company to create and issue Sears 20,000 shares of nonconvertible and nonvoting preferred stock with a liquidation preference of $1,000 per share (the “Preferred Stock”), a contingent forward to issue preferred stock, subject to any required consents from lenders, in the event the option expires without exercise. On November 23, 2008, the Ares Option was not exercised and expired. As a result, the Company expects to create and issue the 20,000 shares of Preferred Stock (see Note 2).

As a subsidiary of Sears, the Company does not maintain all of its own legal, tax, and certain other corporate support functions. In connection with the Recapitalization, Sears and the Company entered into a shared services agreement to provide the Company with certain corporate support services while the Company builds its own stand-alone corporate infrastructure. The Company is charged by Sears for such corporate services under the terms described in Note 6. The costs and allocations charged to the Company by Sears do not necessarily reflect the costs of obtaining the services from unaffiliated third parties or of the Company providing the applicable services itself. Management believes that the methods by which Sears allocates its costs are reasonable and are based on a prorated estimate of costs expected to be incurred by Sears. The consolidated financial statements contained herein may not be indicative of the Company’s consolidated financial position, operating results and cash flows in the future, or what they would have been if it had been a stand-alone company during all periods presented. In August 2008, the Company completed the transition of the majority of its significant accounting functions from Sears and converted its accounting system to be independently operated by the Company.

Fiscal Year—The Company’s fiscal year ends on the Saturday nearest to January 31. The fiscal years ended January 29, 2011 (“fiscal 2010”), January 30, 2010 (“fiscal 2009”) and January 31, 2009 (“fiscal 2008”), all consisted of 52 weeks.

Segment Reporting—The Company has one reportable segment. The Company’s operations include activities related to its retail stores that are all operated in California, United States.

The following table presents the Company’s sales by product categories for fiscal 2010, 2009, and 2008 (in thousands):

	Fiscal Year
	2010	2009	2008
Repair and maintenance	$328,685	$349,237	$401,180
Lawn and garden	252,578	252,902	269,323
In-home	79,438	80,254	90,986

Total	$660,701	$682,393	$761,489

Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and reported amounts of net sales and expenses during the reporting period. Actual results may differ from these estimates. Significant estimates are required as part of inventory valuation, reserves for sales returns and allowances, recoverability of long-lived assets, goodwill and intangible asset valuations, and accruals for casualty insurance reserves.

Cash and Cash Equivalents—Cash and cash equivalents consist of cash on hand and in banks as well as all highly liquid investments with a maturity date at purchase of three months or less. The Company also includes within cash equivalents deposits in transit from banks for payments related to third-party credit card and debit card transactions.

The Company classifies outstanding checks in excess of funds on deposit within payables and reduces cash and cash equivalents when these checks clear the bank on which they were drawn. There were no outstanding checks in excess of funds on deposit included in payables at January 29, 2011 and January 30, 2010.

Restricted Cash—As of January 29, 2011, the Company had restricted cash of $0.6 million to pay for maintenance costs related to owned properties. This cash was set up in connection with the Real Estate Term Loan (see Note 4).

Transactions with Sears—All intercompany activities performed in the normal course of business are settled in cash with Sears. Amounts not paid during the period incurred are recorded as a net receivable or payable and are reported in the consolidated statements of cash flows as an operating activity.

Merchandise Inventories—Merchandise inventories are valued at the lower of cost or market, with cost determined using the retail inventory method (RIM). Inherent in the RIM calculation are certain significant management judgments and estimates, including, merchandise markons, markups, markdowns, and shrinkage, which significantly impact the ending inventory valuation at cost as well as resulting gross margins. The methodologies utilized by the Company in its application of the RIM are consistent for all periods presented. Such methodologies include the development of the cost-to-retail ratios, the groupings of homogenous classes of merchandise, the development of shrinkage and obsolescence reserves, and the accounting for retail price changes. Management believes that the Company’s RIM provides an inventory valuation that reasonably approximates cost.

At January 29, 2011 and January 30, 2010, approximately $47.3 million and $50.3 million, respectively, of the Company’s merchandise inventories were valued under the last-in, first-out (LIFO) basis. If the first-in, first-out method of inventory valuation had been used instead of the LIFO method, merchandise inventories would have been $1.8 million lower at January 29, 2011 and January 30, 2010. There were no liquidations of the LIFO layers during the three years reported.

Vendor Rebates and Allowances—The Company receives various vendor-funded rebates and allowances through a variety of programs and arrangements intended to offset the Company’s costs of promoting and selling certain vendor products. These vendor payments are recorded as a reduction to the cost of merchandise inventories when earned and, thereafter, as a reduction of cost of sales, as the merchandise is sold. Up-front consideration received from vendors linked to purchases or other commitments is deferred until performance of the specified activity is deemed to be complete. The Company earned vendor rebates and allowances of $30.3 million, $29.2 million and $28.3 million in fiscal 2010, fiscal 2009 and fiscal 2008, respectively. Vendor rebates and allowances deferred at January 29, 2011 and January 30, 2010 were $11.8 million and $11.2 million, respectively, and are included as a reduction to merchandise inventories in the consolidated balance sheets.

Property and Equipment—Property and equipment is stated at cost, less accumulated depreciation and amortization. Additions and substantial improvements are capitalized and include expenditures that materially extend the useful lives of existing facilities and equipment. Maintenance and repairs that do not materially improve or extend the lives of the respective assets are expensed as incurred. Certain real properties of the Company, including 14 store locations, 4 stores situated on ground leases, and a distribution center, are collateral for a portion of the Company’s outstanding debts (see Note 4).

The Company’s property and equipment at January 29, 2011 and January 30, 2010, consist of the following (in millions):

	2010	2009
Land	$96.0	$96.0
Buildings and improvements	146.1	141.7
Furniture, fixtures and equipment	74.5	67.8
Construction in progress	2.3	5.0
Capitalized leases	67.1	64.0

Total property and equipment	386.0	374.5
Less accumulated depreciation and amortization	(123.0)	(102.4)

Total property and equipment, net	$263.0	$272.1

Depreciation and amortization is recorded using the straight-line method over the estimated useful lives of the related assets, which is generally between 3 to 10 years for furniture, fixtures, and equipment, and 15 to 40 years for buildings and improvements. Leasehold improvements are amortized over the shorter of the original lease term or estimated useful life of the improvement, which is between 1 and 21 years. Capital lease assets are amortized over the lesser of the term of the lease or the useful lives of the asset. Accumulated amortization of capitalized lease assets was $23.9 million and $17.7 million at January 29, 2011 and January 30, 2010, respectively.

Goodwill and Other Intangible Assets—The Company does not amortize goodwill, but tests it for potential impairment on an annual basis or whenever events or changes in circumstances indicate that its value may not be recoverable. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others a significant decline in the Company’s expected future cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, and slower growth rates.

The Company’s goodwill resided in one reporting unit. The goodwill impairment test involves a two-step process. The first step is a comparison of the reporting unit’s fair value to its carrying value. Potential impairment exists if the carrying amount of net assets, including goodwill, is greater than the fair value of net assets, which is based on the income approach using a calculation of discounted estimated future cash flows. The projection uses management’s best estimates of economic and market conditions over the projected period including growth rates in sales, costs, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination.

The Company’s recorded goodwill and accumulated impairment of goodwill was $0 and $262.8 million, respectively, as of January 31, 2009. During fiscal 2008, the Company recorded a goodwill impairment charge of $262.8 million and has no remaining goodwill.

Intangible assets with “indefinite” useful lives are required to be tested for impairment and intangible assets with “definite” useful lives are amortized over their useful lives. Included in other intangible assets in the consolidated balance sheets are indefinite-lived trade names and definite-lived favorable leasehold rights. The Company’s trade name assets, OSH and Orchard Supply Hardware, are not subject to amortization, as management expects the trade names to generate cash flows indefinitely. The Company’s trade names are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Potential impairment exists if the carrying amount of trade names is greater than their fair value, which is based on the relief from royalty method. The Company performed its test for impairment on trade names by comparing the fair value of the trade names to their carrying amounts. No impairment charges related to trade names were recorded in any period presented. Favorable leasehold rights are amortized on a straight-line basis over the respective lease terms for up to 38 years.

The impairment analysis for trade names is performed as of the last day of the Company’s November accounting period each year.

Other intangible assets as of January 29, 2011 and January 30, 2010, include the following (in millions):

	January 29, 2011			January 30, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived trade names	$107.6	$—	$107.6	$107.6	$—	$107.6
Favorable leases	94.9	(57.0)	37.9	94.9	(48.4)	46.5

Total	$202.5	$(57.0)	$145.5	$202.5	$(48.4)	$154.1

The Company recorded intangible amortization expense of $8.6 million, $8.8 million and $9.3 million in the consolidated statements of operations during fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

Intangible amortization expense for the next five fiscal years based on the intangible asset balances as of January 29, 2011, is expected to be $7.4 million, $6.8 million, $5.9 million, $5.1 million, and $3.4 million.

Impairment or Disposal of Long-Lived Assets—Long-lived assets, primarily property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying value of the asset exceeds the expected future cash flows expected to result from the use of the asset, on an undiscounted basis, an impairment loss is recognized. The impairment loss recognized is the excess of the carrying value of the asset over its fair value. The fair market value of these assets is determined using the income approach and Level 3 inputs, which require management to make estimates about future cash flows. Management estimates the amount and timing of future cash flows based on its experience and knowledge of the retail market in which each store operates. The impairment charges are included in selling and administrative expenses in the consolidated statements of operations.

The Company recorded $0.7 million, $0.2 million and $0.0 million of impairment and disposal charges for fiscal 2010, fiscal 2009 and fiscal 2008, respectively. The impairment charges reduced the then carrying amount of applicable long-lived assets of $0.7 million and $0.3 million to their fair values of $0.0 million and $0.1 million during fiscal 2010 and fiscal 2009, respectively.

Leases—The Company leases certain stores, office facilities, computers, and transportation equipment. The determination of operating and capital lease obligations is based upon the expected terms of the lease, and the contractual minimum lease payments as defined within the lease agreements. For certain stores, amounts in excess of these minimum lease payments are payable based upon specified percentages of sales. Contingent rent is accrued during the period it becomes probable that a particular store will achieve a specified sales level thereby triggering a contingent rental obligation. Certain leases also include escalation clauses and renewal option clauses calling for increased rents. Where a lease contains an escalation clause or concession such as a rent holiday, rent expense is recognized using the straight-line method over the term of the lease.

Casualty Claim Reserves—The Company has historically participated in Sears’ insurance programs, which has provided the Company with comprehensive insurance coverage. On February 25, 2008, the Company entered into its own insurance contracts for exposures incurred after that date with third-party insurance companies for a number of risks including workers’ compensation and general liability claims. The Company records reserves for uninsured claims based on the expected ultimate settlement value of claims filed and claims incurred but not yet reported. The Company’s estimated claim amounts are discounted using a risk-free rate based on the duration that approximates the expected period to settle such claims. In estimating this liability, the Company utilized loss trend factors based on Company-specific data to project the future loss rate. Loss estimates are adjusted based upon actual claims settlements and reported claims. These projections are subject to a high degree of variability based upon future inflation rates, litigation trends, legal interpretations, benefit level changes, and claim settlement patterns. The components of the Company’s insurance reserves as of January 29, 2011 and January 30, 2010, are as follows (in millions):

	2010	2009
Self insurance reserves—beginning of period	$4.7	$3.0
Claim expenses	2.3	2.7
Claim payments	(1.1)	(1.0)

Self insurance reserves—end of period	$5.9	$4.7

Total undiscounted self insurance reserves—end of period	$6.8	$5.4

The Company’s casualty insurance reserves reflected in other current liabilities and other long-term liabilities in the consolidated balance sheets represent an estimate of the ultimate cost of claims incurred as of the balance sheet date. Although the Company does not expect the amounts ultimately paid to differ significantly from its estimates, insurance reserves could be affected if future claim experience differs significantly from the historical trends and the actuarial assumptions.

Revenue Recognition—The Company recognizes revenues from merchandise sales at the later of point of sale or delivery of goods to customers. Merchandise sales are reported net of estimated returns and allowances, customer rebates and exclude sales taxes. The reserve for returns and allowances is calculated as a percentage of sales based on historical return percentages.

Net sales are presented net of any taxes collected from customers and remitted to governmental authorities.

The Company also records deferred revenue for the sale of gift cards and recognizes this revenue upon the redemption of the gift cards.

Reserve for Sales Returns and Allowances—The Company calculates a reserve for returns and allowances as a percentage of sales based on historical return percentages which is included in accrued expenses in the consolidated balance sheets. The reserve for sales returns and allowances consists of the following (in millions):

Year ended:	Beginning Balance	Additions	Returns	Ending Balance
January 29, 2011	$0.6	$24.1	$(24.1)	$0.6
January 30, 2010	0.7	25.0	(25.1)	0.6
January 31, 2009	0.7	26.2	(26.2)	0.7

Cost of Sales—Cost of sales includes the cost of merchandise, distribution, warehousing, delivery costs and store occupancy costs, offset by vendor allowance and rebates received by the Company.

Selling and Administrative Expenses—Selling and administrative expenses primarily include selling and support payroll, advertising, and other administrative expenses.

Pre-Opening Costs—Store pre-opening costs are expensed in the period in which they occur.

Advertising—Costs for newspaper, television, radio, and other media advertising are expensed the first time the advertising occurs. The cost of advertising charged to selling and administrative expenses was $22.9 million, $21.7 million and $29.2 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

Rent Expense—Minimum rental expense is recognized over the term of the lease. The Company recognizes minimum rent starting when possession of the property is taken from the landlord, which normally includes a construction period prior to store opening. When a lease contains a predetermined fixed escalation of the minimum rent, the Company recognizes the related rent expense on a straight-line basis and records the difference between the recognized rental expense and the amounts payable under the lease as a deferred rent liability. The Company also receives tenant allowances, which are amortized as a reduction to rent expense in the consolidated statements of operations over the term of the lease.

Certain leases provide for contingent rents that are not measurable at inception. These contingent rents are primarily based on a percentage of sales that are in excess of a predetermined level. These amounts are excluded from minimum rent and are included in the determination of rent expense when it is probable that the expense has been incurred and the amount is reasonably estimable (see Note 5).

Deferred Financing Costs—The Company amortizes deferred financing costs using the straight-line method, which approximates the effective interest method, over the life of the associated financing agreements. Amortization of deferred financing costs was $1.2 million, $1.0 million and $0.8 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

Income Taxes—The Company records deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax bases of assets and liabilities based on currently enacted tax laws. The tax balances and income tax expense recognized by the Company are based on management’s interpretation of the tax laws of multiple jurisdictions. Income tax expense also reflects the Company’s best estimates and assumptions regarding, among other things, the level of future taxable income, interpretation of the tax laws, and tax planning. Future changes in tax laws, changes in projected levels of taxable income, and tax planning could affect the effective tax rate and tax balances recorded by the Company.

Tax positions are recognized when they are more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not of being realized upon settlement. The Company is subject to periodic audits by the Internal Revenue Service and other state and local taxing authorities. These audits may challenge certain of the Company’s tax positions such as the timing and amount of income and deductions and the allocation of taxable income to various tax jurisdictions. The Company evaluates its tax positions and establishes liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. These tax uncertainties are reviewed as facts and circumstances change and are adjusted accordingly. This requires significant management judgment in estimating final outcomes. Actual results could materially differ from these estimates and could significantly affect the Company’s effective tax rate and cash flows in future years. Interest and penalties are classified as income tax expense in the consolidated statements of operations (see Note 8).

Comprehensive Income (Loss)—Comprehensive income (loss) encompasses all changes in equity other than those arising from transactions with stockholders. Comprehensive income (loss) was equal to net income (loss) for the periods presented.

Earnings Per Share (“EPS”)—The Company computes and reports both basic EPS and diluted EPS. Basic EPS is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the sum of the weighted average number of common shares and dilutive common stock equivalents outstanding during the period. Diluted EPS reflects the total potential dilution that could occur from outstanding equity plan awards, including unexercised stock options.

There are no dilutive common equivalents, and therefore basic and dilutive EPS are the same for all periods presented.

Fair Value of Financial Instruments—Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, (“ASC 820”) defines fair value, establishes a framework for measuring fair value in GAAP and requires certain disclosures about fair value measurements. Under ASC 820, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3—Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Due to their short-term nature, the carrying value of the Company’s cash and cash equivalents, customer and other receivables, merchandise payables, accrued expenses, and other current liabilities approximate their fair value. Based on borrowing rates available to the Company, the carrying value of the Company’s debt obligations approximated their fair value at January 29, 2011 and January 30, 2010.

As described above, the Company measures certain non-financial assets and liabilities, including long-lived assets, at fair value on a non-recurring basis.

The Company was not required to measure any other significant non-financial assets and liabilities at fair value as of January 29, 2011 and January 30, 2010.

Stock-Based Compensation—The Company recognizes as expense the fair value of all stock-based compensation awards, including stock options, and reports tax benefits associated with stock-based compensation deductions as cash from financing activities rather than cash from operating activities. The Company recognizes compensation expense as awards vest on a straight-line basis over the requisite service period of the award. The Company accounts for stock-based compensation using the fair value method. The Company recognized $0.3 million, $0.5 million and $0.1 million of total stock-based compensation expense for fiscal 2010, fiscal 2009 and fiscal 2008, respectively, in the consolidated statements of operations.

Subsequent Events—The Company evaluated subsequent events after the consolidated balance sheet date of January 29, 2011 through April 26, 2011, which is the date the consolidated financial statements were available to be issued.

2.	STOCKHOLDERS’ EQUITY

The authorized capital stock of the Company consists of 1,049,000 shares of Class A common stock, $0.01 par value per share; and 1,049,000 shares of Class B common stock, $0.01 par value per share. The holders of Class A common stock and Class B common stock share equally, on a per share basis, in dividends or other distributions as declared by the Board of Directors. Each holder of Class A common stock is entitled to one vote for each share of Class A common stock. Class B common stock has no voting rights. In the event of voluntary or involuntary liquidation, dissolution, distribution of assets, or winding-up of the Company, the holders of Class A common stock and Class B common stock shall be entitled to share equally, on a per share basis, in all assets of the Company.

Upon the election by the Board of Directors to convert the outstanding shares of Class B common stock into Class A common stock, all of the shares of Class B common stock shall be converted, without action on the party of any holder, into the same number of shares of Class A common stock. In addition, each holder of shares of Class A common stock shall have the right, at the holder’s option, at any time, to convert any or all shares of Class A common stock into shares of Class B common stock on a one-for-one basis.

As discussed in Note 1, the Ares Option was amended in January 2008 to create and provide Sears with 20,000 shares of Preferred Stock, a contingent forward to issue preferred stock, if Ares chose not to exercise the Ares Option. Issuance of the Preferred Stock is subject to obtaining any required lender consents and modification of the Company’s articles of incorporation. During fiscal 2007, the Company recorded a $16.5 million increase to additional paid in capital and a corresponding decrease from retained earnings to reflect the fair value of the contingent forward to issue the Preferred Stock. As the Ares Option was not exercised and expired, the Company expects to issue the 20,000 shares of Preferred Stock.

3.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities at January 29, 2011 and January 30, 2010, consists of the following:

	2010	2009
Accrued expenses	$13,485	$12,909
Payroll and related items	6,809	10,556
Sales and other taxes	11,654	8,890
Legal judgment (Note 10)	5,561
Self insurance reserves	1,789	1,435
Income tax payable	818	6,855

Total accrued expenses and other liabilities	$40,116	$40,645

4.	DEBT AND CAPITAL LEASE OBLIGATIONS

The components of the Company’s debt and capital lease obligations as of January 29, 2011 and January 30, 2010, are as follows (in millions):

	2010	2009
Senior Secured Credit Facility	$48.0	$—
Real Estate Term Loan	50.0
Senior Secured Term Loan	173.5	175.5
Commercial Mortgage-backed Loan		120.0
Capital lease obligations (see Note 5)	66.7	69.4

Total debt and capital lease obligations	338.2	364.9

Less portion to be paid within one year:
Senior Secured Credit Facility	(11.0)
Real Estate Term Loan	(0.5)
Senior Secured Term Loan	(2.0)	(2.0)
Commercial Mortgage-backed Loan		(120.0)
Capital lease obligations	(5.8)	(4.6)

Total long-term debt and capital lease obligations	$318.9	$238.3

Senior Secured Credit Facility—On December 21, 2006, OSH LLC entered into an Amended and Restated Senior Secured Credit Agreement (the “Senior Secured Credit Facility”) with a syndicate of lenders. The Senior Secured Credit Facility provided revolving availability of up to $130 million (subject to borrowing base limits and fixed charge coverage ratio) for a period of five years, maturing on December 21,

2011. On January 29, 2010, OSH LLC amended and extended the Senior Secured Credit Facility (the “New Facility”) and reduced the revolving availability down to $120 million (subject to borrowing base limits and fixed charge coverage ratio). Under the New Facility, $20 million (or 16.67%) of the availability is funded by non-extending lenders and will continue to mature on December 21, 2011. The remaining $100 million (or 83.33%) of the availability is funded by extending lenders and will mature on December 21, 2013. During fiscal 2010 and fiscal 2009, the Company capitalized $0.3 and $1.1 million, respectively, of loan fees related to the amendment and extension of the Senior Secured Credit Facility.

The Senior Secured Credit Facility and New Facility also permit the ability to obtain letters of credit. As of January 29, 2011 and January 30, 2010, there were $7.3 million and $7.7 million of outstanding letters of credit, respectively. The Company anticipates repaying approximately $11.0 million of the Senior Secured Credit Facility during fiscal 2011.

Obligations under the Senior Secured Credit Facility and New Facility are guaranteed by Orchard Supply Hardware Stores Corporation and OSH Finance Corporation (collectively, the “Guarantors”). Borrowings under the Senior Secured Credit Facility are collateralized by substantially all of OSH LLC’s and the Guarantors’ assets.

The Senior Secured Credit Facility and New Facility places various restrictions on OSH LLC and Guarantors, including, but not limited to, limitations on their ability to incur additional debt, pay dividends, or make distributions, sell assets, or make investments. The Senior Secured Credit Facility required OSH LLC and Guarantors to meet specific covenants, including a fixed charge coverage ratio that is triggered when availability reaches a minimum threshold for three consecutive days. The Company was in compliance with these covenants as of January 29, 2011 and January 30, 2010.

Borrowings under the New Facility, at the Company’s option, can be either base rate (BR) loans or Eurodollar loans. BR loans owing to each non-extending lender bear interest at the greater of (a) the prime rate as publicly announced by Wells Fargo Bank, N.A., or (b) the federal funds rate plus 0.5%, plus the “BR applicable rate” (3.250% at January 29, 2011). BR loans owing to each extending lender bear interest at the greater of (a) the prime rate as publicly announced by Wells Fargo Bank, N.A., or (b) the federal funds rate plus 0.5%, or (c) one month London Inter-Bank Offered Rate (“LIBOR”) plus 1.0%, plus the “BR extended term applicable rate” (4.750% at January 29, 2011). Eurodollar loans owing to each Non-extending lender bear interest at LIBOR, plus the “Eurodollar applicable rate” (1.260% at January 29, 2011). Eurodollar loans owing to each extending lender bear interest at LIBOR plus the “Eurodollar Extended Term Applicable Rate” (2.760% at January 29, 2011). Applicable interest rate spreads and commitment fees paid by the Company will fluctuate based upon the performance of OSH LLC as measured by its leverage ratio, as that term is defined in the New Facility. The New Facility also requires the Company to pay unused commitment fees, based on its leverage ratio; such fees were 0.25% at January 29, 2011 for non-extending lenders and extending lenders, respectively.

Borrowings under the Senior Secured Credit Facility and the New Facility are subject to a borrowing base consisting of the sum of (i) 90% of eligible credit card accounts receivable plus (ii) 80% of other eligible accounts receivable (iii) the lesser of (x) up to 70% of eligible inventory or (y) 85% of the appraised net ordinary liquidation value of eligible inventory. The Company must deliver borrowing base certificates and reports at least monthly. The borrowing base also may be subject to certain other adjustments and reserves to be determined by the agent. As of January 29, 2011 and January 30, 2010 there was $44.4 million and $84.2 million, respectively, available to borrow under the New Facility.

Borrowings under the Senior Secured Credit Facility and the New Facility are also subject to a Fixed Charge Coverage Ratio of 1.1:1. At any time the fixed charge coverage ratio falls below 1.1, the Company can only borrow up to 90% of the available borrowing base.

Senior Secured Term Loan—On December 21, 2006, OSH LLC entered into a $200 million senior secured term loan agreement (the “Senior Secured Term Loan”), which requires quarterly principal pay-downs (the “Mandatory Payments”) of $0.5 million and has a seven-year term, maturing on December 21, 2013. On January 28, 2011, OSH LLC entered into the first amendment to the Senior Secured

Term Loan (the “Senior Secured Term Loan First Amendment”), which resulted in changes to the maximum adjusted leverage ratio covenant (the “Leverage Covenant”), applicable interest rates, definition of EBITDA and excess cash flow prepayment percentage rate. During fiscal 2010, the Company capitalized $1.3 million of loan fees related to the Senior Secured Term Loan First Amendment.

In addition to the Mandatory Payments, the Company is required to make annual prepayments on the Senior Secured Term Loan equal to a defined percentage rate (determined based on the Company’s leverage ratio) of excess cash flows. In accordance with the Senior Secured Term Loan First Amendment, the defined percentage rate of excess cash flows was increased to 75% from the current rate of 50%. The Company paid $0 million, $11.0 million and $7.0 million of excess cash flow prepayments in fiscal 2010, fiscal 2009 and fiscal 2008, respectively, and does not anticipate paying any additional prepayments in fiscal 2011.

Obligations under the Senior Secured Term Loan are guaranteed by the Guarantors. Borrowings under the Senior Secured Term Loan are collateralized by a first lien on the voting stock of OSH Properties and certain equipment, property and intangibles and a second lien on substantially all of OSH LLC’s and the Guarantors’ other assets.

The Senior Secured Term Loan places various restrictions on OSH LLC and the Guarantors, including, but not limited to, limitations on their ability to incur additional debt, pay dividends, or make distributions, sell assets, or make investments. As of January 29, 2011 and January 30, 2010, all of the Company’s earnings and net assets were free of restrictions. The Senior Secured Term Loan requires OSH LLC and the Guarantors to meet specific covenants, including the Leverage Covenant. In accordance with the Senior Secured Term Loan First Amendment, the maximum thresholds, as defined by the Senior Secured Term Loan, on the Leverage Covenant were raised for certain periods and the definition for EBITDA was amended. The Company was in compliance with the Senior Secured Term Loan covenants during fiscal 2010 and fiscal 2009.

Borrowings under the Senior Secured Term Loan and Amended Senior Secured Term Loan, at the Company’s option, can be either ABR loans or Eurodollar loans. ABR loans bear interest at the greater of (a) the prime rate as publicly announced by JPMorgan Chase Bank, and (b) the federal funds rate, plus 0.5% under the Senior Secured Term Loan or 3.75% under the Senior Secured Term Loan First Amendment, plus the “ABR applicable rate” (7.00% at January 29, 2011). Eurodollar loans bear interest at the LIBOR rate, plus the “Eurodollar Applicable Rate” of 2.75% under the Senior Secured Term Loan and 4.75% under the Senior Secured Term Loan First Amendment (5.06% at January 29, 2011). Applicable interest rate spreads paid by the Company can fluctuate based upon the performance of OSH LLC as measured by its Leverage Ratio, as that term is defined in the Senior Secured Term Loan First Amendment.

Commercial Mortgage-Backed Loan—In November 2005, OSH Properties entered into a $120 million commercial mortgage-backed loan agreement (the “CMBS Loan”) with a group of lenders. Interest on the CMBS Loan was based on LIBOR plus 1.625% per annum, and was payable monthly. In connection with the CMBS Loan, the Company entered into an interest rate cap agreement, which established a maximum interest rate on the CMBS Loan for LIBOR at 6%. The CMBS Loan was collateralized by all OSH Properties assets, including 15 owned store locations, 5 stores located on ground leases, and a distribution center. On October 27, 2010, the Company repaid the $120 million CMBS Loan in full with a combination of cash provided by a new Real Estate Secured Term Loan, as defined below, cash on hand, and additional borrowings from the New Facility.

Real Estate Term Loan—In October 2010, OSH Properties entered into a $50 million real estate secured loan (the “Real Estate Term Loan”) with a group of lenders. Interest on the Real Estate Term Loan is based on LIBOR plus 4.25% per annum (4.511% at January 29, 2011), and is payable monthly. In connection with the Real Estate Term Loan, the Company entered into an interest rate cap agreement, which establishes a maximum interest rate on the Real Estate Term Loan for LIBOR at 4% with a $25 million notional amount. The Real Estate Term Loan is collateralized by all OSH Properties assets, including 14 store locations, 4 stores located on ground leases, and a distribution center. The Real Estate Term Loan requires quarterly payments of $0.125 million beginning March 1, 2011 and matures in December 21, 2013. The Real Estate

Term Loan requires the Company to meet the Leverage Covenant, subject to maximum thresholds established by the Real Estate Term Loan. The Company was in compliance with these covenants during fiscal 2010. The Company capitalized $2.5 million of loan fees relating to the Real Estate Term Loan in fiscal 2010.

On February 17, 2011, OSH Properties entered into the first amendment to the Real Estate Term Loan, which raised the maximum thresholds, as defined by the Real Estate Term Loan, on the Leverage Covenant for certain periods and amended the definition of EBITDA.

As of January 29, 2011, debt maturities (excluding capitalized lease obligations) for the next three years are as follows (in millions):

Fiscal Years
2011	$13.5
2012	2.5
2013	255.5

Total	$271.5

5.	LEASES

Operating lease rental expense was $30.3 million, $30.2 million and $30.5 million during fiscal 2010, fiscal 2009 and fiscal 2008, respectively, which included contingent rentals of approximately $0.3 million, $0.1 million and $0.4 million, respectively.

Minimum lease obligations, excluding taxes, insurance, and other expenses payable directly by the Company, for non-cancelable leases in effect as of January 29, 2011, are as follows (in millions):

Fiscal Years	Capital Leases	Operating Leases
2011	$12.0	$28.8
2012	12.1	27.2
2013	12.3	25.7
2014	12.1	22.5
2015	12.0	18.2
Thereafter	63.1	42.9

Total minimum payments	123.6	$165.3

Less imputed interest	(56.9)

Present value of minimum lease payments	66.7

Less current portion of capital lease obligations	(5.8)

Long-term capital lease obligations	$60.9

6.	ALLOCATED COSTS

In fiscal 2010, fiscal 2009 and fiscal 2008, the Company participated in various benefit programs of Sears and utilized Sears’ shared service organization for certain corporate support functions, including finance, legal, human resources, information technology, and other shared services. Costs allocated to the Company by Sears for fiscal 2010, fiscal 2009 and fiscal 2008, for such services include the following (in millions):

	2010	2009	2008
Benefits	$—	$—	$1.9
Shared services	0.5	0.4	0.6

Total allocated costs	$0.5	$0.4	$2.5

These cost allocations may not necessarily be indicative of the costs that the Company would have incurred had it operated as an unaffiliated company, and are determined as follows:

Benefits—Qualifying Company employees are eligible to become participants in the Sears 401(k) savings plan (the “401(k)”). Under the terms of the 401(k), employees may make contributions to the plan up to maximum limits allowable under the Internal Revenue Code. In accordance with the 401(k), the Company may elect to match in cash all or a portion of employees’ contributions under a predetermined formula. Matching contributions of $1.9 million in fiscal 2008 were made and vested immediately. There were no matching contributions in fiscal 2010 or fiscal 2009.

Shared Services—Sears provides the Company with certain shared services including corporate administrative and support services in accordance with a service agreement. An extension to the term of the service agreement is expected to be completed in 2011.

7.	STOCK-BASED COMPENSATION

Stock Incentive Plan—The Board of Directors originally adopted the Orchard Supply Hardware Stores Corporation Stock Incentive Plan (the “2005 Plan”) during fiscal 2005. The 2005 Plan provided for grant options, restricted stock, performance awards, or any combination of the foregoing (the “Awards”) to selected nonemployee directors, officers, consultants, and employees of the Company. The aggregate number of shares of the Company’s common stock that could have been issued under the 2005 Plan for Awards was 47,120 shares.

In May 2010, the Board of Directors approved the 2010 Stock Incentive Plan (the “2010 Plan”). The 2010 Plan provides for grants of stock awards, incentive stock options, nonqualified stock options, restricted stock, performance awards, or any combination of the forgoing (the “Awards”) to selected nonemployee directors, officers, consultants, and employees of the Company. The aggregate number of shares of the Company’s common stock which may be issued under the 2010 Plan for Awards is 111,347 shares.

In May 2010, the Company canceled the 2005 Plan and all outstanding Awards thereunder in connection with its adoption of the 2010 Plan and issued new option grants under the 2010 Plan in consideration for the cancellation of the Awards previously issued under the 2005 Plan.

Recipients of stock options are eligible to purchase the Company’s common stock at exercise prices that may not be less than 100% of the fair market value of such stock on the date of grant, except in the case of grants of an incentive stock option to a recipient that possesses more than 10% of the voting power of the Company’s common stock, in which case, the exercise price may not be less than 110% of the fair market value of such stock on the date of grant. The maximum term of options granted under the 2010 Plan is 10 years, except in the case of the grant of an incentive stock option to a recipient who possesses more than 10% of the voting power of the Company’s common stock, where the maximum term is five years. The Company may grant options that are exercisable immediately regardless of the vesting status of the option.

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes valuation model. The expected life of the options represents the period of time the options are expected to be outstanding and was determined using the “simplified method” as the Company has not had sufficient exercise activity in order to evaluate the expected life. The “simplified method” calculates the expected life as the average of the vesting term and the contractual term of the option. The expected stock price volatility is based on the historic volatility of comparable companies in similar industries as the Company. The expected dividend yield is zero as the Company does not expect to pay any dividends during the expected life of the option as is consistent with the Company’s history. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant and has a term that approximates the expected life. The impact of forfeitures that may occur are estimated and deducted from the amount recognized.

No grants were made in fiscal 2009 and fiscal 2008. The following table presents the weighted average assumptions used in the option pricing model for the stock options granted in fiscal 2010:

2010
Expected dividend rate	0.0%
Volatility	75.0%
Risk-free interest rate	2.4%
Expected lives (years)	6.25

The Company recorded $0.3 million, $0.5 million, and $0.1 million in stock compensation expense for fiscal 2010, 2009 and 2008, respectively, which is included as a component of selling and administrative expenses in the consolidated statements of operations. As of January 29, 2011, the Company had $1.4 million of stock compensation expense related to non-vested awards which is expected to be recognized over the next four years.

A summary of the information about stock options outstanding at January 29, 2011 is as follows:

	Options Outstanding
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Lives (in years)	Weighted Average Exercise Price
$100	17,741	9.44	$100
$200	17,727	9.44	200
$300	17,727	9.44	300

$100 to $300	53,195	9.44	$200

No options are exercisable at January 29, 2011.

As of January 29, 2011, 53,195 nonqualified stock options were issued and outstanding under the 2010 Plan. These options generally vest and become exercisable in equal annual installments over a four-year period, and have a term of 10 years. At January 29, 2011, 58,152 shares were available for grant under the 2010 Plan. Changes in options to purchase the Company’s common stock in fiscal 2010 and fiscal 2009 are as follows:

	Shares	Weighted Average Exercise Price	Remaining Contractual Life (in years)	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value (in millions)
Balance—January 30, 2010	24,715	$436.36	6.28	$—	$1.8
Grant of options	79,918	199.98	10.00	47.06
Exercise of options	—
Forfeitures or expirations	(51,438)	313.56	7.86

Balance—January 29, 2011	53,195	199.97	9.44		$2.6

Options vested and exercisable—January 31, 2009	12,588	435.52	7.09		$0.8

Options vested and exercisable—January 30, 2010	17,531	435.75	6.14		$1.2

Options vested and exercisable—January 29, 2011	—				$—

Options vested and expected to vest—January 30, 2010	19,489	436.36	6.28	72.20	$1.4

Options vested and expected to vest—January 29, 2011	22,665	199.97	9.44	47.06	$1.1

8.	INCOME TAXES

Prior to the Recapitalization, the Company’s operating results were included in the federal and state consolidated income tax returns of Sears. Thereafter, the Company has filed its own federal consolidated tax returns separate from Sears. For California franchise tax purposes, the Company continues to be a member of the Sears combined filing group (the “Combined Group”). As a result, the Company is allocated a prorated share of the Combined Group annual state tax liability, which is based on stand-alone California taxable income and adjusted for any tax credits.

As part of the Recapitalization, the Company entered into a tax-sharing agreement (the “Tax Agreement”) with Sears, which governs the rights and obligations of the parties with respect to tax matters for periods in which the Company is or was a member of any Sears consolidated or combined income tax return group. Under the Tax Agreement, Sears is responsible for any federal or state income tax liability relating to tax periods ending on or before the Recapitalization. For all periods after the Recapitalization, the Company is responsible for any federal or state tax liability, regardless of whether the Company is required to file as part of the Combined Group. Current income taxes payable for any federal or state income tax returns is reported in the period incurred. As of January 29, 2011 and January 30, 2010, $4.3 million and $4.0 million, respectively, of state income tax payables are recorded in Payable to Sears in the consolidated balance sheets.

The provision for income tax expense for fiscal 2010, fiscal 2009 and fiscal 2008, consists of the following (in millions):

	2010	2009	2008
Current:
Federal	$9.5	$13.0	$17.2
State	2.8	3.9	4.1

Total	12.3	16.9	21.3

Deferred:
Federal	(5.2)	(3.3)	(7.4)
State	(1.5)	(0.9)	(3.6)

Total	(6.7)	(4.2)	(11.0)

Income tax provision	$5.6	$12.7	$10.3

The provision for income taxes for financial reporting purposes is different from the tax provision computed by applying the statutory federal income tax rate. Differences are as follows:

	2010	2009	2008
Federal tax rate	35.0%	35.0%	35.0%
State income tax (net of federal benefit)	7.5	6.6	(0.5)
Tax credits	(1.8)	(0.3)	(0.1)
Non-deductible goodwill impairment			(39.5)
Other	(1.7)	(1.5)	0.7

Effective tax rate	$39.0%	$39.8%	$(4.4)%

The major components of deferred tax assets and liabilities as of January 29, 2011 and January 30, 2010, are as follows (in millions):

	2010	2009
Deferred tax assets:
Inventory	$5.8	$3.3
State income taxes	5.2	5.7
Capital leases	10.3	11.1
Employee compensation	0.1	1.8
Rent equalization	2.9	3.6
Insurance Reserves	2.6
Other	6.5	3.1

Total deferred tax assets	33.4	28.6

Deferred tax liabilities:
Property and equipment	(22.7)	(20.7)
Intangibles	(47.2)	(47.2)
Favorable leasehold rights	(16.6)	(20.3)
Other		(0.2)

Total deferred tax liabilities	(86.5)	(88.4)

Net deferred tax liabilities	$(53.1)	$(59.8)

Management believes that the Company will generate sufficient taxable income in future periods to fully realize deferred tax assets. Accordingly, no valuation reserve has been provided.

The activity related to the Company’s unrecognized tax benefits is as follows (in millions):

Total Unrecognized Tax Benefits
Balance—February 2, 2008	$1.8
Reductions for tax positions of prior years	(0.5)

Balance—January 31, 2009	1.3
Increase in tax positions of prior years	0.4

Balance—January 30, 2010	1.7
Changes in tax positions

Balance—January 29, 2011	$1.7

Recognition of these tax benefits would reduce the Company’s effective tax rate only through a reduction of the corresponding interest and penalties that are separately accrued. Total interest and penalties recognized in the consolidated statements of operations were $0, $0.4 million and $0.1 million for fiscal 2010, fiscal 2009 and fiscal 2008, respectively. As of January 29, 2011 and January 30, 2010, the total amount of interest recognized in the consolidated balance sheet was $0.1 million and $0.6 million, respectively. The unrecognized tax benefits include various federal issues dealing with the timing of when the Company should claim a deduction or recognize a component of income. The Company’s open tax years are fiscal 2007 through fiscal 2010 for federal and fiscal 2002 through fiscal 2010 for state income tax returns.

9.	RELATED-PARTY AGREEMENTS

The Company purchases Sears’ exclusive brands such as Craftsman, Kenmore, Easy Living, and Weatherbeater directly from Sears and outside vendors. Purchases of these exclusive brands for fiscal 2010, fiscal 2009 and fiscal 2008, are as follows (in millions):

	2010	2009	2008
Craftsman	$14.4	$11.7	$15.8
Kenmore	7.7	10.0	10.8
Easy Living	1.6	2.5	3.2
Weatherbeater	1.0	1.3	1.7

Total	$24.7	$25.5	$31.5

For fiscal 2010, fiscal 2009 and fiscal 2008, the Company purchased approximately $12.2 million, $6.1 million and $9.4 million, respectively, of merchandise directly from Sears.

Concurrent with the Recapitalization, the Company and Sears entered into various agreements, including an appliance sales agreement (the “Appliance Sales Agreement”) and a brand sales agreement (the “Brand Sales Agreement”) (collectively, the “Agreements”). The salient terms of the Agreements between the Company and Sears, all of which have an effective date of November 23, 2005, are as follows:

Appliance Sales Agreement—The Company was granted the right to purchase from Sears and to sell certain major branded appliances, including major Kenmore-branded appliances (the “Products”). The Company is permitted to sell the Products at currently identified retail locations and if approved by Sears, at additional retail locations (the “Appliance Stores”). The price paid by the Company for Products purchased from Sears equals Sears’ cost for such Products. If the Appliance Sales Agreement is terminated by Sears, Sears has the right, but not an obligation, to purchase all Products held in the Company’s inventory at the last price such Products were sold to the Company. In addition, the Company is required to pay a monthly monitoring fee per Appliance Store to Sears, which currently approximates $0.1 million per year.

In accordance with Sears’ policy, the Company is entitled to receive from Sears an allocation of vendor subsidies earned from the purchase of appliances made on behalf of the Company. These vendor subsidies are based on contractual relationships established between Sears and the vendor and are applicable only to purchases made by Sears. For fiscal 2010, fiscal 2009 and fiscal 2008, the Company recognized approximately $0.5 million, $0.6 million and $0.6 million, respectively, in vendor subsidies.

Brand Sales Agreement—Sears granted the Company the right to purchase from Sears and its approved vendors, as well as to sell certain additional products, which include products marketed under Sears’ exclusive brands, such as Craftsman, Easy Living and Weatherbeater (the “Additional Products”). The price paid by the Company for the Additional Products purchased from Sears equals Sears’s cost for such Products.

Sears and the Company have agreed that, pending completion of a new supply agreement or an end date yet to be determined, the Company can continue to sell the products contemplated under the Appliance Sales Agreement and the Brand Sales Agreement with royalties being paid by the Company to Sears subsequent to November 23, 2008.

Royalty expenses for fiscal 2010, fiscal 2009 and fiscal 2008, were $1.2 million, $0.4 million and $0.2 million, respectively.

10.	COMMITMENTS AND CONTINGENCIES

On April 1, 2011, the Company received a Notice of Judgment filed in the Fresno County California Superior Court in connection with a dispute over a 2007 new store lease that was terminated in 2009 prior to construction. The Company is preparing post trial motions and if not successful, intends to file an appeal.

The Company has accrued approximately $5.6 million related to this judgment and estimated legal fees incurred by the plaintiff. We do not believe it is reasonably possible that additional amounts will be paid above the amounts that we had accrued. This amount is included in selling and administrative costs in the consolidated statement of operations, and in accrued expenses and other liabilities in the Company’s consolidated balance sheet at January 29, 2011.

The Company is also subject to various legal and governmental proceedings arising out of the ordinary course of business, the outcome of which, individually or in the aggregate, in the opinion of management, would not have a material adverse effect on the Company’s business, financial position, or results of operations.

At January 29, 2011 and January 30, 2010, the Company had non-cancelable commitments of $0.2 million and $1.5 million, respectively, related to merchandise purchase contracts and capital projects.

*  *  *  *  *  *

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARIES

ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF APRIL 30, 2011, JANUARY 29, 2011 AND MAY 1, 2010

(In thousands, unaudited)

	April 30, 2011	January 29, 2011	May 1, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,532	$15,604	$9,093
Restricted cash	556	556
Merchandise inventories	178,637	172,050	175,395
Deferred income taxes	16,924	16,444	11,887
Prepaid expenses and other current assets	11,377	11,253	12,517

Total current assets	219,026	215,907	208,892
PROPERTY AND EQUIPMENT—Net	263,362	262,968	269,748
OTHER INTANGIBLE ASSETS	143,597	145,451	151,931
DEFERRED FINANCING COSTS	5,391	5,666	2,588

TOTAL	$631,376	$629,992	$633,159

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Merchandise payables	$65,768	$55,325	$44,684
Accrued expenses and other liabilities	41,787	40,116	43,626
Current portion of long-term debt and capital lease obligations	8,492	19,292	126,742
Payable to Sears	3,528	12,458	1,467

Total current liabilities	119,575	127,191	216,519
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS	329,605	318,928	238,650
OTHER LONG-TERM LIABILITIES	16,519	16,338	14,642
DEFERRED INCOME TAXES	68,489	69,503	69,861
COMMITMENTS AND CONTINGENCIES (NOTE 5)

Total liabilities	534,188	531,960	539,672
STOCKHOLDERS’ EQUITY
Series A common stock	10	10	10
Series B common stock
Additional paid in capital	262,971	262,825	262,563
Accumulated losses	(165,793)	(164,803)	(169,086)

Total stockholders’ equity	97,188	98,032	93,487

TOTAL	$631,376	$629,992	$633,159

See notes to condensed consolidated financial statements.

ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE 13 WEEKS ENDED APRIL 30, 2011 AND MAY 1, 2010

(In thousands, except per share amounts, unaudited)

	13 Weeks Ended
	April 30, 2011	May 1, 2010

NET SALES	$163,768	$169,651

COST OF SALES AND EXPENSES:
Cost of sales (excluding depreciation and amortization)	108,641	108,165
Selling and administrative	43,999	41,872
Depreciation and amortization	7,163	8,069

Total cost of sales and expenses	159,803	158,106

OPERATING INCOME	3,965	11,545
INTEREST EXPENSE, net	5,553	4,222

(LOSS) INCOME BEFORE INCOME TAXES	(1,588)	7,323
INCOME TAX (BENEFIT) EXPENSE	(598)	2,889

NET (LOSS) INCOME	$(990)	$4,434

(LOSS) INCOME PER COMMON SHARE ATTRIBUTABLE TO STOCKHOLDERS
Basic and diluted (loss) income per share	$(0.99)	$4.43

Basic and diluted weighted average common shares outstanding	1,002	1,002

See notes to condensed consolidated financial statements.

ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE 13 WEEKS ENDED APRIL 30, 2011 AND MAY 1, 2010

(In thousands, unaudited)

	13 Weeks Ended
	April 30, 2011	May 1, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(990)	$4,434
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	7,163	8,069
Amortization of deferred financing costs	590	244
Loss on sale and impairment of property and equipment	85	134
Stock-based compensation	146	67
Deferred income taxes	(47)	(1,187)
Deferred rent	(1,494)	(1,805)
Change in operating assets and liabilities:
Merchandise inventories	(6,587)	(14,130)
Prepaid expenses and other assets	(124)	(364)
Merchandise payables	10,443	8,405
Payable to Sears	(8,930)	587
Accrued expenses and other liabilities	1,970	280

Net cash provided by operating activities	2,225	4,734

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,106)	(1,953)
Proceeds from sale of property and equipment	37	—

Net cash used in investing activities	(2,069)	(1,953)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on Senior Secured Credit Facility	28,800
Repayments on Senior Secured Credit Facility	(30,800)
Principal payments on Senior Secured Term Loan	(500)	(500)
Principal payments on Real Estate Secured Term Loan	(125)
Payment of deferred financing costs	(315)	(163)
Payments of capital lease obligations	(1,288)	(1,986)

Net cash used in financing activities	(4,228)	(2,649)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,072)	132
CASH AND CASH EQUIVALENTS—Beginning of period	15,604	8,961

CASH AND CASH EQUIVALENTS—End of period	$11,532	$9,093

See notes to condensed consolidated financial statements.

ORCHARD SUPPLY HARDWARE STORES CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE 13 WEEKS ENDED APRIL 30, 2011 AND MAY 1, 2010

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying unaudited interim condensed consolidated financial statements have been prepared from the records of Orchard Supply Hardware Stores Corporation (the “Company”) and its subsidiaries, Orchard Supply Hardware LLC (“OSH LLC”), OSH Properties LLC (“OSH Properties”), and OSH Finance Corporation. Unless otherwise specified, all references to the “Company” refer to Orchard Supply Hardware Stores Corporation and subsidiaries without audit and, in the opinion of management, include all adjustments (consisting of only normal, recurring adjustments) necessary to present fairly the Company’s financial position as of April 30, 2011 and May 1, 2010, and the results of operations and cash flows for the 13 weeks ended. The condensed consolidated balance sheet as of January 29, 2011, presented herein, has been derived from the Company’s audited consolidated financial statements for the fiscal year then ended.

Accounting policies followed by the Company are described in Note 1 to the audited consolidated financial statements for the fiscal year ended January 29, 2011, appearing elsewhere in this Prospectus. Certain information and disclosures normally included in the notes to annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted for purposes of these unaudited interim condensed consolidated financial statements. The interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including notes thereto, contained in the Company’s Prospectus.

As a subsidiary of Sears, the Company does not maintain all of its own legal, tax, and certain other corporate support functions. In connection with the Recapitalization, Sears and the Company entered into a shared services agreement to provide the Company with certain corporate support services while the Company builds its own stand-alone corporate infrastructure. The costs and allocations charged to the Company by Sears do not necessarily reflect the costs of obtaining the services from unaffiliated third parties or of the Company providing the applicable services itself. The methods by which Sears allocates its costs are reasonable and are based on a prorated estimate of costs expected to be incurred by Sears. The condensed consolidated financial statements contained herein may not be indicative of the Company’s condensed consolidated financial position, operating results and cash flows in the future, or what they would have been if it had been a stand-alone company during all periods presented. In August 2008, the Company completed the transition of the majority of its significant accounting functions from Sears and converted its accounting system to be independently operated by the Company.

The results of operations for the 13 weeks ended April 30, 2011 and May 1, 2010, presented herein are not necessarily indicative of the results to be expected for the full fiscal year.

Segment Reporting—The Company has one reportable segment. The Company’s operations include activities related to its retail stores that are all operated in California, United States.

The following table presents the Company’s net sales by product categories for the 13 weeks ended April 30, 2011 and May 1, 2010 (in thousands):

	13 Weeks Ended
	April 30, 2011	May 1, 2010
Repair and maintenance	$77,586	$80,067
Lawn and garden	66,120	70,459
In-home	20,062	19,125

Total	$163,768	$169,651

Vendor Rebates and Allowances—The Company receives various vendor-funded rebates and allowances through a variety of programs and arrangements intended to offset the Company’s costs of promoting and selling certain vendor products. These vendor payments are recorded as a reduction to the cost of merchandise inventories when earned and, thereafter, as a reduction of cost of sales, as the merchandise is sold. Up-front consideration received from vendors linked to purchases or other commitments is deferred until performance of the specified activity is deemed to be complete. The Company earned vendor rebates and allowances of $7.3 million and $7.0 million in the first quarter of fiscal 2011 and fiscal 2010, respectively. Vendor rebates and allowances deferred at April 30, 2011, January 29, 2011 and May 1, 2010 were $11.0 million, $11.8 million and $11.4 million, respectively, and are included as a reduction to merchandise inventories in the condensed consolidated balance sheets.

Comprehensive Income (Loss)—Comprehensive income (loss) encompasses all changes in equity other than those arising from transactions with stockholders. Comprehensive income (loss) was equal to net income (loss) for the periods presented.

Earnings Per Share (“EPS”)—The Company computes and reports both basic EPS and diluted EPS. Basic EPS is computed by dividing net earnings by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net earnings by the sum of the weighted average number of common shares and dilutive common stock equivalents outstanding during the period. Diluted EPS reflects the total potential dilution that could occur from outstanding equity plan awards, including unexercised stock options.

There are no dilutive common stock equivalents, and therefore basic and dilutive EPS are the same for all periods presented.

Fair Value of Financial Instruments—Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, (“ASC 820”) defines fair value, establishes a framework for measuring fair value in GAAP and requires certain disclosures about fair value measurements. Under ASC 820, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3—Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

Due to their short-term nature, the carrying value of the Company’s cash and cash equivalents, customer and other receivables, merchandise payables, accrued expenses, and other current liabilities approximate their fair value. Based on borrowing rates available to the Company, the carrying value of the Company’s debt obligations approximated their fair value at April 30, 2011, January 29, 2011, and May 1, 2010.

The Company measures certain non-financial assets and liabilities, including long-lived assets, at fair value on a non-recurring basis. The Company did not record any impairment for the 13 weeks ended April 30, 2011 and May 1, 2010.

The Company was not required to measure any other significant non-financial assets and liabilities at fair value as of April 30, 2011 and May 1, 2010.

2.	DEBT AND CAPITAL LEASE OBLIGATIONS

The components of the Company’s debt and capital lease obligations as of April 30, 2011, January 29, 2011, and May 1, 2010, are as follows (in millions):

	April 30, 2011	January 29, 2011	May 1, 2010
Senior Secured Credit Facility	$46.0	$48.0	$—
Real Estate Secured Term Loan	49.9	50.0
Senior Secured Term Loan	173.0	173.5	175.0
Commercial Mortgage-backed Loan			120.0
Capital lease obligations	69.2	66.7	70.4

Total debt and capital lease obligations	338.1	338.2	365.4
Less portion to be paid within one year
Senior Secured Credit Facility		(11.0)
Real Estate Secured Term Loan	(0.5)	(0.5)
Senior Secured Term Loan	(2.0)	(2.0)
Commercial Mortgage-backed Loan			(122.0)
Capital lease obligations	(6.0)	(5.8)	(4.7)

Total long-term debt and capital lease obligations	$329.6	$318.9	$238.7

Senior Secured Credit Facility—On December 21, 2006, Orchard Supply Hardware LLC (“OSH LLC”) entered into an Amended and Restated Senior Secured Credit Agreement (the “Senior Secured Credit Facility”) with a syndicate of lenders. The Senior Secured Credit Facility provided revolving availability of up to $130 million (subject to borrowing base limits and fixed charge coverage ratio) for a period of five years, maturing on December 21, 2011. On January 29, 2010, OSH LLC amended and extended the Senior Secured Credit Facility (the “New Facility”) and reduced the revolving availability down to $120 million (subject to borrowing base limits and fixed charge coverage ratio). The amendment bifurcated the facility into a $20.0 million tranche maturing December 21, 2011 with lenders who elected not to extend and a $100.0 million tranche maturing December 21, 2013 with lenders who elected to extend.

The Senior Secured Credit Facility and New Facility also permit the ability to obtain letters of credit. As of April 30, 2011, January 29, 2011 and May 1, 2010, there were $9.7 million, $7.3 million and $7.6 million of outstanding letters of credit, respectively. The Company does not anticipate repaying any of the Senior Secured Credit Facility within the next 12 months.

The Senior Secured Credit Facility and New Facility place various restrictions on OSH LLC and Guarantors, including, but not limited to, limitations on their ability to incur additional debt, pay dividends, or make distributions, sell assets, or make investments. The Senior Secured Credit Facility requires OSH LLC and Guarantors to meet specific covenants, including a fixed charge coverage ratio that is triggered when availability reaches a minimum threshold for three consecutive days. The Company was in compliance with these covenants as of April 30, 2011, January 29, 2011 and May 1, 2010.

Borrowings under the New Facility are subject to a borrowing base consisting of the sum of (i) 90% of eligible credit card accounts receivable plus (ii) 80% of other eligible accounts receivable (iii) the lesser of (x) up to 70% of eligible inventory or (y) 85% of the appraised net ordinary liquidation value of eligible inventory. The Company must deliver borrowing base certificates and reports at least monthly. The borrowing base also may be subject to certain other adjustments and reserves to be determined by the agent. As of April 30, 2011 there was $55.7 million available to borrow under the New Facility.

Borrowings under the New Facility are also subject to a Fixed Charge Coverage Ratio of 1.1:1. At any time the fixed charge coverage ratio falls below 1.1, the Company can only borrow up to 90% of the available borrowing base.

Senior Secured Term Loan—On December 21, 2006, OSH LLC entered into a $200 million senior secured term loan agreement (the “Senior Secured Term Loan”), which requires quarterly principal pay-downs (the “Mandatory Payments”) of $0.5 million and has a seven-year term, maturing on December 21, 2013. On January 28, 2011, OSH LLC entered into the first amendment to the Senior Secured Term Loan (the “Senior Secured Term Loan First Amendment”), which resulted in changes to the maximum adjusted leverage ratio covenant (the “Leverage Covenant”), applicable interest rates, definition of EBITDA and excess cash flow prepayment percentage rate.

In addition to the Mandatory Payments, the Company is required to make annual prepayments on the Senior Secured Term Loan equal to a defined percentage rate (determined based on the Company’s leverage ratio) of excess cash flows. In accordance with the Senior Secured Term Loan First Amendment, the defined percentage rate of excess cash flows was increased to 75% from the current rate of 50%. The Company does not anticipate paying any additional prepayments in fiscal 2011.

The Senior Secured Term Loan places various restrictions on OSH LLC and the Guarantors, including, but not limited to, limitations on their ability to incur additional debt, pay dividends, or make distributions, sell assets, or make investments. If, following the Distribution, one or both of ESL and ACOF dispose of all or part of their shareholding in the Company such that their combined total voting power drops below 50%, this may trigger a Change in Control event of default under the Senior Secured Credit Facility, Senior Secured Term Loan and Real Estate Secured Term Loan. An event of default could trigger certain acceleration clauses and cause those and our other obligations to become immediately due and payable and we may not have sufficient cash funds available to repay our debt obligations upon such a Change in Control. As of April 30, 2011, January 29, 2011 and May 1, 2010, all of the Company’s earnings and net assets were free of restrictions. The Senior Secured Term Loan requires OSH LLC and the Guarantors to meet specific covenants, including the Leverage Covenant. In accordance with the Senior Secured Term Loan First Amendment, the maximum thresholds, as defined by the Senior Secured Term Loan, on the Leverage Covenant were raised for certain periods and the definition for EBITDA was amended. The Company was in compliance with the Senior Secured Term Loan Leverage Covenant during the first quarter of fiscal 2011, the first quarter of fiscal 2010, and fiscal 2010.

Real Estate Secured Term Loan—In October 2010, OSH Properties entered into a $50 million real estate secured loan (the “Real Estate Secured Term Loan”) with a group of lenders that requires quarterly payments of $0.1 million and matures on December 21, 2013.

The Real Estate Secured Term Loan requires the Company to meet the Leverage Covenant, subject to maximum thresholds established by the Real Estate Secured Term Loan. The Company was in compliance with these covenants during the first quarter of fiscal 2011 and fiscal 2010.

On February 17, 2011, OSH Properties entered into the first amendment to the Real Estate Secured Term Loan, which raised the maximum thresholds, as defined by the Real Estate Secured Term Loan, on the Leverage Covenant for certain periods and amended the definition of EBITDA.

3.	LIQUIDITY

The Company’s liquidity is dependent upon the continued availability of borrowings under its current financing arrangements. As discussed in Note 2, the Senior Secured Term Loan and Real Estate Secured Term Loan are subject to the Leverage Covenant. As of April 30, 2011, the Company was in compliance with its financial covenants under its financing arrangements, and the Company currently believes that it will continue to be in compliance with these covenants through at least the end of the first quarter of fiscal 2012. However, the decline in the Company’s operating results for the first quarter of fiscal 2011, coupled with continued economic weakness in the market the Company operates in, has adversely impacted the Company’s prospective compliance with the financial covenants under the Senior Secured Term Loan and the Real Estate Term Loan. As a result, the Company may seek to renegotiate its financing arrangements in order to remain in compliance while continuing to follow its current business plan, which includes plans for store expansion. If such renegotiations are unsuccessful, we would expect to take certain actions that would allow us to remain in compliance. Such actions could include, among others, reducing capital expenditures by delaying or reducing new store openings and store remodels, reducing payroll and benefit costs, deferring certain maintenance and other expenditures, as well as generating additional cash through sale, sale leaseback, or sublease of certain real estate assets in order to reduce leverage. However, the implementation of these actions would likely result in slower growth and could potentially reduce future sales. Notwithstanding the Company’s expectations, if the Company’s operating results were to continue to decline or if market conditions were to worsen, the Company may be unable to meet the financial covenants, and the Company’s lenders could demand repayment of the amounts outstanding under the Company’s financing agreements. Under such circumstances, no assurances can be given that the Company’s financing arrangements could be renegotiated, or that alternative financing would be available on terms acceptable to the Company, if at all.

4.	RELATED-PARTY AGREEMENTS

The Company purchases Sears Holdings Corporations’ (“Sears”) exclusive brands such as Craftsman, Kenmore, Easy Living, and Weatherbeater directly from Sears and outside vendors. Purchases of these exclusive brands for the first quarter of fiscal 2011 and fiscal 2010 are as follows (in millions):

	13 Weeks Ended
	April 30, 2011	May 1, 2010
Craftsman	$3.1	$4.6
Kenmore	2.7	2.0
Easy Living	0.7	0.4
Weatherbeater	0.3	0.2

Total	$6.8	$7.2

For the first quarter of fiscal 2011 and fiscal 2010, the Company purchased approximately $3.7 million and $2.6 million, respectively, of merchandise directly from Sears.

Concurrent with the Recapitalization, the Company and Sears entered into various agreements, including an appliance sales agreement (the “Appliance Sales Agreement”) and a brand sales agreement (the “Brand Sales Agreement”) (collectively, the “Agreements”). The salient terms of the Agreements between the Company and Sears, all of which have an effective date of November 23, 2005, are as follows:

Appliance Sales Agreement—The Company was granted the right to purchase from Sears and to sell certain major branded appliances, including major Kenmore-branded appliances (the “Products”). The Company is permitted to sell the Products at currently identified retail locations and if approved by Sears, at additional retail locations (the “Appliance Stores”). The price paid by the Company for Products purchased from Sears equals Sears’ cost for such Products. If the Appliance Sales Agreement is terminated by Sears, Sears has the right, but not an obligation, to purchase all Products held in the Company’s inventory at the last price such Products were sold to the Company. In addition, the Company is required to pay a monthly monitoring fee per Appliance Store to Sears, which currently approximates $0.2 million per year.

In accordance with Sears’ policy, the Company is entitled to receive from Sears an allocation of vendor subsidies earned from the purchase of appliances made on behalf of the Company. These vendor subsidies are based on contractual relationships established between Sears and the vendor and are applicable only to purchases made by Sears. For the first quarter of fiscal 2011 and the first quarter of fiscal 2010, the Company recognized approximately $0.1 million and $0.1 million, respectively, in vendor subsidies.

The Company intends to enter into an appliances agreement (the “Appliances Agreement”) with Sears Holdings effective at the Distribution pursuant to which Sears Holdings will authorize us to sell the Products and related protection agreements on a consignment basis as a distributor through our designated retail locations. The Appliances Agreement will provide that Sears Holdings will pay us commissions on our net sales of the Products and the protection agreements for the Products. Commissions for Products will vary by Product category and Sears Holdings may in its sole discretion modify from time to time the commission rate for each category of Product but the annual weighted-average aggregate commission rate for all categories of Products for each Sears Holdings fiscal year for the Sears Authorized Hometown Stores as a group, including us, will not be less than a specified rate. We expect that appliances covered by the Appliances Agreement will include Kenmore, Bosch, Electrolux, GE, LG, Samsung and Whirlpool branded appliances. The agreement generally incorporates arm’s length terms and conditions, including market-based pricing and term of duration.

The Appliances Agreement will have a term of five years. We may terminate the Appliances Agreement early for our convenience by delivering six months’ prior written notice to Sears Holdings after the second anniversary of the effective date of the Appliances Agreement or if Sears Holdings fails to comply with any of its material obligations in the Appliances Agreement and the failure remains uncured for 30 days or more following notice. Sears Holdings may terminate the Appliances Agreement early for its convenience by delivering six months’ prior written notice to us after the second anniversary of the effective date of the Appliances Agreement or if (a) with respect to a Sears Holdings’ fiscal quarter our sales of Products during the fiscal quarter are 30% less than our sales of Products during the same fiscal quarter in the prior year or (b) we fail to comply with any of our material obligations in the Agreement and the failure remains uncured for 30 days or more following notice. The Appliances Agreement will provide that during its term we will not be able to operate in California other businesses that sell merchandise similar to the Products. The Appliances Agreement also will provide that for two years following the end of the term we will not be able to operate a business that competes with Sears Businesses at, or within ten miles of, our retail locations that sold Products at any time during the term.

Brand Sales Agreement—Sears granted the Company the right to purchase from Sears and its approved vendors, as well as to sell certain additional products, which include products marketed under Sears’ exclusive brands, such as Craftsman, Easy Living and Weatherbeater (the “Additional Products”). The price paid by the Company for the Additional Products purchased from Sears equals Sears’s cost for such Products.

The Company intends to enter into a brands agreement (the “Brands Agreement”) with a subsidiary of Sears Holdings pursuant to which Sears Holdings will supply certain Craftsman, Easy Living and Weatherbeater branded products to us on a non-exclusive basis for resale through our retail locations. Pursuant to the Brands Agreement, our cost for the products provided to us by Sears Holdings under the agreement is generally based upon a pricing schedule by specific products. The agreement has a five year term and may be extended subject to the mutual agreement of the parties. The Company also intends to enter into brand license agreements (the “License Agreements”) with Sears Holdings effective at the Distribution pursuant to which Sears Holdings will allow us to purchase a limited assortment of Kenmore branded water heaters and consumer household products directly from vendors. Under the License Agreements we will pay certain license fees to Sears Holdings. The agreements generally incorporate arm’s length terms and conditions, including market-based pricing and term of duration.

Sears and the Company have agreed that, pending completion of the Appliances Agreement, Brands Agreement and License Agreements or an end date yet to be determined, the Company can continue to sell the products contemplated under the Appliance Sales Agreement and the Brand Sales Agreement with royalties being paid by the Company to Sears subsequent to November 23, 2008.

Royalty expenses for the first quarter of fiscal 2011 and the first quarter of fiscal 2010 were $0.3 million and $0.3 million, respectively.

5.	COMMITMENTS AND CONTINGENCIES

Save Mart Supermarkets v. Orchard Supply Hardware LLC—On April 1, 2011, a judgment was entered against the Company in the case of the Save Mart Supermarkets v. Orchard Supply Hardware LLC, in California Superior Court in Fresno, California. Save Mart obtained a $5.1 million verdict on claims of breach of contract and breach of the implied covenant of good faith relating to the termination by Orchard Supply Hardware LLC of a contract for the lease of a store to be built by Save Mart. On August 24, 2011, the Company entered into a settlement agreement with Save Mart to satisfy the $5.1 million judgment, release the Company of all liabilities, and waive all rights of appeals by both parties. The settlement includes three parts: 1) a $0.5 million cash consideration paid to Save Mart, 2) the amendment and extension of an existing lease between Save Mart and the Company for a store unrelated to the one originally in dispute and 3) the lease of a new property to the Company. As of April 30, 2011, the Company had recorded a $5.1 million accrual for this matter. The Company estimates that this liability will be reduced by approximately $1.0 million to $2.0 million as a result of the settlement.

The Company is from time to time subject to class action claims of wage and hour violations. The Company is currently a party in two such lawsuits containing class-action allegations in which the plaintiffs are current and former hourly and salaried associates who allege various violations, including that they are misclassified as exempt employees and are owed overtime pay, that they are owed pay and penalties for missed meals and/or rest breaks, and that they are owed penalties for improper wage statements. The complaints generally seek unspecified monetary damages including back pay and statutory penalties, injunctive relief, or both. These wage and hour cases are early in the proceedings and it is not currently possible to evaluate the likelihood of an unfavorable outcome and not, therefore, possible to estimate with any degree of certainty any range of possible loss. If a class were certified in one or both cases, an unfavorable judgment or settlement might be material. However, based on the information available to the Company at this time, the Company believes that it is not reasonably possible that a material judgment would occur on these cases.

The Company is also subject to various legal and governmental proceedings arising out of the ordinary course of business, the outcome of which, individually or in the aggregate, in the opinion of the Company’s management, would not have a material adverse effect on the Company’s business, financial position, or results of operations.

At April 30, 2011, January 29, 2011 and May 1, 2010, the Company had non-cancelable commitments of $0.9 million, $0.2 million and $2.4 million, respectively, related to merchandise purchase contracts and capital projects.

*  *  *  *  *  *

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following is a statement of the expenses (all of which are estimated other than the SEC registration fee and the NASDAQ Capital Market listing fee) to be incurred by the Registrant in connection with the distribution of the securities registered under this Registration Statement:

Item	Amount
SEC Registration Fee		$9,520.20
Printing Fees and Expenses
NASDAQ Listing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	$

Item 14.	Indemnification of Directors and Officers

Delaware General Corporate Law

Pursuant to the Delaware General Corporation Law (the “DGCL”), a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a derivative action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of an action or suit by or in the right of the corporation to procure a judgment in its favor, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent a present or former director or officer is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for actual and reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

The DGCL provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its by-laws, disinterested directors’ vote, shareholders’ vote, agreement or otherwise.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

Orchard Supply Hardware Stores Corporation

Our proposed Amended and Restated Certificate of Incorporation of Orchard requires Orchard to indemnify and hold harmless any current or former director of Orchard to the fullest extent permitted by Delaware law. Such indemnification rights include the right to be paid by Orchard the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. However, except for proceedings to enforce indemnification or advancement rights, Orchard will indemnify such a director who initiates an action, suit or proceeding (or part thereof) only if such action, suit or proceeding (or part thereof) was authorized by the board of directors of Orchard.

Orchard’s Amended and Restated By-laws extend the above-described indemnification and advancement rights to current and former officers of Orchard and to persons who are or were serving at the request of Orchard as a director, officer or trustee of another corporation or entity. The Amended and Restated By-laws also contain certain procedures and presumptions that will govern any action brought by a person granted advancement or indemnification rights in Orchard’s Amended and Restated Certificate of Incorporation or Amended and Restated By-laws to enforce those rights.

The indemnification and advancement rights conferred by Orchard are not exclusive of any other right to which persons seeking indemnification or advancement may be entitled under any statute, Orchard’s Amended and Restated Certificate of Incorporation or Amended and Restated By-laws, any agreement, vote of shareholders or disinterested directors or otherwise.

We also maintain directors and officers insurance to insure such persons against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

On November 23, 2005, we entered into a stockholders’ agreement with Sears Roebuck and ACOF I LLC (“ACOF”) that was amended and restated as of January 8, 2008 (the “Stockholders’ Agreement”), whereby ACOF invested $58.7 million in cash in exchange for 19.9% of the Class A Common Stock and a three-year option to acquire additional shares in the Company (the “Ares Option”).

Pursuant to the amended and restated Stockholders’ Agreement, as of January 8, 2008, the Ares Option was amended to allow Orchard to create and issue to Sears Roebuck 20,000 Preferred Shares, in the event the Ares Option expires without exercise. On November 23, 2008, the Ares Option was not exercised and expired. As a result, the Company expects to create and issue the 20,000 shares of Preferred Stock in the form described in this Prospectus prior to the Distribution and that Sears Holdings will thereafter distribute such Preferred Stock to its shareholders in the Distribution. The issuance of the Preferred Stock to Sears Roebuck will be made in reliance on Section 4(2) under the Securities Act of 1933. During fiscal 2007, the Company recorded a $16.5 million increase to additional paid in capital and a corresponding decrease from retained earnings to reflect the fair value of the contingent forward to issue the Preferred Stock. We will not receive any proceeds from the distribution of the Preferred Stock to Sears Roebuck.

Item 16.	Exhibits and Financial Statement Schedules

(a)	See Exhibit Index.

(b)	See the Consolidated Financial Statements.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California, on the 9th day of September, 2011.

ORCHARD SUPPLY HARDWARE STORES CORPORATION

By:	/s/ MARK R. BAKER
Mark R. Baker
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 9th day of September, 2011.

Signature	Title

/s/ MARK R. BAKER Mark R. Baker	President, Chief Executive Officer and Director (Principal Executive Officer)

* William C. Robertson	Senior Vice President, Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)

* William C. Crowley	Director

* Matthew D. Cwiertnia	Director

* William R. Harker	Director

* David B. Kaplan	Director

* Jeffrey Stollenwerck	Director

*	By:	/s/ MARK R. BAKER
Mark R. Baker

EXHIBIT INDEX

Exhibit Number	Exhibit Description
2.1*	Form of Distribution Agreement between Sears Holdings Corporation and Orchard Supply Hardware Stores Corporation.

3.1(a)*	Form of Amended and Restated Certificate of Incorporation of Orchard Supply Hardware Stores Corporation.

3.1(b)*	Form of Amended and Restated By-laws of Orchard Supply Hardware Stores Corporation.

3.2	Form of Certificate of Designation for the Series A Preferred Stock of Orchard Supply Hardware Stores Corporation.

4.1*	Form of Second Amended and Restated Stockholders’ Agreement among ESL Investments, Inc., Edward S. Lampert, William C. Crowley, ACOF I LLC and Orchard Supply Hardware Stores Corporation.

4.2*	Specimen Class A Common Stock Certificate of Orchard Supply Hardware Stores Corporation.

5.1	Form of Opinion of Simpson Thacher & Bartlett LLP regarding the legality of the securities being issued.

8.1	Form of Opinion of Simpson Thacher & Bartlett LLP regarding tax matters.

10.1*	Form of Transition Services Agreement between Sears Holdings Management Corporation and Orchard Supply Hardware Stores Corporation.

10.2#	Tax Sharing Agreement between Sears Holdings Corporation and Orchard Supply Hardware Stores Corporation, dated November 23, 2005.

10.3	Second Amended and Restated Senior Secured Credit Agreement, dated as of January 29, 2010, among Orchard Supply Hardware LLC, as Borrower, Orchard Supply Hardware Stores Corporation, those certain Subsidiaries of the Borrower parties thereto, the Lenders from time to time party thereto, Wells Fargo Retail Finance, LLC, as ABL Administrative Agent and Collateral Agent for the Lenders.

10.4(a)	Senior Secured Term Loan Agreement, dated as of December 21, 2006, by and among Orchard Supply Hardware LLC, as Borrower, Orchard Supply Hardware Stores Corporation, certain other Subsidiaries of Orchard Supply Hardware Stores Corporation, the Lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent for the Term Lenders.

10.4(b)	Amendment No. 1, dated as of January 28, 2011, to the Senior Secured Term Loan Agreement, dated as of December 21, 2006, by and among Orchard Supply Hardware LLC, as Borrower, Orchard Supply Hardware Stores Corporation, certain other Subsidiaries of Orchard Supply Hardware Stores Corporation, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent for the Term Lenders.

10.5	Loan Agreement, dated as of October 27, 2010, among OSH Properties LLC, each Lender from time to time party thereto, and Wells Fargo Bank, N.A., as Administrative Agent for the Lenders thereunder.

10.6	Offer Letter by and between Orchard Supply Hardware Stores Corporation and Mark R. Baker, dated March 7, 2011.

10.7	Offer Letter by and between Orchard Supply Hardware Stores Corporation and William C. Robertson, dated February 1, 2007.

10.8	Revised Offer Letter by and between Orchard Supply Hardware Stores Corporation and Thomas J. Carey, dated May 30, 2007.

Exhibit Number	Exhibit Description

10.9	Offer Letter by and between Orchard Supply Hardware Stores Corporation and Stephen W. Olsen, dated May 21, 2010.

10.10	Offer Letter by and between Orchard Supply Hardware Stores Corporation and Steven L. Mahurin, dated April 15, 2011.

10.11	Offer Letter by and between Orchard Supply Hardware Stores Corporation and Mark Bussard, dated June 1, 2011.

10.12	Offer Letter by and between Orchard Supply Hardware Stores Corporation and David I. Bogage, dated April 4, 2011.

10.13	Offer Letter by and between Orchard Supply Hardware Stores Corporation and Roger L. Smith, dated September 24, 2007.

10.14	Severance Agreement by and between Orchard Supply Hardware Stores Corporation and Mark R. Baker, dated March 7, 2011.

10.15	Severance Agreement by and between Orchard Supply Hardware Stores Corporation and William C. Robertson, dated January 8, 2009.

10.16*	Severance Agreement by and between Orchard Supply Hardware Stores Corporation and Steven L. Mahurin, dated .

10.17	Severance Agreement by and between Orchard Supply Hardware Stores Corporation and Stephen W. Olsen, dated July 16, 2010.

10.18	Severance Agreement by and between Orchard Supply Hardware Stores Corporation and Thomas J. Carey, dated July 23, 2007.

10.19	Severance Agreement by and between Orchard Supply Hardware Stores Corporation and David I. Bogage, dated April 11, 2011.

10.20*	Severance Agreement by and between Orchard Supply Hardware Stores Corporation and Mark A. Bussard, dated .

10.21	Severance Agreement by and between Orchard Supply Hardware Stores Corporation and Roger L. Smith, dated January 8, 2009.

10.22(a)	Employment Agreement by and between Orchard Supply Hardware, LLC, Orchard Supply Hardware Stores Corporation and Robert M. Lynch, dated November 23, 2005.

10.22(b)	Amendment No. 1 to the Employment Agreement by and between Orchard Supply Hardware, LLC, Orchard Supply Hardware Stores Corporation and Robert M. Lynch, dated March 20, 2007.

10.22(c)	Amendment No. 2 to the Employment Agreement by and between Orchard Supply Hardware, LLC, Orchard Supply Hardware Stores Corporation and Robert M. Lynch, dated February 1, 2009.

10.23	Severance Agreement by and between Orchard Supply Hardware Stores Corporation and Allen R. Ravas, dated February 7, 2011.

10.24	Severance Agreement by and between Orchard Supply Hardware Stores Corporation and John S. Beasley, III, dated January 8, 2009.

10.25	2010 Stock Incentive Plan of Orchard Supply Hardware Stores Corporation and related agreements.

10.26*	Non-Employee Director Compensation Policy of Orchard Supply Hardware Stores Corporation.

21.1	List of Subsidiaries of Orchard Supply Hardware Stores Corporation.

23.1*	Consents of Simpson Thacher & Bartlett LLP (included in Exhibits 5.1 and 8.1).

23.2	Consent of Deloitte & Touche LLP, an independent registered public accounting firm.

24.1#	Power of Attorney.

*	To be filed by amendment.
#	Previously filed.